


07025299

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Allied Telesis Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

FILE NO. 82- 34980 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/17/07

AR/S
12-31-06
RECEIVED

[Accounting]

1. Method to produce Consolidated Financial Statement and its Financial Statements

(1) The consolidated financial statements of our company are produced in conformity to "The Rules and Regulations on terms, forms and methods to produce Consolidated Financial Statements" (Ministry of Finance Ordinance No 28 enforced in 1976; hereinafter referred to as the "Rules on Consolidated Financial Statements").

Furthermore, the statements of the previous consolidated accounting term (January 1, 2005 to December 31, 2005) were produced in conformity to the Rules on Consolidated Financial Statements enforced prior to the revision, in accordance with the proviso of Supplementary Clause 2 in the "Cabinet Office Ordinance to revise sections of the Rules and Regulations on the terms, forms and producing method for the Consolidated Financial Statements" (Cabinet Office Ordinance No. 5 enforced on January 30, 2004).

Also, the statements of the previous consolidated accounting term (January 1, 2005 to December 31, 2005) were produced in conformity to the Rules on Consolidated Financial Statements enforced prior to the revision, and the current accounting term's consolidated financial statements (January 1, 2006 to December 31, 2006) are produced in conformity to the Rules on Consolidated Financial Statements enforced after the revision.

(2) The financial statements of our company are produced in conformity to "The Rules and Regulations on the terms, forms and producing method for the Financial Statements" (Ministry of Finance Ordinance No 59 enforced in 1963; hereinafter referred to as the "Rules on Financial Statements").

Furthermore, the financial statements of the previous accounting term (January 1, 2005 to December 31, 2005), were produced in conformity to the Rules on Consolidated Financial Statements enforced prior to the revision, in accordance with the provisos of Supplementary Clause 2 in the "Cabinet Office Ordinance to revise sections of the Rules and Regulations on the terms, forms and producing method for the Consolidated Financial Statements" (Cabinet Office Ordinance No. 5 enforced on January 30, 2004).

Also, the financial statements of the previous accounting term (January 1, 2005 to December 31, 2005) were produced in conformity to the Rules on Consolidated Financial Statements enforced prior to the revision, and the current accounting term's financial statements (January 1, 2006 to December 31, 2006) are produced in conformity to the Rules on Consolidated Financial Statements enforced after the revision.

2. Audit Certification

The financial statements and consolidated financial statements of our company for the previous consolidated accounting term (January 1, 2005 to December 31, 2005) and the previous accounting term (January 1, 2005 to December 31, 2005), and for the current consolidated

accounting term (January 1, 2006 to December 31, 2006) and the current business term (January 1, 2006 to December 31, 2006) have been audited by Deloitte Touche Tohmatsu under the provision set forth in the Item 2 of Article 193 of the Securities Exchange Law.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

(a) Consolidated Balance Sheet

		Previous Consolidated Accounting Term (end December 31, 2005)			Current Consolidated Accounting Term (end December 31, 2006)		
Items	Notes	Amount (1,000 yen)		Ratio (%)	Amount (1,000 yen)		Ratio (%)
(Assets)							
I. Current Assets							
1. Cash and Deposits	*2		3,850,316			3,497,514	
2. Bills and Accounts receivable	*1, 2		12,897,589			11,062,391	
3. Marketable securities			—			125,875	
4. Inventory assets			10,371,259			8,993,982	
5. Deferred tax assets			1,304,779			—	
6. Escrow deposit	*4		—			2,000,000	
7. Others			2,383,809			2,267,641	
Allowance for bad debt			(723,449)			(672,642)	
Total Current Assets			30,084,304	75.9		27,274,763	82.6
II. Fixed Assets							
1. Tangible fixed assets							
(1) Buildings and structures		1,731,022			1,729,898		
Aggregate of depreciation deduction		671,392	1,059,629		712,818	1,017,079	
(2) Machinery and vehicles		1,323,879			1,122,516		
Aggregate of depreciation deduction		865,923	457,955		870,759	251,757	
(3) Tools and equipment		6,700,501			7,016,849		
Aggregate of depreciation deduction		4,571,509	2,128,991		5,245,493	1,771,356	
(4) Land			710,868			716,157	
(5) Construction in			11,522			46,303	

Items	Notes	Previous Consolidated Accounting Term (end December 31, 2005) Amount (1,000 yen)	Ratio (%)	Current Consolidated Accounting Term (end December 31, 2006) Amount (1,000 yen)	Ratio (%)
progress					
Total Tangible Fixed Assets		4,368,967	11.0	3,802,654	11.5
2. Intangible Fixed Assets					
(1) Consolidated adjustment account		1,060,197		—	
(2) Others		836,888		466,419	
Total Intangible Fixed Assets		1,897,085	4.8	466,419	1.4
3. Investment and Other Assets					
(1) Investment in securities		864,292		650,555	
(2) Long-term prepaid expenses		33,041		40,344	
(3) Deferred tax assets		1,562,990		—	
(4) Others		1,049,637		783,913	
Allowance for bad debt		(200,077)		(12,383)	
Total of Investment and Other Assets		3,309,884	8.3	1,462,430	4.5
Total of Fixed Assets		9,575,937	24.1	5,731,504	17.4
Total Assets		39,660,242	100.0	33,006,267	100.0

		Previous Consolidated Accounting Term (end December 31, 2005)		Current Consolidated Accounting Term (end December 31, 2006)	
Items	Notes	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)
(Liabilities)					
I. Current Liabilities					
1. Bills payable and Accounts payable	*1	6,385,539		5,855,241	
2. Short-term Loan	*2,3	7,464,993		4,351,281	
3. Long-term Loan repayable within one year	*3	4,561,378		3,247,295	
4. Corporate Bonds redeemable within one year		268,000		268,000	

5. Accrued expenses			—			2,106,219	
6. Accrued corporate income tax			278,866			126,641	
7. Deferred tax liabilities			—			34,310	
8. Allowance for bonus payable			163,043			248,306	
9. Other			3,369,568			2,062,921	
Total Current Liabilities			22,491,389	56.7		18,300,216	55.4
II. Fixed Liabilities							
1. Corporate bonds	*4		532,000			4,314,000	
2. Long-term loan	*3		4,756,424			1,326,178	
3. Deferred tax liabilities			—			34,013	
4. Allowance for retirement			534,591			605,444	
5. Other			109,980			45,368	
Total of Fixed Liabilities			5,932,996	15.0		6,325,004	19.2
Total Liabilities			28,424,385	71.7		24,625,220	74.6
(Minority Equity)							
Minority shareholders' equity			292,047	0.7		—	—
(Shareholders' Equity)							
I. Capital			4,996,366	12.6		—	—
II. Capital surplus			7,126,908	18.0		—	—
III. Accumulated profit			(1,091,329)	(2.8)		—	—
IV. Other Appraisal Gain (Loss) on Marketable Securities			47,312	0.1		—	—
V. Foreign Currency Translation Adjustment Account			(123,982)	(0.3)		—	—
VI. Treasury Stock			(11,466)	0.0		—	—
Total of Capital			10,943,809	27.6		—	—
Total of Liabilities, Minority Shareholders' Equity and Capital			39,660,242	100.0		—	—

Accounts	Notes	Previous Consolidated Accounting Term (end December 31, 2005) Amount (1,000 yen)		Ratio (%)	Current Consolidated Accounting Term (end December 31, 2006) Amount (1,000 yen)		Ratio (%)
(Net Assets)							
I. Shareholders' Equity							
1. Capital			—	—		7,697,146	23.3
2. Capital surplus			—	—		9,827,574	29.8
3. Accumulated profit			—	—		(9,167,169)	(27.7)
4. Treasury stock			—	—		(11,929)	(0.0)
Total Shareholders' Equity			—	—		8,345,622	25.4
II. Valuation and Translation Adjustments							
1. Other appraisal gain/(loss) on marketable securities			—	—		35,991	0.1
2. Deferred gains/(losses) on hedging instruments			—	—		49,990	0.1
3. Foreign currency translation Adjustment account			—	—		(102,471)	(0.3)
Total of appraisal and Translation Adjustments etc			—	—		(16,489)	(0.1)
III. Warrants						51,914	0.1
Total Net Assets						8,381,047	25.4
Total Liabilities and Net Assets						33,006,267	100.0

(b) Consolidated Profit and Loss Account

Account	Notes	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005) Amount (1,000 yen)		Ratio (%)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006) Amount (1,000 yen)		Ratio (%)
I. Sales			54,554,893	100.0		52,729,748	100.0
II. Cost of Sales			29,518,674	54.1		30,096,014	57.1
Gross profit margin			25,036,219	45.9		22,633,733	42.9

Items	Notes	Previous Amount (1,000 yen)		Ratio (%)	Current Amount (1,000 yen)		Ratio (%)
III. Sales and General Administration Expenses	*1,2		25,024,164	45.9		26,019,418	49.3
Operating profit (loss)			12,054	0.0		(3,385,685)	(6.4)
IV. Non-operating Profits							
1. Interest received		30,829			61,586		
2. Dividend received		134			1,184		
3. Foreign exchange profit		1,215,355			395,180		
4. Gain from appraisal of interest rate swap		25,972			—		
5. Gain from appraisal of forward-exchange contract		3,819			—		
6. Others		197,716	1,473,827	2.7	36,013	493,965	0.9
V. Non-operating Expenses							
1. Interest paid		351,440			316,540		
2. Valuation loss on foreign exchange contract		—			13,397		
3. Equity in earnings or losses of affiliates					23,015		
4. Others		109,901	461,341	0.8	100,352	453,305	0.8
Recurring profit or (loss)			1,024,540	1.9		(3,345,025)	(6.3)
VI. Extraordinary Profit							
1. Gain on sale of fixed assets	*3	769			11,827		
2. Gain on sale of investment in securities		-	—		16		
3. Gain on variation in consolidated subsidiary equity		4,786			—		
4. Reversal of allowance for doubtful accounts		—			21,267		
5. Liquidating dividends					28,910		
6. Other	*4	42,195	47,752	0.1	8,511	70,533	0.1

		Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)		Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	
Items	Notes	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)

VII. Extraordinary loss							
1. Loss on sale of fixed assets	*6	321			275		
2. Loss on disposal of fixed assets	*5	41,622			409,105		
3. Appraisal loss on securities investments		40,904			285,449		
4. Amortization of goodwill		—			1,013,154		
5. Transfer to allowance for bad debt		195			—		
6. Others		—	83,044	0.2	196,523	1,904,508	3.6
Current income (loss) before tax adjustment			989,248	1.8		(5,179,000)	(9.8)
Corporate tax, resident tax and enterprise tax		444,690			322,326		
Adjustment in corporate tax		1,027,979	1,472,670	2.7	2,896,714	3,219,041	6.1
Loss of minority shareholders			452,093	(0.8)		322,202	(0.6)
Current net loss			31,328	(0.1)		8,075,840	(15.3)

(c) The Consolidated Statement of Capital Surplus and Accumulated Profits

		Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	
Items	Notes	Amount (1,000 yen)	
(Capital Surplus)			
I. Capital surplus at beginning of term			5,461,082
II. Increase in capital surplus			
1. Exchange of shares		30,989	
2. Exercising of warrants		1,634,836	1,665,825
III. Capital surplus at end of term			7,126,908
(Accumulated profits)			
I. Accumulated profits at beginning of term			(981,166)
II. Increase in accumulated profits			
1. Exclusion from consolidation		355	355
III. Decrease in accumulated profits			

1. Dividends		79,190	
2. Current net loss		31,328	110,518
III. Accumulated loss at end of term			(1,091,329)

(d) Statement of Changes in Consolidated Shareholders' Equity

Current consolidated accounting term (January 1, 2006 – December 31, 2006)

	Shareholders' Equity				
	Capital	Capital surplus	Accumulated profit	Treasury stock	Total shareholder's equity
Balance as of December 31, 2005 (1,000 yen)	4,996,366	7,126,908	(1,091,329)	(11,466)	11,020,479
Change during current consolidated accounting term					
Subscription rights exercised	2,700,779	2,700,666	–	–	5,401,445
Current period net loss	–	–	(8,075,840)	–	(8,075,840)
Acquisition of treasury stock	–	–	–	(462)	(462)
Net changes in items other than stockholder's equity during current consolidated accounting term	–	–	–	–	–
Total change during consolidated accounting period (1,000 yen)	2,700,779	2,700,666	(8,075,840)	(462)	(2,674,857)
Balance (1,000 yen) as of December 31, 2006	7,697,146	9,827,574	(9,167,169)	(11,929)	8,345,622

	Valuation and translation adjustments				Subscription rights	Minority equity	Total net assets
	Net unrealized gains on securities	Deferred hedge gains & losses	Foreign exchange adjustment account	Total			
Balance as of December 31, 2005 (1,000 yen)	47,312	108,342	(123,982)	31,671	–	292,047	11,344,199
Change during consolidated accounting term							
Warrants exercised	–	–	–	–	–	–	5,401,445
Current period net loss	–	–	–	–	–	–	(8,075,840)
Acquisition of treasury stock	–	–	–	–	–	–	(462)
Net changes in items other than stockholder's equity during current	(11,320)	(58,351)	21,510	(48,161)	51,914	(292,047)	(288,294)

consolidated accounting term							
Total change during consolidated accounting period (1,000 yen)	(11,320)	(58,351)	21,510	(48,161)	51,914	(292,047)	(2,963,151)
Balance as of December 31, 2006 (1,000 yen)	35,991	49,990	(102,471)	(16,489)	51,914	–	8,381,047

(e) The Consolidated Cash Flow Statement

		Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
Items	Notes	Amount (1,000 yen)	Amount (1,000 yen)
I. Cash flow from operating activity			
1. Current net profit (loss) before tax adjustment		989,248	(5,179,000)
2. Depreciation expense		1,690,334	1,687,827
3. Amortization of goodwill		—	1,060,197
4. Amortization of Consolidated account adjustment		101,171	—
5. Change in allowance for bad debt		(80,679)	(177,301)
6. Change in allowance for bonus payable		149,233	84,410
7. Change in allowance for retirement		(159)	60,732
8. Interest and dividend received		(30,964)	(62,771)
9. Interest paid		351,440	316,540
10. Foreign exchange gain (loss)		(1,000,336)	132,778
11. Forward-exchange contract appraisal gain (loss)		3,819	13,397
12. Interest rate swap appraisal gain (loss)		25,972	—
13. Investment in securities appraisal loss		40,904	285,449
14. Gain on sale of investment in securities		-	(16)
15. Gain (loss) on sale of tangible fixed assets		(447)	(11,552)
16. Loss on write-off of tangible fixed assets		41,622	409,105
17. Investment profit & loss on equity method		—	23,015
18. Gain on contribution to *Tokumei Kumiai*		(42,195)	—
19. Change in account receivable		(436,512)	2,257,983
20. Change in inventory assets		(253,859)	1,392,286
21. Change in purchase liabilities		(849,015)	(1,004,104)
22. Others		(990,125)	1,333,624
Sub-total		(290,550)	2,622,602
23. Interest/dividends received		30,964	62,771
24. Interest paid		(347,739)	(337,330)
25. Corporate and other tax paid		(885,815)	(405,702)
Cash Flow from operating activity		(1,493,141)	1,942,341
II. Cash Flow from investment activity			
1. Expenses on acquisition of tangible fixed assets		(650,942)	(873,111)
2. Revenue on sale of tangible fixed assets		169,918	23,199
3. Expenses on acquisition of intangible fixed assets		(278,837)	(254,186)
4. Expenses on acquisition of investment in securities		(302,475)	(67,759)

5. Revenue on sale of investment in securities		50	16
6. Net increases in time deposits		-	(562,939)
7. Expenses incurred by loan		(2,073)	(757)
8. Revenue incurred by repayment of loan		27,612	44,206
9. Others		150,636	307,731
Cash Flow from investment activity		(886,110)	(1,383,599)

		Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
Items	Notes	Amount (1,000 yen)	Amount (1,000 yen)
III. Cash Flow from Financial activity			
1. Net Increase (decrease) in Short-term Loans		52,239	(3,113,712)
2. Revenue from the Long-term loans		4,445,000	8,071,956
3. Long-term loans repayment expense		(6,026,366)	(12,816,285)
4. Revenue from corporate bond issues		2,300,000	11,000,000
5. Expenses from deposits		—	(2,000,000)
6. Expenses from corporate bond redemptions		—	(4,168,000)
7. Revenue from share issues		1,775,592	2,337,541
8. Revenue from issuance of warrants		—	73,800
9. Expenses associated with redemptions of subscription rights		—	(65,000)
10. Expenses by acquisition of treasury stock		(2,457)	(462)
11. Revenue from share issues to minority shareholders		10,568	—
12. Expenses from purchasing shares from minority shareholders		(254)	—
13. Dividend		(79,190)	—
14. Others		—	(74,866)
Cash flow by financial activity		2,475,131	(755,029)
IV. Exchange gain (loss) relating to cash and cash equivalent		80,672	(593,577)
V. Increase in cash and cash equivalent		176,552	(789,865)
VI. Balance of cash and cash equivalent at the beginning of the term		3,565,605	3,775,449
VII. Increase in cash and cash equivalent due to exchange of shares		49,141	—
VIII. Decrease in cash and cash equivalent due to exclusion from consolidation		(15,850)	—
IX. Balance of cash and cash equivalent at the end of the term		3,775,449	2,985,583

Matters and Situation Which Create Important Doubts About the Going Concern Assumption

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
------------------	The Allied Telesis Group recognized a net loss of 538,547,000 yen in the year ended December 31, 2003, an operating loss of 2,579,219,000 yen and net loss of 3,149,212,000 yen in the year ended December 31, 2004, and a net loss of 31,328,000 yen in the year ended December 31, 2005. It also recognized an operating loss of 3,385,685,000 yen, and a net loss of 8,075,840,000 yen in the current consolidated accounting term. Thus this corresponds to a situation which raises major doubts regarding the assumption that it will continue as a going concern. Over the past several years, the Allied Telesis Group invested in research and development of IPv6 related products for next generation networks, large capacity gigabit related products, and IP triple play related products. It also developed a sales structure necessary to handle the market for these products. As a result, it achieved firm responses from the market since the previous consolidated accounting term, with continuing increased sales of gigabit related products in the Japan market, and increasing orders of IP triple play related products in the European and U.S. markets. But compared to previous products, it has taken longer than assumed to received contracts for these new products, and their contribution to profit is slower than initially planned. Also, the Allied Telesis group is in the networking related market, which is globalizing in an environment of rapid conversion to broadband, with continued intensive new product development and rapidly falling product prices, passing through an extremely difficult situation. However, in the next consolidated accounting term, it will make a new start as an integrated networking manufacturer, by completing its superior cost performance high speed network product line for business customers, and steady sales are foreseen in the gigabit related products market. Since last year, it also began providing IPTV and other services to the U.S. Air Force Yokota Air Base, as part of its new IP-GSP (Global Service Provider) business model, and is developing sales cooperation with major system integrators such as IBM, focusing on Europe and the U.S. Thus it seems that steady sales

	are foreseen in the IP triple play business. In addition, research and development expenses have been cut by narrowing the investment focus, and it is also continually striving to reduce manufacturing costs in the production structure by utilizing EMS (Electronic Manufacturing Service). Thus it plans to recognize operating profits from the next consolidated accounting term. It plans to raise 6 billion yen of funds in the next consolidated accounting term, to have the funds necessary to achieve the above plans. Associated with this, it concluded the 14th warrant third party allocation contract, as noted in Important Subsequent Events, Note 3 (Issue of warrants by allocation to third party). Thus these consolidated financial statements were produced assuming that it will continue as a going concern, and effects of these important doubts are not reflected in the consolidated financial statements.

Important Basic Matters to Make Consolidated Financial Statements

Items	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
1. Matters on the scope of consolidation	(1) Number of consolidated subsidiaries 43 companies Names of main consolidated subsidiaries are not listed here as they are indicated in "Brief on the Company 4 – Affiliated companies." Allied Telesyn Capital Inc., a company newly established during the consolidated accounting term, and Route Co., Ltd., which became a consolidated subsidiary due to a share swap conducted on May 27, 2005, are included in the consolidated accounts for the consolidated accounting term. Allied Widuri SDN. BHD. is excluded from the consolidated accounts due to a decrease in the ratio of its equity interest resulting from the partial sale of its holdings in Allied Widuri. There are no unconsolidated subsidiaries.	(1) Number of consolidated subsidiaries 41 companies Names of main consolidated subsidiaries are not listed here as they are indicated in "Brief on the Company 4 – Affiliated companies." Liquidation of Allied Telesis R&D Center Yamanashi Co., Ltd. was completed on May 31, 2006, and liquidation of NACSE Japan K.K. was completed on December 21, 2006, and as such are excluded from the consolidated accounts. There are no unconsolidated subsidiaries.
2. Matters on the application of equity method	N/A	(1) Number of corporations accounted for by the equity method: 1 corporation Name of corporation accounted for by the equity method: Internetworking & Broadband Consulting Co., Ltd. The stock of Internetworking & Broadband Consulting Co., Ltd. was acquired on February 6, 2006. It has been accounted for by the equity method since that consolidated accounting term.
3. Matters on the business term of the consolidated subsidiaries and corporation	The end of the business term for all consolidated subsidiaries corresponds	The end of the business term for all consolidated subsidiaries corresponds

accounted for by equity method.	with the consolidated closing date.	with the consolidated closing date. The end of the business term for Internetworking & Broadband Consulting Co., Ltd. (a company accounted for by the equity method) is September 30. Its financial statements based on preliminary settlement as of the consolidated closing date were used when producing the consolidated financial statements
4. Matters on the Accounting Standards	(1) Appraisal standards and methods for significant assets (a) Securities Other Securities - Marketable securities The market value method based on the market price as of the consolidated closing date (the difference between book value and market price shall be treated in accordance with the method of direct conversion into capital. Cost of securities sold is calculated by the moving average method) is applied. - not traded at current market price The cost method using the moving average method is applied. (b) Derivatives The market value method is applied. (c) Inventory Assets The cost method primarily using the weighted average method is applied for our company and our domestic consolidated subsidiaries, and the lower of cost or market method (LCM) mainly using the first-in-first-out	(1) Appraisal standards and method for significant assets (a) Securities Other Securities - Marketable securities The market value method based on the market price as of the consolidated closing date (the difference between book value and market price shall be treated in accordance with the method of direct conversion into capital. Cost of securities sold is calculated by the moving average method) is applied. - not traded at current market price Same as described on left. (b) Derivatives Same as described on left. (c) Inventory Assets Same as described on left.

	method (FIFO) is mainly applied to overseas consolidated subsidiaries.	

Items	Previous Consolidated Accounting Term (January 1, 2005– December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
	(2) Appraisal standard and its method for significant depreciable assets (a) Tangible fixed assets The diminishing balance method is applied for our company and our domestic consolidated subsidiaries (the straight line method is applied to buildings acquired on or after April 1, 1998 (excluding facilities annexed to the building) while the straight line method is applied for overseas consolidated subsidiaries. Durable years Building and structures (3 years to 39 years) Machinery and vehicles (5 years to 6 years) Tools and fixtures (3 years to 20 years) (b) Intangible fixed assets The straight line method based on the expected duration of internal service (either 3 years or 5 years) is applied to software used internally. The straight line method is applied to software for sale based on the expected duration which it will remain saleable (3 years). (3) Accounting treatment for significant deferred assets (a) Cost of bond issues Treated as expense in full amount at the time of payment (b) Cost of new share issues Treated as expense in full amount at the time of payment	(2) Appraisal standard and its method for significant depreciable assets (a) Tangible fixed assets Same as described on left. (b) Intangible fixed assets The straight line method based on the expected duration of internal service (either 3 years or 5 years) is applied to software used internally. The straight line method is applied to software for sale based on the expected duration which it will remain saleable (3 years). 3) Accounting treatment for significant deferred assets (a) Cost of bond issues Treated as expense in full amount at the time of accrual (b) Cost of stock delivery Treated as expense in full amount at the time of accrual

	(4) Basis to account for significant allowances (a) Allowance for non-collectible debts In order to provide against loss arising from non-collectable debt, expected uncollectible amount is recognized using loan loss ratio for general debt, and for specific debt such as doubtful debt, expected uncollectible amount is recognized taking into account the probability of an individual account being collected. (b) Allowance for bonus payable In order to provide for bonus payable to employees, the amount payable during the consolidated accounting term is recognized. (c) Allowance for retirement benefits for employees In order to provide for retirement benefits for employees, the amount which is perceived to have been realized at the end of the consolidated accounting term based on the expected amount of retirement benefits payable at the end of the consolidated accounting term is recognized. The amount for mathematical difference allocated proportionately over the prescribed number of years (8 years), which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred	(4) Basis to account for significant allowances (a) Allowance for non-collectable debts Same as described on left. (b) Allowance for bonus payable Same as described on left. (c) Allowance for retirement benefits for employees Same as described on left.

Items	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
	(5) Conversion standard for exchanging significant foreign currency denominated assets or liabilities, applied in producing the financial statements of underlying consolidated companies for which consolidated financial statements were produced. Foreign currency denominated monetary obligations are converted into yen using the spot exchange rate on the consolidated closing date, with the difference between the foreign currency and yen amounts resulting from the currency conversion treated as an exchange gain or loss. Assets and liabilities of overseas consolidated subsidiaries are translated into yen, using the spot exchange rate on the consolidated closing date, and the revenue and the expense are converted into yen using the average exchange rate during the term, with the difference between the foreign currency and yen amounts resulting from the currency conversion included in the Adjustment Account for Foreign Currency Conversions in Minority Equity and Capital.	(5) Conversion standard for exchanging significant foreign currency denominated assets or liabilities, applied in producing the financial statements of underlying consolidated companies for which consolidated financial statements were produced. Foreign currency denominated monetary obligations are converted into yen using the spot exchange rate on the consolidated closing date, with the difference between the foreign currency and yen amounts resulting from the currency conversion treated as an exchange gain or loss. Assets and liabilities of overseas consolidated subsidiaries are translated into yen using the spot exchange rate on the consolidated closing date, and the revenue and the expense are converted into yen using the average exchange rate during the term, with the difference between the foreign currency and yen amounts resulting from the currency conversion included in the Adjustment Account for Foreign Currency Conversions in Net Assets.
	(6) Accounting for significant lease transactions Our company and our domestic consolidated subsidiaries apply an accounting method in conformity with methods applied to ordinary lease transaction for finance ' leases other than transactions in which the ownership of a leased object is deemed	(6) Accounting for significant lease transactions Same as described on left.

	to be transferred to the leaseholder. Overseas consolidated subsidiaries apply an accounting method which conforms to ordinary transactions.	
	(7) Accounting methods for significant hedge transactions	(7) Accounting method for significant hedge transactions
	(a) Accounting method for hedge transactions When the criteria for deferral hedge accounting treatment and special treatment for interest rate swaps are satisfied, special treatment is applied.	(a) Accounting method for hedge transactions Same as described on left.
	(b) Means for hedging and its subject means for hedging · Interest rate swap · Forward exchange transaction Its subjects · Interest on borrowing/loan · Foreign monetary liabilities	(b) Means for hedging and its subject means for hedging Same as described on left.
	(c) Hedging policy Based on our guidelines for market risk management, our company conducts forward exchange transactions to the extent necessary to avoid exchange rate fluctuation risks deriving from foreign currency denominated transactions. Interest rate swap transactions are also conducted for the purpose of avoiding variation risks involved in interest rates for loans. The subject of hedge transactions for each individual contract is identified.	(c) Hedging policy Same as described on left.

Items	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
	(d) Appraisal method of the validity of a hedge Over the period commencing from the start of a hedge transaction until appraisal of the validity of hedge, the appraisal of validity of hedge is conducted based on the accumulated value of changes in both of the subject of the hedge transaction and the means of hedging, in addition to accumulated cash flow changes. Moreover, in accordance with risk management policy, the following interest rate swap contracts which satisfy the following conditions are being concluded:- I. The assumed principal of the interest rate swap transaction corresponds with the principal of the long-term loan. II. The term and the maturity of the interest rate swap transaction and the term and the maturity of the long-term loan are the same. III. The index on the variable interest rate for long-term loan and the index on variable interest rate for receipt and payment in the interest rate swap are the same. IV. Conditions on interest rate revisions for the interest rate swap and for the long-term loan are the same. V. Conditions for receipt and payment for the interest rate	(d) Appraisal method of the validity of hedge Same as described on left.

	swap transaction remain the same during the swap period. Therefore, the appraisal on the closing date of the validity of an interest rate swap transaction which satisfies conditions for special treatment is omitted. (8) Other important matters for producing consolidated financial statements (a) Accounting treatment of the consumption tax The before-tax method is applied for accounting treatment of consumption tax and regional consumption tax. (b) Consolidated taxation system It is applied from the current consolidated accounting term. (c) Accounting treatment for equity interest relating to *Tokumei Kumiai* Contracts In order to conduct a proper appraisal of the equity interest relating to *Tokumei Kumiai* Contracts (leveraged leases), the accumulated loss in investment for which our company is responsible is deducted directly from the capital, and if the resulting amount exceeds the amount of capital contributions, then the amount in excess is accounted for as an accrued liability in current liabilities. *Tokumei Kumiai* was terminated as of August 31, 2005.	(8) Other important matters for producing the consolidated financial statements (a) Accounting treatment for the consumption tax Same as described on left. (b) Consolidated taxation system The consolidated taxation system is applied. ....

Items	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
5. Matters on the appraisal of assets and liabilities in consolidated subsidiaries	The mark–to–market method is applied for the appraisal of assets and liabilities in consolidated subsidiaries.	Same as described on left.
6. Matters on amortization of the consolidated adjustment account	The method of amortization of the consolidated adjustment account is as follows:- The straight-line amortization method over 20 years is applied.	The method of amortization of the consolidated adjustment account is as follows:- The straight-line amortization method over 20 years is applied. (additional information) Impairment of goodwill was accounted for in the current consolidated accounting term, so 1,013,154,000 yen was recognized as Amortization of Goodwill in Extraordinary Loss.
7. Matters on treatment of accounting items for profit appropriation	The consolidated statement of retained profit is produced based on the profit appropriation defined during the consolidated accounting term in terms of the profit appropriation of consolidated companies.	------------------------------
8. Scope of assets in the consolidated cash flow statement	In the consolidated cash flow statement, the assets (cash and cash equivalent) consist of cash in hand, cash deposits which are able to be withdrawn at any time, and short-term investment which is easily convertible into cash, and such assets are exposed to an extremely small value fluctuation risk, while being expired or redeemed within three months of the acquisition date.	Same as described on left.

Changes in the Accounting Treatment

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
…………………	(Accounting Standards for Impairment of Fixed Assets) Effective from the current consolidated accounting term, the company applies the Accounting Standard for Impairment of Fixed Assets (Opinion Regarding Accounting Standard for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Implementation Guidance for Accounting Standard for Impairment of Fixed Assets, (Accounting Standards Board of Japan, October 31, 2003, Accounting Standard Implementation Guidance No. 6). These had no impacts on losses. (Accounting Standard for Presentation of Net Assets in the Balance Sheet) (Partially Revised Accounting Standard for Treasury Shares and Appropriation of Legal Reserve) Effective from the current consolidated accounting term, the company applies the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Accounting Standard No. 5) and the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Accounting Standard Implementation Guidance No. 8), along with the revised Accounting Standard for Treasury Shares and Appropriation of Legal Reserve (Accounting Standards Board of Japan, Final Revision, August 11, 2006, Accounting Standard No. 1) and Implementation Guidance for Accounting Standard for Treasury Shares and Appropriation of Legal Reserve (Accounting Standards Board of Japan, Final Revision, August 11, 2006, Accounting Standard Implementation Guidance No. 2). These had no impacts on losses. Under the previous standards, the Total of Capital would have a total of 8,279,142,000 yen. Due to the revisions of consolidated financial statement rules,

	the consolidated financial statements of the current consolidated accounting term are produced in accordance with the revised consolidated financial statement rules. (Accounting Standard for Share-based Payment) Effective from the current consolidated accounting term, the company applied the Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, December 27, 2005, Accounting Standard No. 8) and Implementation Guidance for Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, Final Revision, May 31, 2006, Accounting Standard Implementation Guidance No. 11). Application of these standards had the effect of recognizing 24,524,000 yen of stock compensation as expenses. This increased operating loss, ordinary loss, and current loss before tax adjustment by 24,524,000 yen. Effects on segment information are noted in the relevant section.

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
....	(Accounting treatment of stock based compensation) In the U.S., accounting treatment of stock-based compensation such as stock options is based on Accounting Principles Board (APB) Opinion No. 25, and SFAS No. 123 Accounting for Stock-Based Compensation (after amendment by SFAS No. 148 Accounting for Stock-Based Compensation — Transition and Disclosure). In the fair value method which is based on SFAS No. 123, compensation cost is measured on the grant date based on the value of compensation, recognized over the service period. In December 2003, the Financial Accounting Standards Board (FASB) announced the amended SFAS No. 123 Accounting for Stock-Based Compensation. This is a replacement for SFAS No. 123, and has priority over APB Opinion No. 25. This standard requires recognition in financial statements of all costs related to stock based compensation expense transactions, establishes items subject to measurement by fair value, and requires enterprises to apply a measurement method based on fair value accounting for stock compensation transactions. This standard applies to accounting terms starting on or after January 1, 2006, and the Applied Telesis Group applies it from the current consolidated accounting term. Application of this standard had the effect of recognizing 27,389,000 yen of stock based compensation as expense, which increased operating loss, ordinary loss, and current loss before tax adjustment by 27,389,000 yen. Effects on segment information are noted in the relevant section.

Additional Information

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
(The consolidated taxation system) Effective from the current consolidated accounting term, the consolidated taxation system is applied.	....
(Dual corporate tax system) "Law to make a partial revision of the Local Tax Law" (Law No. 9: 2003) was promulgated on March 31, 2003, and the dual corporate tax system was applied from the accounting term commencing April 1, 2004. Thus, from this consolidated accounting term, the allocation of percentage of added value to corporate business tax and the allocation of capital are both recognized in sales, general, and administration expenses pursuant to "The practical treatment for representation in the profit and loss account for the portion of the dual corporate tax system in terms of the corporate business tax" (February 13, 2004, Accounting Standards Board of Japan, Practical Affairs Response Report No. 12). As a result, the sales, general, and administration expenses increased by 65,032,000 yen, while operating profit, recurring profit, and net income before tax adjustments decreased by 65,032,000 yen respectively.	....

Changes in Presentation Method

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
....	(Consolidated balance sheets) Accrued Expenses, which were included in Other of Current Liabilities in the previous consolidated accounting term, now exceed 5% of total liabilities and net assets. Thus it is presented separately, starting with the current consolidated accounting term. 1,436,173 yen were included in Other of Current Liabilities in the previous consolidated accounting term.
....	(Consolidate Cash Flow Statement) Associated with revisions to the consolidated financial statement rules, items recognized as Amortization of Consolidated Account Adjustment in the previous consolidated accounting term are presented as Amortization of Goodwill from the current consolidated accounting term.

Notes

(for the consolidated balance sheet)

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
*1 Treatment of bills expired at the end of the term The end of the term falls on a bank holiday and as such the bills which expired at the end of the term were received or paid on the bill clearing date. Therefore, the following bills which expire at the end of the term have been included in the balance at the end of the term. Bills receivable 35,481,000 yen Bills payable 1,,276,000 yen	*1 Treatment of bills expired at the end of the term The end of the term falls on a bank holiday and as such the bills which expired at the end of the term were received or paid on the bill clearing date. Therefore, the following bills which expire at the end of the term have been included in the balance at the end of the term. Bills receivable 51,466,000 yen Bills payable 754,000 yen
*2 Assets offered as collateral The following assets have been offered as collateral:- Item Deposits 53,131,000 yen Total 53,131,000 yen	*2 Assets offered as collateral The following assets have been offered as collateral:- Item Deposits 53,599,000 yen Accounts receivable 38,005,000 yen Total 91,605,000 yen
*3 Outstanding debt on the above-mentioned pledged assets is as follows:- Item Short-term loan (Lending Commitment Line) 292,223,000 yen Total 292,223,000 yen	*3 Outstanding debt on the above-mentioned pledged assets is as follows:- Item Short-term loan (Lending Commitment Line) 238,220,000 yen (Factoring) 34,177,000 yen Total 272,397,000 yen
*3 Lending Commitment Line Contract The consolidated subsidiary, Allied Telesis International S.A. has entered into a Lending Commitment Line Contract with its bank, Credit Suisse Bank in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 295,175,000 yen Unexecuted balance 292,223,000 yen Difference 2,951,000 yen	*3 Lending Commitment Line Contract The consolidated subsidiary, Allied Telesis International S.A. has entered into a Lending Commitment Line Contract with its bank, Credit Suisse Bank in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 297,775,000 yen Unexecuted balance 238,220,000 yen Difference 59,555,000 yen



*4 Deposit for Escrow Agreement

The 2,000,000,000 yen Escrow deposit is for the escrow agreement for the 6,000,000,000 yen 2010 maturity Euroyen unsecured convertible warrant bonds, which were issued on September 21, 2006 (redemption on September 17, 2010, London time). The escrow deposit is a compulsory deposit in custody of Hammonds, in the name of Allied·Telesis.

This compulsory deposit is to meet the exercise amount, to fulfill the escrow agreement when the bonds which exceed 4,000,000,000 yen are converted to shares or transferred. Thus it is presented as Escrow deposit, not as Deposits.

(for the consolidated profit and loss account)

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
*1 The main items in Sales, General and Administration Expense are: Wages 7,113,508,000 yen Research and Development 6,226,119,000 yen	*1 The main items in Sales, General and Administration Expense are: Wages 7,440,989,000 yen Research and Development 6,296,954,000 yen Allowance for bonus payable 231,727,000 yen Retirement benefit expense 60,722 yen
*2 The amount related to Research and Development included in the Sales, General and Administration expense is: 6,266,119,000 yen	*2 The amount related to Research and Development included in the Sales, General and Administration expense is: 6,296,954 yen
*3 The breakdown of sales of fixed assets is show below:- Machinery and vehicles 39,000 yen Tools and fixtures 292,000 yen Software 437,000 yen Total 769,000 yen	*3 The breakdown of sales of fixed assets is show below:- Automotive equipment 783,000 yen Tools and fixtures 9,535,000 yen Software 1,508,000 yen Total 11,827,000 yen
*4 The breakdown of other extraordinary profit is shown below:- Income from contributions to *Tokumei Kumiai* 42,195,000 yen	
*5 The breakdown of loss deriving from disposal of fixed assets is shown below:- Buildings and structures 7,110,000 yen Automotive equipment 400,000 yen Machinery and vehicles 32,000 yen Software 73,000 yen Tools and fixtures 34,005,000 yen Total 41,622,000 yen	*5 The breakdown of loss deriving from disposal of fixed assets is shown below:- Buildings and structures 50,905,000 yen Automotive equipment 6,453,000,yen Software 332,498,000 yen Tools and fixtures 19,248,000 yen Total 409,105,000 yen
*6 The breakdown of losses on sales of fixed assets is shown below:- Tools and fixtures 321,000 yen	*6 The breakdown of the losses on sales of fixed assets is shown below:- Machinery and vehicles 2,000 yen Tools and fixtures 273,000 yen Total 275,000 yen

(Related to consolidated statement of changes in shareholders' equity)

Current consolidated accounting term (January 1, 2006 – December 31, 2006)

1 Items related to shares issued

Type of shares	End of previous consolidated accounting term	Increase	Decease	End of current consolidated accounting term
Common shares	85,596,122	23,814,618	—	109,410,740

(Summary of reasons for change)

The main reasons for the increase were, an increase of 229,800 shares by exercise of stock options, increase of 10,000,000 shares by exercise of warrants (third party allocation), and increase of 13,584,818 shares by exercise of convertible bond warrants (third party allocation).

2 Items related to treasury shares

Type of shares	End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term
Common shares	52,541	1,543	—	54,084

(Summary of reasons for change)

The main reason for the increase was purchase of shares which were less then one unit, resulting in a 1,543 increase.

3 Items related to subscription rights, etc.

	Breakdown	Type of shares from exercise	Number of shares from exercise				Balance at end of current consolidated accounting term (1,000 yen)
			End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term	
Submitting corporation	January 1998 Subscription Rights	Common shares	8,000	—	—	8,000	—
	March 1999 Subscription Rights	Common shares	42,000	—	500	41,500	—
	December 1999 Subscription Rights	Common shares	79,800	—	11,700	68,100	—
	March 2000 Subscription	Common shares	93,100	—	7,000	86,100	—

	Rights						
	March 2002 Subscription Rights	Common shares	28,000	—	—	28,000	—
	Warrant No.1	Common shares	197,000	—	22,400	174,600	—
	Warrant No.2	Common shares	51,000	—	2,500	48,500	—
	Warrant No.3	Common shares	53,500	—	5,200	48,300	—
	Warrant No.4	Common shares	1,279,000	—	323,000	956,000	—
	Warrant No.5	Common shares	813,000	—	314,000	499,000	—
	Warrant No.6	Common shares	720,000	—	134,000	586,000	—
	Warrant No.7	Common shares	727,000	—	163,000	564,000	—
	Warrant No.8	Common shares	500,000	—	—	500,000	—
	Warrant No.9	Common shares	—	—	—	—	—
	Warrant No.10	Common shares	—	6,500,000	6,500,000	—	—
	Warrant No.11	Common shares	—	2,000,000	230,000	1,770,000	—
	Warrant No.12	Common shares	—	10,000,000	10,000,000	—	—
	Warrant No.13	Common shares	—	770,000	100,000	670,000	24,524
Subtotal			4,591,400	19,270,000	17,813,300	6,048,100	24,524
Subsidiaries	1988 stock options	Common shares	—	—	—	—	—
	1998 stock options	Common shares	—	—	—	—	27,389
Subtotal			—	—	—	—	27,389
TOTAL			4,591,400	2,770,000	1,313,300	6,048,100	51,914

(Notes) 1. The number of shares from exercise is the total possible number of shares that can result from exercise.

2. Reasons for changes in the number of shares from exercise

(1) The decrease in March 1999 Subscription Rights is due to employees who lost rights as result of their retirement,

etc.

(2) The decrease in December 1999 Subscription Rights is due to the exercise of the rights..

(3) The decrease in March 2000 Subscription Rights is due to exercise of the rights, and rights cancelled as a result of employee retirement , etc.

(4) The decrease in Warrant No. 1 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement ,etc.

(5) The decrease in Warrant No. 2 is due to warrants cancelled as a result of employee retirement, etc.

(6) The decrease in Warrant No. 3 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(7) The decrease in Warrant No. 4 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(8) The decrease in Warrant No. 5 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc..

(9) The decrease in Warrant No. 6 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(10) The decrease in Warrant No. 7 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(11) The increase and decrease in Warrant No. 10 are due to the issue and early redemption of warrants.

(12) The increase and decrease in Warrant No. 11 are due to warrants issued, and cancellations as a result of retirement, etc. The initial exercise date of this warrant has not arrived yet.

(13) The increase and decrease in Warrant No. 12 are due to warrants issued and exercised.

(14) The increase and decrease in Warrant No. 13 are due to warrants issued, and cancelled as a result of retirement, etc. The initial exercise date for this warrant has not arrived yet.

4. Items related to Dividends

Nil.

(Consolidated cash flow statement)

<table>
<tr><th>Previous Consolidated Accounting Term
(January 1, 2005 – December 31, 2005)</th><th>Current Consolidated Accounting Term
(January 1, 2006 – December 31, 2006)</th></tr>
<tr><td>1. The relationship between the balance of cash and cash equivalent at the end of the term with the amounts for items indicated on the consolidated balance sheet (as of December 31, 2005)
Cash and deposits 3,850,315,000 yen
Time deposit with
the term of over 3 months 74,866,000 yen
Cash and cash equivalent 3,775,449,000 yen

2. The breakdown of the assets and liabilities of companies which newly became a consolidated subsidiaries through a share exchange
Current Assets 138,621,000 yen
Fixed Assets 46,295,000 yen
Total Assets 184,917,000 yen

Current Liabilities 103,935,000 yen
Fixed Liabilities 57,020,000 yen
Total Liabilities 160,955,000 yen

3. The breakdown of the assets and liabilities of companies no longer consolidated subsidiaries due to sale of shares

The breakdown of the assets and liabilities of Allied Widuri SDN. BHD., which is no longer a consolidated subsidiary as its share were sold during the consolidated accounting term is shown below:
Current Assets 48,510,000 yen
Fixed Assets 124,000 yen
Total Assets 48,635,000 yen

Current Liabilities 46,889,000 yen
Total Liabilities 46,889,000 yen</td><td>1. The relationship between the balance of cash and cash equivalent at the end of the term with the amounts for items indicated on the consolidated balance sheet (as of December 31, 2006)
Cash and deposits 3,497,514,000 yen
Time deposit with
term of over 3 months 637,806,000 yen
……………………
Difference 2,859,707,000 yen
Marketable Securities 125,875,000 yen
……………………
Cash and cash equivalent 2,985,583,000 yen

……………………

……………………</td></tr>
</table>

4. The breakdown of the non-fund transactions		4. The breakdown of the non-fund transactions	
Increase in the capital surplus			
through share exchange	31,085,000 yen		
Conversion of convertible bonds		Conversion of convertible bonds	
Increase in capital by the		Increase in capital by the	
conversion of convertible bonds	750,000,000 yen	conversion of convertible bonds	1,525,000,000 yen
Increase in Capital surplus by the		Increase in Capital surplus by the	
conversion of the convertible bonds	750,000,000 yen	conversion of the convertible bonds	1,525,000,000 yen
Decrease in convertible bonds		Decrease in convertible bonds	
due to their conversion	1,500,000,000 yen	due to their conversion	3,050,000,000 yen

(for the lease transactions)

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)

(Unit: 1,000 yen)

1. Finance lease transactions other than those in which the ownership of a leased object is deemed to be transferred to the leaseholder

(a)Acquisition price, accumulated depreciation and balance at the end of the term

	Tools and Fixtures	Intangible Fixed assets others	Total
Acquisition price	228,361	90,254	318,616
Accumulated Depreciation	143,895	82,625	226,520
Balance at the end of the term	84,466	7,629	92,095

(b) Balance of fees for unexpired leases at the end of the term

Within one year	39,477 yen
More than one year	53,752 yen
Total	93,229 yen

(c) Leasing fees paid, depreciation and interest paid

Lease fee paid	54,689 yen
Depreciation	52,406 yen
Interest paid	2,310 yen

(d) Calculation method for the depreciation

Straight line depreciation is used, with useful life equal to the lease term, and zero residual value.

(e) Calculation method for the interest

Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)

(Unit: 1,000 yen)

1. Finance lease transactions other than those in which the ownership of a leased object is deemed to be transferred to the leaseholder

(a) Acquisition price, accumulated depreciation and balance at the end of the term

	Tools and Fixtures	Intangible Fixed assets others	Total
Acquisition price	150,119	20,665	170,785
Accumulated Depreciation	68,346	19,004	87,351
Balance at the end of the term	81,773	1,660	83,434

(b) Balance of fees for unexpired leases at the end of the term

Within one year	38,505 yen
More than one year	46,118 yen
Total	84,623 yen

(c) Leasing fees paid, depreciation and interest paid

Lease fee paid	41,066 yen
Depreciation	38,839 yen
Interest paid	2,349 yen

(d) Calculation method for the depreciation

Same as described on left.

(e) Calculation method for the interest

Interest is calculated by setting the difference between the total lease fee and the acquisition value of the leased object as the interest, with interest method used for distribution to each term. 2. Operating Lease transactions Unexpired lease fees Within one year 315 ,504 yen More than one year 1,063,398 yen ---Total 1,378,902 yen	Same as described on left. 2. Operating Lease transactions Unexpired lease fees Within one year 225,431 yen More than one year 688,541 yen Total 913,973 yen (Regarding loss on impairment) No loss on impairment is allocated to lease assets

(Securities)

Previous consolidated accounting term (as of December 31, 2005)

1. Other marketable securities (as of December 31, 2005)

Type	Cost of Acquisition (1,000 yen)	Amount accounted for in the consolidated balance sheet at the consolidated closing date (1,000 yen)	Difference (1,000 yen)
Securities for which the amount accounted for in the balance sheet exceeds the cost of acquisition			
Shares	8,219	16,419	8,199
Bonds	—	—	—
Others	—	—	—
Sub-total	8,219	16,419	8,199
Securities for which the amount accounted for in the balance sheet does not exceed the cost of acquisition			
Shares	—	—	—
Bonds	—	—	—
Others	—	—	—
Sub-total	—	—	—
Total	8,219	16,419	8,199

2. Non-marketable Securities (as of December 31, 2005)

	Amount accounted for in the consolidated balance sheet (1,000 yen)
Other securities	
(a) Unlisted shares	620,588
(b) Convertible bonds	227,284
Total	847,873

(Note) Securities which decreased significantly in value during the current consolidated accounting term were treated as impaired assets. The decreased value of these unlisted securities is 40,904 yen.

3. Expected redeemable value of other marketable securities to expire following the consolidated closing date

(as of December 31, 2005)

	<1 year (1,000 yen)	1–5 years (1,000 yen)	5–10 years (1,000 yen)	>10 years (1,000 yen)
(1) Bonds				
Convertible bonds	—	227,284	—	—
Total	—	227,284	—	—

(Securities)

Current consolidated accounting term (as of December 31, 2006)

1. Other securities traded at market value (as of December 31, 2006)

Type	Cost of Acquisition (1,000 yen)	Amount accounted for in the consolidated balance sheet at the consolidated closing date	Difference (1,000 yen)
Securities for which the amount accounted for in the balance sheet exceeds the cost of acquisition			
Shares	6,885	10,612	3,726
Bonds	—	—	—
Others	—	—	—
Sub-total	6,885	10,612	3,726
Securities for which the amount accounted for in the balance sheet does not exceed the cost of acquisition			
Shares	2,695	2,229	(466)
Bonds	—	—	—
Others	—	—	—
Sub-total	2,695	2,229	(466)
Total	9,580	12, 841	3,260

2. Other securities sold (from January 1, 2006 to December 31, 2006)

Value sold (1,000 yen)	Total profit on sales (1,000 yen)	Total loss on sales (1,000 yen)
16	16	—

3. Non-marketable Securities (as of December 31, 2006)

	Amount accounted for in the consolidated balance sheet (1,000 yen)
Other securities	
(a) Negotiable certificates of deposits (CDs)	125,875
(b) Unlisted shares (note)	637,714
Total	763,589

(Note) Securities which decreased significantly in value during the current consolidated accounting term were treated as impaired assets. The decreased value of these unlisted securities is 36,614,000 yen, and 248,834,000 yen of convertible bonds.

(Derivative transactions)

1. Matters on the transactions

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
1. Details and purpose of transactions Our company conducts derivative transactions related to currency and interest rates with the aims of reducing risks associated with fluctuations in currency exchange rates and interest rates on future trading markets, in addition to reducing the cost of raising capital. Hedge accounting is applied using derivative transactions.	1. Details and purpose of transactions Our company conducts derivative transactions related to currency and interest rates with the aims of reducing risks associated with fluctuations in currency exchange rates and interest rates on future trading markets, in addition to reducing the cost of raising capital. Hedge accounting is applied using derivative transactions.
(a) Accounting methods for hedge transactions Special treatment is applied when the criteria for deferral hedge accounting treatment and special treatment for interest rate swaps are satisfied.	(a) Accounting methods for hedge transactions Same as described on left.
(b) Means for hedging and its subject Means for hedging · Interest rate swaps · Forward currency exchange transactions Subject · Interest on borrowings/loans · Foreign currency denominated liabilities	(b) Means for hedging and its subject Same as described on left.
(c) Hedging policy Based on our guidelines for market risk management, forward exchange transactions are conducted as necessary for the purpose of avoiding risks with exchange rate fluctuations deriving from foreign currency denominated transactions, and interest rate swap transactions are also conducted for the purpose of avoiding risks deriving from variations in interest rates on loans. The subject of a hedge transactions is identified for each individual contract.	(c) Hedging policy Same as described on left.
(d) Appraisal method for validity of hedge Over the period commencing at the time of starting hedge transaction to the time of appraisal for validity of a hedge, in principal, the appraisal for validity of hedge is conducted based on the accumulated value of changes in both of the subject for hedge transaction and means for hedging, in addition to accumulated cash flow changes. In accordance with risk management policy, the following interest rate swap contracts are concluded satisfying the	(d) Appraisal method for validity of hedge Same as described on left.

following conditions:- I. The assumed principal of the interest rate swap transaction corresponds with the principal of the long-term loan. II. The term and the maturity of the interest rate swap transaction and the term and the maturity of the long-term loan are the same. III. The index on the variable interest rate for long-term loan and the index on the variable interest rate for receipt and payment in the interest rate swap are the same. IV. Conditions on interest rate revisions for an interest rate swap and for the long-term loan are the same. V. Conditions on receipt and payment for an interest rate swap transaction remain the same during the swap period. Therefore, the appraisal of the validity of an interest rate swap transaction at the closing date is omitted if the interest rate swap transaction satisfies the conditions for special treatment.	

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
2. Approach to derivative transactions and details of involved risk Derivative transactions conducted are intended for receivables and debts based on real demand and are not for the purpose of speculation and trading. Derivative transactions conducted are aimed at hedging the risk of sudden fluctuations in exchange rates and interest rates. Credit risks are also well considered when selecting the counterparty for a contract entered into. Therefore, it is recognized that market risks and credit risks involved in derivative transactions conducted are extremely limited.	2. Approach to derivative transactions and details of involved risk Same as described on left.
3. Risk management systems for derivative transactions The Finance Department is responsible for the execution and management of derivative transactions. The Department submits a monthly report on such transactions at the Board of Directors meeting. Decisions regarding derivative transactions which involve large sums are concluded at Board of Directors before the relevant transactions are made.	3. Risk management systems for derivative transactions Same as described on left.

2. Matters on the market value of the derivative transactions

Contract amount, the market values and the appraisal profit/loss of the derivative transactions

(1) Currency-related

Type	Previous Consolidated Accounting Term (as of December 31, 2005)				Current Consolidated Accounting Term (as of December 31, 2006)			
	Contract Amount (1,000 yen)	Contract Amount for contracts with a term in excess of one year (1,000 yen)	Market Value (1,000 yen)	Appraisal Profit/ Loss (1,000 yen)	Contract Amount (1,000 yen)	Contract Amount for contracts with a term in excess of one year (1,000 yen)	Market Value (1,000 yen)	Appraisal Profit/ Loss (1,000 yen)
Off-market transactions								
Forward exchange transactions								
Open long positions								
USD	1,076,815	—	1,117,454	40,643	647,764	—	664,072	16,308
NZD	37,220	—	40,199	2,979	35,222	—	41,741	6,518
Total	1,114,035	—	1,157,654	43,623	682,986	—	705,814	22,827

(Notes)

1. Calculation method for market value

For forward exchange transactions ··· based on the futures market value.

2. Open long positions for the above-mentioned forward exchange transactions are for future payments relating to import transactions.

3. Transactions to which hedge accounting is applied are not subject to disclosure.

(Retirement benefits)

Previous Consolidated Accounting Term (From January 1, 2005 To December 31, 2005)

1. Retirement benefit scheme summary

The retirement lump sum grant system is applied based on the provisions on retirement benefits. Some overseas consolidated subsidiaries also apply the retirement lump sum grant system.

2. Matters on the retirement benefit obligation (Unit: 1,000 yen)

(a) Retirement benefit obligation	(548,660)
(b) Retirement benefit allowance	(534,591)
(c) Untreated mathematical differences	14,069

3. Matters on the benefit expenses

(a) Benefit expenses	71,581
(b) Service expense	59,239
(c) Interest expense	7,208
(d) Untreated mathematical differences of expense	5,133

4. Matters on the basis for calculation of the retirement benefit obligation

(a) Discount rate	1.50%
(b) Method of term allocation for expected retirement benefit	Fixed amount per term
(c) Other matters for calculation of retirement benefit obligation	
Number of years for treatment of mathematical difference	8 years (The amount allocated proportionately over the prescribed number of years, which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred.)

Current Consolidated Accounting Term (From January 1, 2006 To December 31, 2006)

1. The summary of the retirement benefit system

   The retirement lump sum grant system is applied based on the provisions on retirement benefits. Some overseas consolidated subsidiaries also apply the retirement lump sum grant system.

2. Matters on the retirement benefit obligation (Unit: 1,000 yen)

(a) Retirement benefit obligation	(609,807)
(b) Retirement benefit allowance	(605,444)
(c) Untreated mathematical difference	4,362

3. Matters on the benefit expenses

(a) Benefit expenses	60,722
(b) Service expense	47,150
(c) Interest expense	7,157
(d) Mathematical difference treated as expense	6,414

4. Matters on the basis for calculation of the retirement benefit obligation

(a) Discount rate	1.50%
(b) Method of term allocation for expected retirement benefit	Fixed amount per term
(c) Other matters for calculation of retirement benefit obligation	
Number of years for treatment of mathematical difference	8 years (The amount allocated proportionately over the prescribed number of years, which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred.)

(Related to Stock Options, etc.)

1. Stock option details, scale, and changes

For stock options which existed in the current consolidated accounting term, numbers of stock options are noted by converting them into numbers of shares.

(1) Stock option details

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Classification and number of grantees	This company's Directors 6 This company's employees 83	This company's Directors 6 This company's employees 54	This company's Directors 8 This company's employees 89
Number of stock options	Common shares 160,000	Common shares 101,000	Common shares 150,000
Grant date	November 13, 1998	December 1, 1999	November 21, 2000
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 13, 1998 To: January 8, 2000	From: December 1, 1999 To: March 30, 2001	From: November 21, 2000 To: December 21, 2001
Exercise period	From: January 8, 2000 To: January 7, 2008	From: March 30, 2001 To: March 29, 2009	From: December 21, 2001 To: December 20, 2009

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Classification and number of grantees	This company's Directors 15 This company's employees 150	This company's employees 5	This company's Directors 4 This company's employees 157 Affiliate employees 22
Number of stock options	Common shares 200,000	Common shares 58,000	Common shares 269,300
Grant date	November 21, 2000	April 15, 2002	July 24, 2002
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 21, 2000 To: March 30, 2002	From: April 15, 2002 To: March 30, 2004	From: July 24, 2002 To: June 7, 2004
Exercise period	From: March 30, 2002 To: March 29, 2010	From: March 30, 2004 To: March 29, 2012	From: June 7, 2004 To: June 6, 2012

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Classification and number of grantees	This company's Directors 1 This company's Auditor 1 This company's employees 15	This company's employees 20 Affiliate employees 9	This company's Auditor 1 This company's employees 5 Affiliate Director 1 Affiliate employees 5
Number of stock options	Common shares 65,600	Common shares 140,500	Common shares 1,800,000
Grant date	April 28, 2003	August 25, 2003	November 5, 2004
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: April 28, 2003 To: June 7, 2004	From: August 25, 2003 To: August 26, 2005	From: November 5, 2004 To: March 24, 2005
Exercise period	From: June 7, 2004 To: June 6, 2012	From: March 26, 2005 To: March 25, 2013	From: March 24, 2005 To: March 23, 2014

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Classification and number of grantees	Affiliate directors 8 Affiliate employees 17	This company's Directors 1 This company's employees 1 Affiliate Directors 2 Affiliate employees 33	This company's Directors 2 This company's employees 3 Affiliate Director 1 Affiliate employees 40
Number of stock options	Common shares 1,065,000	Common shares 815,000	Common shares 830,000
Grant date	December 14, 2004	February 23, 2005	March 18, 2005
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: December 14, 2004 To: March 24, 2005	From: February 23, 2005 To: March 24, 2005	From: March 18, 2005 To: March 24, 2005
Exercise period	From: March 24, 2005 To: March 23, 2014	From: March 24, 2005 To: March 23, 2014	From: March 24, 2005 To: March 23, 2014

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Classification and number of grantees	This company's Directors 2 This company's Auditors 1 Affiliate Directors 2 Affiliate employees 2	This company's Directors 1 This company's employees 11 Affiliate Director 1 Affiliate employees 65	This company's Directors 2 This company's employees 2 Affiliate Director 1 Affiliate employees 8
Number of stock options	Common shares 500,000	Common shares 2,000,000	Common shares 770,000
Grant date	March 31, 2005	February 27, 2006	June 8, 2006
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee	At time of exercise, must be a Director, Auditor, or employee	At time of exercise, must be a Director, Auditor, or employee

	of this company or affiliate.	of this company or affiliate.	of this company or affiliate.
Service period	From: March 31, 2005 To: March 23, 2006	From: February 27, 2006 To: February 27, 2008	From: June 8, 2006 To: June 8, 2008
Exercise period	From: March 23, 2006 To: March 22, 2015	From: March 23, 2006 To: March 22, 2015	From: February 27, 2008 To: March 22, 2015

b) Affiliate corporation

Allied Telesis, Inc.

	1988 stock options	1998 stock options
Classification and number of grantees	This company's employees 39 Affiliate employees, etc. 7	This company's employees 250 Affiliate employees, etc. 75
Number of stock options	4,108,835 shares	4,518,770 shares
Grant dates	November 1988 — August 1998	January 1999 — December 2006
Vesting conditions	Work for the company for a one year continuous period, starting on or after the grant date	Work for the company for a one year continuous period, starting on or after the grant date
Service period	4 year period from grant date	4 year period from grant date
Exercise period	10 year period from vesting	10 year period from vesting

(2) Stock option details, scale, and changes

(a) Number of stock options

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	8,000	42,000	79,800
Vested	—	—	—
Exercised	—	—	11,700
Nullified	—	500	—
Unexercised balance	8,000	41,500	68,100

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	93,100	28,000	197,000
Vested	—	—	—
Exercised	3,700	—	400
Nullified	3,300	—	22,000
Unexercised balance	86,100	28,000	174,600

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Before vesting (shares)			
Previous consolidated accounting term	—	—	—

Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	51,000	53,500	1,279,000
Vested	—	—	—
Exercised	—	200	113,000
Nullified	2,500	5,000	210,000
Unexercised balance	48,500	48,300	956,000

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	813,000	720,000	727,000
Vested	—	—	—
Exercised	88,000	12,000	12,000
Nullified	226,000	122,000	151,000
Unexercised balance	499,000	586,000	564,000

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	2,000,000	770,000
Nullified	—	230,000	100,000
Vested	—	—	—
Unvested balance	—	1,770,000	670,000
After vesting (shares)			
Previous consolidated accounting term	500,000	—	—
Vested	—	—	—
Exercised	—	—	—
Nullified	—	—	—
Unexercised balance	500,000	—	—

b) Affiliate corporations

Allied Telesis, Inc.

	1988 Stock options	1998 Stock options
Before vesting (shares)		
Previous consolidated accounting term	—	477,912
Granted	—	266,500
Nullified	—	138,725
Vested	—	238,387
Unvested balance	—	367,300
After vesting (shares)		
Previous consolidated accounting term	1,917,089	1,625,309
Vested	—	238,387
Exercised	—	—
Nullified	47,779	476,774
Unexercised balance	1,869,310	1,386,922

(b) Price information

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Exercise price (yen)	200	200	310
Average stock price at time of exercise (yen)	—	528	—
Fair value price (grant date) (yen)	—	—	—

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Exercise price (yen)	400	421	409
Average stock price at time of exercise (yen)	599	—	812
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Exercise price (yen)	275	235	239
Average stock price at time of exercise (yen)	—	475	506

Fair value price (grant date) (yen)	—	—	—

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Exercise price (yen)	170	288	336
Average stock price at time of exercise (yen)	390	572	652
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Exercise price (yen)	406	573	290
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	204 – 220

(Note) The average stock price at time of exercise is the average of this stock's daily average closing price on the Tokyo Stock Exchange in the month including the date of exercise (rounded off to the nearest yen). If there are multiple exercise months, then it is the average of (the averages of each month's daily closing prices of this company's stock on the Tokyo Stock Exchange), rounded off to the nearest yen.

b) Affiliate corporations

Allied Telesis Inc.

	1988 Stock options	1998 Stock options
Exercise price (US$)	—	—
Average stock price at time of exercise (US$)	—	—
Fair value price (grant date) (US$)	0.12 – 1.50	3.00

2. Methods of estimating fair value price of stock options

The methods to estimate fair value of stock options existing in this consolidated accounting term are as follows.

(1) Valuation technique used

Stock option name	Warrant No. 13	1988 Stock options	1998 Stock options
Valuation technique used	Black-Scholes formula	Black-Scholes formula	Black-Scholes formula

(2) Primary basic data

Stock option name	Warrant No. 13	1988 Stock options	1998 Stock options
Stock price volatility	85.56%	75%	75%
Forecast time remaining	5.9 – 7.4 years	4 years	0.5 – 3.5 years
Forecast dividends (yield)	0.17%	-	-
Risk free interest rate	1.63%	3.185% – 4.745%	3.185% – 4.745%

(3) Methods to estimate major basic data

Stock option name	Warrant No. 13	1988 Stock options	1998 Stock options
Stock price volatility	Calculated based on volatility over a period of 5 years, 10 months (from August 2000 to May 2006)	—	—
Forecast time remaining	Sufficient data was unavailable, and rational estimate was difficult. Thus it is assumed that these are exercised in the middle of the exercise period.	The estimate assumes that the rights vest on the grant date.	The estimate assumes that the rights vest on the grant date.
Forecast dividends (yield)	Calculated based on past results.	—	—
Risk free interest rate	Average yield of 10 year Japanese Government Bonds, from June 1996 to May 2006	Average yield of 5 year bonds of the Federal Reserve Bank of St. Louis	Average yield of 5 year bonds of the Federal Reserve Bank of St. Louis

3. Method of estimating the number of stock options vested

Basically, it is difficult to rationally estimate the number of future nullified options, so a method was adopted which reflects the past number of options nullified.

4. Impact on the consolidated financial statements

Stock compensation expense through the stock option system 51,914,000 yen

(Tax Effect Accounting)

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)		Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	
1. Breakdown of deferred tax assets and deferred tax liabilities by cause of occurrence (1,000 yen)		1. Breakdown of deferred tax assets and deferred tax liabilities by cause of occurrence (1,000 yen)	
DEFFERED TAX ASSETS		DEFFERED TAX ASSETS	
Allowance for bad debt	46,723	Appraisal loss of inventory assets	453,576
Appraisal loss of inventory assets	104,909	Depreciation expense	108,639
Depreciation expense	83,867	Loss brought forward	2,098,844
Loss brought forward	1,825,224	Research and Development expense	1,984,124
Research and Development expense	1,037,439	Allowance for retirement benefit	198,465
Allowance for retirement benefit	183,789	Impairment for Investment in securities	199,296
Impairment for Investment in securities	414,602	Others	561,191
Others	435,507	Allowance for appraisal	(5,604,138)
Allowance for appraisal	(1,219,479)	Total of Deferred tax assets	—
Total of Deferred tax assets	2,912,581	DEFFERED TAX LIABILITIES	
DEFFERED TAX LIABILITIES		Foreign exchange forward contracts	34,310
Other securities appraisal difference	32,476	Other securities appraisal difference	24,891
Others	25,178	Others	9,121
Total of the deferred liabilities	57,654	Total of the deferred liabilities	68,324
Net of the Deferred tax assets	2,854,926	Total deferred tax liability	68,324
2. Breakdown of major causes of significant differences between the legal effective tax rate and the corporate tax rate after the application of tax effect accounting		2. Breakdown of major causes of significant differences between the legal effective tax rate and the corporate tax rate after the application of tax effect accounting	
Domestic legal effective tax rate	40.7%	Domestic legal effective tax rate	40.7%
(Adjusted)		(Adjusted)	
Difference in tax rate between domestic and overseas subsidiaries	44.6%	Difference in tax rate between domestic and overseas subsidiaries	(16.1%)
Tax rate on undistributed profit of domestic consolidated companies	7.1%	Permanent differences such as dividends received	1.9%
Exclusion from expense	4.3%	Per capita residential tax	(0.4%)
Per capita residential tax	1.4%	Amortization of goodwill	(8.3%)
Amortization of consolidation account adjustment	4.2%	Difference in the applied tax rate to write-off of the unrealized profit	(1.5%)
Difference in the applied tax rate to write-off of the unrealized profit	6.3%	Allowance for appraisal	(76.9%)
Allowance for appraisal	41.8%	Others	(1.5%)
Others	(1.5%)	Corporate tax rate after application of the tax effect accounting	(62.1%)
Corporate tax rate after application of the tax effect accounting	148.9%		

(Segment Information)

Segment Information by business type

The consolidated group omitted segment information by business type for the previous consolidated accounting term (January 1, 2005 – December 31, 2005) and the current consolidated accounting term (January 1, 2006 – December 31, 2006), because our consolidated group provides only news concerning information communication and network-related businesses.

Segment Information by location

Previous consolidated accounting term (January 1, 2005 – December 31, 2005)

	Japan (1,000 yen)	Europe/US (1,000 yen)	Asia/Oceania (1,000 yen)	Total (1,000 yen)	Write-off Or all group (1,000 yen)	Consolidated (1,000 yen)
I. Sales and operating profit (loss) Sales						
(1) To external customers	31,985,040	20,028,247	2,541,604	54,554,893	—	54,554,893
(2) Between segments	473,455	449,460	16,475,217	17,398,133	(17,398,133)	—
Total	32,458,495	20,477,708	19,016,822	71,953,026	(17,398,133)	54,554,893
Operating expenses	31,702,527	21,199,099	19,064,523	71,966,150	(17,423,312)	54,542,838
Operating profit or (loss)	755,968	(721,391)	(47,700)	(13,123)	25,178	12,054
II. Assets	39,054,515	14,655,310	13,514,764	67,224,590	(27,564,347)	39,660,242

(Notes)

1. Breakdowns by country or region are based on geographical proximity.

2. Major countries and regions included in areas other than Japan

(1) Europe/America – United States, Canada, United Kingdom, France, Germany, Netherlands, and Italy

(2) Asia/Oceania – Singapore, China, Australia, New Zealand, and South Korea

Current consolidated accounting term (commencing January 1, 2006 to December 31, 2006)

	Japan (1,000 yen)	Europe/America (1,000 yen)	Asia/Oceania (1,000 yen)	Total (1,000 yen)	Write-off or all group (1,000 yen)	Consolidated (1,000 yen)
I. Sales and Operating						

profit (loss) Sales (1) To external customers	28,363,034	21,525,777	2,840,936	52,729,748	—	52,729,748
(2) Between segments or transfer	1,433,815	584,438	15,923,287	17,941,541	(17,941,541)	—
Total	29,796,850	22,110,215	18,764,223	70,671,289	(17,941,541)	52,729,748
Operating expenses	31,328,309	23,625,545	19,232,546	74,186,402	(18,070,968)	56,115,433
Operating profit (loss)	1,531,459	1,515,330	468,323	3,515,113	129,427	3,385,685
II Assets	31,886,672	15,155,231	14,673,732	61,715,637	(28,709,370)	33,006,267

(Notes)

1. Domestic or regional breakdown is based on geographical proximity.

2. Major countries and regions included in areas other than Japan

(1) Europe/America – United States, Canada, United Kingdom, France, Germany, Netherlands, Italy

(2) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

3. As indicated in Changes in the Accounting Treatment, from the current consolidated accounting term, this company applies the Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, December 27, 2005, Accounting Standard No. 8) and Implementation Guidance for Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, Final Revision, May 31, 2006, Accounting Standard Implementation Guidance No. 11). Through these, 24,524,000 yen of stock compensation expense was recognized in Japan, increasing the operating loss by 24,524,000 yen. In the U.S., it also applies Accounting for Stock-Based Compensation (Financial Accounting Standards Board (FASB), December 2004, amended SFAS 123). This resulted in 27,389,000 yen of stock compensation expense recognized in "Europe/America", increasing the operating loss by 27,389,000 yen.

[Overseas Sales]

Previous consolidated accounting term (January 1, 2005 to December 31, 2005)

	North America	Europe	Asia/Oceania	Total
I Overseas Sales (1,000 yen)	8,436,936	11,591,311	2,541,604	22,569,853
II Consolidated Sales (1,000 yen)	—	—	—	54,554,893
III Percentage of overseas sales within consolidated sales (%)	15.5	21.2	4.7	41.4

(Notes)

1. Breakdown by country or region is based on geographical proximity.
2. Major countries and regions included in areas other than Japan
   (1) North America – United States and Canada
   (2) Europe – United Kingdom, France, Germany, Netherlands, and Italy
   (3) Asia/Oceania – Singapore, China, Australia, New Zealand, and South Korea
3. Overseas sales include company and consolidated subsidiary sales in countries or regions other than Japan.

Current consolidated accounting term (January 1, 2006 to December 31, 2006)

	North America	Europe	Asia/Oceania	Total
I. Overseas Sales (1,000 yen)	9,120,355	12,405,421	2,840,936	24,366,713
II. Consolidated Sales (1,000 yen)	—	—	—	52,729,748
III. Percentage of overseas sales within consolidated sales (%)	17.3	23.5	5.4	46.2

(Notes)

1. Domestic or regional breakdown is based on the geographical proximity.
2. Major countries and regions included in areas other than Japan

(1) North America – United States and Canada

(2) Europe – United Kingdom, France, Germany, Netherlands, and Italy

(3) Asia/Oceania – Singapore, China, Australia, New Zealand, and South Korea

3. Overseas sales include company and consolidated subsidiary sales in countries or regions other than Japan.

Transactions with related parties

Previous consolidated accounting term (January 1, 2005 – December 31, 2005)

Nil.

Current consolidated accounting term (January 1, 2006 – December 31, 2006)

Directors, major individual shareholders, etc.

Attribute	Name of company, etc.	Address	Capital or amount invested (1,000 yen)	Details of business or occupation	Ratio of ownership of voting rights	Relationship details	
						Directors holding additional posts	Actual relationship
Director and major shareholder	Takayoshi Oshima	—	—	CEO	Ownership Directly 32.1% Indirectly 9.6%	—	—
Director and major shareholder	Takayoshi Oshima	—	—	CEO	Ownership Directly 32.1% Indirectly 9.6%	—	—

Transaction details	Transaction amount (1,000 yen)	Type	Balance at term end (1,000 yen)
Underwriting of subscription rights (Note 1)	65,000	—	—
Cancellation of unexercised subscription rights (Note 2)	65,000	—	—

Note 1: Transaction terms, policy for determining terms, etc.

1. This was an underwriting of the 10th Subscription Rights, which were issued on February 6, 2006. The resolution was taken at the Board of Directors meeting held on January 19, 2006.
2. This was carried out to raise working capital. The transaction terms were determined based on stock market conditions, and the company's financial situation.
3. Consumption tax is not included in the above transaction amounts.

Note 2 : Transaction terms, policy for determining terms, etc.

1. The resolution to cancel the subscription rights was taken in the Board of Directors meeting held on August 30, 2006, and the 10th Subscription Rights were cancelled on September 1, 2006.
2. The working capital was raised by issuing warrant bonds through a separate resolution, so all the subscription rights were cancelled.
3. Consumption tax is not included in the above transaction amounts.

Information per share

Items	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
Net assets per share	128.14 yen	76.16 yen
Current net loss per share	0.38 yen	84.84 yen
Diluted net income per share	—	—
	The diluted net income per share is not indicated, as a current net loss was recognized.	Same as described on left.

(Notes)

Basis for calculation of current net loss per share

	Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
Current net loss in consolidated profit and loss account (1,000 yen)	31,328	8,075,840
Current net loss relating to common shares (1,000 yen)	31,328	8,075,840
Amount not attributable to common shares (1,000 yen)	—	—
Average number of common shares during the term (shares)	82,703,858	95,191,365

(Important Subsequent Events)

<table>
<tr><th>Previous Consolidated Accounting Term
(January 1, 2005 – December 31, 2005)</th><th>Current Consolidated Accounting Term
(January 1, 2006 – December 31, 2006)</th></tr>
<tr><td>1. New issue of subscription rights securities
At the meeting of the Board of Directors held on January 19, 2006, a resolution was passed to issue the No.10 Subscription Rights (allocation to a third party) of Allied Telesis Holdings Co., Ltd., and payment in full was received on February 6, 2006.

(1) Condition of allocation
No. of rights: 1,000
Total value of issue: 65,000,000 yen
Issue Price: 65,000 yen
(Value per share for the right exercise is 10 Yen)
Due date for payment: February 6, 2006 (Monday)
Handling financial institution: Sumitomo Trust and Banking Limited, Tokyo Chuo Branch
Summary of proposed assignee and the relationship between our company and the assignee
<table>
<tr><td colspan="2">Name of the proposed assignee</td><td>Takayoshi Oshima</td></tr>
<tr><td colspan="2">No. of subscription rights allocated</td><td>1,000</td></tr>
<tr><td colspan="2">Amount paid</td><td>65,000,000 yen</td></tr>
<tr><td rowspan="2">Details of proposed assignee</td><td>Address</td><td>5602, L Lakeview Drive, Kirkland, WA, USA</td></tr>
<tr><td>Occupation</td><td>President and CEO of our company</td></tr>
<tr><td rowspan="3">Relationship</td><td>Capital contribution</td><td>No. of shares held by the proposed assignee 36,360,000</td></tr>
<tr><td>Transactions</td><td>NA</td></tr>
<tr><td>Personal Relationship</td><td>President and CEO of our company</td></tr>
</table>

2. Warrant bonds</td>
<td>1. Capital increase from exercise of warrants attached to warrant bonds
During the period from January 1, 2007 to February 28, 2007, warrants attached to the 2010 maturity Euroyen unsecured convertible warrant bond were exercised, which increased the capital and capital reserve.

The details are as follows.
Type and number of shares increased
Common shares 20,703,313 shares
Capital increase 1,212,500,000 yen
Capital reserve increase 1,212,500,000 yen</td></tr>
</table>

At the meeting of the Board of Directors held on January 19, 2006, a resolution was passed to issue the No. 2 Unsecured Convertible Warrant Bonds of Allied Telesis Holdings Co., Ltd. (with a special condition for limited priority between the convertible bonds and the warrants), and payment in full was received on February 6, 2006

(1) Condition of allocation

Registered or Non-registered: Non-registered

Total price of the issue: 5,000,000,000 Yen

Issue price: 100 Yen per face value of 100 Yen

These warrants will be issued with no payment required.

Coupon rate (%): no coupon attached

Method to pay interest: NA

Maturity date: February 6, 2008 (Wednesday)

Due date for payment: February 6, 2006 (Monday)

Handling financial institution: Sumitomo Trust and Banking Limited, Tokyo Chuo Branch

Summary of the proposed assign and the relation ship between Allied Telesis and the assignee

Name of the proposed assignee		Merrill Lynch International
Value of the allocated convertible bonds with equity warrant (Face value)		5,000,000,000 yen
Amount paid		5,000,000,000 yen
Details of proposed assignee	Address	Merrill Lynch Financial Centre 2 King Edward Street, London EC1A 1HQ United Kingdom
	Name of representative	Bob Wigley
Relationship	Capital contribution	N/A
	Transactions	N/A
	Personal relationship	N/A

2. Purchase and retirement of warrant bonds

At the meeting of the Board of Directors held on February 22, 2007, a resolution was passed to purchase and retire all the unredeemed Allied Telesis Holdings Co., Ltd. 2010 maturity unsecured convertible warrant bonds, and 1.45 billion yen of the bonds were purchased and retired on March 8, 2007.

(1) Reason to purchase and retire

After discussions with the bondholders, all unredeemed bonds were purchased and retired, based on the bond issue terms.

(2) Amount and method of purchase and retirement

By purchasing and retiring all unredeemed bonds on the planned purchase and retirement date.

(3) Purchase price

104 yen per face value of 100 yen

(4) Impact on results

This purchase and retirement caused a 58,000,000 yen loss on retirement.

Previous Consolidated Accounting Term (January 1, 2005 – December 31, 2005)	Current Consolidated Accounting Term (January 1, 2006 – December 31, 2006)
....	3. Issue of warrants by allocation to third party At the meeting of the Board of Directors held on March 9, 2007, a resolution was passed to issue Warrant No. 14 for Allied Telesis Holdings Co., Ltd. A third party allocation contract was concluded on March 26, 2007, along with receipt of the full payment. (1) Subscription Conditions Number of warrants: 300 Number of shares through the warrants: 25,200,000 Total value of issue: 10,500,000 yen (35,000 yen per warrant) Due date for payment: March 26, 2007 (Monday) Initial exercise price: 125 yen Exercise period: from March 26, 2007 to March 25, 2011 (2) Summary of proposed assignee and the relationship between our company and the assignee

Name of the proposed assignee		Lehman Brothers Commercial Corporation Asia Limited
Subscription rights allocated		300
Amount paid		10,500,000 yen
Details of proposed assignee	Address	Level 26, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	Occupation	Cheung Ming Joseph
Relationship	Capital contribution	NA
	Transactions	NA
	Personal Relationship	NA

(5) Consolidated Schedules

Statement of convertible bonds

Name of company	Name of Bond	Issue date	Balance at the end of previous term (1,000 yen)	Balance at the end of current term (1,000 yen)	Coupon rate (%)	Secured/ Unsecured	Maturity Date
Allied Telesis Holdings Co., Ltd.	No. 2 Unsecured Convertible Bonds	September 30, 2005	800,000	532,000	6-Month TIBOR +0.15%	—	September 30, 2008
Allied Telesis Holdings Co., Ltd.	2010 Maturity Euroyen Unsecured Convertible Bond With Attached Warrant (note 2)	September 21, 2006	—	4,050,000	—	—	September 17, 2010
Total (notes 1, 3)	—	—	800,000 (268,000)	4,582,000 (268,000)	—	—	—

(Notes)

1. In the column "Balance at the end of the current term", the figures in the bracket show the expected redemption value within one year.

2. Details of the 2010 Maturity Euroyen Unsecured Convertible Warrant Bond With Attached Warrant are shown below:-

Exercise period of subscription rights	Initial conversion price	Conversion price floor	Shares issued	Capital increase
Sep. 22, 2006 – to Sep. 16, 2010	230	115	Common shares	50% of funds invested

3. Redemptions planned within five years after the consolidated closing date are shown below:-

<1 year (1,000 yen)	1 – 2 years (1,000 yen)	2 – 3 years (1,000 yen)	3 – 4 years (1,000 yen)	4 – 5 years (1,000 yen)
268,000	264,000	—	4,050,000	—

Statement on Borrowings

Items	Balance at the end of the previous term (1,000 yen)	Balance at the end of the current term (1,000 yen)	Average interest rate (%) (note 1)	Repayment due date
Short-term loans	7,464,993	4,351,281	2.509	—
Long-term loans due within one year	4,561,378	3,247,295	1.315	—
Long-term loans (excluding loans due within one year) (note 2)	4,756,424	1,326,178	2.338	2008
Total	16,782,795	8,924,754	—	—

(Notes)

1. The "average interest rate" is the weighted average interest rate to the balance of the borrowings at the end of the term.

2. Long-term loans due within five years after the consolidated closing date is shown below:-

1 – 2 years (1,000 yen)	2 – 3 years (1,000 yen)	3 – 4 years (1,000 yen)	4 – 5 years (1,000 yen)
1,326,178	—	—	—

(2) Miscellaneous

Nil

	Previous Consolidated Accounting Term (January 1, 2007 – March 31, 2007)		
Account	Amount (1,000 yen)		Ratio (%)
I. Sales		13,194,618	100.0
II. Cost of Sales		7,000,383	53.1
Gross profit margin		6,194,234	46.9
III. Sales and General Administration Expenses		6,194,917	47.0
Operating profit (loss)		(683)	(0.1)
IV. Non-operating Profits		172,756	1.3
1. Interest received	30,829	18,615	
2. Dividend received	134	89	
3. Foreign exchange profit	1,215,355	-	
4. Others	197,716	154,051	
V. Non-operating Expenses		114,000	0.8
1. Interest paid	351,440	53,974	
2. Valuation loss on foreign exchange contract	—	4,978	
3. Foreign exchange profit		(43,512)	
3. Equity in losses of affiliates		1,249	
4. Others	109,901	10,396	
Recurring profit or (loss)		57,961	0.4
VI. Extraordinary Profit		1,202	0.0
1. Reversal of allowance for doubtful accounts			
1. Gain on sale of fixed assets	769		
2. Gain on sale of investment in securities	-	—	
3. Gain on variation in consolidated subsidiary equity	4,786		
	—		
5. Liquidating dividends			
6. Other	42,195	47,752	0.1

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.



Securities Code: 6835
March 13, 2007

To Those Shareholders with Voting Rights

Takayoshi Oshima
Chairman and Representative Director
Allied Telesis Holdings K.K.
21-11, Nishi-Gotanda 7-chome,
Shinagawa-ku, Tokyo, Japan

NOTICE OF THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 20th Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders and exercise your voting rights by 5:30 p.m. on Tuesday, March 27, 2007 in accordance with the Guidance on page 2.

1. **Date and Time:** 10:30 a.m., Wednesday, March 28, 2007

2. **Place:** Special Hall, TOC Building 13F
22-17, Nishi-Gotanda 7-chome, Shinagawa-ku, Tokyo, Japan

3. **Agenda of the Meeting:**

Matters to be reported:
1. Business Report and Consolidated Financial Statements for the 20th Fiscal Term (from January 1, 2006 to December 31, 2006) and results of audits by the Accounting Auditor and the Board of Corporate Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the 20th Fiscal Term (from January 1, 2006 to December 31, 2006)

Proposals to be resolved:

Proposal No.1: Partial Amendments to the Articles of Incorporation
Proposal No.2: Election of Five Directors
Proposal No.3: Election of Two Corporate Auditors
Proposal No.4: Issuance of the Stock Acquisition Rights as Stock Options

4. Guidance on the Exercise of Voting Rights

(1) Exercise of Voting Rights by postal services

Please indicate your approval or disapproval of the proposals in the enclosed Voting Rights Exercise Form and return the Form to the Company by post. The completed Form should reach the Company by 5:30 p.m. on Tuesday, March 27, 2007.

(2) Exercise of Voting Rights via the Internet

If you are exercising your voting rights via the Internet, please review the "Procedures for the Exercise of Voting Rights by Electromagnetic Means" attached hereto (page 12) and exercise your voting rights by 5:30 p.m. on Tuesday, March 27, 2007.

(3) Exercise of Voting Rights by proxy

If you are unable to attend the Ordinary General Meeting of Shareholders, you may exercise your voting rights by appointing a shareholder (one person) with voting rights who plans to attend the Ordinary General Meeting of Shareholders to act as your proxy. This proxy shall submit to the Company a document evidencing his/her power of representation for the Ordinary General Meeting of Shareholders, together with your Voting Rights Exercise Form.

Notes: 1. When attending the meeting in person, please submit the enclosed Voting Rights Exercise Form to the receptionist.

2. If the matters to be stated in the Reference Documents for the General Meeting of Shareholders, the Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, these amended matters will be announced in writing by mail or on the Company's website (http://wwe.at-global.com).

Reference Documents for the General Meeting of Shareholders

Proposals and references

Proposal No. 1: Partial Amendments to the Articles of Incorporation

1. Reasons for the Amendments
   - (1) The Company proposes the amendment of the provision stipulating the exercise of voting rights by proxy at the General Meeting of Shareholders, in order to clarify the number of proxies (Article 15 of the Proposed Amendments).
   - (2) The Company proposes the addition of a new provision to enable the Company to introduce a method for disclosing portions of the Reference Documents for the General Meeting of Shareholders, etc. via the Internet in order to enhance the disclosure of information of the Company (Article 16 of the Proposed Amendments).
   - (3) The Company proposes a decrease in the number of Directors in order to employ a proper number of Directors and streamline management structures (Article 18 of the Proposed Amendments).
   - (4) The Company proposes the amendment of the terms of office of Directors in order to encourage the Directors to make and perform administrative decisions from a long-term perspective (Article 21 of the Proposed Amendments).
   - (5) The Company proposes the addition of Article 28, Paragraph 2 and Article 36, Paragraph 2 of the Proposed Amendments in order to enable the Company to enter into limited liability agreements with Outside Directors and Corporate Auditors. This proposal is made in order to ensure that the Outside Directors and Outside Corporate Auditors will fully exercise their expected roles and that highly competent persons from outside the Company will be more easily employed. In addition, a prior approval of each Corporate Auditor has been obtained with regard to the addition of a new provision that permits the Company to enter into limited liability agreements with Outside Directors.
   - (6) As a result of the amendment of the term of office of Directors, the provisions of the current Articles of Incorporation do not meet the terms of Article 459, Paragraph 1 of Corporation Law due. Accordingly, the Company proposes the deletion of Articles 42 and 43 of the current Articles of Incorporation and the addition of Article 43 of the Proposed Amendments in order to amend the organ to decide the distribution of surplus.
   - (7) The Company proposes an amendment of the Articles of Incorporation to correct the wording and to clarify that dividends shall bear no interest (Article 44 of the Proposed Amendments).
   - (8) The Company proposes amendments to the article numbers in line with the foregoing additions and deletions of articles.
   - (9) The Company proposes the deletion of Article 1 of the supplementary provisions of the current Articles of Incorporation, as it has already come into effect.

2. Details of the Proposed Amendments

   The details of the existing and proposed amendments in the Articles of Incorporation are as follows:

   (In case that change in original Japanese text does not effect a substantial change in the meaning, no change is made in the English translation.)

(Underlined parts are amended)

Current Articles of Incorporation	Proposed Amendments
Article <u>1</u>. to <u>14</u>. (Omitted)	Article <u>1</u>. to <u>14</u>. (Unchanged)
(Exercise of Voting Rights by Proxy) Articles 15. A shareholder may exercise his/her voting rights by authorizing <u>another</u> shareholder with voting rights to act as his/her proxy; provided, however, that a shareholder or his/her proxy shall submit to the Company a document evidencing his/her power of representation for each general meeting of shareholders.	(Exercise of Voting Rights by Proxy) Articles 15. A shareholder may exercise his/her voting rights by authorizing <u>one (1) other</u> shareholder with voting rights to act as his/her proxy; provided, however, that a shareholder or his/her proxy shall submit to the Company a document evidencing his/her power of representation for each general meeting of shareholders.

Current Articles of Incorporation	Proposed Amendments
(New)	(Disclosure via the Internet of the Reference Documents for the General Meeting of Shareholders, etc. and the Deemed Provision of Information) Articles 16. The Company shall be deemed to have provided the shareholders with the necessary information with respect to the matters to be stated or indicated in the reference documents for the general meeting of shareholders, the business reports, the consolidated financial statements and the financial statements, by disclosing such information via the Internet in accordance with the Ordinance of the Ministry of Justice.
Articles 16. (Omitted)	Articles 17. (Unchanged)
(Number of Directors) Article 17. The number of Directors of the Company shall not exceed ten (10).	(Number of Directors) Article 18. The number of Directors of the Company shall not exceed five (5).
Article 18. to 19. (Omitted)	Article 19. to 20. (Unchanged)
(Term of Office of Directors) Article 20. The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year from his/her election to office. 2. (Omitted)	(Term of Office of Directors) Article 21. The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two (2) years from his/her election to office. 2. (Unchanged)
Articles 21. to 26. (Omitted)	Articles 22. to 27. (Unchanged)
(Limitation of liabilities of Directors) Article 27. The Company may, by resolution of the Board of Directors, release any Director (including any ex-Director) from the liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law if such release of liabilities meets the requirement prescribed by laws and regulations; provided, however, that the limit of liabilities under such release shall be the amount of the compensation liability less the minimum liability amount prescribed by laws and regulations. (New)	(Limitation of liabilities of Directors) Article 28. The Company may, by resolution of the Board of Directors, release any Director (including any ex-Director) from the liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law if such release of liabilities meets the requirement prescribed by laws and regulations; provided, however, that the limit of liabilities under such release shall be the amount of the compensation liability less the minimum liability amount prescribed by laws and regulations. 2. The Company may enter into an agreement with any Outside Director to limit the liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law if such limitation of liabilities meets the requirement prescribed by laws and regulations; provided, however, that the limit of liabilities under such agreement shall be the amount as prescribed in laws and regulations.
Article 28. to 34. (Omitted)	Article 29. to 35. (Unchanged)

Current Articles of Incorporation	Proposed Amendments
(Limitation of liabilities of Corporate Auditors) Article 35. The Company may, by resolution of the Board of Directors, release any Corporate Auditor (including any ex-Corporate Auditor) from liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law if they meet the requirement prescribed by law; provided, however, the limit of liabilities under such release shall be the amount of the compensation liability less minimum liability amount prescribed by law. (New)	(Limitation of liabilities of Corporate Auditors) Article 36. The Company may, by resolution of the Board of Directors, release any Corporate Auditor (including any ex-Corporate Auditor) from liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law if they meet the requirement prescribed by law; provided, however, the limit of liabilities under such release shall be the amount of the compensation liability less minimum liability amount prescribed by law. 2. The Company may enter into an agreement with any Outside Auditor to limit liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law if they meet the requirement prescribed by law; provided, however, that the limit of liabilities under such agreement shall be the amount as prescribed in law.
Article 36. to 41. (Omitted)	Article 37. to 42. (Unchanged)
(Organ to Decide Distribution of Surplus) Article 42. The Company may, by resolution of the Board of Directors, distribute surplus, as provided for in Article 459 of the Corporation Law. 2. The distribution of surplus set forth in the preceding paragraph shall not be determined by resolution of the general meeting of shareholders of the Company.	(Deleted)
(Record Date for Distribution of Surplus) Article 43. The Company may distribute surplus to the shareholders or registered share pledgees whose names are listed or recorded in the last register of shareholders as of December 31 and June 30 each year, respectively, for year-end dividends and interim dividends. 2. In addition to the distribution of surplus provided for in the preceding paragraph, the Company may distribute surplus to the shareholders or registered share pledgees whose names are listed or recorded in the last register of shareholders as of March 31 or September 30 of each year.	(Deleted)
(New)	(Distribution of Surplus) Article 43 The Company may, by the resolution of the General Meeting of Shareholders, distribute surplus (hereinafter referred to as the "year-end dividends") to the shareholders or registered share pledgees whose names are listed or recorded in the last register of shareholders as of December 31 of each year.

Current Articles of Incorporation	Proposed Amendments
(New)	2. In addition to the distribution of surplus provided for in the preceding paragraph, the Company may, by the resolution of the Board of Directors Meeting, distribute surplus as provided for in Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as the "interim dividends") to the shareholders or registered share pledgees whose names are listed or recorded in the last register of shareholders as of June 30 of each year.
(Expiration Period for Surplus) Article 44. If year-end dividends, interim dividends, or dividends paid in accordance with paragraph 2 of the preceding Article are not claimed within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment.	(Expiration Period for Dividends) Article 44. If dividends are not claimed within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment. In addition, dividends shall bear no interest.
(Supplementary Provisions) 1. Amendments from Article 4 through 39 shall come into effect on the condition that the Corporation Law (Law No. 86, 2005) is enforced.	(Deleted)

Proposal No. 2: Election of Five Directors

The terms of office of all eight Directors are to expire at the close of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes that five Directors be elected at the meeting. In order to improve and enforce administrative organization, expedite administrative decisions, and correct manpower, the Company will decrease the number of Directors by three persons.

The candidates for Directors are as follows:

No.	Name (Date of Birth)	Career summary, position and assignment of the Company, and representation of other companies	Number of shares of the Company held (Shares)	Conflict of interest with the Company
1	Takayoshi Oshima (September 17, 1940)	June 1966 Graduated from Florida State University March 1987 President and Representative Director of the Company September 1987 Chairman and Representative Director of the Company (to present) (Representation of other companies) October 1987 Chairman and Representative Director doubled with CEO of Allied Telesyn International Corp. (currently Allied Telesis, Inc.) (to present) December 2004 President and Representative Director of Allied Telesis K.K. (to present)	35,060,000	Note 1
2	Atsushi Kotani (February 25, 1933)	March 1956 Graduated from Kyoto University May 1993 Director of the Company January 1994 Director of Allied Telesyn International Corp. (currently Allied Telesis, Inc.) (to present) December 1994 Senior Managing Director of the Company November 1997 Vice Chairman and Representative Director of the Company March 2004 Representative Director of the Company July 2005 Vice Chairman and Representative Director of the Company (to present)	610,000	None
3	Tomoyuki Sugihara (May 15, 1962)	March 1985 Graduated from Kyoto Sangyo University July 1991 Entered the Company March 1999 Director and Manager of Software Division April 1999 Director and Manager of Technology Division March 2000 Managing Director and Manager of Technology Division March 2002 President and Representative Director March 2004 Representative Director (to present) (Representation of other companies) July 2004 President and Representative Director of Allied Telesis RandD Center K.K. (to present)	30,000	None
4	Tadashi Wakana (November 6, 1940)	March 1969 Completion of Doctorate Program of Tohoku University, Graduate School April 1986 Chief Researcher of NTT Human Interface Laboratories April 2000 Professor of Saitama Gakuen University, School of Business Administration March 2005 Director of the Company (to present) (Representation of other companies) August 2006 Vice President and Representative Director of Allied Telesis K.K. (to present)	-	None

No.	Name (Date of Birth)	Career summary, position and assignment of the Company, and representation of other companies		Number of shares of the Company held (Shares)	Conflict of interest with the Company
5	Richard Andrew Gephardt (January 31, 1941)	1965 1977 1989 2004	Graduated from the University of Michigan Law School; earned J.D. Served as a U.S. Representative from Missouri (Democratic Party) Served as Democratic leader in the House Candidate for the Democratic nomination in the presidential election	-	None

Notes: 1. Mr. Takayoshi Oshima, candidate for Director, doubles as Chairman, Director, and CEO of Allied Telesis, Inc., a Company affiliate with which the Company has a creditor-debtor relationship. Mr. Takayoshi Oshima also doubles as President and Representative Director of Allied Telesis K.K., a wholly owned subsidiary of the Company, and there is no conflict of interest.

2. Mr. Tomoyuki Sugihara, candidate for Director, doubles as President and Representative Director of Allied Telesis R&D Center K.K., a wholly owned subsidiary of the Company, and there is no conflict of interest.
3. Mr. Tadashi Wakana, candidate for Director, doubles as Vice President and Representative Director of Allied Telesis K.K., a wholly owned subsidiary of the Company, and there is no conflict of interest.
4. Mr. Richard Andrew "Dick" Gephardt is a candidate for Outside Director.

Proposal No. 3: Election of Two Corporate Auditors

The term of office of Mr. Kihachiro Kojima as Corporate Auditor is to expire at the close of this Ordinary General Meeting of Shareholders. Mr. Naumann Claus resigned as Corporate Auditor as of April 30, 2006. Accordingly, the Company proposes that two Corporate Auditors be elected at the meeting.

The submission of this proposal is approved by the Board of Corporate Auditors.

The candidates for Corporate Auditors are as follows:

No.	Name (Date of Birth)	Career summary, position and assignment of the Company, and representation of other companies		Number of shares of the Company held (Shares)	conflict of interest with the Company
1	Kihachiro Kojima (June 12, 1940)	March 1964 June 1995 March 2003	Graduated from The University of Electro-Communications President and Representative Director of Nippon Telematique Inc. Full-time Corporate Auditor of the Company (to present)	-	None
2	Shigeo Aoki (March 22, 1941)	March 1964 April 1964 August 1981 May 1986 July 1995 November 1999	Graduated from The University of Tokyo Entered Mitsubishi Petrochemical Co., Ltd. Entered Mitsubishi Petrochemical Engineering Co., Ltd. Manager of System Engineering Department of Mitsubishi Petrochemical Engineering Corporation Manager of International Development Department of Mitsubishi Petrochemical Engineering Corporation Entered You Ai Techno, Ltd.	-	None

Note: Both Mr. Kihachiro Kojima and Mr. Shigeo Aoki are candidates for Outside Corporate Auditor.

Proposal No. 4: Issuance of the Stock Acquisition Rights as Stock Options

In accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, the Company requests that the Company issue the Stock Acquisition Rights as Stock Options and that the Board of Directors of the Company be delegated the authority to determine matters related to the offering of subscription of the Stock Acquisition Rights in line with the information provided below.

1. Reason for issuing Stock Acquisition Rights with particularly favorable terms

   The Stock Acquisition Rights are to be issued without charge to grant Stock Options to employees, Directors, Corporate Auditors, and outside collaborators of the Company and its subsidiaries and affiliates, in order to enhance their morale, their motivation to improve the business performance and enhance the corporate value of the Company, and their sense of participation in the management with the viewpoint as shareholders.

2. Issue price of the Stock Acquisition Rights

   Without charge

3. Date of allotment of the Stock Acquisition Rights

   Delegated to the Board of Directors

4. Contents of the Stock Acquisition Rights issued

   (1) Type and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights

   Not exceeding 5,000,000 common stock of the Company.

   If the Company conducts a stock split or stock consolidation on its common stock, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights will be adjusted according to the following formula. However, this adjustment shall be made only to the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights unexercised at the time of the stock split or stock consolidation. Any fraction of less than one (1) share resulting from the adjustment shall be rounded off.

   Number of shares after adjustment = Number of shares before adjustment x Ratio of share split or share consolidation

   In the case of any other unavoidable events which necessitate the adjustment of the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights in addition to the foregoing, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights will be adjusted within the reasonable range.

   (2) Total number of Stock Acquisition Rights to be issued

   Not exceeding 50,000 units. The number of shares per each Stock Acquisition Rights shall be 100. However, a similar adjustment shall be made if the adjustment set forth in Item (1) above is adopted.

   (3) Value of property to be contributed upon the exercise of the Stock Acquisition rights

   The subject matter to be contributed upon the exercise of the Stock Acquisition Rights shall be in cash, and its value shall be determined by multiplying the issue price per share to be paid upon the exercise of the Stock Acquisition Rights (hereinafter referred to as the "Exercise Price") by the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights.

   The Exercise Price shall be the closing price for regular transactions of the Company's common stock on the Tokyo Stock Exchange on the date when the issuance of the Stock Acquisition Rights is to be resolved (if there is no closing price on that date, the most recent closing price prior to the date shall apply).

   In the event of a share split or a share consolidation of the Company's common stock after the issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, with any fraction of less than one yen rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of share split or share consolidation}}$$

   When the Company issues new shares or disposes of its treasury stock at a price lower than the market price (except for the case of sales of treasury stock in accordance with the provisions of Article 194 of Corporation Law, or the exercise or conversion of securities to be converted to common stock of the Company, or the exercise or conversion of Stock Acquisition Rights entitling the holder to request the issuance of common stock of the Company (including the Stock Acquisition Rights attached to bonds with stock subscription rights)), the Exercise Price shall be adjusted according to the following formula, with any fraction of less than one yen rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

The "Number of shares outstanding" in the above formula shall be the number calculated by deducting the number of shares of treasury stock of common stock held by the Company from the number of the Company's common stock issued. In the case of the disposal of the Company's treasury stock of common stock, the "Number of shares newly issued" shall be read as the "Number of shares of treasury stock disposed." In the case of any other unavoidable events which necessitate the adjustment of the Exercise Price in addition to the foregoing, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be adjusted within the reasonable range.

(4) Period for the exercise of the Stock Acquisition Rights

Period to be determined by the Board of Directors among the period from March 29, 2007 to March 28, 2017

(5) Exercise terms of the Stock Acquisition Rights

1) If Grantees quit the Company or its subsidiaries and affiliates or leave their positions as employees or as Directors or Corporate Auditors of the Company or its subsidiaries and affiliates, such Grantees may not exercise the Stock Acquisition Rights. This provision shall not apply, however, if the Board of Directors admit justifiable causes such that employees leave the office at the request of the Company, employees leave the office on reaching retirement age, or Directors or Corporate Auditors leave office due to the expiration of their terms of office.

2) In no event shall the inheritance or pledging of Stock Acquisition Right be allowed.

3) The minimum unit of the Stock Acquisition Rights shall be one and shall not be excused dividedly.

4) Other applicable terms shall be as prescribed in the resolution of the Board of Directors with respect to the memorandum for the offering of the Stock Acquisition Rights and the "Stock Acquisition Rights Allocation Agreement" to be executed thereupon.

(6) The amount of capital and capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights

1) The amount of capital to be increased by the issuance of shares upon the exercise of the Stock Acquisition Rights shall be half of the amount of the maximum limit of capital increase, as calculated in accordance with the provisions of Article 40, Paragraph 1 of the Company Accounting Regulations, and any faction less than one yen arising as a result of such calculation shall be rounded up to the nearest one yen.

2) The amount of capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in 1) above, from the maximum limit of capital increase, as also provided in 1) above.

(7) Restrictions on the acquisition of the Stock Acquisition Rights by way of transfer

The acquisition of the Stock Acquisition Rights by way of transfer shall require approval by a resolution of the Board of Directors.

(8) Terms for the acquisition and cancellation of the Stock Acquisition Rights

1) If the Grantees do not comply with any of the terms for exercising the Stock Acquisition Rights stipulated in Item (5) above, the Company may acquire and cancel the Stock Acquisition Rights without charge.

2) If the General Meeting of Shareholders approves a proposed merger agreement whereby the Company ceases to exist, a proposed share exchange agreement whereby the Company becomes a wholly owned subsidiary, or a proposed share transfer plan (the Board of Directors resolves such proposal if the approval of the General Meeting of Shareholders is not necessary), the Company may acquire and cancel the Stock Acquisition Rights without charge.

(9) Procedures of the Stock Acquisition Rights upon the exercise of Corporate Realignment by the Company

If the Company conducts a merger (limited to cases where the Company ceases to exist by the merger), absorption-type merger, consolidation, share exchange, or share transfer (hereinafter collectively referred to as the "Corporate Realignment"), the Company shall grant to Grantees of the Stock Acquisition Rights remaining at the time effective Corporate Realignment (hereinafter referred to as the "Remaining Stock Acquisition Rights") the Stock Acquisition Rights of business corporation provided for from (*i*) to (*ho*) of Article 236, Paragraph 1, Item 8 of the Corporation Law (hereinafter referred to as the "Company Subject to Realignment") under the following terms, respectively. In this case, the Remaining Stock Acquisition Rights shall cease to exist and the Company Subject to Realignment shall newly issue the Stock Acquisition Rights. This shall only apply, however, if the grant of the Stock Acquisition Rights of the Company Subject to Realignment under the following terms has been provided in a merger agreement, absorption-type demerger agreement, incorporation-type demerger agreement, share exchange agreement, or share transfer agreement.

1) The number of the Stock Acquisition Rights of the Company Subject to Realignment to be granted

The number of Stock Acquisition Rights granted by the Company Subject to Realignment shall be the same as the number of Remaining Stock Acquisition Rights held by the Grantee.

2) Types of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights
Common stock of the Company Subject to Realignment
3) The number of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights
To be determined based on Item (1) above in consideration of the terms of the Corporate Realignment
4) Value of property to be contributed upon the exercise of the Stock Acquisition Rights
The value of property to be contributed upon the exercise of the Stock Acquisition Rights to be granted shall be the amount equal to the issue price to be paid after realignment to be obtained based on the adjustment of Exercise Price as provided for in Item (3) above multiplied by the number of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights to be determined according to the above 3), in consideration of the terms of the Corporate Realignment.
5) Period for the exercise of the Stock Acquisition Rights
From the first date of the period for the exercise of the Stock Acquisition Rights as provided for in Item (4) above or the effective date of the Corporate Realignment, whichever is later, to the final date of the period for the exercise of the Stock Acquisition Rights provided for in Item (4) above.
6) The amount of capital and capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights
To be determined according to Item (6) above
7) Restrictions on the acquisition of the Stock Acquisition Rights by transfer
The acquisition of the Stock Acquisition Rights by transfer shall require approval by a resolution of the Board of Directors (or of the Directors if the Company Subject to Realignment has not established a Board of Directors) of the Company Subject to Realignment.
8) Terms for the acquisition and cancellation of the Stock Acquisition Rights
To be determined according to Item (8) above
(10) Rounding of fractions arising out of the exercise of the Stock Acquisition Rights
Any fraction of less than one (1) share to be granted to Grantees shall be rounded off.
(11) Other contents of the Stock Acquisition Rights
Other contents of the Stock Acquisition Rights shall be determined by the Board of Directors to be held hereafter together with other items regarding offering.

Procedures for the Exercise of Voting Rights by Electromagnetic Means

If you prefer to exercise your voting rights via the Internet, please accept the following conditions before exercising your rights.

1. Shareholders exercising their voting rights via the Internet can only do so via the website designated by the Company (shown below). They can also exercise their voting rights online by mobile phone.
   (Website URL for the exercise of voting rights) http.//www.webdk.net
2. If you are exercising your voting rights via the Internet, please enter the code and the password for the exercise of voting rights indicated on the Voting Rights Exercise Form attached herein and follow the instructions on the screen to register whether you approve or disapprove of each proposal.
3. Exercise of voting rights via the Internet is accepted until 5:30 p.m. of March 27, 2007 (Tuesday). Note, however, that we would like to ask you to exercise your voting rights as soon as possible to ensure that we have sufficient time for tallying the votes.
4. If you exercise your voting rights twice, once by mail and once via the Internet, we will treat your Internet vote as the valid exercise of your voting rights.
5. If you exercise your voting rights several times via the Internet, or via both your computer and mobile phone, we will treat the most recent vote as the valid exercise of your voting rights.
6. Connection fees payable to the providers and communication expenses payable to telecommunication carriers (including telephone charges) when accessing the website for the exercise of voting rights will be borne by the shareholders.

System Environment for the Electromagnetic Exercise of Voting Rights

The following system environment is required for the use of the website to exercise voting rights.

1) Access to the Internet
2) If you are to exercise voting rights using your personal computer, Microsoft[R] Internet Explorer 5.5 (or above) or Netscape 6.2 (or above) must be installed as your browser. Any PC hardware capable of supporting these browsers will be adequate.
3) If you are to exercise voting rights via mobile phone, the device must be capable of 128bitSSL telecommunication (encrypted communication). (For security reasons, the Company website is only configured to support mobile telecommunications (encrypted communication). Consequently, certain devices cannot be used.)

(Microsoft[R] is a trademark of U.S. Microsoft Corporation in the U.S. and other countries. Netscape is a trademark of Netscape Communications Corporation in the U.S. and other countries.)

Inquiries about the Exercise of Voting Rights via the Internet

If you have any questions about the exercise of voting rights via the Internet, please call one of the following numbers.

Transfer Agent — The Sumitomo Trust and Banking Co., Ltd.
Stock Transfer Agency Department

Direct Line — (Toll free) 0120-186-417 (accessible 24 hours)

<Requests for various forms, including Change of Address Form> — (Toll free) 0120-175-417 (accessible 24 hours)

<Other inquiries> — (Toll free) 0120-176-417 (weekdays: 9:00-17:00)

Financial Highlights

		December 2002	December 2003	December 2004	December 2005	December 2006
1. Consolidated financial highlights						
Net sales	(Millions of yen)	61, 769	57, 335	51, 074	54, 554	52, 729
Ordinary income	(Millions of yen)	2, 836	(713)	(3, 232)	1, 024	(3, 345)
Net income	(Millions of yen)	860	(538)	(3, 149)	(31)	(8, 075)
Total shareholders' equity	(Millions of yen)	11, 169	10, 566	7, 711	10, 943	8, 381
Total assets	(Millions of yen)	39, 281	38, 735	36, 600	39, 660	33, 006
Shareholders' equity per share	(Yen)	1, 432. 25	1, 354. 94	97. 37	128. 14	76. 16
Net income per share	(Yen)	110. 38	(69. 06)	(40. 06)	(0. 38)	(84. 84)
Diluted net income per share	(Yen)	109. 07	—	—	—	—
Equity ratio	(%)	28. 4	27. 3	21. 1	27. 6	25. 2
Return on equity	(%)	7. 9	—	—	—	—
Cash flows from operating activities	(Millions of yen)	2, 283	826	(1, 378)	(1, 493)	1, 942
Cash flows from investing activities	(Millions of yen)	(3, 518)	(2, 406)	(2, 429)	(886)	(1, 383)
Cash flows from financing activities	(Millions of yen)	3, 362	354	2, 439	2, 475	(755)
Cash and cash equivalents at year-end	(Millions of yen)	6, 184	4, 833	3, 565	3, 775	2, 985
2. Non-consolidated financial highlights						
Net sales	(Millions of yen)	29, 019	27, 131	14, 667	6, 596	7, 192
Ordinary income	(Millions of yen)	1, 586	900	(915)	556	(518)
Net income	(Millions of yen)	760	527	(4, 254)	(60)	(8, 428)
Common stock	(Millions of yen)	3, 192	3, 192	3, 361	4, 996	7, 697
Total number of shares issued	(Thousands of shares)	7, 798	7, 798	79, 239	86, 596	109, 410
Total shareholders' equity	(Millions of yen)	12, 516	13, 016	9, 020	12, 232	9, 232
Total assets	(Millions of yen)	32, 612	33, 220	31, 951	30, 663	24, 659
Shareholders' equity per share	(Yen)	1, 604	1, 669. 06	113. 91	142. 99	84. 20
Annual dividends per share [Interim dividends per share]	(Yen)	5. 00 [—]	5. 00 [—]	1. 00 [—]	— [—]	— [—]
Net income per share	(Yen)	97. 52	67. 68	(54. 12)	(0. 74)	(88. 54)
Diluted net income per share	(Yen)	96. 35	67. 45	—	—	—
Equity ratio	(%)	38. 4	39. 2	28. 2	39. 9	37. 3
Return on equity	(%)	6. 1	4. 1	—	—	—
Payout ratio	(%)	5. 1	7. 4	—	—	—

Notes: 1. The financial highlights are not presented in the original Notice of the Ordinary General Meeting of Shareholders in Japanese.

2. Moreover, some of the figures in this document have been prepared based on financial statements, which are not included in the original Notice of the Ordinary General Meeting of Shareholders in Japanese.

3. Figures have been prepared in accordance with the accounting principles generally accepted in Japan, which are different in certain respects from application and disclosure requirements of the International Financial Reporting Standards.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect, or any other forms of damage arising from the translation.

March 28, 2007

To All Shareholders

Takayoshi Oshima
Chairman and Representative Director
Allied Telesis Holdings K.K.
21-11, Nishi-Gotanda 7-chome,
Shinagawa-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS
OF THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be informed that the following reports were made and the following resolutions were adopted at the 20th Ordinary General Meeting of Shareholders of the Company held on March 28, 2007, as described below.

Matters reported:

1. Business Report and Consolidated Financial Statements for the 20th Fiscal Term (from January 1, 2006 to December 31, 2006) and results of audits by the Accounting Auditor and the Board of Corporate Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the 20th Fiscal Term (from January 1, 2006 to December 31, 2006)

The particulars of the above 1 and 2 were reported.

Proposals resolved:

Proposal No.1: Partial Amendments to the Articles of Incorporation
The proposal was approved and adopted as proposed.

Proposal No.2: Election of Five Directors
The proposal was approved and adopted as proposed. Messrs. Takayoshi Oshima, Atsushi Kotani, Tomoyuki Sugihara, and Tadashi Wakana were re-elected as Directors and assumed office. Additionally, Mr. Richard Andrew Gephardt was newly elected as Director and assumed office.
Note that Mr. Richard Andrew Gephardt is an Outside Director.

Proposal No.3: Election of Two Corporate Auditors

The proposal was approved and adopted as proposed. Mr. Kihachiro Kojima was re-elected as Corporate Auditor and assumed office. Mr. Shigeo Aoki was newly elected as Corporate Auditor and assumed office.

Note that both of them are Outside Corporate Auditors.

Proposal No.4: Issuance of the Stock Acquisition Rights as Stock Options

The proposal was approved and adopted as proposed. The Company is allowed to issue the Stock Acquisition Rights to be granted as Stock Options to Directors, Executive Officers, Corporate Auditors, employees, and outside collaborators of the Company and its subsidiaries and affiliates in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, provided that the shares to be issued or transferred upon exercise of the Stock Acquisition Rights are common stock of the Company and shall not exceed 5,000,000.



Dear Sir,

The document that we released aiming at the investor is as follows.
Please find the enclosed document.

Regards,

Allied Telesis Holdings K.K.
Investor Relations

(A)2007/05/14
Upward Revision of the Consolidated / Individual Profit Forecast for the Full Year to December 2007 for Allied Telesis Holdings K.K.
(B)2007/05/14
Summary of Consolidated Financial Statement for the First Quarter of the term ending December 2007
(C)2007/05/11
Notice of Significant Exercise of Stock Acquisition Rights
(D)2007/04/27
Notice of Significant Exercise of Stock Acquisition Rights
(E)2007/04/27
Corporate Governance Report
(F)2007/04/13
Notice of Stock Option (new stock reservation right)
(G)2007/03/16
Notice of fixation of issue condition of the 14th new stock reservation right
(H)2007/03/13
Notice of Change of Executive Officers
(I)2007/03/13
(Revised) Notice of issue of the 14th new stock reservation right
(J)2007/03/09
Notice of issue of the 14th new stock reservation right
(K)2007/02/23
Additional explanation of announcement of financial statements at period on December,

RECEIVED

2006

2007/02/23

(L)Condensed Non-Consolidated Financial Statement for the Term Ending December 2006

(M)Condensed Consolidated Financial Statement for the Term Ending December 2006

(N)2007/02/22

Notice of retirement of Unsecured Convertible Bonds with Equity Warrants

(O)2007/02/07

Allied Telesis Group Five-year plan

(P)2007/02/07

Upward Revision of the Consolidated / Individual Profit Forecast for the Full Year to December 2006 for Allied Telesis Holdings K.K.

(Q)2007/01/23

Allied Telesis Group FY2006 Business Summary

(R)2006/11/22

Summary of Consolidated Financial Statement for the Third Quarter of the Term ending December 2006

(S)2006/09/20

Notice of decision of issue condition Unsecured Convertible Bonds with Equity Warrants

2006/09/14

(T)Condensed Non-Consolidated Interim Financial Statement for the term ending December 2006

(U)Condensed Consolidated Interim Financial Statement for the term ending December 2006

(V)2006/09/06

Upward Revision of the Consolidated / Individual Profit Forecast for the Year to December 2006 for Allied Telesis Holdings K.K.

(W)2006/08/31

Announcement of Interim Financial Report Schedule for the term ending December 2006

(X)2006/08/30

Notice of Retirement of the 10th New Stock Reservation Right

(Y)2006/08/30

Notice of Issue of Unsecured Convertible Bonds with Equity Warrants

(Z)2006/08/11

Notice of Completion of Exercise of the 12th Series Stock Acquisition Rights

(AA)2006/07/25

Notice of Completion of Early Redemption of Unsecured Convertible Bonds with the 2nd Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and special Agreement on Limited Equal Priority among Bond) of Allied Telesis Holdings K.K..

(AB)2006/07/07

Establishment of Sponsored ADR Program

平成19年5月14日

各 位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大嶋 章禎
（コード番号: 6835・東証第2部）
問合せ先責任者　IR部部長　原 洋一
（TEL. 03-5437-6007）
（URL http://ir.at-global.com/）

業績予想（連結）の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成19年2月23日の「平成18年12月期決算短信（連結）」にて公表した平成19年12月期連結業績予想を、下記のとおり修正いたしますので知らせいたします。

記

1．平成19年12月期 中間連結業績予想数値の修正（平成19年1月1日～平成19年6月30日）

（単位：百万円）

（中間期）	売上高	経常利益	当期純利益
前回発表予想（A）	29,500	1,200	800
今回修正予想（B）	26,000	170	△330
増減額（B－A）	△3,500	△1,030	△1,130
増減率（%）	△11.9%	△85.8%	－
（ご参考） 前期実績（平成18年6月期）	27,508	△1,002	△2,218

尚、通期（平成19年1月1日～平成19年12月31日）の業績予想につきましては、現時点での変更はございません。

（通期）	売上高	経常利益	当期純利益
前回発表予想	60,000	2,700	1,700

2．業績予想修正の理由

当第1四半期の連結業績につきましては、期待のIPトリプルプレイ・ソリューションが、欧州において順調に立ち上がってきており、複数の大手通信事業者との契約により、今年度後半にも継続して売上が見込める状況となり、売上高は前年度に比較して欧州で9.8%増加、法人向けネットワーク機器事業を中心とする日本においても当初計画比105.2%と伸長しましたが、昨年より生産委託しているEMS工場の生産体制の影響などにより、欧米における売上高が当初計画比79.7%と伸び悩んだことから、全体をカバーするには至りませんでした。この結果、売上高は13,194百万円（前年同期比92.5%）、営業損失は126百万円改善しほぼ無くなり、経常利益は281百万円改善し57百万円の黒字となり、当期純損失は260百万円改善し85百万円となりました。

第2四半期につきましては生産委託しているEMS工場の生産体制の影響も前半多少残ることから、売上高についても当初計画を下げ、中間期の予想売上高を11.9%減額いたします。また、コストについては第2四半期で年後半の業績回復を目指し、業務の合理化を図るべく欧米を中心にリストラクチャリングを実施いたしますので、新たに特別損失に5億円を見込んでおり、中間期までに回復させることは困難との判断から、上記のような修正をいたします。

通期におきましては、欧州におけるIPトリプルプレイ・ソリューションの契約数は着実に伸びていること、先般、当社の欧州子会社によるドイツテレコムとの契約により7月以降の受注やイタリア政府関連企業Consip S.p.A.の入札を落札し、さらにIBM社と国際調達ベンダー契約に加え、IPTV（Internet Protocol Television）の

共同開発契約による受注など、年後半にかけて大型案件の開拓が見込まれること、また日本を中心とする法人向けネットワーク機器事業では、ギガレイヤー3製品の順調な伸びに加え、第3四半期以降に市場に投入する予定製品もあり、年後半には収益に貢献し始める見込みであります。コストについては第2四半期で実施するリストラクチャリングによる効果が、年後半の販売費及び一般管理費に好影響がでると予想しており、通期では平成19年2月23日の「平成18年12月期決算短信（連結）」にて公表した平成19年12月期の通期の連結業績予想は達成可能と考えております。

※上記の予想は、本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は、今後様々な要因により予想数値と異なる場合があります。

以　上

平成19年12月期　第1四半期財務・業績の概況（連結）

RECEIVED

平成19年5月14日

上場会社名　アライドテレシスホールディングス株式会社　（コード番号：6835　東証第2部）
（URL　http://ir.at-global.com）
代　表　者　代表取締役会長　大嶋　章禎
問合せ先責任者　ＩＲ部長　原　洋一　TEL（03）5437－6007

1．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：有
　（内容）法人税等の計上基準：法定実効税率をベースとした年間予測税率により計算しております。
②最近連結会計年度からの会計処理の方法の変更の有無　：無
③連結及び持分法の適用範囲の異動の有無　：無

2．平成19年12月期第1四半期財務・業績の概況（平成19年1月1日　～　平成19年3月31日）

(1) 経営成績（連結）の進捗状況

	売上高	営業利益	経常利益	四半期(当期)純利益
	百万円　%	百万円　%	百万円　%	百万円　%
19年12月期第1四半期	13,194 (△7.5)	△0 (―)	57 (―)	△85 (―)
18年12月期第1四半期	14,259 (2.9)	△126 (―)	△224 (―)	△345 (―)
(参考)18年12月期	52,729	△3,385	△3,345	△8,075

	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期(当期)純利益
	円　銭	円　銭
19年12月期第1四半期	△0　67	―
18年12月期第1四半期	△4　00	―
(参考)18年12月期	△84　84	―

(注) 売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率を示す。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第1四半期（平成19年1月1日～平成19年3月31日）におけるわが国経済は、大企業の業況拡大を背景に、民間設備投資の拡大、個人消費の持ち直し等緩やかな回復を続けている中、原油価格の高騰や金利水準の上昇、公共投資の低調や米国景気の急速な後退懸念等、不透明感は払拭できない状況で、今後の経済の減速に繋がるような不安要因も散見されるようになりました。

当社グループが属するネットワーク関連市場は、世界的ブロードバンド化の進展や次世代ネットワーク推進によるギガ、10ギガという高速化･大容量化を競い、国内外でより高度な製品開発、多様なサービス、激しい価格競争が展開されており、厳しい事業環境が続いております。このような環境の中で、当社グループは、期待のIPトリプルプレイ・ソリューションが、欧州において順調に立ち上がってきており、複数の大手通信事業者との契約により、今年度後半にも継続して売上が見込める状況となりました。欧州における売上高は前年同期に比べ9.8%増加、法人向けネットワーク機器事業を中心とする日本においても当初計画比105.2%と伸長しましたが、昨年より生産委託しているEMS工場の生産体制の影響などにより欧米における売上高が当初計画比79.7%と伸び悩んだことから、全体をカバーするには至りませんでした。また、コストについては販売費及び一般管理費を6.8%削減したことにより、営業損失は前年同期に比べ125百万円抑えることができました。この結果、当第1四半期の連結業績につきましては、売上高は13,194百万円（前年同期比92.5%）、営業損失は126百万円改善しほぼ無くなり、経常利益は281百万円改善し57百万円の黒字となり、当期純損失は260百万円改善し85百万円となりました。

(2) 財政状態(連結)の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
19年12月期第1四半期	31,606	10,902	34.3	82 38
18年12月期第1四半期	41,439	11,592	28.0	132 01
(参考)18年12月期	33,006	8,381	25.2	76 16

[財政状態(連結)の変動状況に関する定性的情報等]

当第1四半期における総資産は、たな卸資産、受取手形及び売掛金、現金及び預金の減少及び前連結中間会計年度末における連結調整勘定の一括償却や前連結会計年度末における繰延税金資産の取崩し等により、前年同期に比べ98億32百万円の減少となる316億6百万円となりました。

負債につきましては、借入金の減少や転換社債型新株予約権付社債の買入消却により前年同期に比べ91億42百万円の減少となる207億4百万円となりました。

純資産につきましては、前連結会計年度より転換社債型新株予約権付社債の株式転換及び新株予約権の権利行使等により資本金及び資本剰余金が増加した一方で、前期決算による利益剰余金の減少により前年同期に比べ6億90百万円の減少となる109億2百万円となりました。

[参　考]

平成19年12月期の連結業績予想(平成19年1月1日　～　平成19年12月31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	26,000	170	△330
通期	60,000	2,700	1,700

(参考) 1株当たり予想当期純利益(通期)　15円54銭

[連結業績予想に関する定性的情報等]

今後につきましては、欧州におけるIPトリプルプレイ・ソリューションの契約数は着実に伸びていること、先般、当社の欧州子会社によるドイツテレコムとの契約により7月以降の受注やイタリア政府関連企業Consip S.p.A.の入札を落札し、さらにIBM社と国際調達ベンダー契約に加え、世界中の通信企業とネットワーク・サービス・プロバイダーを対象としたIPTV(Internet Protocol Television)の共同開発契約による受注など、年後半にかけて大型案件の開拓が見込まれること、また日本を中心とする法人向けネットワーク機器事業では、3月よりスタートしたキャンペーンによるギガレイヤー3製品、さらに第3四半期に市場に投入する予定製品もあり、年後半には収益に貢献し始める見込みであることから、通期では平成19年2月23日の「平成18年12月期決算短信(連結)」にて公表した平成19年12月期の通期の連結業績予想は達成可能と考えております。しかしながら、中間期におきましては、第1四半期の業績に加え、第2四半期の引き続きEMS工場における生産体制の影響からくる売上高への影響および新たに発生するリストラクチャリング費用があり、中間期までに回復させることは困難との判断から、上記のように修正いたします。

※別途開示しております「業績予想(連結)の修正に関するお知らせ」をご参照ください。

○ 添付資料

(要約) 四半期連結貸借対照表、(要約) 四半期連結損益計算書、セグメント情報

以上

1．（要約）四半期連結貸借対照表

（単位：千円）

科目	当第１四半期（平成19年3月31日）		前第１四半期（平成18年3月31日）		増減		前連結会計年度（平成18年12月31日）	
	金額	構成比	金額	構成比	金額	増減率	金額	構成比
		%		%		%		%
（資産の部）								
Ⅰ 流動資産								
1 現金及び預金	4,535,910		5,779,742		△1,243,831	△21.5	3,497,514	
2 受取手形及び売掛金	10,572,068		12,301,021		△1,728,952	△14.1	11,062,391	
3 有価証券	155,291		4,170		151,121	3,624.0	125,875	
4 たな卸資産	8,902,044		11,393,648		△2,491,604	△21.9	8,993,982	
5 繰延税金資産	—		1,474,990		△1,474,990	△100.0	—	
6 その他	2,221,757		2,186,914		34,843	1.6	4,267,641	
貸倒引当金	△639,110		△680,361		41,251	△6.1	△672,642	
流動資産合計	25,747,963	81.5	32,460,125	78.3	△6,712,161	△20.7	27,274,763	82.6
Ⅱ 固定資産								
1 有形固定資産								
(1) 工具器具備品	1,705,659		2,041,224		△335,565	△16.4	1,771,356	
(2) その他	2,306,219		2,103,403		202,816	9.6	2,031,298	
有形固定資産合計	4,011,879	12.7	4,144,628	10.0	△132,748	△3.2	3,802,654	11.5
2 無形固定資産								
(1) 連結調整勘定	—		1,037,908		△1,037,908	△100.0	—	
(2) その他	397,297		799,675		△402,377	△50.3	466,419	
無形固定資産合計	397,297	1.2	1,837,584	4.5	△1,440,286	△78.4	466,419	1.4
3 投資その他の資産								
(1) 投資有価証券	642,940		898,229		△255,288	△28.4	650,555	
(2) 繰延税金資産	—		1,324,383		△1,324,383	△100.0	—	
(3) その他	819,286		774,349		44,937	5.8	824,258	
貸倒引当金	△12,383		—		△12,383	—	△12,383	
投資その他の資産合計	1,449,843	4.6	2,996,961	7.2	△1,547,117	△51.6	1,462,430	4.5
固定資産合計	5,859,020	18.5	8,979,173	21.7	△3,120,152	△34.7	5,731,504	17.4
資産合計	31,606,984	100.0	41,439,298	100.0	△9,832,314	△23.7	33,006,267	100.0

（注）　記載金額は千円未満を切り捨てて表示しております。

（単位：千円）

科目	当第１四半期（平成19年3月31日）		前第１四半期（平成18年3月31日）		増減		前連結会計年度（平成18年12月31日）	
	金額	構成比	金額	構成比	金額	増減率	金額	構成比
		%		%		%		%
（負債の部）								
Ⅰ 流動負債								
1 支払手形及び買掛金	6,188,849		5,480,014		708,834	12.9	5,855,241	
2 短期借入金	3,176,533		6,843,648		△3,667,114	△53.6	4,351,281	
3 １年以内返済予定長期借入金	2,543,488		3,879,728		△1,336,239	△34.4	3,247,295	
4 １年以内償還予定社債	268,000		268,000		—	0.0	268,000	
5 繰延税金負債	2,906		—		2,906	—	34,310	
6 その他	5,201,259		4,048,344		1,152,914	28.5	4,544,087	
流動負債合計	17,381,038	55.0	20,519,735	49.5	△3,138,697	△15.3	18,300,216	55.4
Ⅱ 固定負債								
1 社債	130,000		4,398,000		△4,268,000	△97.0	4,314,000	
2 長期借入金	2,517,096		4,301,902		△1,784,806	△41.5	1,326,178	
3 繰延税金負債	31,289		—		31,289	—	34,013	
4 その他	645,530		627,418		18,111	2.9	650,812	
固定負債合計	3,323,915	10.5	9,327,321	22.5	△6,003,405	△64.4	6,325,004	19.2
負債合計	20,704,953	65.5	29,847,057	72.0	△9,142,103	△30.6	24,625,220	74.6
（資本の部）								
Ⅰ 資本金	—	—	5,512,087	13.3	△5,512,087	—	—	—
Ⅱ 資本剰余金	—	—	7,642,549	18.4	△7,642,549	—	—	—
Ⅲ 利益剰余金	—	—	△1,451,359	△3.5	1,451,359	—	—	—
Ⅳ その他有価証券評価差額金	—	—	44,473	0.1	△44,473	—	—	—
Ⅴ 為替換算調整勘定	—	—	△143,897	△0.3	143,897	—	—	—
Ⅵ 自己株式	—	—	△11,611	△0.0	11,611	—	—	—
資本合計	—	—	11,592,241	28.0	△11,592,241	—	—	—
負債、少数株主持分及び資本合計	—	—	41,439,298	100.0	△41,439,298	—	—	—
（純資産の部）								
Ⅰ 株主資本								
1 資本金	8,997,146	28.4	—	—	8,997,146	—	7,697,146	23.3
2 資本剰余金	11,127,574	35.2	—	—	11,127,574	—	9,827,574	29.8
3 利益剰余金	△9,252,335	△29.3	—	—	△9,252,335	—	△9,167,169	△27.7
4 自己株式	△12,070	△0.0	—	—	△12,070	—	△11,929	△0.0
株主資本合計	10,860,314	34.3	—	—	10,860,314	—	8,345,622	25.4
Ⅱ 評価・換算差額等								
1 その他有価証券評価差額金	32,442	0.2	—	—	32,442	—	35,991	0.1
2 繰延ヘッジ損益	20,132	0.0	—	—	20,132	—	49,990	0.1
3 為替換算調整勘定	△73,272	△0.2	—	—	△73,272	—	△102,471	△0.3
評価・換算差額等合計	△20,697	△0.0	—	—	△20,697	—	△16,489	△0.1
Ⅲ 新株予約権	62,414	0.2	—	—	62,414	—	51,914	0.1
純資産合計	10,902,030	34.5	—	—	10,902,030	—	8,381,047	25.4
負債及び純資産合計	31,606,984	100.0	—	—	31,606,984	—	33,006,267	100.0

（注） 記載金額は千円未満を切り捨てて表示しております。

2．（要約）四半期連結損益計算書

（単位：千円）

科目	当第１四半期（自 平成19年1月 1日 至 平成19年3月31日）		前第１四半期（自 平成18年1月 1日 至 平成18年3月31日）		増減		前連結会計年度（自 平成18年 1月 1日 至 平成18年12月31日）	
	金額	構成比	金額	構成比	金額	増減率	金額	構成比
		%		%		%		%
Ⅰ 売上高	13,194,618	100.0	14,259,970	100.0	△1,065,352	△7.5	52,729,748	100.0
Ⅱ 売上原価	7,000,383	53.1	7,736,984	54.3	△736,600	△9.5	30,096,014	57.1
売上総利益	6,194,234	46.9	6,522,985	45.7	△328,751	△5.0	22,633,733	42.9
Ⅲ 販売費及び一般管理費	6,194,917	47.0	6,649,153	46.6	△454,235	△6.8	26,019,418	49.3
営業損失	683	△0.1	126,167	△0.9	125,484	—	3,385,685	△6.4
Ⅳ 営業外収益	172,756	1.3	32,003	0.2	140,753	439.8	493,965	0.9
1 受取利息	18,615		9,683		8,931	92.2	61,586	
2 受取配当金	89		79		10	12.7	1,184	
3 為替差益	—		12,679		△12,679	△100.0	395,180	
4 その他	154,051		9,559		144,491	1,511.4	36,013	
Ⅴ 営業外費用	114,111	0.8	130,657	0.9	△16,546	△12.7	453,305	0.8
1 支払利息	53,974		93,682		△39,708	△42.4	316,540	
2 為替予約評価損	4,978		7,489		△2,510	△33.5	13,397	
3 為替差損	43,512		—		43,512	—	—	
4 持分法による投資損失	1,249		—		1,249	—	23,015	
5 その他	10,396		29,485		△19,089	△64.7	100,352	
経常利益又は経常損失（△）	57,961	0.4	△224,822	△1.6	282,783	—	△3,345,025	△6.3
Ⅵ 特別利益	1,202	0.0	28,930	0.2	△27,728	△95.8	70,533	0.1
1 貸倒引当金戻入益	—		—		—	—	21,267	
2 固定資産売却益	13		20		△7	△34.5	11,827	
3 清算配当金	—		28,910		△28,910	△100.0	28,910	
4 その他	1,188		—		1,188	—	8,527	
Ⅶ 特別損失	76,107	0.6	357	0.0	75,749	21,193.0	1,904,508	3.6
1 固定資産売却損	—		68		△68	△100.0	275	
2 固定資産除却損	1,446		288		1,157	400.7	409,105	
3 投資有価証券評価損	—		—		—	—	285,449	
4 のれん償却費	—		—		—	—	1,013,154	
5 その他	74,660		—		74,660	—	196,523	
税金等調整前四半期（当期）純損失	16,943	△0.2	196,248	△1.4	179,305	—	5,179,000	△9.8
税金費用	83,591	0.6	465,372	3.3	△381,781	△82.0	3,219,041	6.1
少数株主損失	15,368	△0.2	316,480	△2.3	301,112	—	322,202	△0.6
四半期（当期）純損失	85,166	△0.6	345,141	△2.4	259,974	—	8,075,840	△15.3

（注） 記載金額は千円未満を切り捨てて表示しております。

3．セグメント情報

【事業の種類別セグメント情報】

当連結グループは、情報通信・ネットワーク関連事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

外部顧客に対する売上高　（単位：千円）

	当第１四半期 （自 平成19年1月 1日 至 平成19年3月31日）	前第１四半期 （自 平成18年1月 1日 至 平成18年3月31日）	対前年同期 増減率	前連結会計年度 （自 平成18年 1月 1日 至 平成18年12月31日）
日　本	7,171,100	8,224,378	△12.8%	28,363,034
欧　米	5,225,564	5,325,139	△1.9%	21,525,777
アジア・オセアニア	797,953	710,452	12.3%	2,840,936
連結合計	13,194,618	14,259,970	△7.5%	52,729,748
適用為替レート （1USD）	119.44円	117.00円	－	116.38円

（注）

1．国又は地域の区分は、地域的近接度によっております。

2．本邦以外の区分に属する主な国又は地域

(1) 欧　米・・・・アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア、オーストリア

(2) アジア・オセアニア・・・・シンガポール、中国、オーストラリア、ニュージーランド、大韓民国、フィリピン

平成19年5月11日

各 位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代 表 取 締 役 会 長　大 嶋 章 禎
（コード番号: 6835・東証第２部）
問合せ先責任者　ＩＲ部部長　原 洋 一
（TEL. 03-5437-6007）
(URL http://ir.at-global.com/)

新株予約権の行使に関するお知らせ

当社第14回新株予約権について、下記のとおり行使が行われましたので知らせいたします。

記

1．銘柄名	アライドテレシスホールディングス株式会社第14回新株予約権
2．行使期日	平成19年５月７日～平成19年５月11日
3．行使価額	76円
4．行使新株予約権	12個
5．交付株式数	1,008,000株(新株発行分)
6．行使価額総額	76,608,000円
7．新株予約権の未行使総数	276個
8．新株予約権の未行使株式数	23,184,000株

※平成19年5月14日からの行使価額は75円となります。

以 上

平成19年４月27日

各 位

RECEIVED
2007 MAY 29 A 3:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代 表 取 締 役 会 長　大嶋 章禎
（コード番号：6835・東証第２部）
問合せ先責任者　ＩＲ部部長　原 洋一
（TEL. 03-5437-6007）
（URL http://ir.at-global.com/）

新株予約権の行使に関するお知らせ

当社第14回新株予約権について、下記のとおり行使が行われましたので知らせいたします。

記

1．銘柄名	アライドテレシスホールディングス株式会社第14回新株予約権
2．行使期日	平成19年４月23日～平成19年４月27日
3．行使価額	84円
4．行使新株予約権	12個
5．交付株式数	1,008,000株（新株発行分）
6．行使価額総額	84,672,000円
7．新株予約権の未行使総数	288個
8．新株予約権の未行使株式数	24,192,000株

※平成19年5月1日からの行使価額は77円となります。

以 上

最終更新日: 2007 年 4 月 25 日

アライドテレシスホールディングス株式会社

代表取締役会長　大嶋　章禎
問合せ先: IR部　03-5437-6007
証券コード: 6835
http://www.at-global.com

当社のコーポレート・ガバナンスの状況は以下のとおりです。

RECEIVED

I コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1. 基本的な考え方

当社グループは、経営の健全性、透明性及び効率性を確保し、継続的に企業価値を高めていくことがコーポレート・ガバナンスの基本であり、経営の最重要課題の一つであると認識しています。

2. 資本構成

外国人株式所有比率	30%以上

【 大株主の状況 】 更新

氏名または名称	所有株式数(株)	割合 (%)
大嶋　章禎	35,060,000	32.04
日本証券金融株式会社	4,213,000	3.85
オオシマ　ゼネラル　ホールディング　NO.1,LLC	3,500,000	3.20
オオシマ　ゼネラル　ホールディング　NO.2,LLC	3,500,000	3.20
オオシマ　ゼネラル　ホールディング　NO.3,LLC	3,500,000	3.20
ゴールドマン・サックス・インターナショナル	2,179,900	1.99
株式会社りそな銀行	1,150,000	1.05
株式会社みずほ銀行	1,110,000	1.01
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド	851,600	0.78
バークレイズ　バンク　ピーエルシー　バークレイズ　キャピタル　セキュリティーズ　エスビーエル/ピービーアカウント	847,600	0.77

3. 企業属性

上場取引所及び市場区分	東京　第二部
決算期	12 月

業種	電気機器
（連結）従業員数	１０００人以上
（連結）売上高	１００億円以上１０００億円未満
親会社	なし
連結子会社数	１０社以上５０社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

特記すべき事項はありません。

Ⅱ 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【取締役関係】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数 更新	5名
社外取締役の選任状況	選任している
社外取締役の人数 更新	1名

会社との関係(1) 更新

氏名	属性	会社との関係（※1）								
		a	b	c	d	e	f	g	h	i
Richard Andrew Gephardt	その他									○

※1　会社との関係についての選択項目
- a　親会社出身である
- b　その他の関係会社出身である
- c　当該会社の大株主である
- d　他の会社の社外取締役又は社外監査役を兼任している
- e　他の会社の業務執行取締役、執行役等である
- f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h　本人と当該会社との間で責任限定契約を締結している
- i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
Richard Andrew Gephardt	元米国民主党下院院内総務、元米国大統領予備選挙民主党候補者、法学博士	当該取締役は、平成19年3月28日開催の第20回定時株主総会において選任され、社外取締役に就任しております。法律の専門家であると同時に、米国政界での活動歴が長く、当社グループが主に欧米で推進する事業の推進役として貢献していただけるものと考えて

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
		おります。

その他社外取締役の主な活動に関する事項

特記すべき事項はありません。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数 更新	4名

監査役と会計監査人の連携状況

監査役は会計監査人の期末及び期中監査に可能な限り同席し、都度報告を受け、また、必要に応じて説明を受けるなど、相互の連携を密にするように努めております。

監査役と内部監査部門の連携状況

———

社外監査役の選任状況	選任している
社外監査役の人数 更新	3名

会社との関係(1) 更新

氏名	属性	会社との関係（※1）								
		a	b	c	d	e	f	g	h	i
小嶋　喜八郎	他の会社の出身者									○
石本　和昭	税理士									○
青木　成夫	他の会社の出身者									○

※1　会社との関係についての選択項目
a　親会社出身である
b　その他の関係会社出身である
c　当該会社の大株主である
d　他の会社の社外取締役又は社外監査役を兼任している
e　他の会社の業務執行取締役、執行役等である
f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h　本人と当該会社との間で責任限定契約を締結している
i　その他

会社との関係(2) 更新

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
小嶋 喜八郎	——	当該監査役は、平成 15 年 3 月より社外監査役に就任しております。他社の代表取締役等の経験を有し、社外の経験や良識、見識に基づいた客観的な視点からの問題提起と意見の具申を行い、監査役会の活性化と監査機能の充実に貢献されております。
石本 和昭	——	当該監査役は、平成 7 年 7 月より社外監査役に就任しております。税理士としての専門的見地、見識に基づき客観的な視点で経営監視体制の強化に貢献されております。
青木 成夫	——	当該監査役は、平成 19 年 3 月 28 日開催の第 20 回定時株主総会において選任され、社外監査役に就任しております。

その他社外監査役の主な活動に関する事項 更新

第 20 期(平成 18 年 1 月 1 日から平成 18 年 12 月 31 日まで)において、小嶋氏は全取締役会及び全監査役会に出席し、積極的に意見具申を行っております。石本氏は全監査役会に出席し、他の監査役ならびに取締役会事務局より取締役会の状況及び職務執行状況の報告を受け、厳正な監査を行っております。

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況	実施していない

該当項目に関する補足説明 更新

取締役の担当職務は各様であり、各取締役の業績を統一基準で評価することは困難であるため、現状は定額支給としております。

ストックオプションの付与対象者	社内取締役、社外取締役、社内監査役、社外監査役、従業員、子会社の取締役、執行役、監査役、子会社の従業員、その他

該当項目に関する補足説明

当社グループの業績向上及び企業価値増大に対する意欲や士気を高めるとともに、株主の視点を取り入れることにより、経営参画の意識を高めることを目的としております。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書（事業報告）
開示状況	全取締役の総額を開示

該当項目に関する補足説明 更新

第20期(平成18年1月1日から平成18年12月31日まで)に係る取締役及び監査役の報酬の総額は、取締役8名に対し119百万円、監査役4名に対し19百万円であります。

（注）1. 使用人兼務役員はおりません。2. 監査役には平成18年4月に辞任した監査役1名が含まれております。

【 社外取締役（社外監査役）のサポート体制 】

関連部署にて適宜対応しております。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項 更新

当社は監査役制度のもと、コーポレート・ガバナンスの充実に努めております。従来からの取組みならびに第20期(平成18年1月1日から平成18年12月31日まで)における施策の実施状況は以下のとおりであります。

＜取締役・取締役会＞

当社では、経営の意思決定を合理的かつ効率的に行うため、当社グループの事業に精通した人材を取締役に登用することを基本としておりますが、経営の透明性、公平性を確保するためには、外部から経営活動を監督し、問題提起や経営環境の変化への対応策などについて意見をいただくことも重要であると考え、社外取締役も招聘しております。

平成18年3月30日開催の第19回定時株主総会においては、社外取締役4名を含む計8名の取締役が選任され、1年間の経営を担ってまいりました。しかしながら、より一層の経営体制の効率化、経営判断の迅速化及び人員の適正化を鑑み、平成19年3月28日開催の第20回定時株主総会にて取締役数の減員及び新任社外取締役の選任が承認されました。現在の取締役は5名、うち1名が社外取締役であります。

当社取締役会は、毎月1回の定例開催のほか必要に応じて機動的に開催し、十分な情報交換と議論を尽くし、各取締役の認識の共通化を図ったうえで意思決定を行っております。また、グループ各社からは定期的に経営状況の報告を受け、経営方針についてグループ全体の意思統一を図るために適切に討議、決定しております。

なお、当社及び当社グループ会社の一部では執行役員制度を導入しており、意思決定及び監督機能と業務執行機能を分離することにより、取締役及び取締役会がより的確に業務執行の監督ができる体制を構築しております。

＜監査役・監査役会＞

当社は監査役会制度を採用しており、各監査役は監査役会で策定された監査方針に基づき、取締役会その他の重要な会議に出席して意見を述べるほか、取締役等から営業の報告の聴取、重要な決議書類等の閲覧、業務及び財産の状況の調査等により厳正な監査を実施しております。

監査役会は毎月1回の定例開催のほか必要に応じて機動的に開催し、監査役相互の十分な情報交換及び意思の疎通を図り、適切な監査につなげております。

現在の監査役は4名、うち3名が社外監査役であります。

<会計監査人>

当社は監査法人トーマツを会計監査人に選任しており、定期的な監査のほか、適宜相談し、会計処理の正確性、透明性の向上に努めております。なお、同監査法人には会社法に基づく監査も依頼しております。

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1. 株主総会の活性化及び議決権行使の円滑化に向けての取組み状況 更新

	補足説明
電磁的方法による議決権の行使	インターネット（携帯電話からも可）により議決権を行使することができます。
その他	当社ホームページに招集通知を掲載しております。 また、株主総会における事業報告等のビジュアル化を進めております。

2. IR に関する活動状況 更新

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	決算説明会、中間決算説明会 代表者が全体の概要説明を行い、詳細は各担当者が説明しております。
ＩＲ資料のホームページ掲載	なし	決算短信、四半期財務・業績の概況、決算説明会資料
ＩＲに関する部署（担当者）の設置	—	平成 19 年 1 月にＩＲ部を新設いたしました。
その他	—	平成 19 年 3 月より、携帯電話向けＩＲ情報サイトによる情報配信を開始いたしました。当サイトを通じて当社の会社概要、業績概況などのＩＲ情報をはじめ、最新ニュースや毎日の株価終値をお知らせしております。

3．ステークホルダーの立場の尊重に係る取組み状況 更新

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社グループは、行動規範である「企業倫理規程」を定め、グローバルな視点に立ち、常に国際社会と調和を図り、地域社会及び全てのステークホルダーの生活に貢献できる製品とサービスを提供するため、各国の法令を遵守し、確固たる企業倫理と社会的良心をもって、誠実に行動するように努めております。
ステークホルダーに対する情報提供に係る方針等の策定	ディスクロージャーポリシーを定め、当社ホームページに掲載しております。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

当社は、平成 18 年 5 月 31 日開催の取締役会において、「内部統制システム構築の基本方針」を以下のように決定いたしました。

1. 取締役および使用人の職務執行が法令および定款に適合することを確保するための体制
「企業倫理規程」等のコンプライアンス体制にかかる規程を、全役職員が法令、定款および社会規範を遵守した行動をとるための行動規範とする。本件所管部署は総務部とし、同部を中心に役職員への教育等を行い、その徹底を図る。内部監査人は、総務部と連携し、コンプライアンスの状況を監査し、定期的に取締役会および監査役会に報告するものとする。また、法令上疑義ある行為等については、使用人が直接に情報提供を行う手段としてホットラインを設置・運営する。

2. 取締役の職務の執行にかかる情報の保存および管理に関する体制
「文書管理規程」に従い、取締役および執行役員(以下、役員という。)の職務執行にかかる情報を文書または電磁的媒体(以下、文書等という。)に記録し、保存する。役員および監査役は文書管理規程により、常時、これらの文書等を閲覧できるものとする。

3. 損失の危険の管理に関する規程その他の体制
品質、コンプライアンス、情報セキュリティ、災害、輸出入管理等にかかるリスクについては、それぞれの担当部署において諸規則の策定、研修の実施等を行うものとし、組織横断的なリスク状況の監視および全社的対応は総務部が行うものとする。
新たに生じた重大なリスクについては、取締役会においてすみやかに対応責任者となる役員を定め、対応にあたるものとする。

4. 取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、全役職員が共有する全社的な目標を定め、業務担当役員は、その目標達成のために、各部門の具体的目標および「職務権限規程」に基づく効率的な目標達成のための方法を定める。業務担当役員は、その進捗状況を定期的に取締役会に報告し、取締役会は、その内容を検討の上、改善を促すものとする。

5. 当社および子会社から成る企業集団における業務の適正を確保するための体制

グループのセグメント別の事業に関して責任を負う役員を任命し、法令順守体制およびリスク管理体制を構築する権限と責任を与えるものとする。これには、当社代表取締役会長がグループ各社の取締役に対し、取締役の職務の執行にかかる情報の保存および管理に関する体制の整備について指導することを含む。総務部は、これらを横断的に推進し、管理する。

6. 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項およびその使用人の取締役からの独立性に関する事項

監査役の職務を補助すべき使用人は置かないものとする。ただし、監査役は必要に応じて総務部長の了承を得た上で、総務部所属の使用人に対し監査業務に必要な事項を命令することができるものとし、その使用人は、その命令に関して役員および総務部長の指揮命令を受けないものとする。

7. 取締役および使用人が監査役に報告をするための体制その他の監査役への報告に関する体制

取締役および使用人は、監査役に対して、法令に定める事項(会社法 357 条)に加え、全社的に重大な影響を及ぼす事項、内部監査の実施状況、コンプライアンス・ホットラインによる通報状況をすみやかに報告する。報告の方法は、取締役と監査役との協議により決定する。

8. その他監査役の監査が実効的に行われることを確保するための体制

監査役と代表取締役、業務執行役員等との間の定期的な意見交換会を設定する。また、監査役は、必要に応じて会計監査人から説明を受けるとともに、情報の交換を行うなど連携を図っていくものとする。

参考資料「模式図」:巻末「添付資料」をご覧ください。

V その他

1. 買収防衛に関する事項

特記すべき事項はありません。

2. その他コーポレート・ガバナンス体制等に関する事項

特記すべき事項はありません。

【 参考資料：模式図 】


株 主 総 会
選任・解任
選任・解任
選任・解任
取締役会
取締役５名
（うち社外取締役１名）
監査
監督
監査役会
監査役４名
（うち社外監査役３名）
監査
会計監査人
選定・解職・監督
代表取締役
助言
顧問弁護士
各部門
監督・指導
監督・指導
グループ各社

RECEIVED
2007 MAY 29 A 8:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

平成19年４月13日

各　位

会社名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大嶋　章禎
（コード番号：6835　東証第２部）
問合せ先責任者　ＩＲ部部長　原　洋一
（TEL. 03-5437-6007）
（URL　http://ir.at-global.com/）

ストックオプション（新株予約権）に関するお知らせ

当社は、平成19年３月９日開催の取締役会において、会社法第236、第238条及び第239条の規定に基づき、ストックオプションを目的とする新株予約権を発行すること及び本新株予約権の募集事項の決定を取締役会に委任することを、平成19年３月28日開催の当社第20回定時株主総会に決議事項として付議しました。
また、本決議事項については同株主総会にて承認可決いたしましたのでお知らせいたします。
なお、本株主総会では今後一年間のストックオプションの上限を承認いただいたものであり、本日時点ではまだ付与しておりません。

記

１．株主以外の者に対し特に有利な条件をもって新株予約権を発行する理由
当社グループの業績向上及び企業価値増大に対する意欲や士気を高めるとともに、株主の視点を取り入れることにより経営参画の意識を高めることを目的として、当社及び当社関係会社の従業員、取締役、監査役及び社外協力者に対し、ストックオプションとして新株予約権を無償で発行するものであります。

２．新株予約権の払込金額
金銭の払込を要しないものとする。

３．新株予約権の割当日
当社取締役会に委任するものとする。

４．新株予約権の要領

(1)　新株予約権の目的である株式の種類及び数
当社普通株式5,000,000株を上限とする。
なお、当社が株式分割または株式併合を行う場合、次の算式により目的である株式の数を調整するものとする。ただし、かかる調整は、本新株予約権のうち当該時点で行使されていない新株予約権の目的である株式の数についてのみ行われ、調整の結果生じる１株未満の株式については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 分割・併合の比率

また、上記のほか、目的である株式の数の調整を必要とするやむをえない事由が生じた場合には、合理的な範囲で目的である株式の数を調整するものとする。

(2)　発行する新株予約権の総数
50,000個を上限とする。なお、新株予約権１個当たりの目的である株式数100株とする。ただし、前項に定める株式の数の調整を行った場合は、同様の調整を行うものとする。

(3)　新株予約権の行使に際して出資される財産の価額
新株予約権の行使に際してする出資の目的は金銭とし、その価額は、新株予約権の行使に際して払込をすべき1株あたりの払込金額（以下「行使価額」という。）に新株予約権の目的である株式

の数を乗じた金額とする。

行使価額は、新株予約権の発行を決議した日の東京証券取引所における当社普通株式の普通取引の終値（当日に終値がない場合はそれに先立つ直近の終値）とする。

なお、新株予約権発行後、当社が株式分割または株式併合を行う場合、次の算式により行使価額を調整し、調整の結果生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{1}{分割・併合の比率}$$

また、当社が時価を下回る価額で新株式の発行又は自己株式の処分を行う場合（会社法第 194 条の規定に基づく自己株式の売渡し、当社普通株式に転換される証券もしくは転換できる証券又は当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の転換又は行使の場合を除く。）、次の算式により行使価額を調整し、調整の結果生じる１円未満の端数は切り上げるものとする。

$$\frac{調整後}{行使価額} = \frac{調整前}{行使価額} \times \frac{\frac{既発行}{株式数} + \frac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数 + 新規発行株式数}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。さらに、上記の他、行使価額の調整を必要とするやむを得ない事由が生じた場合には、合理的な範囲で目的である株式の数を調整するものとする。

(4) 新株予約権を行使することができる期間

平成 19 年３月 29 日から平成 29 年３月 28 日までの間で、当社取締役会において決定する期間とする。

(5) 新株予約権の行使の条件

① 新株予約権者が当社又は関係会社を退職し、当社又は関係会社の従業員、取締役及び監査役の地位でなくなった場合、新株予約権を行使することができない。ただし、従業員が会社都合により退職した場合もしくは定年により退職した場合、取締役及び監査役が任期満了により退任した場合等、取締役会が正当な理由があると認めた場合はこの限りではない。

② 新株予約権の相続、質入その他一切の処分は認めない。

③ 新株予約権の最低単位は１個とし、分割行使はできないものとする。

④ その他の条件については、新株予約権の募集事項を定める取締役会決議及びその決議に基づき締結される新株予約権割当契約に定めるところによる。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第 40 条第１項の規定に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は切り上げるものとする。

② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じて得た額とする。

(7) 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

(8) 新株予約権の取得及び消却の条件

① 当社は、新株予約権者が上記(5)による新株予約権の行使の条件に該当しなくなった場合は、当該新株予約権を無償で取得し消却することができる。

② 当社は、当社が消滅会社となる合併契約承認の議案、当社が完全子会社となる株式交換契約承認の議案もしくは株式移転計画承認の議案が株主総会で承認された場合（株主総会決議が不要

の場合は、当社取締役会決議がなされた場合）は、当社は新株予約権を無償で取得し消却することができる。

(9) 当社が組織再編を実施する際の新株予約権の取扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換又は株式移転（以上を総称して以下「組織再編行為」という。）をする場合において、組織再編行為の効力発生の時点において残存する新株予約権（以下「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第 236 条第 1 項第 8 号イからホまでに掲げる株式会社（以下「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約又は株式移転計画において定めた場合に限るものとする。

① 交付する再編対象会社の新株予約権の数

残存新株予約権者の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

② 新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

③ 新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案のうえ、前記(1)に準じて決定する。

④ 新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案のうえ、前記(3)で定められる行使価額を調整して得られる再編後払込金額に上記③に従って決定される新株予約権の目的たる再編対象会社の株式の数を乗じて得られる額とする。

⑤ 新株予約権を行使することができる期間

前記(4)に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、前記(4)に定める新株予約権を行使することができる期間の末日までとする。

⑥ 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

前記(6)に準じて決定する。

⑦ 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には「取締役」とする。）による承認を要する。

⑧ 新株予約権の取得及び消却の条件

前記(8)に準じて決定する。

(10) 新株予約権の行使により発生する端数の切捨て

新株予約権者に交付する株式の数に 1 株に満たない端数がある場合には、これを切り捨てるものとする。

(11) 新株予約権のその他の内容

新株予約権に関するその他の内容については、今後開催される新株予約権発行の取締役会で、その他の募集事項と併せて定めるものとする。

以　上

9

平成 19 年 3 月 16 日

各 位

会 社 名 アライドテレシスホールディングス株式会社
代表者名 代表取締役会長 大 嶋 章 禎
(コード番号：6835・東証第 2 部)
問合せ先責任者 ＩＲ部部長 原 洋 一
(TEL. 03-5437-6007)
(URL http://ir.at-global.com/)

第 14 回新株予約権（第三者割当て）の発行条件の確定に関するお知らせ

平成 19 年 3 月 9 日開催の当社取締役会において決議いたしました第 14 回新株予約権（第三者割当て）の発行に関し、基準株価および割当株式数等が確定いたしましたので、下記のとおりお知らせいたします。
なお、発行要項については平成 19 年 3 月 13 日開示の「(追加・訂正) 第 14 回新株予約権（第三者割当て）発行に関するお知らせ」をご参照ください。開示資料は当社ホームページにも掲載しております。

記

1．新株予約権の数	300 個	
2．基準株価	119 円	〔2007 年 3 月 12 日からの 5 連続取引日の売買高加重平均価格の単純平均値（円未満切り上げ)〕
3．新株予約権 1 個あたりの割当株式数	84,000 株	〔1000 万円を基準株価で除した数（10 の位を四捨五入)〕
4．割当株式総数	25,200,000 株	
5．当初行使価額	125 円	〔基準株価の 105%（円未満切り上げ)〕
6．下限行使価額	60 円	〔基準株価の 50%（円未満切り上げ)〕
7．上限行使価額	357 円	〔基準株価の 300%〕
8．修正行使価額	※本新株予約権の発行後、行使価額は、毎週の最終取引日を最終日とする 3 連続取引日の売買高加重平均価格の単純平均値の 90%（円未満切り上げ）に相当する金額に修正される。	

※下線部分が今回確定した箇所であります。

＜ご参考＞
新株予約権発行による手取概算額並びに新株予約権が権利行使された場合の調達資金の合計は当初行使価額で計算すると約 31 億 40 百万円(予定)、ただし、修正行使価額により約 15 億 2 百万円から約 89 億 86 百万円のレンジにて変動の可能性があります。

以 上

平成19年3月13日

各　位

RECEIVED
2007 MAY 29 A 5:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
（コード番号：6835　東証第2部）
問合せ先責任者　ＩＲ部長　原　洋一
(TEL：03-5437-6007)
(URL　http://ir.at-global.com/)

役員の異動に関するお知らせ

当社は、平成19年3月9日開催の取締役会において、以下のとおり役員の異動を行うことといたしましたのでお知らせいたします。なお、本件は平成19年3月28日に開催予定の当社第20回定時株主総会における承認及び同総会終了後に開催予定の取締会における決議により正式に決定いたします。

記

1．取締役の異動予定
　（1）　新任取締役候補（社外取締役）

リチャード・アンドリュー・ゲッパード（現 ゴールドマン・サックス　シニアアドバイザー
大手法律事務所　DLA Piper　シニアカウンシル
元 米国民主党　下院院内総務）
http://www.dlapiper.com/dick_gephardt/

今回ゲッパード氏を社外取締役に迎えることは当社グループが世界的に推進しているIPトリプルプレイ事業において、大きく前進するための推進役となっていただけるものと期待しております。特に現在米軍横田基地内で開始しているIP-GSP（IPグローバル・サービス・プロバイダー）としてのIPTVサービス等の他地域への横展開活動においても、重要な役割を担ってもらえると考えております。

以　上



有価証券報告書

(証券取引法第24条第１項に基づく報告書)

事業年度　自　平成18年１月１日
(第20期)　至　平成18年12月31日

アライドテレシスホールディングス株式会社

(352119)

第20期（自平成18年１月１日　至平成18年12月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

アライドテレシスホールディングス株式会社

目　　　　次

頁

第20期 有価証券報告書
【表紙】 …… 1
第一部 【企業情報】 …… 2
第1 【企業の概況】 …… 2
1 【主要な経営指標等の推移】 …… 2
2 【沿革】 …… 4
3 【事業の内容】 …… 5
4 【関係会社の状況】 …… 6
5 【従業員の状況】 …… 8
第2 【事業の状況】 …… 9
1 【業績等の概要】 …… 9
2 【生産、受注及び販売の状況】 …… 11
3 【対処すべき課題】 …… 12
4 【事業等のリスク】 …… 13
5 【経営上の重要な契約等】 …… 14
6 【研究開発活動】 …… 15
7 【財政状態及び経営成績の分析】 …… 16
第3 【設備の状況】 …… 19
1 【設備投資等の概要】 …… 19
2 【主要な設備の状況】 …… 20
3 【設備の新設、除却等の計画】 …… 22
第4 【提出会社の状況】 …… 23
1 【株式等の状況】 …… 23
2 【自己株式の取得等の状況】 …… 43
3 【配当政策】 …… 44
4 【株価の推移】 …… 44
5 【役員の状況】 …… 45
6 【コーポレート・ガバナンスの状況】 …… 47
第5 【経理の状況】 …… 49
1 【連結財務諸表等】 …… 50
2 【財務諸表等】 …… 94
第6 【提出会社の株式事務の概要】 …… 123
第7 【提出会社の参考情報】 …… 124
1 【提出会社の親会社等の情報】 …… 124
2 【その他の参考情報】 …… 124
第二部 【提出会社の保証会社等の情報】 …… 125

監査報告書 …… 巻末

【表紙】

【提出書類】　有価証券報告書

【根拠条文】　証券取引法第24条第１項

【提出先】　関東財務局長

【提出日】　平成19年3月30日

【事業年度】　第20期(自　平成18年１月１日　至　平成18年12月31日)

【会社名】　アライドテレシスホールディングス株式会社

【英訳名】　ALLIED TELESIS HOLDINGS K.K.

【代表者の役職氏名】　代表取締役会長　　大　嶋　章　禎

【本店の所在の場所】　東京都品川区西五反田七丁目21番11号

【電話番号】　03(5437)6000

【事務連絡者氏名】　経理部長　　和　田　公　平

【最寄りの連絡場所】　東京都品川区西五反田七丁目21番11号

【電話番号】　03(5437)6000

【事務連絡者氏名】　経理部長　　和　田　公　平

【縦覧に供する場所】　株式会社　東京証券取引所

(東京都中央区日本橋兜町２番１号)

※平成18年５月８日付にて、本店所在地を変更いたしました。

(旧本店所在地：東京都品川区西五反田七丁目22番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第16期	第17期	第18期	第19期	第20期
決算年月		平成14年12月	平成15年12月	平成16年12月	平成17年12月	平成18年12月
売上高	(千円)	61,769,592	57,335,767	51,074,538	54,554,893	52,729,748
経常利益又は経常損失（△）	(千円)	2,836,889	△ 713,017	△3,232,832	1,024,540	△3,345,025
当期純利益又は当期純損失(△)	(千円)	860,374	△ 538,547	△ 3,149,212	△ 31,328	△8,075,840
純資産額	(千円)	11,169,410	10,566,503	7,711,180	10,943,809	8,381,047
総資産額	(千円)	39,281,084	38,735,873	36,600,754	39,660,242	33,006,267
１株当たり純資産額	(円)	1,432.25	1,354.94	97.37	128.14	76.16
１株当たり当期純利益又は当期純損失(△)	(円)	110.38	△69.06	△40.06	△ 0.38	△84.84
潜在株式調整後１株当たり当期純利益	(円)	109.07	―	―	―	―
自己資本比率	(%)	28.4	27.3	21.1	27.6	25.2
自己資本利益率	(%)	7.9	―	―	―	―
株価収益率	(倍)	22.5	―	―	―	―
営業活動によるキャッシュ・フロー	(千円)	2,283,161	826,681	△1,378,290	△ 1,493,141	1,942,341
投資活動によるキャッシュ・フロー	(千円)	△3,518,056	△2,406,950	△2,429,012	△ 886,110	△1,383,599
財務活動によるキャッシュ・フロー	(千円)	3,362,654	354,250	2,439,144	2,475,131	△755,029
現金及び現金同等物の期末残高	(千円)	6,184,265	4,833,138	3,565,605	3,775,449	2,985,583
従業員数	(名)	2,297 (285)	2,938 (336)	2,821 (270)	2,981 (280)	2,521 (149)

(注) １ 売上高には消費税等は含まれておりません。
２ 潜在株式調整後１株当たり当期純利益については、第20期、第19期、第18期、第17期については当期純損失を計上しているため、記載しておりません。
３ 第20期、第19期、第18期、第17期の連結経営指標等の自己資本利益率及び株価収益率は、当期純損失を計上しているため、記載しておりません。
４ 従業員数は就業人員であり、( )書きは臨時雇用者数であり、外書きにしております。
５ 第17期連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準委員会 平成14年９月25日企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準委員会 平成14年９月25日 企業会計基準適用指針第４号）を適用しております。
６ 平成16年８月20日付をもちまして、１株を10株にする株式分割を行いました。第18期の１株当り当期純利益及び潜在株式調整後１株当たり当期純利益の算出につきましては、株式分割が期首に行われたものとして算出しております。

(2) 提出会社の経営指標等

回次		第16期	第17期	第18期	第19期	第20期
決算年月		平成14年12月	平成15年12月	平成16年12月	平成17年12月	平成18年12月
売上高及び営業収益	(千円)	29,019,607	27,131,661	14,667,610	6,596,149	7,192,760
経常利益又は経常損失(△)	(千円)	1,586,627	900,708	△915,999	556,361	△ 518,144
当期純利益又は当期純損失(△)	(千円)	760,053	527,818	△4,254,574	△ 60,887	△ 8,428,665
資本金	(千円)	3,192,875	3,192,875	3,361,443	4,996,366	7,697,146
発行済株式総数	(株)	7,798,500	7,798,500	79,239,300	86,596,122	109,410,740
純資産額	(千円)	12,516,065	13,016,170	9,020,791	12,232,094	9,232,228
総資産額	(千円)	32,612,361	33,220,236	31,951,003	30,663,514	24,659,597
1株当たり純資産額	(円)	1,604.93	1,669.06	113.91	142.99	84.20
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	5.00 (—)	5.00 (—)	1.00 (—)	— (—)	— (—)
1株当たり当期純利益又は当期純損失(△)	(円)	97.52	67.68	△54.12	△ 0.74	△ 88.54
潜在株式調整後1株当たり当期純利益	(円)	96.35	67.45	—	—	—
自己資本比率	(%)	38.4	39.2	28.2	39.9	37.3
自己資本利益率	(%)	6.1	4.1	—	—	—
株価収益率	(倍)	25.4	27.3	—	—	—
配当性向	(%)	5.1	7.4	—	—	—
従業員数	(名)	642 (69)	753 (28)	33 (28)	107 (5)	97 (6)

(注) 1 売上高には消費税等は含まれておりません。
2 潜在株式調整後1株当たり当期純利益については、第20期、第19期、第18期については当期純損失を計上しているため、記載しておりません。
3 従業員数は就業人員であり、( )書きは臨時雇用者数であり、外書きにしております。
4 第17期から「1株当たり当期純利益に関する会計基準」(企業会計基準委員会 平成14年9月25日 企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会 平成14年9月25日 企業会計基準適用指針第4号)を適用しております。
5 第20期、第19期、第18期の提出会社の経営指標等の自己資本利益率及び株価収益率は、当期純損失を計上しているため、記載しておりません。
6 平成16年8月20日付をもちまして、1株を10株にする株式分割を行いました。第18期の1株当り当期純利益及び潜在株式調整後1株当たり当期純利益の算出につきましては、株式分割が期首に行われたものとして算出しております。
7 第20期及び第19期の1株当たりの配当額につきましては、無配としております。

2 【沿革】

当社および当社グループの経緯は以下のとおりであります。

年　月	概　　　要
昭和62年３月	東京都品川区にシステム・プラス株式会社を資本金100万円をもって設立、LAN製品の開発、販売を開始
昭和62年９月	アライドテレシス株式会社に商号変更
昭和62年10月	米国にAllied Telesyn International Corp.(現 allied Telesyn Inc.)を設立
平成２年１月	英国にAllied Telesyn International LTD.を設立
平成３年１月	ドイツ国にAllied Telesyn International GmbHを設立
平成３年２月	シンガポール国にAllied Telesyn International(Asia)Pte.Ltd.を設立
平成３年11月	フランス国にAllied Telesyn International France S.A.を設立
平成４年６月	カナダ国にAllied Telesyn International Canada Inc.を設立
平成６年２月	イタリア国にAllied Telesyn International Italia S.r.l.を設立
平成７年３月	オランダ国にAllied Telesyn International B.V.を設立
平成７年６月	オーストラリア国にAllied Telesyn International (Aust)Pte.Ltd.を設立
平成７年10月	香港にAllied Telesyn International (Hong Kong)Ltd.を設立
平成８年８月	神奈川県横浜市に株式会社コレガを設立
平成９年１月	額面変更のため東京都港区所在のアライドテレシス株式会社と合併
平成11年５月	英国にCentreCOM Systems Ltd.を設立し、Teltrnd社ネットワーク部門を買収
平成12年６月	大韓民国にAllied Telesyn Korea Co.,Ltd.を設立
平成12年７月	東京証券取引所市場第二部に上場
平成12年９月	東京都品川区のアライドテレシスエンジニアリング株式会社を設立
平成12年11月	山梨県甲府市に株式会社アライドテレシスR&Dセンター山梨を設立
平成12年11月	東京都品川区にナクシージャパン株式会社を設立
平成13年３月	フィリピン共和国にallied Telesyn Philippines,Incを設立
平成13年３月	オーストリア国にAllied Telesyn International m.b.Hを設立
平成13年９月	中華人民共和国にAllied Telesis(Suzhou)Co.,Ltd.を設立
平成13年10月	米国にAllied Telesyn Networks,Inc.を設立
平成13年12月	東京都品川区にコレガホールディングス株式会社を設立
平成14年１月	スイス連邦にAllied Telesis International S.A.を設立
平成14年１月	台湾にcorega Taiwan Inc.を設立
平成14年１月	スイス連邦にCorega International S.A.を設立
平成14年２月	スペイン国にAllied Telesyn International S.L.U.を設立
平成14年３月	アライドテレシスエンジニアリング株式会社をアライドテレシスネットワークス社に社名変更
平成14年10月	ニュージーランド国にAllied Telesyn Newzealand Ltd.を設立
平成15年８月	マレーシア国に合弁会社Allied Widuri SDN.BHD.を設立
平成16年１月	イタリア国にAllied Telesis Multimedia S.r.l.を設立
平成16年７月	アライドテレシス株式会社をアライドテレシスホールディングス株式会社に社名変更し、純粋持株会社に移行
平成16年７月	同時に、新会社アライドテレシス株式会社、株式会社アライドテレシス開発センターを設立
平成16年７月	香港にAllied Telesyn Hong Kong Ltd.を設立
平成16年11月	香港にAllied Telesyn Asia Pacific Ltd.を設立
平成16年11月	中華人民共和国にAllied Telesis(Shenzhen)Co.,Ltd.を設立
平成16年12月	シンガポール国にAllied Telesyn South Asia Pte.Ltd.を設立
平成17年５月	米国にAllied Telesyn Capital Inc.を設立

3 【事業の内容】

当社グループは、当社、子会社及び関連会社の計43社で構成されており、情報通信及びネットワーク関連製品の研究開発、製造及び販売を主な事業としております。

＜製品開発＞

地域の特性を活かし、日本、アメリカ、ニュージーランド、イタリアなどで行っております。また、開発案件により、各拠点単独又は共同で取り組むこととしております。

＜製品製造＞

製造コストが安価でかつインフラの整備されたシンガポール、中国で行っております。

＜製品販売＞

日本を始め、北米、ヨーロッパ、アジア、オセアニア等、世界各地に販売拠点を設けております。

〔事業の系統図〕


(平成18年12月31日現在)
顧　客
海　外
国　内
製品・サービス
製品・サービス
販売・サービス会社
アライドテレシス㈱　(日本)
Allied Telesis, Inc.　(アメリカ)
Allied Telesis Capital Inc.　(アメリカ)
Allied Telesis International S.A　(スイス)
Allied Telesis (China) Ltd.　(中国)
アライドテレシスネットワークス㈱　(日本)
コレガグループ
他
製品・サービス
製造・物流会社
Allied Telesis (Hong Kong) Ltd.　(香港)
Allied Telesyn International (Asia) Pte.Ltd.　(シンガポール)
Allied Telesis (Suzhou) Co.Ltd.　(中国)
Allied Telesis (Dongguan) Co.Ltd.　(中国)
開発委託
製品・サービス
開発会社
㈱アライドテレシス開発センター　(日本)
Allied Telesis Labs Ltd.　(ニュージーランド)
Allied Telesis Labs Inc.　(アメリカ)
Allied Telesis, Inc.　(アメリカ)
Allied Telesis Labs S.r.l.　(イタリア)
他
アライドテレシスホールディングス株式会社(グループ全体の管理・統括)

(注)連結子会社41社、持分法適用関連会社1社であります。

4 【関係会社の状況】

名称	住所	資本金又は出資金(千円)	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(連結子会社) アライドテレシス株式会社	東京都品川区	1,987,000	ネットワーク製品の販売、保守	100.0	—	ネットワーク製品の販売、保守を担当。 役員の兼任等…有
株式会社アライドテレシス開発センター	東京都品川区	100,000	ネットワーク製品の開発	100.0	—	ネットワーク製品の開発を担当。 役員の兼任等…有
Allied Telesyn International(Asia) Pte.Ltd. ＊1	Singapore	千シンガポールドル 5,000	ネットワーク製品の製造、販売	100.0	—	ネットワーク製品の製造を担当。 役員の兼任等…有
Allied Telesyn International(Aust) Pty.Ltd. ＊2	St.Leonards Australia	千オーストラリアドル 100	ネットワーク製品の販売	100.0	—	Allied Telesyn International (Asia)Pte.Ltd.の子会社であり、オセアニア地域の販売を担当。 役員の兼任等…有
Allied Telesis (Suzhou) Co., Ltd.	中国 江蘇省	千人民元 15,676	ネットワーク製品の製造	100.0	—	Allied Telesyn International (Asia)Pte.Ltd.の子会社であり、ネットワーク製品の開発、製造を担当。 役員の兼任等…有
Allied Telesyn Newzealand Limited. ＊2	New Zealand	千ニュージーランドドル 10	ネットワーク製品の販売	100.0	—	Allied Telesyn International (Asia)Pte.Ltd.の子会社であり、ネットワーク製品の販売を担当 役員の兼任等…有
Allied Telesyn Korea Co.,Ltd.	大韓民国 ソウル	千ウォン 600,000	ネットワーク製品の販売	100.0	—	韓国での販売を担当。 役員の兼任等…有
Allied Telesis (China)Ltd. ＊2	中国 北京	千米ドル 2,500	ネットワーク製品の販売	100.0	—	中国、東アジアでの販売を担当。 役員の兼任等…有
Allied Telesis (Hong Kong)Ltd.	香港	千香港ドル 100	ネットワーク製品の製造、物流統括	100.0	—	ネットワーク製品の販売を担当 役員の兼任等…有
Allied Telesis (Dongguan)Ltd., ＊2	中国 東莞	香港ドル 1	ネットワーク製品の製造	100.0	—	Allied Telesis (Hong Kong)Ltd.の子会社であり、ネットワーク製品の開発、製造を担当。 役員の兼任等…有
Allied Telesyn Research Ltd. ＊1	Christchurch New Zealand	千ニュージーランドドル 5,280	ネットワーク製品の開発	100.0	—	ネットワーク製品の開発を担当。 役員の兼任等…有
Allied Telesyn Networks, Inc.	North Carolina U.S.A.	千米ドル 500	ネットワーク製品の開発	100.0	—	ネットワーク製品の開発を担当。 役員の兼任等…有
Allied Telesis Philippines, Inc	Philippines	千フィリピンペソ 15,000	ソフトウェアの開発	100.0	—	ソフトウェアの開発を担当。 役員の兼任等…有
コレガホールディングス株式会社 ＊2	東京都 品川区	100,000	ネットワーク製品の販売	100.0	—	役員の兼任等…有
株式会社コレガ ＊1,2,3	神奈川県 横浜市港北区	50,000	ネットワーク製品の販売	100.0	—	コレガホールディングス㈱の子会社「corega」という別ブランドで小売店等リテールマーケットへの販売を担当。 役員の兼任等…有
Corega International S.A. ＊2	Switzerland	千スイスフラン 100	ネットワーク製品の販売	100.0	—	コレガホールディングス㈱の子会社 欧州での販売を担当 役員の兼任等…有
Corega of America Inc. ＊2	Washington U.S.A.	米ドル 300	ネットワーク製品の販売	100.0	—	コレガホールディングス㈱の子会社。 米国での販売を担当。 役員の兼任等…有
アライドテレシスネットワークス株式会社 ＊2	東京都 品川区	200,000	電気通信工事等の設計、管理及び施工	100.0	—	ネットワーク機器等に関する電気通信工事を担当。 役員の兼任等…有

名称	住所	資本金又は出資金(千円)	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(連結子会社) Allied Telesis Inc. ＊1、2、3	Washington U.S.A.	千米ドル 19	ネットワーク製品の開発、販売	52.3	—	ネットワーク製品の開発、販売を担当。 役員の兼任等…有
Allied Telesis International S.A. ＊3	Switzerland	千スイスフラン 100	ネットワーク製品の販売	52.3	—	Allied Telesyn Inc. の子会社。 役員の兼任等…有
Allied Telesyn Europe Sagl ＊2	Switzerland	千スイスフラン 20	ネットワーク製品の販売	52.3	—	Allied Telesis International S.A. の子会社。 役員の兼任等…無
Allied Telesyn International (Cayman)Ltd ＊2	Cayman Islands	千米ドル 1	—	52.3	—	Allied Telesis International S.A. の子会社。 役員の兼任等…有
その他 19社	—	—	—	—	—	—

(注) 1 ＊1は特定子会社に該当しております。

2 ＊2は債務超過会社であり、債務超過額は平成18年12月末日時点で下記のとおりとなっております。

Allied Telesyn International (Aust) Pty. Ltd.	326,564千円
Allied Telesyn Newzealand Limited.	65,704千円
Allied Telesyn Korea Co.Ltd.	13,139千円
Allied Telesis (China) Ltd.	763,165千円
Allied Telesis (Hong Kong) Ltd.	534,549千円
Allied Telesis (Dongguan) Ltd.	263,839千円
Allied Telesis Inc.	267,469千円
コレガホールディングス株式会社	1,061,289千円
株式会社コレガ	1,028,738千円
Corega of America Inc.	68,291千円
Corega. International S.A.	101,729千円
アライドテレシスネットワークス株式会社	455,710千円
Allied Telesyn International (Malaysia) SDN BHD.	36千円
Allied Telesyn Europe Sagl	83,069千円
Allied Telesyn International (Cayman) Ltd.	3,471,601千円
Allied Telesyn (Hong Kong) Ltd.	82,527千円
Allied Telesyn Asia Pacific Ltd.	30,730千円
Allied Telesyn International(Asia) Pte. Ltd.	87,157千円
ルート株式会社	4,028千円

3 ＊3は、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えております。

Allied Telesis Inc.(単体)

主要な損益情報等(平成18年12月期)	(1) 売上高	9,568,673千円	(82,223千US$)
	(2) 経常損失	597,696千円	(5,151千US$)
	(3) 当期純損失	2,031,856千円	(17,327千US$)
	(4) 純資産額	△267,469千円	(△2,485千US$)
	(5) 総資産額	8,042,705千円	(67,283千US$)

Allied Telesis International S.A. (単体)

主要な損益情報等(平成18年12月期)	(1) 売上高	11,724,891千円	(100,705千US$)
	(2) 経常損失	142,812千円	(1,234千US$)
	(3) 当期純損失	137,838千円	(1,191千US$)
	(4) 純資産額	869,517千円	(7,204千US$)
	(5) 総資産額	5,417,310千円	(45,386千US$)

株式会社コレガ(単体)

主要な損益情報等(平成18年12月期)	(1) 売上高	5,726,213千円
	(2) 経常損失	341,608千円
	(3) 当期純損失	263,105千円
	(4) 純資産額	△1,028,738千円
	(5) 総資産額	1,743,743千円

5 【従業員の状況】

(1) 連結会社の状況

(平成18年12月31日現在)

区分	従業員数(名)
情報通信・ネットワーク事業	2,521(149)
合　計	2,521(149)

(注) 1 従業員数は就業人員であります。なお、従業員数は前期に比べ460名減少しております。これは主にシンガポール工場における製造業務を外部に委託したことに伴う減少であります。

2 従業員の（外書き）は臨時従業員の当連結会計年度の平均雇用人員であります。

(2) 提出会社の状況

(平成18年12月31日現在)

従業員数(名)	平均年齢	平均勤続年数	平均年間給与(千円)
97(6)	38.8歳	4年4ヶ月	7,106

(注) 1 従業員は就業人員であります。なお、従業員数は前期に比べ10名減少しております。これは主に退職による自然減であります。

2 従業員の（外書き）は臨時従業員の当事業年度の平均雇用人員であります。

3 平均年間給与は、平成18年1月1日から平成18年12月31日までの平均年間給与額であり、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

労働組合は結成されておりませんが、労使関係は良好であります。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

当連結会計年度におけるわが国経済は、原油や原材料の価格高騰もありましたが、企業収益の改善を背景に設備投資が好調に推移し、雇用環境も改善するなど、景気は緩やかな回復傾向を示しました。海外におきましては、米国経済は個人消費や設備投資が減速し始めたものの、概ね堅調に推移しました。欧州経済は輸出の増加に支えられ回復基調をたどりました。また、アジア経済は中国をはじめとして高水準の成長を維持しました。

しかしながら、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、国内外での製品開発の激化、サービスの多角化、価格競争による製品価格の下落等が続いており、極めて厳しい状況で推移しました。

このような状況のもと、当社グループは、コスト削減と新製品開発に注力してまいりました。国内では販売管理費の削減と情報セキュリティの強化を図るため、グループ各社のオフィスの集約を実施いたしました。

生産部門においては、安定した部品調達と充実した品質管理及びコスト削減を目的として、一部製品の生産をＥＭＳ（Electronics Manufacturing Service、受託生産事業会社）に委託し、将来的な生産拡張に迅速に対応できる体制を整えました。

製品開発においては、新たにＧＥ－ＰＯＮや10ギガビットイーサネットモジュールを開発し、ＩＰトリプルプレイ・ソリューションの中核に位置するｉＭＡＰ（マルチサービス・アクセス・プラットフォーム）のネットワーク構築に柔軟性を持たせました。また、ワイヤレス製品においては、企業内ネットワークから高速移動中のモバイルアクセスまでサポートする「ＴｅｎＱ」ブランドを発表し、有線／無線を問わないネットワーク環境の提供が可能となりました。

この結果、海外においてはＩＰトリプルプレイ関連を中心に販売は順調な伸びを示しましたが、国内においては一般消費者向け製品及びレガシー製品とも競争が激化していることに加え、市場の拡大が当初の予想を下回ったことから、販売は弱含みとなりました。

また、財務体質の強化、収益構造の強化を図るため、その弊害となる恐れがある投資有価証券評価損、ソフトウェア減損及び繰延税金資産に係る評価性引当額を計上いたしました。

当連結会計年度の業績は以下のとおりであります。

	当連結会計年度	前連結会計年度	前年同期比
連結売上高	527億29百万円	545億54百万円	3.3％減
うち日本	283億63百万円	319億85百万円	11.3％減
うち欧米	215億25百万円	200億28百万円	7.5％増
うちアジア・オセアニア	28億40百万円	25億41百万円	11.8％増
連結営業利益又は損失(△)	△33億85百万円	12百万円	－
連結経常利益又は損失(△)	△33億45百万円	10億24百万円	－
連結当期純損失	80億75百万円	31百万円	－

(2) キャッシュ・フローの状況

当連結会計年度における現金及び現金同等分（以下、「資金」という。）は前期比７億89百万円減少し、29億85百万円となりました。当連結会年度における各キャッシュ・フローの状況とそれらの増減要因は、以下のとおりであります。

＜営業活動によるキャッシュ・フロー＞

当連結会計年度末の営業活動によるキャッシュ・フローは、19億42百万円の収入となりました。税金等調整前当期純損失を51億79百万円計上しましたが、売上債権の回収及びたな卸資産の削減による収入、のれん償却や有価証券評価損等の資金を伴わない取引等により前期比34億35百万円の収入増となりました。

＜投資活動によるキャッシュ・フロー＞

当連結会計年度の投資活動によるキャッシュ・フローは、13億83百万円の支出となりました。これは主に生産設備や開発・検査設備の取得や定期預金の預け入れによるもので、前期比４億97百万円の支出増なりました。

＜財務活動によるキャッシュ・フロー＞

当連結会計年度の財務活動によるキャッシュ・フローは７億55百万円の支出となりました。社債及び株式発行による収入がある一方で、長短借入金の返済や預け金の預入による支出等もあり、前期比32億30百万円の支出増となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当社グループ（当社及び連結子会社）における主要な生産は、製造コストが安価でインフラの整備されたシンガポール及び中国（江蘇省蘇州市・広東省東莞市）の自社工場で生産するほか、低価格製品を中心にインドネシアの工場へ生産委託しております。

なお、当グループにおける事業の種類別セグメントは区分欄に記載した情報通信・ネットワーク事業のみであります。

当連結会計年度における生産の実績を示すと次のとおりです。

区分	生産高(千円)	前年同期比(%)
情報通信・ネットワーク事業	25,396,470	1.4

(注) 1 金額は、製造原価によっております。
2 金額には、消費税等は含まれておりません。

当連結会計年度における、委託生産に伴う仕入高および生産に伴う原材料・部品の仕入高の実績を示すと次のとおりです。

区分	仕入高(千円)	前年同期比(%)
情報通信・ネットワーク事業	17,323,998	△15.8

(注) 1 金額は、仕入価額によっております。
2 金額には、消費税等は含まれておりません。

(2) 受注実績

当社の取扱品目は原則として全てが標準製品でありますので、個別受注生産は行わず、見込み生産を行っております。

(3) 販売実績

当連結会計年度における販売実績を示すと、次のとおりです。

区分	販売高(千円)	前年同期比(%)
情報通信・ネットワーク事業	52,729,748	△3.3

(注) 1 輸出額の総額および販売実績に対する輸出額の割合ならびに輸出高の総額に対する主要な輸出先国又は地域別の輸出の割合については、総販売実績に対する輸出額の割合が10%未満のため記載を省略しております。
2 主要な相手先別の販売実績及び総販売実績に対する割合については、いずれの販売先についても当該割合が10%未満のため記載を省略しております。
3 金額には、消費税等は含まれておりません。

3 【対処すべき課題】

ネットワーク関連市場は今後も劇的な変化を遂げながら成長していくものと思われますが、同時に競争も激化しております。当社グループは、以下の三分野を事業の柱に据え、持続的な企業価値向上を図ってまいります。

①ネットワーク機器事業

お客様のニーズをいち早く取り入れた優れた製品をタイミングよく開発・販売することにより、流通・販売・サポートサービスを充実させ、シェア拡大を目指してまいります。

②ＩＰトリプルプレイ事業

（ｉ）ＮＳＰ（ネットワーク・サービス・プロバイダー）

機器の開発からサービス・サポート、コンサルティングまでワンストップで提供可能な体制を整え、マーケットリーダーとしての地位の確立を目指してまいります。また、大手システムインテグレーターとの強力なパートナーシップにより更なる営業力の強化を図ってまいります。

（ⅱ）ＩＰ－ＧＳＰ（ＩＰグローバル・サービス・プロバイダー）

大学や地域など限られたエリアにおいて、インフラの敷設からＩＰ電話、ＩＰテレビ、その他様々なサービスやコンテンツを提供する事業であり、機器メーカーとしての範疇を超え、ネットワーク構築からそれを利用したサービス提供まで総合的に提供できる企業集団としての飛躍を目指してまいります。これにより、サービスに応じた収入を得ることができるビジネスモデルであり、安定した収益の確保につなげてまいります。

③研究開発事業

当事業はネットワーク機器の総合メーカーとしての重要な使命であり、今後も売上高の一定割合を投資し、将来の企業活動を見据えた研究開発を進めてまいります。

4 【事業等のリスク】

当社グループの業績は、今後起こり得る様々な要因により大きな影響を受ける可能性があります。事業上のリスク要因となる可能性があると考えられる主な事項は以下のとおりです。

なお、文中における将来や想定に関する事項は、本資料作成日現在において当社グループが判断したものであります。

①政情に関するリスク

当社グループは中国及びシンガポールに生産拠点を有しております。これらの国において政治や法環境の変化や経済状況の変化などの予期せぬ事態が発生し清算活動に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

②調達に関するリスク

当社グループの製品には多数の精密電子部品（ＩＣ、メモリー、光デバイス等）が使用されております。これらの部品の安定的な供給を受けるため、調達先との緊密な関係を保つとともに、絶えず新製品等に関する情報収集を行っております。しかしながら、これらの部品は世界的な需給バランスの影響を強く受ける傾向があります。特定に産業や地域からの需要増加や災害等による供給の減少等による需給バランスの急激な変化により、部品の調達に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

③法規制に関するリスク

当社グループは世界21か国に拠点を有しております。各国の安全基準や環境基準等は様々であり、当社グループはこれらの基準や規制等に適合する製品の供給を行っております。これらの基準や規制等が改正され、製品の製造及び販売に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

④品質に関するリスク

当社グループは出荷製品の品質管理の徹底を図っておりますが、これらのリスクを完全に排除することは困難であります。万一、品質に関連する事故等が発生した場合、その発生要因が当社グループに起因するものであるか否かを問わず、損害賠償責任を負うとともに社会的信用が失われることとなり、当社の経営に影響を与える可能性があります。

⑤為替に関するリスク

当社グループは世界21か国に拠点を有しており、連結売上高に占める海外の比率は40％強であります。また、日本における当社グループの部品、製品等の仕入れは主にドル建にて決済しており、為替の影響を受け易くなっております。これらの為替変動リスクを軽減するため先物為替予約によるヘッジを行っておりますが、すべてのリスクを排除することは困難であり、急激な為替相場の変動が起きた場合には、当社の経営に影響を与える可能性があります。

⑥競合に関するリスク

当社グループが属するネットワーク関連市場は、市場価格の下落や製品サイクルの短縮化が顕著であります。当社グループは高付加価値製品の投入や新規技術投資等を行い、競争力の強化を図るとともにコスト削減に取り組んでおりますが、より一層の製品価格の下落や産業界のＩＴ投資動向が変化した場合には、当社グループの経営に影響を及ぼす可能性があります。

⑦災害等に関するリスク

当社グループは世界21か国に拠点を有しており、これらの地域で地震等の自然災害やテロ等が発生した場合には、各拠点の設備等が壊滅的な被害を被る可能性があります。この場合、各拠点の操業が中断するだけでなく、修復や代替設備等に関する巨額の費用を要することとなり、当社グループの経営に影響を与える可能性があります。

⑧特定人物への依存に関するリスク

当社グループの事業の推進者は当社代表取締役会長である大嶋章禎であります。大嶋章禎は、当社グループの最高経営責任者として、当社グループの経営戦略の決定や事業の遂行に大きな影響力を有しております。このような状況のもとで、大嶋章禎が何らかの理由により当社グループの業務を継続することが困難になった場合には、当社グループの経営に重大な影響を与える可能性があります。

5 【経営上の重要な契約等】

該当事項はありません。

6 【研究開発活動】

情報通信分野は急速かつ激しい技術革新が続いており、その新しい技術に基づいたサービスが生れるという循環を繰り返しています。そのサービスの普及により、通信機器はさらにコスト削減が実現され、同時に技術も革新されています。今日においては、インターネット・ブロードバンドの普及、そのインフラを使用した低コストのＩＰ電話や動画配信サービスが実現されています。また、企業内通信においても用途・サービスが発展しています。当社グループが注力しているトリプルプレイサービスインフラビジネスは、欧州圏、北米圏に続き、日本でも地域事業者などによるビジネスの立ち上がりが見えてまいりました。

当社グループの研究開発活動においては、顧客ニーズに合致した製品を市場に投入していくことが競争力強化の重要な要素であると認識しており、当社グループが培った各製品カテゴリでの要素技術を結集した製品を市場に投入することが、さらなる差別化・付加価値につながると認識しております。その実現のために、研究開発活動に積極的に取り組んでおり、最新技術の調査研究のほか、「高性能」「高品質」「高い信頼性」かつ「コストパフォーマンス」に優れた製品を安定的に供給することを基本方針に製品開発を行っております。

こうした中、当社グループが開発を進めてきたＭＡＰ（マルチサービス・アクセス・プラットフォーム）は、開発投資期から普及期へと一段落し、各地、各事業者によるトリプルプレイサービスのパイロットシステムの構築や試験運用のフェーズに入ってまいりました。

また、企業内通信分野では、昨年度に市場へ投入したＦＳ／ＧＳシリーズやレイヤー３のＣ９９００シリーズ製品も、制御ソフトウェアの機能追加により、価格と機能のバランスにより市場のニーズを捉え出荷台数を伸ばしています。さらに、ＰｏＥ（パワー・オーバー・イーサー）機能を実装したＦＳシリーズの新機種の開発、投入も行いました。

当連結会計期間においては、これら高機能制御ソフトウェアの「開発効率化」「開発期間の短縮化」「安定的な製品開発」を目的とした開発プロセスやソフトウェアプラットフォームのリエンジニアリングにも取り組み始め、次年度には成果が表れ始めることが期待されます。 当連結会計期間のこれらの研究開発費は、6,296,954千円であります。

今後は、ネットワークの技術革新を見据え、「開発効率・期間」と「開発費」のバランスのとれた研究開発活動をさらに推進してまいります。

7 【財政状態及び経営成績の分析】

(1) 重要な会計方針及び見積り

当社グループの連結財務諸表は、わが国において一般に公正妥当と認められている会計基準に基づき作成されています。海外の連結子会社は、各国の会計処理基準に準拠しております。連結財務諸表の作成にあたっては、連結会計年度末における資産、負債及び偶発債務ならびに連結会計年度における収益、費用に影響を与える見積りを行っておりますが、実際の結果と異なる場合があります。有形固定資産は取得原価により計上し、見積り耐用年数に基づき減価償却を行っております。自社利用ソフトウェアについては見込利用期間、販売用ソフトウェアについては見込有効期間に基づき償却を行っております。投資有価証券については時価又は実質価額が著しく下落した場合には、回復する見込があると認められる場合を除き減損処理をしております。

(2) 財政状態の分析

＜資産の部＞

当連結会計年度末の総資産は330億６百万円となり、前期比66億53百万円の減少となりました。 流動資産は272億74百万円となり、前期比28億９百万円の減少となりました。これは主に転換社債型新株予約権付社債の発行に伴う預け金の増加20億円、受取手形及び売掛金の減少18億35百万円、たな卸資産の減少13億77百万円、繰延税金資産の減少13億４百万円等によるものであります。

固定資産は57億31百万円と前期比38億44百万円の減少となりました。有形固定資産の減少５億66百万円、米国子会社株式の評価減に伴うのれんの一括償却及びソフトウェア減損による無形固定資産の減少14億30百万円、繰延税金資産の減少15億62百万円、投資有価証券の減少2億13百万円等によるものです。

＜負債の部＞

当連結会計年度末の負債の合計額は246億25百万円と前期比37億99百万円の減少となりました。支払手形及び買掛金が５億30百万円減少、短期借入金が31億13百万円減少、１年以内返済予定長期借入金が13億14百万円減少するなど、流動負債は42億91百万円の減少となりました。固定負債は長期借入金が34億30百万円減少する一方、社債が37億82百万円増加したことにより、３億92百万円の増加となりました。

＜純資産の部＞

株主資本は利益剰余金が80億75百万円減少する一方で、転換社債型新株予約権付社債の株式転換及び新株予約権の権利行使等により資本金及び資本剰余金が54億１百万円増加したこと等により前期比26億74百万円の減少となる83億45百万円となりました。これにより、自己資本比率は25.2%と前期比2.4%ポイントの下落となりました。

株主資本以外の項目の変動としては少数株主持分の減少等２億88百万円があり、当連結会計年度末の純資産合計で29億63百万円の減少となる、83億81百万円となりました。

(3) 経営成績の分析

当連結会計年度における売上高は527億29百万円（前年同期比３．３％減）、売上総利益は226億33百万円（前年同期比９．６％減）、販売費及び一般管理費は260億19百万円（前年同期比４．０％増）、営業損失33億85百万円、経常損失33億45百万円、当期純損失80億75百万円となりました。

＜売上高＞

当連結会計年度における売上高は527億29百万円（前連結会計年度545億54百万円に比べ18億25百万円

減少）となりました。日本市場においては、一般消費者向け製品及びレガシー製品の販売競争激化に加え、市場拡大鈍化の影響を受け、売上高は283億63百万円（前連結会計年度319億85百万円に比べ36億22百万円減少／前年同期比11.3%減少）となりました。一方、欧米市場においては、IPトリプルプレイ関連製品の売上が順調に拡大し、売上高は215億25百万円（前連結会計年度200億28百万円に比べ14億97百万円増加／前年同期比７．５％増加）となりました。また、アジア・オセアニア市場においても、IPトリプルプレイ関連製品市場の伸張により、売上高28億40百万円（前連結会計年度25億41百万円に比べ２億99百万円増加／前年同期比11．８％増加）となりました。

＜売上総利益＞

当連結会計年度における売上総利益は226億33百万円（前連結会計年度250億36百万円に比べ24億２百万円減少）となりました。これは主に環境保全について積極的な取組みとしてRoHS基準に準拠した部品調達への切り替えのためのコストの増加、及びシンガポール工場の製造業務をEMS（Electronic Manufacturing Service）へ業務委託したことに伴う、シンガポール工場のリストラクチャリング費用が発生したことによるものです。

＜販売費及び一般管理費＞

当連結会計年度における販売費及び一般管理費は260億19百万円（前連結会計年度250億24百万円に比べ９億95百万円増加）となりました。これは主として、当社グループが注力しているIPトリプルプレイ関連製品の販売活動に対する支出の増加によるものです。

＜営業損益＞

当連結会計年度における営業損失は33億85百万円（前連結会計年度営業利益12百万円に比べ33億97百万円減少）となりました。これは上述のとおり、売上総利益の減少と販売費及び一般管理費の増加によるものです。

＜営業外損益、経常損益＞

当連結会計年度における経常損失は33億45百万円（前連結会計年度経常利益10億24百万円に比べ43億69百万円減少）となりました。営業外損益は純額で40百万円の収益（前連結会計年度10億12百万円の収益に比べ９億71百万円減少）となりました。これは主として、為替差益が前連結会計年度の12億15百万円に比べ８億20百万円減少し、３億95百万円となったことによるものです。

＜特別損益＞

当連結会計年度において、特別利益は清算配当金28百万円等により70百万円を計上し、特別損失はのれん償却額10億13百万円、投資有価証券評価損２億85百万円、固定資産除却損４億９百万円等により19億４百万円を計上しております。

＜当期純損益＞

税金等調整前当期純損失は51億79百万円、税効果会計適用後の法人税等は32億19百万円（前連結会計年度14億72百万円に比べ17億46百万円増加）、少数株主損失は3億22百万円（前連結会計年度４億52百万円に比べ１億29百万円減少）となり、当連結会計年度における当期純損失は80億75百万円（前連結会計年度当期純損失31百万円に比べ80億44百万円増加）となりました。

(4) キャッシュ・フローの分析

当連結会計年度末における現金及び現金同等分（以下、「資金」という。）は前期比７億89百万円減少し、29億85百万円となりました。当連結会計年度における各キャッシュ・フローの状況とそれらの増減要因は、以下のとおりであります。

<営業活動によるキャッシュ・フロー>

当連結会計年度の営業活動によるキャッシュ・フローは、19億42百万円の収入となりました。税金等調整前当期純損失を51億79百万円計上しましたが、売上債権の回収及びたな卸資産の削減による収入、のれん償却や有価証券評価損等の資金を伴わない取引等により前期比34億35百万円の収入増となりました。

<投資活動によるキャッシュ・フロー>

当連結会計年度の投資活動によるキャッシュ・フローは、13億83百万円の支出となりました。これは主に生産設備や開発・検査設備の取得や定期預金の預け入れによるもので、前期比４億97百万円の支出増となりました。

<財務活動によるキャッシュ・フロー>

当連結会計年度の財務活動によるキャッシュ・フローは７億55百万円の支出となりました。社債及び株式発行による収入がある一方で、長短借入金の返済や預け金の預入による支出等もあり、前期比32億30百万円の支出増となりました。

第３ 【設備の状況】

１ 【設備投資等の概要】

(1) 重要な設備の新設等

当社グループ（提出会社及び連結子会社）では、新製品の開発、生産能力の向上、品質の向上及び販売の強化を目的として、設備の拡充、更新を進めております。当連結会計年度におきましては、スイッチ、ルーター、メディアコンバータなど需要が増加している製品の開発、生産ならびにユーザーサポートの強化を重点として、８億48百万円の設備投資を行いました。研究開発用設備投資の主なものといたしましては、製品開発用機器に２億28百万円の投資を行いました。生産設備投資の主なものといたしましては、Allied Telesyn International(Asia) Pte.Ltd.の生産・検査設備に93百万円、中国広東省東莞市の生産・検査設備に64百万円の投資を行いました。この他、ユーザーサポートを目的とした保守サービス用機器４億61百万円の投資を行いました。

(2) 主要な設備の除却等

会社名	事業所名 (所在地)	主要な事業の内容	設備の内容	帳簿価格 (千円)	除却等の完了年月	除却による減少能力
アライドテレシスホールディングス(株)	本社 (東京都品川区)	グループ会社全体の管理・統括	移転に伴う除却	52,181	平成18年５月	―
アライドテレシスホールディングス(株)	本社 (東京都品川区)	グループ会社全体の管理・統括	ソフトウェアの除却	182,010	平成18年12月	―
Allied Telesis Labs,Inc	本社 (米国)	開発	ソフトウェアの除却	109,925	平成18年12月	―

2 【主要な設備の状況】

当社グループ(当社及び連結子会社)における主要な設備は以下のとおりであります。

(1) 提出会社

事業所名(所在地)	事業部門の名称	設備の内容	帳簿価額(千円)					従業員数(名)
			建物及び構築物	機械装置及び運搬具	土地(面積㎡)	工具器具及び備品	合計	
本社(東京都品川区)	グループ会社全体の管理・統括	その他設備	54,530	―	―	91,741	146,271	58
藤沢事業所(神奈川県藤沢市)	製造、物流	検査・配送設備	69,005	―	163,526(404)	1,249	233,780	―
京都研究所(京都府京都市左京区)	開発	製品開発施設	242,964	―	186,518(862)	386	429,868	―
社宅(神奈川県川崎市麻生区)	―	福利厚生施設	19,793	―	229,828(307)	―	249,621	―

(2) 国内子会社

会社名	事業所名(所在地)	事業部門の名称	設備の内容	帳簿価額(千円)					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積㎡)	工具器具及び備品	合計	
アライドテレシス㈱	本社(東京都品川区)	販売マーケティング	その他設備	20,720	325	―	244,111	265,156	324
アライドテレシス㈱	横浜カスタマー・センター(神奈川県横浜市港北区)	販売	保守・事務備品	22,374	―	―	275,463	297,837	74

(3) 在外子会社

会社名	所在地	事業部門の名称	設備の内容	帳簿価額(千円)					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積㎡)	工具器具及び備品	合計	
Allied Telesyn International (Asia) Pte. Ltd.	本社(シンガポール)	販売製造、物流	生産設備	―	51,749	―	207,731	259,480	80
Allied Telesis (Dongguan) Co., Ltd.	本社(中国)	販売製造、物流	生産設備	―	91,053	―	198,944	289,997	697
Allied Telesis, Inc.	本社(米国)	販売、開発マーケティング	製品開発設備、その他の設備	―	―	―	255,350	255,350	261
Allied Telesis Labs, Ltd	本社(ニュージーランド)	販売、開発	製品開発設備、その他の設備	487,746	99,173	136,284	41,821	765,025	153
Allied Telesis Labs, Inc	本社(米国)	開発	製品開発設備、その他の設備	―	―	―	48,933	48,933	75

(注) 主要な賃借及びリース設備として、以下のものがあります。

会社名	事業所名(所在地)	事業部門の名称	設備の内容	年間賃借料又はリース料(千円)	リース契約残高(千円)
提出会社	本社 (東京都品川区)	グループ会社全体の管理・統括	事務所他	285,428	19,496
アライドテレシス㈱	本社 (東京都品川区)	販売、開発、マーケティング	事務所他	311,603	59,093
㈱アライドテレシス開発センター	本社 (東京都品川区)	開発	事務所	48,342	—
アライドテレシス㈱	横浜カスタマー・センター (神奈川県横浜市港北区)	販売	事務所	65,467	—
Allied Telesyn Korea Co.,Ltd.	本社 (韓国)	販売	事務所	17,561	—
Allied Telesis Philippines Inc.	本社 (フィリピン)	開発	事務所	13,435	—
Allied Telesis, Inc.	本社 (米国)	販売、開発、マーケティング	事務所他	155,400	—
Allied Telesyn International Ltd.	本社 (英国)	販売	事務所	31,339	—
Allied Telesyn International Services s.r.l	本社 (英国)	販売	事務所	15,187	—

3 【設備の新設、除却等の計画】

平成18年12月31日現在における当社グループ（当社及び連結子会社）の重要な設備の新設、改修に係わる投資予定額は約1億40百万円であります。その所要資金は自己資金及び借入金にて充当する予定であります。

重要な設備の新設、除却等の計画は以下のとおりであります。

(1) 重要な設備の新設等

会社名	事業所名（所在地）	事業部門の名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月	完成後の増加能力
				総額（千円）	既支払額（千円）				
Allied Telesis Labs, Inc	本社（米国）	開発設備	開発設備	24,566	1,274	自己資金及び借入金	平成19年1月	平成22年3月	―
アライドテレシス㈱	本社（東京都品川区）	情報システム	社内システム	41,000	―	自己資金及び借入金	平成19年1月	平成22年12月	―
アライドテレシス㈱	横浜カスタマー・センター（神奈川県横浜市港北区）	保守サポート	保守サポート設備	70,000	―	自己資金及び借入金	平成19年1月	平成19年12月	―

(2) 重要な設備の除却等

経常的な設備の更新のための除却等を除き、重要な設備の除却等の計画はありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

（１）【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数(株)
普通株式	311,940,000
計	311,940,000

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成18年12月31日)	提出日現在発行数(株)(平成19年３月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	109,410,740	130,114,053	東京証券取引所(市場第二部)	株主としての権利内容に制限のない、標準となる株式
計	109,410,740	130,114,053	―	―

(注) 提出日現在の発行数には、平成19年３月１日からこの有価証券報告書提出日までの、平成13年改正旧商法第280条ノ20及び商法第280条ノ21の規定に基づく新株予約権、旧商法第280条ノ19第１項の規定に基づく新株引受権ならびに会社法第238条第２項及び第240条第１項の規定に基づく新株予約権の権利行使により発行された株式数は含まれておりません。

（２）【新株予約権等の状況】

① 新株予約権

第１回新株予約権

株主総会の特別決議（平成14年６月７日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	1,746個	1,723個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	174,600株 （注）1	172,300株
新株予約権の行使時の払込金額	409円 （注）2	同左
新株予約権の行使期間	自 平成16年６月７日 至 平成24年６月６日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 409円 資本組入額 205円	同左
新株予約権の行使の条件	（注）3	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第２回新株予約権

株主総会の特別決議（平成14年６月７日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	485個	455個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	48,500株 （注）1	45,500株
新株予約権の行使時の払込金額	275円 （注）2	同左
新株予約権の行使期間	自 平成16年６月７日 至 平成24年６月６日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 275円 資本組入額 138円	同左
新株予約権の行使の条件	（注）3	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第３回新株予約権

株主総会の特別決議（平成15年３月26日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	483個	449個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	48,300株　(注) 1	44,900株
新株予約権の行使時の払込金額	235円　(注) 2	同左
新株予約権の行使期間	自　平成17年３月26日 至　平成25年３月25日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　235円 資本組入額　　118円	同左
新株予約権の行使の条件	(注) 3	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第４回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	956個	806個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	956,000株　(注) 4	806,000株
新株予約権の行使時の払込金額	239円　(注) 5	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　239円 資本組入額　　120円	同左
新株予約権の行使の条件	(注) 3	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第５回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	499個	469個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	499,000株　（注）４	469,000株
新株予約権の行使時の払込金額	170円　（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　170円 資本組入額　85円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第６回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	586個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	586,000株　（注）４	同左
新株予約権の行使時の払込金額	288円　（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　288円 資本組入額　144円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第７回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	564個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	564,000株　（注）４	同左
新株予約権の行使時の払込金額	336円　（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　336円 資本組入額　168円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第８回新株予約権

株主総会の特別決議（平成17年３月23日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	5,000個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	500,000株　（注）６	同左
新株予約権の行使時の払込金額	406円　（注）５	同左
新株予約権の行使期間	自　平成18年３月23日 至　平成27年３月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　406円 資本組入額　203円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第11回新株予約権

株主総会の特別決議（平成17年３月23日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	17,700個	17,600個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,770,000株　(注)６	1,760,000株
新株予約権の行使時の払込金額	573円　(注)５	同左
新株予約権の行使期間	自　平成20年２月27日 至　平成27年３月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　573円 資本組入額　287円	同左
新株予約権の行使の条件	(注)３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第13回新株予約権

株主総会の特別決議（平成18年３月30日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	6,700個	4,700個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	670,000株　(注)６	470,000株
新株予約権の行使時の払込金額	290円　(注)５	同左
新株予約権の行使期間	自　平成20年６月８日 至　平成28年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　290円 資本組入額　145円	同左
新株予約権の行使の条件	(注)３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

(注)１　新株予約権１個につき当社普通株式100株とする。
なお、当社が株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。
調整後株式数＝調整前株式数×併合の比率

2　株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{1}{\text{併合の比率}}$$

時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

3　①新株予約権の割当を受けた当社及び当社グループ会社の取締役、執行役員又は従業員は、権利行使時において、そのいずれの地位にも該当しなくなった場合は、権利行使ができないものとする。ただし、任期満了による退任、定年退職等、取締役会で正当な理由があると認められた場合は、その限りではない。

②新株予約権の譲渡、質入その他の処分は認めない。

③詳細な条件他については、会社と新株予約権者との間で締結する契約に定めるところによる。

4　新株予約権1個につき当社普通株式1,000株とする。

なお、当社が株式分割及び株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる1株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

5　株式分割又は併合を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{1}{\text{分割・併合の比率}}$$

時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

6　新株予約権1個につき当社普通株式100株とする。

なお、当社が株式分割及び株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる1株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

7　(注)2及び5に定める1株当たりの行使価額が調整された場合の資本組入額は、調整後の発行価格の2分の1とし、計算の結果1円未満の端数が生じた場合は、その端数を切り上げた額とする。

③新株予約権付社債（第三者割当）

2010年満期ユーロ円建無担保転換社債型新株予約権付社債（平成18年９月21日発行）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	240個	65個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	30,681,818株　(注)１	14,008,620株　(注)１
新株予約権の行使時の払込金額	132円　(注)２	116円　(注)２
新株予約権の行使期間	自　平成18年９月22日 至　平成22年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価額　132円（注）２ 資本組入額　66円（注）３	発行価額　116円（注）２ 資本組入額　58円（注）３
新株予約権の行使の条件	新株予約権の一部行使はできない。	同左
新株予約権付社債の残高	40億50百万円	14億25百万円
代用払込みに関する事項	新株予約権付社債　(注)４	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

（注）１　本新株予約権付社債の残高を該当日現在の修正転換価額で除した数を表示しております。

２　新株予約権の行使に際して払込むべき１株当たりの額（以下「転換価額」という。）は、当初230円とする。ただし、平成18年９月25日以降、毎週の最終取引日を含む３連続取引日の株式会社東京証券取引所における当社普通株式の終値（気配値を含む。）の平均値（以下「基準修正値」という。）が当初転換価額未満である場合は、基準修正値の90%に相当する金額（円未満切り上げ）に修正される。ただし、かかる算出の結果、修正転換価額が115円を下回ることとなる場合には、転換価額は下限転換価額とする。

なお、時価を下回る発行価額又は処分価額をもって普通株式を新たに発行し、又は当社の保有する当社の普通株式を処分する場合（ただし、当社普通株式の発行・移転を請求できる新株予約権の行使及び株式交換又は合併により当社の普通株式を発行・移転する場合を除く。）、及び株式分割により普通株式を発行する場合は、次の算式により転換価額を調整する。

$$調整後転換価額＝調整前転換価額×\frac{既発行株式数＋\frac{新発行・処分株式数×１株当たりの払込金額}{時価}}{既発行株式数＋新発行・処分株式数}$$

３　発行価額は、（注）２に準じる。

また、資本に組入れる額は、当該発行価額の２分の１の金額とし、計算の結果生じる１円未満の端数は切り上げるものとする。

４　本新株予約権の行使に際して出資される財産は、当該本新株予約権付社債の本社債とし、その額は行使請求にかかる本社債の未償還元本総額とする。本新株予約権の行使により、当該本新株予約権付社債の本社債は直ちに期限が到来するものとし、当該行使によって消滅する。

④　旧商法第280条ノ19第１項の規定に基づく新株引受権

株主総会の特別決議（平成10年１月８日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	―	―
新株予約権のうち自己新株予約権の数	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	8,000株	同左
新株予約権の行使時の払込金額	200円	同左
新株予約権の行使期間	自　平成12年１月８日 至　平成20年１月７日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　200円 資本組入額　100円	同左
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。	同左
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議（平成11年３月30日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	―	―
新株予約権のうち自己新株予約権の数	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	41,500株	同左
新株予約権の行使時の払込金額	200円	同左
新株予約権の行使期間	自　平成13年３月30日 至　平成21年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　200円 資本組入額　100円	同左
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。	同左
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。	同左
代用払込みにに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議（平成11年12月20日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	—	—
新株予約権のうち自己新株予約権の数	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	68,100株	同左
新株予約権の行使時の払込金額	310円	同左
新株予約権の行使期間	自　平成13年12月21日 至　平成21年12月20日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　310円 資本組入額　155円	同左
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。	同左
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議（平成12年３月29日）

	事業年度末現在 （平成18年12月31日）	提出日の前月末現在 （平成19年２月28日）
新株予約権の数	—	—
新株予約権のうち自己新株予約権の数	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	86,100株	同左
新株予約権の行使時の払込金額	400円	同左
新株予約権の行使期間	自　平成14年３月30日 至　平成22年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　400円 資本組入額　200円	同左
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。	同左
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議(平成14年３月27日)

	事業年度末現在 (平成18年12月31日)	提出日の前月末現在 (平成19年２月28日)
新株予約権の数	―	―
新株予約権のうち自己新株予約権の数	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	28,000株	同左
新株予約権の行使時の払込金額	421円	同左
新株予約権の行使期間	自　平成16年３月30日 至　平成24年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　421円 資本組入額　211円	同左
新株予約権の行使の条件	当社と対象従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。	同左
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

（3）【買収防衛策の内容】

該当事項はありません。

（4）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成14年12月31日（注）1	15,000	7,798,500	17,375	3,192,875	17,375	5,292,515
平成15年12月31日	－	7,798,500	－	3,192,875	－	5,292,515
平成16年12月31日（注）2	71,440,800	79,239,300	168,568	3,361,443	168,567	5,461,082
平成17年12月31日（注）3	6,356,822	85,596,122	1,634,923	4,996,366	1,665,825	7,126,908
平成18年12月31日（注）4	23,814,618	109,410,740	2,700,779	7,697,146	2,700,666	9,827,574

（注）1　発行済株式総数増減数の内訳は、ストックオプションの行使による増加であります。

2　発行済株式総数増減数の内訳は、ストックオプションの行使による増加136,500株、平成16年８月20日の株式分割（１株を10株）による増加71,304,300株であります。

3　発行済株式総数増減数の内訳は、ストックオプションの行使による増加495,400株、ルート株式会社との株式交換に係る新株発行（ルート株式会社の株式１株に対し当社株式119株を割当）による増加770,525株、平成17年６月13日発行の第９回新株予約権（第三者割当）の行使による増加2,500,000株、平成17年６月13日発行の第１回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加2,590,897株であります。

4　発行済株式総数増減数の内訳は、ストックオプションの行使による増加229,800株、平成18年２月６日発行の第２回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加2,388,008株、平成18年６月１９日発行の第12回新株予約権（第三者割当）の行使による増加10,000,000株、平成18年９月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加11,196,810株であります。

5　平成19年１月１日から平成19年２月28日までの間に、2010年満期ユーロ円建無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使があり、平成18年12月31日時点と比べて、発行済株式総数は20,703,313株増加し、発行済株式総数残高は130,114,053株に、資本金は1,212,500千円増加し、資本金残高は8,909,646千円に、資本準備金は1,212,500千円増加し、資本準備金残高は11,040,074千円になっております。

（5）【所有者別状況】

平成18年12月31日現在

区分	株式の状況（１単元の株式数100株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	－	10	49	94	54	20	15,191	15,418	260
所有株式数（単元）	－	88,927	43,199	9,682	182,501	352,849	416,855	1,094,013	9,440
所有株式数の割合（％）	－	8.13	3.95	0.88	16.69	32.25	38.10	100.00	0.01

（注）1．上記「その他の法人」には、証券保管振替機構名義の株式が104単元含まれております。

2．上記「個人その他」には、自己名義の株式が540単元含まれております。

3．上記「単元未満株式の状況」には、自己名義の株式が84株含まれております。

（6）【大株主の状況】

平成18年12月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合(%)
大嶋章禎 （常任代理人　アライドテレシスホールディングス株式会社）	5602 L LAKEVIEW DRIVE KIRKLAND WA 98033 USA （東京都品川区西五反田７丁目21番11号）	35,060	32.04
日本証券金融株式会社	東京都中央区日本橋茅場町１丁目２－10	4,213	3.85
オオシゼネラルホールディング NO.1,LLC （常任代理人　アライドテレシスホールディングス株式会社）	C/O ALLIED TELESIS, INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL.WA 98011.USA （東京都品川区西五反田７丁目21番11号）	3,500	3.20
オオシマゼネラルホールディング NO.2,LLC （常任代理人　アライドテレシスホールディングス株式会社）	C/O ALLIED TELESIS, INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL.WA 98011.USA （東京都品川区西五反田７丁目21番11号）	3,500	3.20
オオシマゼネラルホールディング NO.3,LLC （常任代理人　アライドテレシスホールディングス株式会社）	C/O ALLIED TELESIS, INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL.WA 98011.USA （東京都品川区西五反田７丁目21番11号）	3,500	3.20
ゴールドマン・サックス・インターナショナル （常任代理人　ゴールドマン・サックス証券株式会社）	133 FLEET STREET LONDON EC4A 2BB,U.K （東京都港区六本木６丁目10－１）	2,179	1.99
株式会社りそな銀行	大阪府大阪市中央区備後町２丁目２－１	1,150	1.05
株式会社みずほ銀行	東京都千代田区内幸町１丁目１－５	1,110	1.01
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド （常任代理人　モルガン・スタンレー証券株式会社　証券管理本部オペレーション部門）	25 CABOT SQUARE,CANARY WHARF,LONDON E14 4QA ENGLAND （東京都渋谷区恵比寿４丁目20－３）	851	0.78
バークレイズ　バンク　ピーエルシーバークレイズ　キャピタル　セキュリティーズ　エスビーエル／ピービーアカウント （常任代理人　スタンダード　チャータード銀行）	54 LOMBARD STREET LONDON EC3P 3AH, UNITED KINGDOM （東京都千代田区永田町２丁目11－１）	847	0.77
計	―	55,910	51.09

（7）【議決権の状況】

① 【発行済株式】

平成18年12月31日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	普通株式 54,000	—	—
完全議決権株式(その他)	普通株式 109,347,300	1,093,473	株主としての権利内容に制限のない、標準となる株式
単元未満株式	普通株式 9,440	—	—
発行済株式総数	109,410,740	—	—
総株主の議決権	—	1,093,473	—

(注) 1．「完全議決権株式(その他)」の欄には、証券保管振替機構名義の株式が10,400株(議決権104個)含まれております。

2．「単元未満株式」の欄には、自己株式が84株含まれております。

② 【自己株式等】

平成18年12月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
アライドテレシスホールディングス株式会社	東京都品川区西五反田七丁目21-11	54,000	—	54,000	0.05
計	—	54,000	—	54,000	0.05

(8)【ストックオプション制度の内容】

当社は、ストックオプション制度を採用しております。

定款及び旧商法第280条ノ19第1項(新株引受権方式)の規定に従い、平成10年1月8日、平成11年3月30日、平成11年12月20日、平成12年3月29日、平成14年3月27日開催の各株主総会の決議に基づく当該ストックオプションの概要は次のとおりであります。

決議年月日	平成10年1月8日
付与対象者の区分及び人数	当社取締役6名　当社従業員83名　(注)7
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	200,000株を上限とする。 (取締役に対しては1人1,000株から10,000株までの範囲で上限を50,000株とし、使用人に対しては1人1,000株から5,000株までの範囲で上限を150,000株とする。)
新株予約権の行使時の払込金額	200円
新株予約権の行使期間	自　平成12年1月8日　至　平成20年1月7日
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成11年3月30日
付与対象者の区分及び人数	当社取締役6名　当社従業員54名　(注)7
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	150,000株を上限とする。 (取締役、使用人ともに1人1,000株から10,000株までの範囲)
新株予約権の行使時の払込金額	200円
新株予約権の行使期間	自　平成13年3月30日　至　平成21年3月29日
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成11年12月20日
付与対象者の区分及び人数	当社取締役8名　当社従業員89名　(注)7
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	150,000株を上限とする。 (取締役に対しては1人20,000株までの範囲、使用人に対しては1人10,000株までの範囲)
新株予約権の行使時の払込金額	310円
新株予約権の行使期間	自　平成13年12月21日　至　平成21年12月20日
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成12年３月29日
付与対象者の区分及び人数	当社取締役15名　当社従業員150名　（注）７
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	200,000株を上限とする。 （取締役に対しては１人100株から50,000株までの範囲、使用人に対しては１人100株から20,000株までの範囲）
新株予約権の行使時の払込金額	400円
新株予約権の行使期間	自　平成14年３月30日　至　平成22年３月29日　（注）５
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成14年３月27日
付与対象者の区分及び人数	当社従業員５名　（注）７
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	64,000株 （１人3,000株から25,000株までの範囲）
新株予約権の行使時の払込金額	421円
新株予約権の行使期間	自　平成16年３月30日　至　平成24年３月29日　（注）６
新株予約権の行使の条件	当社と対象従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

（注）１　株式数の一部につき権利を行使することができる。

２　株式分割及び時価を下回る価額で新株を発行するときは、次の算出により価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$\text{調整後発行価格} = \text{調整前発行価格} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり支払金}}{\text{分割・新規発行前の株価}}}{\text{既発行株式数} + \text{分割・新規発行による増加株式数}}$$

３　次の場合にはその権利を喪失する。

①　禁固以上の刑に処された場合

②　就業規則により解雇された場合

③　理由の如何を問わず新株引受権を放棄した場合

④　取締役が辞任した場合及び従業員が退職した場合は、辞任日または退職日から３ヶ月経過した時に、取締役が退任した場合は、退任日から２年を経過した時に権利を喪失する。

４　死亡した場合は、その相続人が権利を相続する。

５　平成14年３月30日から平成15年３月29日までは、付与株式数の２分の１を行使でき、平成15年３月30日から平成16年３月29日までは付与株式数の４分の３を行使でき、平成16年３月30日からは付与株式数の全てを行使することができる。

６　平成16年３月30日から平成17年３月29日までは、付与株式数の２分の１を行使でき、平成17年３月30日から平成18年３月29日までは付与株式数の４分の３を行使でき、平成18年３月30日からは付与株式数の全てを行使することができる。

７　付与の対象者は、各株主総会終結時に当社に在任する取締役及び使用人であり、本店に備置する対象者名簿記載の者であります。ただし、平成11年12月20日株主総会決議については、平成11年12月１日時点において当社に在任する取締役及び使用人であり、本店に備置する対象者名簿記載の者が対象であります。

また、平成13年改正旧商法第280条ノ20及び商法第280条ノ21の規定に従い、平成14年６月７日、平成15年３月26日、平成16年３月24日、平成17年３月23日、平成18年３月30日開催の各株主総会の決議に基づく当該ストックオプションの概要は次のとおりであります。

決議年月日	平成14年６月７日（発行日　平成14年７月24日）
付与対象者の区分及び人数	当社取締役４名　当社執行役員11名　当社従業員146名　当社グループ会社従業員22名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	269,300株　　（注）１
新株予約権の行使時の払込金額	409円　　（注）４
新株予約権の行使期間	自　平成16年６月７日　　至　平成24年６月６日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成14年６月７日（発行日　平成15年４月28日）
付与対象者の区分及び人数	当社取締役１名　当社監査役１名　当社従業員15名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	65,600株　　（注）１
新株予約権の行使時の払込金額	275円　（注）４
新株予約権の行使期間	自　平成16年６月７日　　至　平成24年６月６日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成15年３月26日（発行日　平成15年８月25日）
付与対象者の区分及び人数	当社従業員20名　当社グループ会社従業員９名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	140,500株　　（注）１
新株予約権の行使時の払込金額	235円　（注）４
新株予約権の行使期間	自　平成17年３月26日　　至　平成25年３月25日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成16年11月５日）
付与対象者の区分及び人数	当社従業員５名　当社監査役１名　当社グループ会社取締役１名　当社グループ会社執行役員５名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,800,000株　　（注）３
新株予約権の行使時の払込金額	239円　　（注）４
新株予約権の行使期間	自　平成17年３月24日　　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成16年12月14日）
付与対象者の区分及び人数	当社グループ会社取締役８名　当社グループ会社執行役員１名　当社グループ会社従業員16名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,065,000株　　（注）３
新株予約権の行使時の払込金額	170円　　（注）４
新株予約権の行使期間	自　平成17年３月24日　　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成17年２月23日）
付与対象者の区分及び人数	当社取締役１名　当社従業員１名　当社グループ会社取締役２名　当社グループ会社執行役員５名　当社グループ会社従業員28名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	815,000株　　（注）３
新株予約権の行使時の払込金額	288円　　（注）４
新株予約権の行使期間	自　平成17年３月24日　　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成17年３月18日）
付与対象者の区分及び人数	当社取締役２名　当社従業員３名　当社グループ会社取締役１名　当社グループ会社執行役員５名　当社グループ会社従業員35名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	830,000株　　（注）３
新株予約権の行使時の払込金額	336円　　（注）４
新株予約権の行使期間	自　平成17年３月24日　　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成17年３月23日（発行日　平成17年３月31日）
付与対象者の区分及び人数	当社取締役２名　当社監査役１名　当社グループ会社取締役２名　当社グループ会社従業員２名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	500,000株　　（注）３
新株予約権の行使時の払込金額	406円　　（注）４
新株予約権の行使期間	自　平成18年３月23日　　至　平成27年３月22日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成17年３月23日（発行日　平成18年２月27日）
付与対象者の区分及び人数	当社取締役１名　当社執行役員３名　当社従業員８名　当社グループ会社取締役１名　当社グループ会社執行役員３名　当社グループ会社従業員62名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	2,000,000株　　（注）３
新株予約権の行使時の払込金額	573円　　（注）４
新株予約権の行使期間	自　平成20年２月27日　　至　平成27年３月22日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成18年３月30日（発行日　平成18年６月８日）
付与対象者の区分及び人数	当社取締役２名　当社執行役員２名　当社グループ会社取締役１名　当社グループ会社執行役員２名　当社グループ会社従業員６名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	770,000株　　（注）３
新株予約権の行使時の払込金額	290円　　（注）４
新株予約権の行使期間	自　平成20年６月８日　　至　平成28年３月29日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成19年３月28日
付与対象者の区分及び人数	当社及び当社関係会社の従業員、取締役、監査役及び社外協力者のうち当社取締役会が認めた者
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	5,000,000株を上限とする　　（注）３
新株予約権の行使時の払込金額（行使価額）	（注）５
新株予約権の行使期間	平成19年３月29日から平成29年３月28日までの間で、当社取締役会において決定する期間
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編に伴う新株予約権の交付に関する事項	組織再編行為に伴い、組織再編行為に関する契約、計画書等に再編対象会社の新株予約権を交付する旨を定めた場合のみ、組織再編行為の効力発生時点において残存する新株予約権の新株予約権者に対し、会社法第236条第１項第８号イからホまでに掲げる株式会社の新株予約権を交付する。

（注）１　当社が株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。
調整後株式数＝調整前株式数×併合の比率

２　①新株予約権の割当を受けた当社及び当社グループ会社の取締役、執行役員、従業員または監査役は、権利行使時において、そのいずれの地位にも該当しなくなった場合は、権利行使ができないものとする。ただし、任期満了による退任、定年退職等、取締役会で正当な理由があると認められた場合は、その限りではない。
②新株予約権の譲渡、質入その他の処分は認めない。
③詳細な条件他については、新株予約権者との間で締結する契約に定めるところによる。

３　当社が株式分割又は株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。
調整後株式数＝調整前株式数×分割・併合の比率

4　当社が株式分割又は株式併合を行う場合、効力発生の時をもって次の算式により払込金額を調整し、調整の結果により生ずる1円未満の端数は切り上げるものとする。

$$調整後払込金額＝調整前払込金額×\frac{1}{分割・併合の比率}$$

また、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとする。

$$調整後払込金額＝調整前払込金額×\frac{既発行株式数＋\frac{新規発行株式数×1株当たり払込金額}{1株当たり時価}}{既発行株式数＋新規発行株式数}$$

5　1株当たりの払込金額は、新株予約権の発行を取締役会において決議した日の東京証券取引所における当社普通株式の普通取引の終値（当日に終値がない場合は、それに先立つ直近の終値）とする。なお、当社が株式分割又は株式併合を行う場合は、次の算式により行使価額を調整し、調整の結果生じる1円未満の端数は切り上げるものとする。

$$調整後行使価額＝調整前行使金額×\frac{1}{分割・併合の比率}$$

また、時下を下回る価額で新株式の発行又は自己株式の処分を行う場合、次の算式により行使価額を調整し、調整の結果生じる1円未満の端数は切り上げるものとする。

$$調整後行使価額＝調整前行使価額×\frac{既発行株式数＋\frac{新規発行株式数×1株当たり払込金額}{時価}}{既発行株式数＋新規発行株式数}$$

2 【自己株式の取得等の状況】

【株式の種類等】　旧商法第221条第６項による普通株式

（１）【株主総会決議による取得の状況】

該当事項はありません。

（２）【取締役会決議による取得の状況】

該当事項はありません。

（３）【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（千円）
当事業年度における取得自己株式	401	252
当期間における取得自己株式	－	－

（４）【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数(株)	処分価額の総額(円)	株式数(株)	処分価額の総額(千円)
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式	－	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
その他	－	－	－	－
保有自己株式数	401	－	－	－

【株式の種類等】　会社法第155条第７号による普通株式

（１）【株主総会決議による取得の状況】

該当事項はありません。

（２）【取締役会決議による取得の状況】

該当事項はありません。

（３）【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（千円）
当事業年度における取得自己株式	1,142	235
当期間における取得自己株式	897	114

（注）当期間における取得自己株式には、平成19年３月１日から有価証券報告書提出日までの単元未満株式の買取りによる株式数は含めておりません。

（４）【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数(株)	処分価額の総額(円)	株式数(株)	処分価額の総額(千円)
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式	－	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
その他	－	－	－	－
保有自己株式数	1,142	－	897	－

（注）当期間における取得自己株式には、平成19年３月１日から有価証券報告書提出日までの単元未満株式の買取りによる株式数は含めておりません。

3 【配当政策】

＜基本方針＞

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当を目指して参ります。

＜配当の決定＞

平成18年３月30日開催の第19回定時株主総会決議により、当社の配当は取締役会決議により決定できることとなりました。期末配当は毎年12月31日、中間配当は毎年６月30日の最終の株主名簿に記載又は記録された株主又は登録株式質権者に対して行うこととしております。

また、上記のほか、毎年３月31日及び９月30日の最終の株主名簿に記載又は記録された株主又は登録株式質権者に対して、剰余金の配当を行うことができることとしております。

なお、平成19年３月28日開催の第20回定時株主総会決議により、剰余金の配当等の決定機関を取締役会から株主総会に変更いたしました。

＜今期の配当＞

今期は前期に引き続き厳しい経営状況が継続しており、当期純損失を計上するにいたりました。つきましては、株主の皆様には誠に申し訳ございませんが、今期の配当は無配とさせていただきます。

4 【株価の推移】

(1)【最近５年間の事業年度別最高・最低株価】

回次	第16期	第17期	第18期	第19期	第20期
決算年月	平成14年12月	平成15年12月	平成16年12月	平成17年12月	平成18年12月
最高(円)	5,950	3,100	5,590 (921)	985	940
最低(円)	2,015	1,521	1,501 (160)	172	123

(注) 1　最高・最低株価は、東京証券取引所市場第二部におけるものであります。

2　(　) 内は、株式分割による権利落後の株価であります。

(2)【最近６月間の月別最高・最低株価】

月別	平成18年７月	８月	９月	10月	11月	12月
最高(円)	285	379	293	242	210	183
最低(円)	180	167	201	180	147	123

(注)　最高・最低株価は、東京証券取引所市場第二部におけるものであります。

5 【役員の状況】

役名	氏名	生年月日	略歴		任期	所有株式数(千株)
代表取締役会長	大嶋章禎	1940年9月17日生	1966年6月	フロリダ州立大学卒業	(注1)	35,060
			1987年3月	当社代表取締役社長		
			1987年9月	当社代表取締役会長(現任)		
			1987年10月	Allied Telesyn International Corp. (現Allied Telesis, Inc.)取締役会長兼CEO(現任)		
			2004年12月	アライドテレシス株式会社代表取締役社長(現任)		
代表取締役副会長	小谷淳	1933年2月25日生	1956年3月	京都大学卒業	(注1)	610
			1993年5月	当社取締役		
			1994年12月	当社専務取締役		
			1997年11月	当社代表取締役副会長		
			2004年3月	当社代表取締役		
			2005年7月	当社代表取締役副会長(現任)		
代表取締役	杉原智行	1962年5月15日生	1985年3月	京都産業大学卒業	(注1)	30
			1991年7月	当社入社		
			1999年3月	当社取締役		
			2000年3月	当社常務取締役		
			2002年3月	当社代表取締役社長		
			2004年3月	当社代表取締役(現任)		
			2004年7月	株式会社アライドテレシス開発センター代表取締役社長(現任)		
取締役	若菜忠	1940年11月6日生	1969年3月	東北大学大学院卒業 工学博士	(注1)	―
			1986年4月	NTTヒューマンインターフェイス研究所主幹研究員		
			2000年4月	埼玉学園大学経営学部教授		
			2005年3月	当社取締役(現任)		
			2006年8月	アライドテレシス株式会社代表取締役副社長(現任)		
取締役	Richard Andrew Gephardt	1941年1月31日生	1965年	ミシガン大学ロースクール卒業 法学博士	(注1)	―
			1977年	ミズーリ州選出民主党下院議員		
			1989年	民主党下院院内総務		
			2004年	大統領予備選挙民主党候補者		
			2007年3月	当社取締役(現任)		

役名	氏名	生年月日	略歴		任期	所有株式数(千株)
常勤監査役	小嶋喜八郎	1940年6月12日生	1964年3月 1995年6月 2003年3月	電気通信大学卒業 日本テレマティーク株式会社代表取締役社長 当社監査役(現任)	(注2)	—
監査役	石川淳一郎	1940年12月10日生	1965年3月 1994年1月 1996年3月	京都大学卒業 当社取締役 当社監査役(現任)	(注3)	10
監査役	石本和昭	1956年5月9日生	1982年3月 1995年7月 1995年8月	早稲田大学中退 当社監査役(現任) 石本和昭税理士事務所設立(現任)	(注3)	—
監査役	脊木成夫	1941年3月22日生	1964年3月 1995年7月 2007年3月	東京大学卒業 三菱油化株式会社(現三菱化学株式会社)国際開発部長 当社監査役(現任)	(注2)	—
計						35,710

(注) 1　任期は平成18年12月期に係る定時株主総会終結の時から平成20年12月期に係る定時株主総会終結の時まででであります。

2　任期は平成19年12月期に係る定時株主総会終結の時から平成22年12月期に係る定時株主総会終結の時まででであります。

3　任期は平成15年12月期に係る定時株主総会終結の時から平成19年12月期に係る定時株主総会終結の時まででであります。

4　取締役Richard Andrew Gephardtは「会社法」第2条第15号に定める社外取締役であります。

5　監査役小嶋喜八郎、石本和昭及び脊木成夫は「会社法」第2条第16号に定める社外監査役であります。

6 【コーポレート・ガバナンスの状況】

(1)コーポレート・ガバナンスに関する基本的な考え方

当社グループは、経営の健全性、透明性及び効率性を確保し、継続的に企業価値を高めていくことがコーポレート・ガバナンスの基本であり、経営の最重要課題の一つであると認識しています。

(2)コーポレート・ガバナンスに関する施策の実施状況

当社では監査役制度のもと、コーポレート・ガバナンスの充実に努めております。従来からの取り組みならびにこの1年間における実施状況は以下のとおりであります。

＜取締役・取締役会＞

当社では、経営の意思決定を合理的かつ効率的に行うため、当社グループの事業に精通した人材を取締役に登用することを基本としておりますが、経営の透明性、公平性を確保するためには、外部から経営活動を監督し、問題提起や経営環境の変化への対応策などについて意見をいただくことも重要であると考え、社外取締役も招聘しております。

平成18年3月30日開催の第19回定時株主総会においては、社外取締役4名を含む計8名の取締役が選任され、1年間の経営を担ってまいりました。しかしながら、より一層の経営体制の効率化、経営判断の迅速化及び人員の適正化を鑑み、平成19年3月28日開催の第20回定時株主総会にて取締役数の減員及び新任社外取締役の選任が承認されました。現在の取締役は5名、うち1名が社外取締役であります。

当社取締役会は、毎月1回の定例開催のほか必要に応じて機動的に開催し、十分な情報交換と議論を尽くし、各取締役の認識の共通化を図ったうえで意思決定を行っております。また、グループ各社からは定期的に経営状況の報告を受け、経営方針についてグループ全体の意思統一を図るため適切に討議、決定しております。

なお、当社及び当社グループの一部では執行役員制度を導入しており、意思決定及び監督機能と業務執行機能を分離することにより、取締役及び取締役会がより的確に業務執行の監督ができる体制にしております。

＜監査役・監査役会＞

当社監査役会制度を採用しており、各監査役は監査役会で策定された監査方針に基づき、取締役会をはじめとする重要な会議に出席して意見を述べるほか、取締役等から営業の報告の聴取、重要な決議書類等の閲覧、業務及び財産の状況の調査等により厳正な監査を実施しております。また、監査役会は毎月1回の定例開催のほか必要に応じて機動的に開催し、監査役相互の十分な情報交換及び意思の疎通を図り、適切な監査につなげております。

現在の監査役は4名であり、うち3名が社外監査役であります。

＜会計監査人＞

当社は監査法人トーマツを会計監査人に選任しており、定期的な監査のほか、適宜相談し会計処理の正確性、透明性の向上に努めております。

また、同監査法人に対しては「会社法」に基づく監査も依頼しております。

当連結会計年度において業務を執行した公認会計士は以下のとおりであります。

業務を執行した公認会計士の氏名	継続監査年数
指定社員　業務執行社員　井上　隆司	1年
指定社員　業務執行社員　板垣　雄士	5年

会計監査業務に係る補助者は、公認会計士３名、会計士補５名、その他１名であります。

なお、同監査法人及び当社監査業務に従事する同監査法人の業務執行社員と当社の間には、特別な利害関係はありません。

＜情報セキュリティと個人情報保護＞

当社では、昨年まで総務部内にセキュリティマネジメント専任担当者を配置し、情報セキュリティの啓蒙を担当しておりましたが、平成19年１月より、当社子会社であるアライドテレシス株式会社内に情報セキュリティの教育・監査を担当する専任部署を設置し、グループ各社の従業員教育の徹底を図る等、社内管理体制の強化と継続的な改善に努めております。なお、アライドテレシス株式会社は国内において営業を担当する企業であり、特にお客様の重要情報を取扱う機会が多いことから、当社ではなく子会社内に専任部署を設置したものであります。

(３)役員報酬および監査報酬

当事業年度における当社の取締役及び監査役に対する役員報酬及び監査報酬は以下のとおりであります。

役員報酬

取締役に支払った報酬の額	119百万円
監査役に支払った報酬の額	19百万円
合計	138百万円

(注) 1. 平成15年３月26日開催の第16回定時株主総会決議により、取締役の報酬限度額は年額７億円であります。
2. 平成16年３月24日開催の第17回定時株主総会決議により、監査役の報酬限度額は年額３千万円であります。
3. 監査役に支払った報酬の額には、平成18年４月30日付で退任した監査役クラウス・ナウマン氏に対する報酬が含まれております。
4. 賞与金及び退職慰労金は支給されておりません。

監査報酬

公認会計士法（昭和23年法律第103号）第２条第１項に規定する業務に基づく報酬の額	31百万円
上記以外の報酬の額	―
合計	31百万円

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1)　当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（平成17年１月１日から平成17年12月31日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の連結財務諸表規則に基づいて作成しております。

また、前連結会計年度（平成17年１月１日から平成17年12月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成18年１月１日から平成18年12月31日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

(2)　当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（平成17年１月１日から平成17年12月31日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則に基づいて作成しております。

また、前事業年度（平成17年１月１日から平成17年12月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成18年１月１日から平成18年12月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成17年１月１日から平成17年12月31日まで）及び前事業年度（平成17年１月１日から平成17年12月31日まで）ならびに当連結会計年度（平成18年１月１日から平成18年12月31日まで）及び当事業年度（平成18年１月１日から平成18年12月31日まで）の連結財務諸表および財務諸表について、監査法人トーマツの監査を受けております。

1 【連結財務諸表等】

(1)【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成17年12月31日) 金額(千円)		構成比(%)	当連結会計年度(平成18年12月31日) 金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金	※2		3,850,316			3,497,514	
2 受取手形及び売掛金	※1,2		12,897,589			11,062,391	
3 有価証券			—			125,875	
4 たな卸資産			10,371,259			8,993,982	
5 繰延税金資産			1,304,779			—	
6 預け金	※4		—			2,000,000	
7 その他			2,383,809			2,267,641	
貸倒引当金			△723,449			△672,642	
流動資産合計			30,084,304	75.9		27,274,763	82.6
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物		1,731,022			1,729,898		
減価償却累計額		671,392	1,059,629		712,818	1,017,079	
(2) 機械装置及び運搬具		1,323,879			1,122,516		
減価償却累計額		865,923	457,955		870,759	251,757	
(3) 工具器具及び備品		6,700,501			7,016,849		
減価償却累計額		4,571,509	2,128,991		5,245,493	1,771,356	
(4) 土地			710,868			716,157	
(5) 建設仮勘定			11,522			46,303	
有形固定資産合計			4,368,967	11.0		3,802,654	11.5
2 無形固定資産							
(1) 連結調整勘定			1,060,197			—	
(2) その他			836,888			466,419	
無形固定資産合計			1,897,085	4.8		466,419	1.4
3 投資その他の資産							
(1) 投資有価証券			864,292			650,555	
(2) 長期前払費用			33,041			40,344	
(3) 繰延税金資産			1,562,990			—	
(4) その他			1,049,637			783,913	
貸倒引当金			△200,077			△12,383	
投資その他の資産合計			3,309,884	8.3		1,462,430	4.5
固定資産合計			9,575,937	24.1		5,731,504	17.4
資産合計			39,660,242	100.0		33,006,267	100.0

区分	注記番号	前連結会計年度（平成17年12月31日）金額（千円）		構成比（%）	当連結会計年度（平成18年12月31日）金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金	※1		6,385,539			5,855,241	
2　短期借入金	※2,3		7,464,993			4,351,281	
3　一年以内返済予定長期借入金	※3		4,561,378			3,247,295	
4　一年以内償還予定社債			268,000			268,000	
5　未払費用			―			2,106,219	
6　未払法人税等			278,866			126,641	
7　繰延税金負債			―			34,310	
8　賞与引当金			163,043			248,306	
9　その他			3,369,568			2,062,921	
流動負債合計			22,491,389	56.7		18,300,216	55.4
Ⅱ　固定負債							
1　社債	※4		532,000			4,314,000	
2　長期借入金	※3		4,756,424			1,326,178	
3　繰延税金負債			―			34,013	
4　退職給付引当金			534,591			605,444	
5　その他			109,980			45,368	
固定負債合計			5,932,996	15.0		6,325,004	19.2
負債合計			28,424,385	71.7		24,625,220	74.6
（少数株主持分）							
少数株主持分			292,047	0.7		―	―
（資本の部）							
Ⅰ　資本金			4,996,366	12.6		―	―
Ⅱ　資本剰余金			7,126,908	18.0		―	―
Ⅲ　利益剰余金			△1,091,329	△2.8		―	―
Ⅳ　その他有価証券評価差額金			47,312	0.1		―	―
Ⅴ　為替換算調整勘定			△123,982	△0.3		―	―
Ⅵ　自己株式			△11,466	0.0		―	―
資本合計			10,943,809	27.6		―	―
負債、少数株主持分及び資本合計			39,660,242	100.0		―	―

区分	注記番号	前連結会計年度（平成17年12月31日） 金額(千円)		構成比(%)	当連結会計年度（平成18年12月31日） 金額(千円)		構成比(%)
(純資産の部)							
Ⅰ 株主資本							
1 資本金			—	—		7,697,146	23.3
2 資本剰余金			—	—		9,827,574	29.8
3 利益剰余金			—	—		△9,167,169	△27.7
4 自己株式			—	—		△11,929	△0.0
株主資本合計			—	—		8,345,622	25.4
Ⅱ 評価・換算差額等							
1 その他有価証券評価差額金			—	—		35,991	0.1
2 繰延ヘッジ損益			—	—		49,990	0.1
3 為替換算調整勘定			—	—		△102,471	△0.3
評価・換算差額等合計			—	—		△16,489	△0.1
Ⅲ 新株予約権			—	—		51,914	0.1
純資産合計			—	—		8,381,047	25.4
負債純資産合計			—	—		33,006,267	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成17年1月1日 至 平成17年12月31日）金額(千円)		百分比(%)	当連結会計年度（自 平成18年1月1日 至 平成18年12月31日）金額(千円)		百分比(%)
Ⅰ 売上高			54,554,893	100.0		52,729,748	100.0
Ⅱ 売上原価			29,518,674	54.1		30,096,014	57.1
売上総利益			25,036,219	45.9		22,633,733	42.9
Ⅲ 販売費及び一般管理費	※1,2		25,024,164	45.9		26,019,418	49.3
営業利益又は営業損失（△）			12,054	0.0		△3,385,685	△6.4
Ⅳ 営業外収益							
1 受取利息		30,829			61,586		
2 受取配当金		134			1,184		
3 為替差益		1,215,355			395,180		
4 金利スワップ評価益		25,972			—		
5 為替予約評価益		3,819			—		
6 その他		197,716	1,473,827	2.7	36,013	493,965	0.9
Ⅴ 営業外費用							
1 支払利息		351,440			316,540		
2 為替予約評価損		—			13,397		
3 持分法による投資損失		—			23,015		
4 その他		109,901	461,341	0.8	100,352	453,305	0.8
経常利益又は経常損失（△）			1,024,540	1.9		△3,345,025	△6.3
Ⅵ 特別利益							
1 固定資産売却益	※3	769			11,827		
2 投資有価証券売却益		—			16		
3 連結子会社持分変動損益		4,786			—		
4 貸倒引当金戻入益		—			21,267		
5 清算配当金		—			28,910		
6 その他	※4	42,195	47,752	0.1	8,511	70,533	0.1

区分	注記番号	前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成18年1月1日 至 平成18年12月31日) 金額(千円)		百分比(%)
Ⅶ 特別損失							
1 固定資産売却損	※6	321			275		
2 固定資産除却損	※5	41,622			409,105		
3 投資有価証券評価損		40,904			285,449		
4 のれん償却額		—			1,013,154		
5 貸倒引当金繰入額		195			—		
6 その他		—	83,044	0.2	196,523	1,904,508	3.6
税金等調整前当期利益又は税金等調整前当期純損失(△)			989,248	1.8		△5,179,000	△9.8
法人税、住民税及び事業税		444,690			322,326		
法人税等調整額		1,027,979	1,472,670	2.7	2,896,714	3,219,041	6.1
少数株主損失			452,093	△0.8		322,202	△0.6
当期純損失			31,328	△0.1		8,075,840	△15.3

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)	
(資本剰余金の部)			
Ⅰ 資本剰余金期首残高			5,461,082
Ⅱ 資本剰余金増加高			
1 株式交換による増加高		30,989	
2 新株予約権の行使による増加高		1,634,836	1,665,825
Ⅲ 資本剰余金期末残高			7,126,908
(利益剰余金の部)			
Ⅰ 利益剰余金期首残高			△ 981,166
Ⅱ 利益剰余金増加高			
1 連結除外に伴う利益剰余金増加高		355	355
Ⅲ 利益剰余金減少高			
1 配当金		79,190	
2 当期純損失		31,328	110,518
Ⅲ 利益剰余金期末残高			△ 1,091,329

④ 【連結株主資本等変動計算書】

当連結会計年度(自　平成18年１月１日　至　平成18年12月31日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成17年12月31日残高(千円)	4,996,366	7,126,908	△1,091,329	△11,466	11,020,479
連結会計年度中の変動額					
新株予約権の行使	2,700,779	2,700,666	—	—	5,401,445
当期純損失	—	—	△8,075,840	—	△8,075,840
自己株式の取得	—	—	—	△462	△462
株主資本以外の項目の連結会計年度中の変動額(純額)	—	—	—	—	—
連結会計年度中の変動額合計(千円)	2,700,779	2,700,666	△8,075,840	△462	△2,674,857
平成18年12月31日残高(千円)	7,697,146	9,827,574	△9,167,169	△11,929	8,345,622

	評価・換算差額等				新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計			
平成17年12月31日残高(千円)	47,312	108,342	△123,982	31,671	—	292,047	11,344,199
連結会計年度中の変動額							
新株予約権の行使	—	—	—	—	—	—	5,401,445
当期純損失	—	—	—	—	—	—	△8,075,840
自己株式の取得	—	—	—	—	—	—	△462
株主資本以外の項目の連結会計年度中の変動額(純額)	△11,320	△58,351	21,510	△48,161	51,914	△292,047	△288,294
連結会計年度中の変動額合計(千円)	△11,320	△58,351	21,510	△48,161	51,914	△292,047	△2,963,151
平成18年12月31日残高(千円)	35,991	49,990	△102,471	△16,489	51,914	—	8,381,047

⑤ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日)	当連結会計年度 (自 平成18年1月1日 至 平成18年12月31日)
区分	注記番号	金額(千円)	金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益又は当期純損失(△)		989,248	△5,179,000
2 減価償却費		1,690,334	1,687,827
3 のれん償却額		―	1,060,197
4 連結調整勘定償却額		101,171	―
5 貸倒引当金の増加額又は減少額(△)		△ 80,679	△177,301
6 賞与引当金の増加額又は減少額(△)		149,233	84,410
7 退職給付引当金の増加額又は減少額(△)		△ 159	60,732
8 受取利息及び受取配当金		△30,964	△62,771
9 支払利息		351,440	316,540
10 為替差損益		△1,000,336	132,778
11 為替予約評価損益		3,819	13,397
12 金利スワップ評価損益		25,972	―
13 投資有価証券評価損		40,904	285,449
14 投資有価証券売却益		―	△16
15 有形固定資産売却損益		△447	△11,552
16 有形固定資産除却損		41,622	409,105
17 持分法による投資損益		―	23,015
18 匿名組合出資利益		△ 42,195	―
19 売上債権の増加額(△)又は減少額		△ 436,512	2,257,983
20 たな卸資産の増加額(△)又は減少額		△ 253,859	1,392,286
21 仕入債務の増加額又は減少額(△)		△ 849,015	△1,004,104
22 その他		△990,125	1,333,624
小計		△ 290,550	2,622,602
23 利息及び配当金の受取額		30,964	62,771
24 利息の支払額		△ 347,739	△337,330
25 法人税等の支払額		△ 885,815	△405,702
営業活動によるキャッシュ・フロー		△ 1,493,141	1,942,341
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形固定資産の取得による支出		△ 650,942	△873,111
2 有形固定資産の売却による収入		169,918	23,199
3 無形固定資産の取得による支出		△ 278,837	△254,186
4 投資有価証券の取得による支出		△ 302,475	△67,759
5 投資有価証券の売却による収入		50	16
6 定期預金の純増加額		―	△562,939
7 貸付による支出		△ 2,073	△757
8 貸付の回収による収入		27,612	44,206
9 その他		150,636	307,731
投資活動によるキャッシュ・フロー		△ 886,110	△1,383,599

区分	注記番号	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日) 金額(千円)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日) 金額(千円)
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増加額又は純減少額(△)		52,239	△3,113,712
2　長期借入れによる収入		4,445,000	8,071,956
3　長期借入金の返済による支出		△ 6,026,366	△12,816,285
4　社債の発行による収入		2,300,000	11,000,000
5　預け金の預入による支出		―	△2,000,000
6　社債償還による支出		―	△4,168,000
7　株式の発行による収入		1,775,592	2,337,541
8　新株予約権の発行による収入		―	73,800
9　新株予約権の償却に伴う支出		―	△65,000
10　自己株式の取得による支出		△2,457	△462
11　少数株主への株式の発行による収入		10,568	―
12　少数株主からの株式購入による支出		△254	―
13　配当金		△79,190	―
14　その他		―	△74,866
財務活動によるキャッシュ・フロー		2,475,131	△755,029
Ⅳ　現金及び現金同等物に係る換算差額		80,672	△593,577
Ⅴ　現金及び現金同等物の増加額又は減少額(△)		176,552	△789,865
Ⅵ　現金及び現金同等物の期首残高		3,565,605	3,775,449
Ⅶ　株式交換による現金及び現金同等物の増加高		49,141	―
Ⅷ　連結除外による現金及び現金同等物の減少額		△ 15,850	―
Ⅸ　現金及び現金同等物の期末残高		3,775,449	2,985,583

継続企業の前提に重要な疑義を抱かせる事象又は状況

前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
─────	当社グループは、平成15年12月期において当期純損失538,547千円を計上し、平成16年12月期において営業損失2,579,219千円、当期純損失3,149,212千円を計上し、平成17年12月期において当期純損失31,328千円を計上しました。また、当連結会計年度におきましても、営業損失3,385,685千円、当期純損失8,075,840千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前連結会計年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。また、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、新製品開発の激化や製品価格の下落等が続き、極めて厳しい状況で推移しました。しかしながら、翌連結会計年度は、ネットワーク総合メーカーとして再度原点に立ち、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実を図ることにより、ギガビット関連製品市場における継続的な売上を見込んでおります。また、昨年より新たなビジネスモデルとしてスタートしましたIP-GSP(グローバル・サービス・プロバイダー)による米軍横田基地へのIPTV等のサービス提供開始や、ＩＢＭ等の大手システムインテグレーターとの欧米を中心とした販売提携をさらに発展させることにより、IPトリプルプレイ事業の確実な売上が見込めるものと考えております。これに加え、研究開発費については投資対象の絞り込みによる削減を実施し、生産体制についてもEMS(Electronic Manufacturing Service)の活用による製造コスト低減に継続的に取り組んでおります。よって、翌連結会計年度以降においては、営業損益の黒字化を計画しております。上記計画達成に必要な資金手当については、翌連結会計年度内に60億円の資金調達を計画しており、これに伴い重要な後発事象に関する注記 3.第三者割当による新株予約権の発行に記載の第14回新株予約権第三者割当契約を締結いたしました。 従いまして、連結財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を連結財務諸表には反映しておりません。

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
1　連結の範囲に関する事項	(1)　連結子会社の数　43社 主要な連結子会社名は、「企業の概況4　関係会社の状況」に記載しているため省略しました。 当連結会計年度に新規設立されたAllied Telesyn Capital Inc. 及び平成17年5月27日の株式交換により連結子会社となりましたルート株式会社を当連結会計年度より連結の範囲に含めております。また、Allied Widuri SDN. BHD. は所有株式の一部を売却したことにより持分比率が低下したため連結の範囲から除外しております。 なお、非連結子会社はありません。	(1)　連結子会社の数　41社 主要な連結子会社名は、「企業の概況4　関係会社の状況」に記載しているため省略しました。 平成18年5月31日に清算結了となりましたアライドテレシスアールアンドディセンター山梨株式会社、及び平成18年12月21日に清算結了となりましたナクシージャパン株式会社は連結の範囲から除外しております。 なお、非連結子会社はありません。
2　持分法の適用に関する事項	該当事項はありません。	(1)　持分法適用関連会社の数　1社 持分法適用関連会社名 アイビーシー株式会社 平成18年2月6日の株式取得により持分法適用関連会社となりましたアイビーシー株式会社を当連結会計年度より持分法の適用の範囲に含めております。
3　連結子会社及び持分法適用関連会社の事業年度等に関する事項	すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	すべての連結子会社の事業年度の末日は、連結決算日と一致しております。 持分法適用関連会社のアイビーシー株式会社の決算日は9月30日であります。連結財務諸表の作成にあたり、連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。
4　会計処理基準に関する事項	(1)　重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 移動平均法による原価法によっております。 ②　デリバティブ 時価法によっております。 ③　たな卸資産 当社および国内連結子会社は、主として総平均法による原価法により、海外連結子会社は主として先入先出法による低価法によっております。	(1)　重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法(評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 同左

項目	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社および国内連結子会社は、定率法（ただし、平成10年4月1日以降取得した建物（建物付属設備は除く）については、定額法）により、海外連結子会社は、定額法によっております。 主な耐用年数 建物及び構築物 （３年～３９年） 機械装置及び運搬具 （５～６年） 工具器具及び備品 （３年～２０年） ② 無形固定資産 自社利用のソフトウェアは、社内における見込利用期間（３年又は５年）に基づく定額法によっております。 販売用ソフトウェアは、販売可能な見込有効期間（３年）に基づく定額法によっております。 (3) 重要な繰延資産の処理方法 ① 社債発行費 支払時全額費用処理 ② 新株発行費 支払時全額費用処理 (4) 重要な引当金の計上基準 ① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 ② 賞与引当金 従業員に対して支給する賞与に備えるため、当連結会計年度に負担すべき支給見込額を計上しております。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 自社利用のソフトウェアは、社内における見込利用期間（３年又は５年）に基づく定額法によっております。 販売用ソフトウェアは、販売可能な見込有効期間（３年）に基づく定額法によっております。 (3) 重要な繰延資産の処理方法 ① 社債発行費 発生時に全額を費用処理しております。 ② 株式交付費 発生時に全額を費用処理しております。 (4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 同左

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
	③　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（8年）による按分額をそれぞれ発生の翌連結会計年度より費用処理しております。	③　退職給付引当金 同左
	(5)　連結財務諸表の作成の基礎となった連結会社の財務諸表の作成にあたって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(5)　連結財務諸表の作成の基礎となった連結会社の財務諸表の作成にあたって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における為替換算調整勘定に含めております。
	(6)　重要なリース取引の処理方法 当社及び国内連結子会社は、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係わる方法に準じた会計処理によっており、海外連結子会社については、主として通常の売買取引に準じた会計処理によっております。	(6)　重要なリース取引の処理方法 同左
	(7)　重要なヘッジ会計の方法 ①　ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ 為替予約取引 ヘッジ対象　借入金の利息 外貨建金銭債務	(7)　重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左

項目	前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
	③　ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。 ④　ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。 (8)　その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 消費税及び地方消費税の会計処は税抜き方式によっております。 ②　連結納税制度の適用 当連結会計年度から連結納税制度を適用しております。	③　ヘッジ方針 同左 ④　ヘッジの有効性評価の方法 同左 (8)　その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ②　連結納税制度の適用 連結納税制度を適用しております。

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
	③　匿名組合契約による持分の会計処理 当社の出資に係る匿名組合（レバレッジドリース）の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を流動負債の未払金に計上する処理を採用しております。 なお、同組合は平成17年8月31日をもって終了しております。	――――
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　のれん(連結調整勘定)の償却に関する事項	連結調整勘定の償却については、次のとおりであります。 20年間の均等償却を行っております。	のれんの償却については、次のとおりであります。 20年間の均等償却を行っております。 (追加情報) 当連結会計年度においてのれんの減損処理を行ったため、のれん償却額として特別損失に1,013,154千円を計上しております。
7　利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会社の利益処分について、連結会計年度中に確定した利益処分に基づいて作成しております。	――――
8　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に満期日又は償還日の到来する短期投資からなっております。	同左

会計処理の変更

前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
――――――	（固定資産の減損に係る会計基準） 当連結会計年度より、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 なお、これによる損益に与える影響はありません。
――――――	（貸借対照表の純資産の部の表示に関する会計基準等） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用しております。 これによる損益に与える影響はありません。 なお、従来の「資本の部」の合計に相当する金額は8,279,142千円であります。 連結財務諸表規則の改正により、当連結会計年度における連結財務諸表は、改正後の連結財務諸表規則により作成しております。
――――――	（ストック・オプション等に関する会計基準等） 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第８号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年５月31日　企業会計基準適用指針第11号）を適用しております。 これにより株式報酬費用24,524千円が費用として計上され、営業損失、経常損失及び税金等調整前当期純損失が24,524千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。

前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
――――――	(株式に基づく報酬の会計処理) 　米国においては、ストック・オプション等の株式を基礎とした報酬は、会計原則審議会（ＡＰＢ）意見書第25号及びＳＦＡＳ第123号「株式を基礎とした報酬の会計処理」（ＳＦＡＳ第148号「株式を基礎とした報酬の会計処理-移行及び開示」による改正後）に基づいて会計処理しております。ＳＦＡＳ第123号基づく公正価値基準法では、報酬コストを報酬価値に基づいて付与日に測定し、勤務期間にわたって認識します。平成15年12月に米国財務会計基準審議会（ＦＡＳＢ）は、改訂ＳＦＡＳ第123号「株式を基礎とした報酬の会計処理」を公表しております。これはＳＦＡＳ第123号に代わるものであり、ＡＰＢ意見書第25号に優先します。全株式報酬費用取引に係るコストの財務諸表への認識を要求する同基準書は、公正価値を測定対象として確立し、株式報酬取引の会計処理に際して公正価値に基づく測定方法を適用することを事業体に要求しています。当該基準書は、平成18年１月１日以降開始する会計年度より適用となり、当社グループは当連結会計年度より適用しております。 　これにより、株式報酬費用27,389千円が費用として計上され、営業損失、経常損失及び税金等調整前当期純損失が27,389千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。

追加情報

前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
(連結納税制度) 当連結会計年度から連結納税制度を適用しております。	――――――
(外形標準課税) 「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後に開始する事業年度より外形標準課税制度が導入されたことに伴い、当連結会計年度から「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(平成16年2月13日　企業会計基準委員会　実務対応報告第12号)に従い法人事業税の付加価値割及び資本割については、販売費及び一般管理費に計上しております。 この結果、販売費及び一般管理費が65,032千円増加し、営業利益、経常利益及び税金等調整前当期純利益が、それぞれ65,032千円減少しております。	――――――

表示方法の変更

前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
――――――	(連結貸借対照表) 前連結会計年度において流動負債の「その他」に含めて表示しておりました「未払費用」は負債純資産の総額の100分の５を超えたため、当連結会計年度より区分掲記することとしました。 なお、前連結会計年度は流動負債の「その他」に1,436,173千円含まれております。
――――――	(連結キャッシュ・フロー計算書) 連結財務諸表規則の改正に伴い、前連結会計年度において「連結調整勘定償却額」として掲記されていたものは、当連結会計年度から「のれん償却額」として表示しております。

注記事項

(連結貸借対照表関係)

<table>
<tr><th>前連結会計年度
(平成17年12月31日)</th><th>当連結会計年度
(平成18年12月31日)</th></tr>
<tr><td>※1 期末日満期手形の処理
当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。
受取手形 35,481千円
支払手形 1,276千円

※2 担保に供している資産
次の資産を担保に供しております。
科目
預金 53,131千円
計 53,131千円
上記の担保資産に対する債務は次のとおりであります。
科目
短期借入金
(貸出コミットメントライン) 292,223千円
計 292,223千円

※3 貸出コミットメントライン契約
連結子会社 Allied Telesis International S.A. においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。
当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。
貸出コミットメントの総額 295,175千円
貸出実行残高 292,223千円
差引額 2,951千円</td><td>※1 期末日満期手形の処理
当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。
受取手形 51,466千円
支払手形 754千円

※2 担保に供している資産
次の資産を担保に供しております。
科目
預金 53,599千円
売掛債権 38,005千円
計 91,605千円
上記の担保資産に対する債務は次のとおりであります。
科目
短期借入金
(貸出コミットメントライン) 238,220千円
(ファクタリング) 34,177千円
計 272,397千円

※3 貸出コミットメントライン契約
連結子会社 Allied Telesis International S.A. においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。
当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。
貸出コミットメントの総額 297,775千円
貸出実行残高 238,220千円
差引額 59,555千円

※4 エスクロー契約に係る預け金
預け金2,000,000千円は、エスクロー契約に係る預け金で平成18年9月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債(償還日平成22年9月17日ロンドン時間)6,000,000千円のうち、Hammonds社に当社名義で保管されている拘束預金であります。
当該拘束預金は、4,000,000千円を超える社債券の株式転換あるいは譲渡がなされた場合に、その行使額に見合う額の拘束が解かれるエスクロー契約であるため、預金ではなく預け金として表示しております。</td></tr>
</table>

（連結損益計算書関係）

<table>
<tr><th>前連結会計年度
（自　平成17年１月１日
至　平成17年12月31日）</th><th>当連結会計年度
（自　平成18年１月１日
至　平成18年12月31日）</th></tr>
<tr><td>※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。
給料手当　7,113,508千円
研究開発費　6,226,119千円</td><td>※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。
給料手当　7,440,989千円
研究開発費　6,296,954千円
賞与引当金繰入額　231,727千円
退職給付費用　60,722千円</td></tr>
<tr><td>※２　一般管理費及び当期製造費用に含まれる研究開発費の金額　6,266,119千円</td><td>※２　一般管理費及び当期製造費用に含まれる研究開発費の金額　6,296,954千円</td></tr>
<tr><td>※３　固定資産売却益の内訳は次のとおりです
機械装置及び運搬具　39千円
工具器具及び備品　292千円
ソフトウェア　437千円
計　769千円</td><td>※３　固定資産売却益の内訳は次のとおりです
車両運搬具　783千円
工具器具及び備品　9,535千円
ソフトウェア　1,508千円
計　11,827千円</td></tr>
<tr><td>※４　特別利益その他の内訳は次のとおりです。
匿名組合出資利益　42,195千円</td><td>――――――</td></tr>
<tr><td>※５　固定資産除却損の内訳は次のとおりです。
建物及び構築物　7,110千円
車両運搬具　400千円
機械装置及び運搬具　32千円
ソフトウェア　73千円
工具器具及び備品　34,005千円
計　41,622千円</td><td>※５　固定資産除却損の内訳は次のとおりです。
建物及び構築物　50,905千円
車両運搬具　6,453千円
ソフトウェア　332,498千円
工具器具及び備品　19,248千円
計　409,105千円</td></tr>
<tr><td>※６　固定資産売却損の内訳は次のとおりです。
工具器具及び備品　321千円</td><td>※６　固定資産売却損の内訳は次のとおりです。
機械装置及び運搬具　2千円
工具器具及び備品　273千円
計　275千円</td></tr>
</table>

(連結株主資本等変動計算書関係)
当連結会計年度(自　平成18年１月１日　至　平成18年12月31日)
1　発行済株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式(株)	85,596,122	23,814,618	―	109,410,740

(変動事由の概要)
増加数の主な内訳は、ストックオプションの行使による増加229,800株、新株予約権（第三者割当）の行使による増加10,000,000株、転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加13,584,818株であります。

2　自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式(株)	52,541	1,543	―	54,084

(変動事由の概要)
増加数の主な内訳は、単元未満株式の買取りによる増加1,543株であります。

3　新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当連結会計年度末残高(千円)
			前連結会計年度末	増加	減少	当連結会計年度末	
提出会社	平成10年１月新株引受権	普通株式	8,000	―	―	8,000	―
	平成11年３月新株引受権	普通株式	42,000	―	500	41,500	―
	平成11年12月新株引受権	普通株式	79,800	―	11,700	68,100	―
	平成12年３月新株引受権	普通株式	93,100	―	7,000	86,100	―
	平成14年３月新株引受権	普通株式	28,000	―	―	28,000	―
	第１回新株予約権	普通株式	197,000	―	22,400	174,600	―
	第２回新株予約権	普通株式	51,000	―	2,500	48,500	―
	第３回新株予約権	普通株式	53,500	―	5,200	48,300	―
	第４回新株予約権	普通株式	1,279,000	―	323,000	956,000	―
	第５回新株予約権	普通株式	813,000	―	314,000	499,000	―
	第６回新株予約権	普通株式	720,000	―	134,000	586,000	―
	第７回新株予約権	普通株式	727,000	―	163,000	564,000	―
	第８回新株予約権	普通株式	500,000	―	―	500,000	―
	第９回新株予約権	普通株式	―	―	―	―	―
	第10回新株予約権	普通株式	―	6,500,000	6,500,000	―	―
	第11回新株予約権	普通株式	―	2,000,000	230,000	1,770,000	―
	第12回新株予約権	普通株式	―	10,000,000	10,000,000	―	―
	第13回新株予約権	普通株式	―	770,000	100,000	670,000	24,524
小計			4,591,400	19,270,000	17,813,300	6,048,100	24,524
子会社	1988年ストックオプション	普通株式	―	―	―	―	―
	1998年ストックオプション	普通株式	―	―	―	―	27,389
小計			―	―	―	―	27,389
合計			4,591,400	2,770,000	1,313,300	6,048,100	51,914

(注)１．目的となる株式の数は、権利行使可能数を記載しております。
２．目的となる株式の数の変動事由
①平成11年３月新株引受権の減少は、退職等に伴う失効によるものであります。
②平成11年12月新株引受権の減少は、権利行使によるものであります。
③平成12年３月新株引受権の減少は、権利行使及び退職等に伴う失効によるものであります。
④第１回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。
⑤第２回新株予約権の減少は、退職等に伴う失効によるものであります。
⑥第３回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。
⑦第４回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。
⑧第５回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。
⑨第６回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。
⑩第７回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。
⑪第10回新株予約権の増加及び減少は、発行及び繰上償還に伴う失効によるものであります。
⑫第11回新株予約権の増加及び減少は、発行及び退職等に伴う失効によるものであります。
なお、当該新株予約権は権利行使期間の初日が到来しておりません。
⑬第12回新株予約権の増加及び減少は、発行及び権利行使に伴う減少によるものであります。
⑭第13回新株予約権の増加及び減少は、発行及び退職等に伴う失効によるものであります。
なお、当該新株予約権は権利行使期間の初日が到来しておりません。

4　配当に関する事項
該当事項はありません。

（連結キャッシュ・フロー計算書関係）

<table>
<tr><th>前連結会計年度
（自　平成17年1月1日
至　平成17年12月31日）</th><th>当連結会計年度
（自　平成18年1月1日
至　平成18年12月31日）</th></tr>
<tr><td>1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係（平成17年12月31日）
現金及び預金勘定　3,850,315千円
預入期間が3ヵ月を超える定期預金　74,866千円
現金及び現金同等物　3,775,449千円</td><td>1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係（平成18年12月31日）
現金及び預金勘定　3,497,514千円
預入期間が3ヵ月を超える定期預金　637,806千円
差引　2,859,707千円
有価証券　125,875千円
現金及び現金同等物　2,985,583千円</td></tr>
<tr><td>2　株式交換により新たに連結子会社となった会社の資産及び負債の主な内訳
流動資産　138,621千円
固定資産　46,295千円
資産合計　184,917千円

流動負債　103,935千円
固定負債　57,020千円
負債合計　160,955千円</td><td>――――――</td></tr>
<tr><td>3　株式の売却により連結子会社でなくなった会社の資産及び負債の主な内訳
当連結会計年度に株式の売却により連結子会社でなくなったAllied Widuri SDN.BHD.の資産及び負債の主な内容は次のとおりです。
流動資産　48,510千円
固定資産　124千円
資産合計　48,635千円

流動負債　46,889千円
負債合計　46,889千円</td><td>――――――</td></tr>
<tr><td>4　重要な非資金取引の内容
株式交換による資本剰余金増加高　31,085千円

転換社債の転換
転換社債の転換による資本金増加高　750,000千円

転換社債の転換による資本剰余金増加高　750,000千円

転換による転換社債減少額　1,500,000千円</td><td>4　重要な非資金取引の内容
転換社債の転換
転換社債の転換による資本金増加高　1,525,000千円

転換社債の転換による資本剰余金増加高　1,525,000千円

転換による転換社債減少額　3,050,000千円</td></tr>
</table>

（リース取引関係）

前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 | | 工具器具及び備品 | 無形固定資産その他 | 合計 | 取得価格相当額　228,361千円　90,254千円　318,616千円 減価償却累計額　143,895千円　82,625千円　226,520千円 期末残高相当額　84,466千円　7,629千円　92,095千円	①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 | | 工具器具及び備品 | 無形固定資産その他 | 合計 | 取得価格相当額　150,119千円　20,665千円　170,785千円 減価償却累計額　68,346千円　19,004千円　87,351千円 期末残高相当額　81,773千円　1,660千円　83,434千円
②　未経過リース料期末残高相当額 １年内　39,477千円 １年超　53,752千円 合計　93,229千円	②　未経過リース料期末残高相当額 １年内　38,505千円 １年超　46,118千円 合計　84,623千円
③　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　54,689千円 減価償却相当額　52,406千円 支払利息相当額　2,310千円	③　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　41,066千円 減価償却相当額　38,839千円 支払利息相当額　2,349千円
④　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっています。	④　減価償却費相当額の算定方法 同左
⑤　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。	⑤　利息相当額の算定方法 同左
２　オペレーティング・リース取引 未経過リース料 １年内　315,504千円 １年超　1,063,398千円 合計　1,378,902千円	２　オペレーティング・リース取引 未経過リース料 １年内　225,431千円 １年超　688,541千円 合計　913,973千円 （減損損失について） リース資産に配分された減損損失はありません。

(有価証券関係)

前連結会計年度(平成17年12月31日現在)

1　その他有価証券で時価のあるもの（平成17年12月31日現在)

種類	取得原価 (千円)	連結決算日における 連結貸借対照表計上額 (千円)	差額 (千円)
連結貸借対照表計上額が 取得原価を超えるもの			
株式	8,219	16,419	8,199
債券	―	―	―
その他	―	―	―
小計	8,219	16,419	8,199
連結貸借対照表計上額が 取得原価を超えないもの			
株式	―	―	―
債券	―	―	―
その他	―	―	―
小計	―	―	―
合計	8,219	16,419	8,199

2　時価評価されていない有価証券（平成17年12月31日現在)

	連結貸借対照表計上額(千円)
その他有価証券	
①　非上場株式	620,588
②　転換社債	227,284
合計	847,873

(注)　当連結会計年度において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式40,904千円であります。

3　その他有価証券のうち満期があるものの連結決算日後における償還予定額(平成17年12月31日現在)

	1年以内 (千円)	1年超5年以内 (千円)	5年超10年以内 (千円)	10年超 (千円)
①　債券				
転換社債	―	227,284	―	―
合計	―	227,284	―	―

当連結会計年度(平成18年12月31日現在)

1　その他有価証券で時価のあるもの（平成18年12月31日現在）

種類	取得原価(千円)	連結決算日における連結貸借対照表計上額(千円)	差額(千円)
連結貸借対照表計上額が取得原価を超えるもの			
株式	6,885	10,612	3,726
債券	—	—	—
その他	—	—	—
小計	6,885	10,612	3,726
連結貸借対照表計上額が取得原価を超えないもの			
株式	2,695	2,229	△466
債券	—	—	—
その他	—	—	—
小計	2,695	2,229	△466
合計	9,580	12,841	3,260

2　売却したその他有価証券（自　平成18年１月１日　至　平成18年12月31日）

売却額(千円)	売却益の合計(千円)	売却損の合計(千円)
16	16	—

3　時価評価されていない有価証券（平成18年12月31日現在）

	連結貸借対照表計上額(千円)
その他有価証券	
①　譲渡性預金	125,875
②　非上場株式（注）	637,714
合計	763,589

（注）　当連結会計年度において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式36,614千円、転換社債248,834千円であります。

(デリバティブ取引関係)

1. 取引の状況に関する事項

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
1　取引の内容及び取引の利用目的 当社は、将来の取引市場での為替及び金利等の相場変動に伴うリスクの軽減、または資金調達のコスト低減を目的に、通貨及び金利に係わるデリバティブ取引を利用しております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 ① ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ② ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ　　為替予約取引 ヘッジ対象　借入金の利息　　外貨建金銭債務 ③ ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。 ④ ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ. 金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ. 金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ. 長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ. 長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ. 金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。	1　取引の内容及び取引の利用目的 当社は、将来の取引市場での為替及び金利等の相場変動に伴うリスクの軽減、または資金調達のコスト低減を目的に、通貨及び金利に係わるデリバティブ取引を利用しております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左 ④ ヘッジの有効性評価の方法 同左

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
2　取引に対する取り組み方針及び取引に係わるリスクの内容 当社は、実需に基づく債権・債務を対象としてデリバティブ取引を行っており、投機及びトレーディング目的ではデリバティブ取引は行っておりません。当社が利用しているデリバティブ取引は、全て為替及び金利相場の急激な変動に対するリスクヘッジが目的であります。さらに、契約先の選定にあたっては信用リスクを充分に考慮しております。したがいまして、当社の利用しているデリバティブ取引に係わる市場リスク及び信用リスクは僅少であると認識しております。 3　取引に係わるリスク管理体制 当社は、デリバティブ取引の実行及び管理は財務部にて行っております。財務部は、月ごとの取締役会にて取引内容を報告しております。 また、多額のデリバティブ取引については、取締役会の決定を得た上で実行しております。	2　取引に対する取り組み方針及び取引に係わるリスクの内容 同左 3　取引に係わるリスク管理体制 同左

2．取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

種類	前連結会計年度 (平成17年12月31日現在)				当連結会計年度 (平成18年12月31日現在)			
	契約額等 (千円)	契約額等の うち1年超 (千円)	時価 (千円)	評価損益 (千円)	契約額等 (千円)	契約額等の うち1年超 (千円)	時価 (千円)	評価損益 (千円)
市場取引以外の取引								
為替予約取引								
買建								
米ドル	1,076,815	—	1,117,454	40,643	647,764	—	664,072	16,308
ニュージーランドドル	37,220	—	40,199	2,979	35,222	—	41,741	6,518
合計	1,114,035	—	1,157,654	43,623	682,986	—	705,814	22,827

(注) 1　時価の算定方法

為替予約取引・・・先物相場によっております。

2　上記の為替予約取引の買建は、輸入取引に係る支払に備える為のものであります。

3　ヘッジ会計を適用しているものについては、開示の対象から除いてあります。

(退職給付関係)

前連結会計年度(自平成17年1月1日至平成17年12月31日)

1　採用している退職給付制度の概要

当社は退職金規程に基づく、退職一時金制度を採用しております。また、一部の海外連結子会社においても退職一時金制度を採用しております。

2　退職給付債務に関する事項

①退職給付債務の額	△ 548,660千円
②退職給付引当金の額	△ 534,591千円
③数理計算上の差異の未処理額	14,069千円

3　退職給付費用に関する事項

①退職給付費用の額	71,581千円
②勤務費用の額	59,239千円
③利息費用の額	7,208千円
④数理計算上の差異の費用処理額	5,133千円

4　退職給付債務等の計算の基礎に関する事項

①割引率	1.50%
②退職給付見込額の期間配分方法	期間定額基準
③その他の退職給付債務等の計算の基礎に関する事項	
数理計算上の差異の処理年数	8年(発生時の従業員の平均残存勤務期間内の一定の年数により、発生の翌期より費用処理することとしております。)

当連結会計年度(自平成18年1月1日至平成18年12月31日)

1　採用している退職給付制度の概要

当社は退職金規程に基づく、退職一時金制度を採用しております。また、一部の海外連結子会社においても退職一時金制度を採用しております。

2　退職給付債務に関する事項

①退職給付債務の額	△609,807千円
②退職給付引当金の額	△605,444千円
③数理計算上の差異の未処理額	4,362千円

3　退職給付費用に関する事項

①退職給付費用の額	60,722千円
②勤務費用の額	47,150千円
③利息費用の額	7,157千円
④数理計算上の差異の費用処理額	6,414千円

4　退職給付債務等の計算の基礎に関する事項

①割引率	1.50%
②退職給付見込額の期間配分方法	期間定額基準

③その他の退職給付債務等の計算の基礎に関する事項

数理計算上の差異の処理年数	8年(発生時の従業員の平均残存勤務期間内の一定の年数により、発生の翌期より費用処理することとしております。)

（ストックオプション等関係）

1．ストックオプションの内容、規模及びその変動状況

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については株式数に換算して記載しております。

(1) ストックオプションの内容

a）提出会社

	平成10年１月8日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
付与対象者の区分及び数	当社取締役　６名 当社従業員　83名	当社取締役　６名 当社監査役　54名	当社取締役　８名 当社従業員　89名
ストックオプション数	普通株式　160,000株	普通株式　101,000株	普通株式　150,000株
付与日	平成10年11月13日	平成11年12月1日	平成12年11月21日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成10年11月13日 至　平成12年１月８日	自　平成11年12月１日 至　平成13年３月30日	自　平成12年11月21日 至　平成13年12月21日
権利行使期間	自　平成12年１月８日 至　平成20年１月７日	自　平成13年３月30日 至　平成21年３月29日	自　平成13年12月21日 至　平成21年12月20日

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
付与対象者の区分及び数	当社取締役　15名 当社従業員　150名	当社従業員他　５名	当社取締役　4名 当社従業員　157名 関係会社従業員　22名
ストックオプション数	普通株式　200,000株	普通株式　58,000株	普通株式　269,300株
付与日	平成12年11月21日	平成14年４月15日	平成14年７月24日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成12年11月21日 至　平成14年３月30日	自　平成14年４月15日 至　平成16年３月30日	自　平成14年７月24日 至　平成16年６月７日
権利行使期間	自　平成14年３月30日 至　平成22年３月29日	自　平成16年３月30日 至　平成24年３月29日	自　平成16年６月７日 至　平成24年６月６日

	第２回新株予約権	第３回新株予約権	第４回新株予約権
付与対象者の区分及び数	当社取締役　１名 当社監査役　１名 当社従業員　15名	当社従業員　20名 関係会社従業員　９名	当社監査役　１名 当社従業員　５名 関係会社取締役　１名 関係会社従業員　５名
ストックオプション数	普通株式　65,600株	普通株式　140,500株	普通株式　1,800,000株
付与日	平成15年４月28日	平成15年８月25日	平成16年11月５日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成15年４月28日 至　平成16年６月７日	自　平成15年８月25日 至　平成17年８月26日	自　平成16年11月５日 至　平成17年３月24日
権利行使期間	自　平成16年６月７日 至　平成24年６月６日	自　平成17年３月26日 至　平成25年３月25日	自　平成17年３月24日 至　平成26年３月23日

	第５回新株予約権	第６回新株予約権	第７回新株予約権
付与対象者の区分及び数	関係会社取締役　８名 関係会社従業員　17名	当社取締役　１名 当社従業員　１名 関係会社取締役　２名 関係会社従業員　33名	当社取締役　２名 当社従業員　３名 関係会社取締役　１名 関係会社従業員　40名
ストックオプション数	普通株式　1,065,000株	普通株式　815,000株	普通株式　830,000株
付与日	平成16年12月14日	平成17年２月23日	平成17年３月18日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成16年12月14日 至　平成17年３月24日	自　平成17年２月23日 至　平成17年３月24日	自　平成17年３月18日 至　平成17年３月24日
権利行使期間	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日

	第８回新株予約権	第11回新株予約権	第13回新株予約権
付与対象者の区分及び数	当社取締役　２名 当社監査役　１名 関係会社取締役　２名 関係会社従業員　２名	当社取締役　１名 当社従業員　11名 関係会社取締役　１名 関係会社従業員　65名	当社取締役　２名 当社従業員　２名 関係会社取締役　１名 関係会社従業員　８名
ストックオプション数	普通株式　500,000株	普通株式　2,000,000株	普通株式　770,000株
付与日	平成17年３月31日	平成18年２月27日	平成18年６月８日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成17年３月31日 至　平成18年３月23日	自　平成18年２月27日 至　平成20年２月27日	自　平成18年６月８日 至　平成20年６月８日
権利行使期間	自　平成18年３月23日 至　平成27年３月22日	自　平成18年３月23日 至　平成27年３月22日	自　平成20年２月27日 至　平成27年３月22日

ｂ）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
付与対象者の区分及び数	当社従業員　39名 関係会社従業員等　7名	当社従業員　250名 関係会社従業員等　75名
ストックオプション数	4,108,835株	4,518,770株
付与日	1988年11月～1998年8月	1999年1月～2006年12月
権利確定条件	付与日以降、1年間継続して勤務していること	付与日以降、1年間継続して勤務していること
対象勤務期間	付与日から4年間	付与日から4年間
権利行使期間	権利確定から10年間	権利確定から10年間

(2) ストックオプションの規模及びその変動状況

①ストックオプションの数

a）提出会社

	平成10年1月8日総会決議 新株引受権	平成11年3月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
権利確定前　（株）			
前連結会計年度末	—	—	—
付与	—	—	—
失効	—	—	—
権利確定	—	—	—
未確定残	—	—	—
権利確定後　（株）			
前連結会計年度末	8,000	42,000	79,800
権利確定	—	—	—
権利行使	—	—	11,700
失効	—	500	—
未行使残	8,000	41,500	68,100

	平成12年3月29日総会決議 新株引受権	平成14年3月27日総会決議 新株引受権	第1回新株予約権
権利確定前　（株）			
前連結会計年度末	—	—	—
付与	—	—	—
失効	—	—	—
権利確定	—	—	—
未確定残	—	—	—
権利確定後　（株）			
前連結会計年度末	93,100	28,000	197,000
権利確定	—	—	—
権利行使	3,700	—	400
失効	3,300	—	22,000
未行使残	86,100	28,000	174,600

	第2回新株予約権	第3回新株予約権	第4回新株予約権
権利確定前　（株）			
前連結会計年度末	—	—	—
付与	—	—	—
失効	—	—	—
権利確定	—	—	—
未確定残	—	—	—
権利確定後　（株）			
前連結会計年度末	51,000	53,500	1,279,000
権利確定	—	—	—
権利行使	—	200	113,000
失効	2,500	5,000	210,000
未行使残	48,500	48,300	956,000

	第５回新株予約権	第６回新株予約権	第７回新株予約権
権利確定前　　　（株）			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後　　　（株）			
前連結会計年度末	813,000	720,000	727,000
権利確定	－	－	－
権利行使	88,000	12,000	12,000
失効	226,000	122,000	151,000
未行使残	499,000	586,000	564,000

	第８回新株予約権	第11回新株予約権	第13回新株予約権
権利確定前　　　（株）			
前連結会計年度末	－	－	－
付与	－	2,000,000	770,000
失効	－	230,000	100,000
権利確定	－	－	－
未確定残	－	1,770,000	670,000
権利確定後　　　（株）			
前連結会計年度末	500,000	－	－
権利確定	－	－	－
権利行使	－	－	－
失効	－	－	－
未行使残	500,000	－	－

ｂ）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
権利確定前　　　（株）		
前連結会計年度末	－	477,912
付与	－	266,500
失効	－	138,725
権利確定	－	238,387
未確定残	－	367,300
権利確定後　　　（株）		
前連結会計年度末	1,917,089	1,625,309
権利確定	－	238,387
権利行使	－	－
失効	47,779	476,774
未行使残	1,869,310	1,386,922

②単価情報

a）提出会社

	平成10年１月８日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
権利行使価格　（円）	200	200	310
行使時平均株価　（円）	－	528	－
公正な評価単価 （付与日）　（円）	－	－	－

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
権利行使価格　（円）	400	421	409
行使時平均株価　（円）	599	－	812
公正な評価単価 （付与日）　（円）	－	－	－

	第２回新株予約権	第３回新株予約権	第４回新株予約権
権利行使価　（円）	275	235	239
行使時平均株価　（円）	－	475	506
公正な評価単価 （付与日）　（円）	－	－	－

	第５回新株予約権	第６回新株予約権	第７回新株予約権
権利行使価格　（円）	170	288	336
行使時平均株価　（円）	390	572	652
公正な評価単価 （付与日）　（円）	－	－	－

	第８回新株予約権	第11回新株予約権	第13回新株予約権
権利行使価格　（円）	406	573	290
行使時平均株価　（円）	－	－	－
公正な評価単価 （付与日）　（円）	－	－	204－220

（注）行使時平均株価は、行使日を含む月の東京証券取引所における当社株式の日々の終値の平均（円未満は四捨五入）であり、行使月が複数の場合は、それぞれの月の東京証券取引所における当社株式の日々の終値の平均の合計の平均値（円未満は四捨五入）であります。

b）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
権利行使価格　（米ドル）	－	－
行使時平均株価　（米ドル）	－	－
公正な評価単価 （付与日）　（米ドル）	0.12－1.50	3.00

2．ストックオプションの公正な評価単価の見積方法

当連結会計年度において存在するストックオプションについての公正な評価単価の見積方法は以下のとおりであります。

(1) 使用した評価技法

ストックオプション名	第13回新株予約権	1988年ストックオプション	1998年ストックオプション
使用した評価技法	ブラック・ショールズ式	ブラック・ショールズ式	ブラック・ショールズ式

(2) 主な基礎数値

ストックオプション名	第13回新株予約権	1988年ストックオプション	1998年ストックオプション
株価変動性	85.56%	75%	75%
予想残存期間	5.9～7.4 年	4年	0.5年～3.5年
予想配当（利回り）	0.17%	－	－
無リスク利子率	1.63%	3.185%～4.745%	3.185%～4.745%

(3) 主な基礎数値の見積方法

ストックオプション名	第13回新株予約権	1988年ストックオプション	1998年ストックオプション
株価変動性	5年10ヵ月間（2000年8月から2006年5月まで）のボラティリティに基づき算定した。	－	－
予想残存期間	十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っている。	付与日において権利が確定するものと推定して見積っている。	付与日において権利が確定するものと推定して見積っている。
予想配当	過去の実績に基づき算定した。	－	－
無リスク利子率	1996年6月から2006年5月までの期間の10年物国債の平均利回りである。	セントルイス連邦準備銀行の5年物債券の平均利回りである。	セントルイス連邦準備銀行の5年物債券の平均利回りである。

3．ストックオプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

4．連結財務諸表への影響額

ストックオプション制度による株式報酬費用　　51,914千円

（税効果会計関係）

前連結会計年度 (平成17年12月31日現在)		当連結会計年度 (平成18年12月31日現在)	
1　繰延税金資産及び繰延税金負債の発生の主な原因別内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別内訳	
繰延税金資産		繰延税金資産	
貸倒引当金	46,723千円	たな卸資産評価損	453,576千円
たな卸資産評価損	104,909千円	減価償却費	108,639千円
減価償却費	83,867千円	繰越欠損金	2,098,844千円
繰越欠損金	1,825,224千円	研究開発費	1,984,124千円
研究開発費	1,037,439千円	退職給付引当金	198,465千円
退職給付引当金	183,789千円	投資有価証券減損処理	199,296千円
投資有価証券減損処理	414,602千円	その他	561,191千円
その他	435,507千円	評価性引当額	△5,604,138千円
評価性引当額	△1,219,479千円	繰延税金資産合計	―　千円
繰延税金資産合計	2,912,581千円	繰延税金負債	
繰延税金負債		為替予約	34,310千円
その他有価証券評価差額金	32,476千円	その他有価証券評価差額金	24,891千円
その他	25,178千円	その他	9,121千円
繰延税金負債合計	57,654千円	繰延税金負債合計	68,324千円
繰延税金資産の純額	2,854,926千円	繰延税金負債総額	68,324千円
2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳	
国内の法定実効税率	40.7%	国内の法定実効税率	40.7%
（調整）		（調整）	
海外子会社の税率差異	44.6%	海外子会社の税率差異	△16.1%
国内連結会社の留保所得課税	7.1%	受取配当金等永久差異	1.9%
損金不算入の費用	4.3%	住民税均等割等	△0.4%
住民税均等割等	1.4%	のれん償却	△8.3%
連結調整勘定償却	4.2%	未実現利益の消去における適用税率差異	△1.5%
未実現利益の消去における適用税率差異	6.3%	評価性引当額	△76.9%
評価性引当額	41.8%	その他	△1.5%
その他	△1.5%	税効果会計適用後の法人税等の負担率	△62.1%
税効果会計適用後の法人税等の負担率	148.9%		

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成17年1月1日　至　平成17年12月31日)及び当連結会計年度(自　平成18年1月1日　至　平成18年12月31日)において、当連結グループは、情報通信・ネットワーク関連事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度(自　平成17年1月1日　至　平成17年12月31日)

	日本 (千円)	欧米 (千円)	アジア・ オセアニア (千円)	計 (千円)	消去 又は全社 (千円)	連結 (千円)
Ⅰ　売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	31,985,040	20,028,247	2,541,604	54,554,893	―	54,554,893
(2) セグメント間の内部売上高又は振替高	473,455	449,460	16,475,217	17,398,133	(17,398,133)	―
計	32,458,495	20,477,708	19,016,822	71,953,026	(17,398,133)	54,554,893
営業費用	31,702,527	21,199,099	19,064,523	71,966,150	(17,423,312)	54,542,838
営業利益又は営業損失(△)	755,968	△ 721,391	△ 47,700	△ 13,123	25,178	12,054
Ⅱ　資産	39,054,515	14,655,310	13,514,764	67,224,590	(27,564,347)	39,660,242

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　本邦以外の区分に属する主な国又は地域

(1) 欧米……アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

当連結会計年度(自　平成18年1月1日　至　平成18年12月31日)

	日本 (千円)	欧米 (千円)	アジア・ オセアニア (千円)	計 (千円)	消去 又は全社 (千円)	連結 (千円)
Ⅰ　売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	28,363,034	21,525,777	2,840,936	52,729,748	―	52,729,748
(2) セグメント間の内部売上高又は振替高	1,433,815	584,438	15,923,287	17,941,541	(17,941,541)	―
計	29,796,850	22,110,215	18,764,223	70,671,289	(17,941,541)	52,729,748
営業費用	31,328,309	23,625,545	19,232,546	74,186,402	(18,070,968)	56,115,433
営業損失	1,531,459	1,515,330	468,323	3,515,113	129,427	3,385,685
Ⅱ　資産	31,886,672	15,155,231	14,673,732	61,715,637	(28,709,370)	33,006,267

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　本邦以外の区分に属する主な国又は地域

(1) 欧米……アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

3　(会計処理の変更)に記載のとおり、当連結会計年度より、「ストック・オプション等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第8号)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会　最終改正平成18年5月31日　企業会計基準適用指針第11号)を適用しております。これにより、「日本」において株式報酬費用24,524千円が費用として計上され、営業損失が24,524千円増加しております。また、米国においては、「株式を基礎とした報酬の会計処理」(米国財務会計基準審議会(ＦＡＳＢ)平成16年12月　改訂ＳＦＡＳ第123号)を適用しております。これにより、「欧米」において株式報酬費用27,389千円が費用として計上され、営業損失が27,389千円増加しております。

【海外売上高】

前連結会計年度(自　平成17年1月1日　至　平成17年12月31日)

	北米	欧州	アジア・オセアニア	計
Ⅰ　海外売上高(千円)	8,436,936	11,591,311	2,541,604	22,569,853
Ⅱ　連結売上高(千円)	—	—	—	54,554,893
Ⅲ　連結売上高に占める海外売上高の割合(%)	15.5	21.2	4.7	41.4

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　本邦以外の区分に属する主な国又は地域

(1) 北米……アメリカ、カナダ

(2) 欧州……イギリス、フランス、ドイツ、オランダ、イタリア

(3) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

3　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

当連結会計年度(自　平成18年1月1日　至　平成18年12月31日)

	北米	欧州	アジア・オセアニア	計
Ⅰ　海外売上高(千円)	9,120,355	12,405,421	2,840,936	24,366,713
Ⅱ　連結売上高(千円)	—	—	—	52,729,748
Ⅲ　連結売上高に占める海外売上高の割合(%)	17.3	23.5	5.4	46.2

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　本邦以外の区分に属する主な国又は地域

(1) 北米……アメリカ、カナダ

(2) 欧州……イギリス、フランス、ドイツ、オランダ、イタリア

(3) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

3　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

【関連当事者との取引】

前連結会計年度(自　平成17年１月１日　至　平成17年12月31日)

該当事項はありません。

当連結会計年度(自　平成18年１月１日　至　平成18年12月31日)

役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額(千円)	科目	期末残高(千円)
						役員の兼任等	事実上の関係				
役員及び主要株主	大嶋章禎	―	―	当社代表取締役会長	(被所有) 直接32.1% 間接 9.6%	―	―	新株予約権の引受(注１)	65,000	―	―
役員及び主要株主	大嶋章禎	―	―	当社代表取締役会長	(被所有) 直接32.1% 間接 9.6%	―	―	新株予約権の未行使による消却(注２)	65,000	―	―

(注１)　取引条件及び取引条件の決定方針等

1．平成18年１月19日開催の取締役会で決議された平成18年２月６日発行の第10回新株予約権の引受であります。

2．当社が運転資金を調達することを目的に実施しており、取引条件は、株式市場の状況や当社の財務状況を踏まえ、決定したものであります。

3．上記金額の取引金額には、消費税等は含まれておりません。

(注２)　取引条件及び取引条件の決定方針等

1．平成18年８月30日開催の取締役会で決議された平成18年９月１日実施の第10回新株予約権の消却であります。

2．当社が別途決議した新株予約権付社債の発行により、運転資金を調達することになったため、全部消却を行ったものであります。

3．上記金額の取引金額には、消費税等は含まれておりません。

（１株当たり情報）

項目	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
１株当たり純資産額	128円14銭	76円16銭
１株当たり当期純損失	0円38銭	84円84銭
潜在株式調整後 １株当たり当期純利益	―	―
	なお、潜在株式調整後１株当たり当期純利益金額については、１株当たり当期純損失が計上されているため記載しておりません。	同左

（注）１株当たり当期純損失の算定上の基礎は以下のとおりであります。

	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
連結損益計算書上の当期純損失	31,328千円	8,075,840千円
普通株式に係る当期純損失	31,328千円	8,075,840千円
普通株主に帰属しない金額	―	―
普通株式の期中平均株式数	82,703,858株	95,191,365株

（重要な後発事象）

前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
１．新規発行新株予約権証券 平成18年１月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）の決議を行っており、平成18年２月６日全額の払込を受けております。 （１）募集の条件 発行数：1,000個 発行価額の総額： 65,000,000円 発行価額：65,000円 （本新株予約権の目的である株式1株当り10円） 払込期日：平成18年2月6日（月） 払込取扱場所：住友信託銀行株式会社 東京中央支店 割当予定先の概要及び当社と割当予定先との関係等 割当予定先の氏名又は名称：大嶋　章禎 割当新株予約権数：1,000個 払込金額：65,000,000円 割当先予定先の内容／住所：5602 L Lakeview Drive Kirkland, WA, USA 割当先予定先の内容／職業：当社代表取締役会長兼CEO 当社との関係／出資関係：割当予定先が保有している当社株式の数36,360,000株 当社との関係／取引関係等：該当事項なし 当社との関係／人的関係：当社代表取締役会長兼CEO	１．新株予約権付社債に付された新株予約権の行使による増資 平成19年１月１日から平成19年２月28日までの間に、2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の権利行使があり、資本金及び資本準備金が増加いたしました。内容は以下のとおりであります。 増加した株式の種類及び数　普通株式　20,703,313株 増加した資本金　1,212,500千円 増加した資本準備金　1,212,500千円
２．新規発行新株予約権付社債 平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）の決議を行っており、平成18年2月6日全額の払込を受けております。 （１）募集の条件 記名・無記名の別：無記名式 発行価額の総額：5,000,000,000円 発行価額：額面100円につき金100円 但し、本新株予約権は無償にて発行するものとする。 利率（％）：本社債には利息を付さない。 利息支払の方法：該当事項なし 償還期限：平成20年2月6日（水） 払込期日：平成18年2月6日（月） 割当予定先の概要及び当社と割当予定先との関係等 割当予定先の氏名又は名称：Merrill Lynch International 割当転換社債型新株予約権付社債（額面）：5,000,000,000円 払込金額：5,000,000,000円 割当先予定先の内容／住所：Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom 割当先予定先の内容／代表者の氏名：Bob Wigley 当社との関係／出資関係：該当事項なし 当社との関係／取引関係等：該当事項なし 当社との関係／人的関係：該当事項なし	２．新株予約権付社債の買入消却 平成19年２月22日開催の当社取締役会において、アライドテレシスホールディングス株式会社2010年満期無担保転換社債型新株予約権付社債の未償還額の全額を買入消却することを決議し、平成19年３月８日に未償還額全額の14億50百万円の買入消却を実施いたしました。 （１）買入消却の理由 本社債発行要項における償還条項に基づき、本社債権者との協議のうえ、本社債者より未償還額の全額を買入れ、償却するものであります。 （２）買入消却額及び買入償却の方法 買入償却予定日における未償還額全額の買入償却による。 （３）買入価格 額面100円につき104円 （４）業績に与える影響 今回の買入消却により、58百万円の償却損が発生いたしました。

<table>
<tr><th>前連結会計年度
（自　平成17年１月１日
至　平成17年12月31日）</th><th>当連結会計年度
（自　平成18年１月１日
至　平成18年12月31日）</th></tr>
<tr><td>――――――</td><td>３．第三者割当による新株予約権の発行
平成19年３月９日開催の当社取締役会において、アライドテレシスホールディングス株式会社第14回新株予約権の発行を決議し、第三者割当契約を締結するとともに、平成19年３月26日に全額の払込を受けております。
（１）募集の条件
新株予約権の数：300個
目的となる株式の数：25,200,000株
発行価額の総額：10,500,000円
（新株予約権１個あたり35,000円）
払込期日：平成19年３月26日（月）
当初行使価額：125円
行使期間：2007年３月26日から2011年３月25日まで
（２）割当先の概要及び当社と割当先との関係
<table>
<tr><td colspan="2">割当予定先の氏名又は名称</td><td>Lehman Brothers Commercial Corporation Asia Limited</td></tr>
<tr><td colspan="2">割当新株予約権</td><td>300個</td></tr>
<tr><td colspan="2">払込金額</td><td>10,500,000円</td></tr>
<tr><td rowspan="2">割当先予定先の内容</td><td>住所</td><td>Level 26, Two International Finance Centre, 8 Finance Street, Central, Hong Kong</td></tr>
<tr><td>代表者の氏名</td><td>Cheung Ming Joseph</td></tr>
<tr><td rowspan="3">当社との関係</td><td>出資関係</td><td>該当事項なし</td></tr>
<tr><td>取引関係等</td><td>該当事項なし</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
</table>
</td></tr>
</table>

⑥ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（千円）	当期末残高（千円）	利率(%)	担保	償還期限
アライドテレシスホールディングス㈱	第２回無担保社債	平成17年9月30日	800,000	532,000	６ヶ月TIBOR+0.15%	―	平成20年9月30日
アライドテレシスホールディングス㈱	2010年満期ユーロ円建無担保転換社債型新株予約権付社債（注）２	平成18年9月21日	―	4,050,000	―	―	平成22年9月17日
合計（注）１，３	―	―	800,000 (268,000)	4,582,000 (268,000)	―	―	―

（注）１　「期末残高」欄の(内書）は、１年内償還予定の金額であります。

２　2010年満期ユーロ円建無担保転換社債型新株予約権付社債に関する記載は次のとおりであります。

新株予約権行使期間	当初転換価格（円）	下限転換価格（円）	発行株式	資本組入額
平成18年９月22日～平成22年９月16日	230	115	普通株式	出資財産額の50%

３　連結決算日後５年間の償還予定額は以下のとおりであります。

１年以内（千円）	１年超２年以内（千円）	２年超３年以内（千円）	３年超４年以内（千円）	４年超５年以内（千円）
268,000	264,000	―	4,050,000	―

【借入金等明細表】

区分	前期末残高（千円）	当期末残高（千円）	平均利率（%）（注）１	返済期限
短期借入金	7,464,993	4,351,281	2.509	―
１年以内に返済予定の長期借入金	4,561,378	3,247,295	1.315	―
長期借入金（１年以内に返済予定のものを除く。）（注）２	4,756,424	1,326,178	2.338	平成20年
合計	16,782,795	8,924,754	―	―

（注）１　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載しております。

２　長期借入金の連結決算日後５年以内における返済予定額は以下のとおりであります。

１年超２年以内（千円）	２年超３年以内（千円）	３年超４年以内（千円）	４年超５年以内（千円）
1,326,178	―	―	―

（２）【その他】

該当事項はありません。

2 【財務諸表等】

(1)【財務諸表】

① 【貸借対照表】

		第19期 (平成17年12月31日現在)			第20期 (平成18年12月31日現在)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			2,221,991			1,803,366	
2 受取手形	※2		110,247			156,557	
3 売掛金	※1		751,388			406,716	
4 前払費用			64,597			60,617	
5 繰延税金資産			888,524			—	
6 短期貸付金	※1		15,259,141			16,155,292	
7 未収入金	※1		523,175			909,612	
8 関係会社立替債権			381,603			292,320	
9 未収収益	※1		—			352,403	
10 預け金	※3		—			2,000,000	
11 その他流動資産	※1		611,771			76,944	
貸倒引当金			△3,579,000			△7,038,000	
流動資産合計			17,233,441	56.2		15,175,830	61.5

区分	注記番号	第19期 (平成17年12月31日現在) 金額(千円)		構成比(%)	第20期 (平成18年12月31日現在) 金額(千円)		構成比(%)
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		720,238			662,854		
減価償却累計額		316,409	403,828		277,547	385,306	
(2) 構築物		12,689			12,689		
減価償却累計額		6,798	5,890		7,616	5,072	
(3) 車両運搬具		3,654			3,654		
減価償却累計額		3,176	478		3,328	325	
(4) 工具器具及び備品		70,796			153,345		
減価償却累計額		43,800	26,995		46,550	106,795	
(5) 土地			579,872			579,872	
(6) 建設仮勘定			1,497			—	
有形固定資産合計			1,018,563	3.3		1,077,373	4.4
2 無形固定資産							
(1) ソフトウェア			147,403			105,869	
無形固定資産合計			147,403	0.5		105,869	0.4
3 投資その他の資産							
(1) 投資有価証券			860,342			597,178	
(2) 関係会社株式			10,405,499			7,171,108	
(3) 関係会社長期貸付金			504,925			263,883	
(4) 破産更生債権			203,390			—	
(5) 繰延税金資産			250,612			—	
(6) 差入保証金			194,693			213,097	
(7) その他投資			48,031			55,255	
貸倒引当金			△ 203,390			—	
投資その他の資産合計			12,264,105	40.0		8,300,523	33.7
固定資産合計			13,430,072	43.8		9,483,766	38.5
資産合計			30,663,514	100.0		24,659,597	100.0

区分	注記番号	第19期（平成17年12月31日現在）金額（千円）		構成比（%）	第20期（平成18年12月31日現在）金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　短期借入金			6,870,000			3,778,000	
2　一年以内返済予定長期借入金			4,555,128			3,239,328	
3　一年以内償還予定社債			268,000			268,000	
4　未払金	※1		1,141,990			911,632	
5　未払費用			21,134			23,078	
6　未払法人税等			35,928			30,560	
7　繰延税金負債			―			9,351	
8　預り金			4,601			7,029	
9　前受収益			8,747			1,152	
10　賞与引当金			11,362			38,497	
11　関係会社立替債務			―			1,350,418	
12　その他流動負債			152,578			36,829	
流動負債合計			13,069,472	42.6		9,693,879	39.3
Ⅱ　固定負債							
1　社債	※3		532,000			4,314,000	
2　長期借入金			4,753,806			1,326,178	
3　繰延税金負債			―			24,891	
4　退職給付引当金			42,854			35,132	
5　その他固定負債			33,286			33,286	
固定負債合計			5,361,947	17.5		5,733,489	23.3
負債合計			18,431,419	60.1		15,427,368	62.6

区分	注記番号	第19期 (平成17年12月31日現在) 金額(千円)		構成比 (%)	第20期 (平成18年12月31日現在) 金額(千円)		構成比 (%)
(資本の部)							
Ⅰ　資本金	※4		4,996,366	16.3		—	—
Ⅱ　資本剰余金							
1　資本準備金		7,126,908			—		
資本剰余金合計			7,126,908	23.3		—	—
Ⅲ　利益剰余金							
1　利益準備金		21,520			—		
2　任意積立金							
(1)　別途積立金		100,000			—		
3　当期未処理損失		47,834			—		
利益剰余金合計			73,685	0.2		—	—
Ⅳ　その他有価証券評価差額金			46,599	0.2		—	—
Ⅴ　自己株式	※5		△11,466	△0.1		—	—
資本合計			12,232,094	39.9		—	—
負債資本合計			30,663,514	100.0		—	—

区分	注記番号	第19期（平成17年12月31日現在） 金額(千円)		構成比(%)	第20期（平成18年12月31日現在） 金額(千円)		構成比(%)
(純資産の部)							
Ⅰ 株主資本							
1 資本金	※4		―	―		7,697,146	31.2
2 資本剰余金							
(1) 資本準備金		―			9,827,574		
資本剰余金合計			―	―		9,827,574	39.8
3 利益剰余金							
(1) 利益準備金		―			21,520		
(2) その他利益剰余金							
繰越利益剰余金		―			△8,376,499		
利益剰余金合計			―	―		△8,354,979	△33.9
4 自己株式	※5		―	―		△11,929	△0.0
株主資本合計			―	―		9,157,811	37.1
Ⅱ 評価・換算差額等							
1 その他有価証券評価差額金			―	―		36,267	0.1
2 繰延ヘッジ損益			―	―		13,624	0.1
評価・換算差額等合計			―	―		49,892	0.2
Ⅲ 新株予約権			―	―		24,524	0.1
純資産合計			―	―		9,232,228	37.4
負債純資産合計			―	―		24,659,597	100.0

② 【損益計算書】

区分	注記番号	第19期（自 平成17年1月1日 至 平成17年12月31日）金額(千円)		百分比(%)	第20期（自 平成18年1月1日 至 平成18年12月31日）金額(千円)		百分比(%)
Ⅰ 営業収益	※1						
1 ロイヤリティ収入		6,207,471			6,840,638		
2 不動産賃貸収入		388,677	6,596,149	100.0	352,121	7,192,760	100.0
Ⅱ 営業費用	※1.2.3						
1 研究開発費		5,379,702			6,447,065		
2 不動産賃貸原価		334,344			315,383		
3 その他営業費用		1,112,424	6,826,471	103.5	1,625,862	8,388,311	116.6
営業損失			230,322	△3.5		1,195,551	△16.6
Ⅲ 営業外収益							
1 受取利息	※1	784,801			976,917		
2 有価証券利息		7,396			9,041		
3 受取配当金	※1	189,922			327,204		
4 金利スワップ評価益		25,972			—		
5 為替予約評価益		3,819			4,439		
6 為替差益		977,841			166,674		
7 購買サービス収入	※1	—			182,149		
8 雑収入		171,201	2,160,955	32.8	48,185	1,714,611	23.8
Ⅳ 営業外費用							
1 支払利息		314,145			264,547		
2 社債利息		—			2,377		
3 貸倒引当金繰入額		980,000			734,000		
4 雑損失		23,015			14,270		
5 新株発行費		14,610			—		
6 株式交付費		—			11,740		
7 金融支払手数料		42,500	1,374,271	20.9	10,270	1,037,205	14.4
経常利益又は経常損失(△)			556,361	8.4		△518,144	△7.2

区分	注記番号	第19期（自 平成17年1月1日 至 平成17年12月31日）金額(千円)		百分比(%)	第20期（自 平成18年1月1日 至 平成18年12月31日）金額(千円)		百分比(%)
Ⅴ 特別利益							
1 匿名組合出資利益		42,195	42,195	0.6	—		
Ⅵ 特別損失							
1 固定資産除却損	※4	4,605			52,501		
2 投資有価証券評価損		40,904			285,449		
3 貸倒引当金繰入額		—			2,824,000		
4 関係会社株式評価損		86,205			3,498,416		
5 その他特別損失		—	131,716	2.0	185,137	6,845,505	95.2
税引前当期純利益又は当期純損失(△)			466,840	7.0		△7,363,650	△102.4
法人税、住民税及び事業税		△169,766			△106,105		
法人税等調整額		697,494	527,728	7.9	1,171,121	1,065,015	14.8
当期純損失			60,887	△ 0.9		8,428,665	△117.2
前期繰越利益			13,053			—	
当期未処理損失			47,834	△ 0.7		—	

不動産賃貸原価明細書

区分	注記番号	第19期（自 平成17年1月1日 至 平成17年12月31日）金額(千円)	構成比(%)	第20期（自 平成18年1月1日 至 平成18年12月31日）金額(千円)	構成比(%)
Ⅰ 地代家賃		315,858	94.5	287,088	91.0
Ⅱ 減価償却費		11,501	3.5	21,927	7.0
Ⅲ 租税公課		6,984	2.0	6,367	2.0
合計		334,344	100.0	315,383	100.0

③ 【利益処分計算書】

区分	注記番号	第19期 (平成18年3月30日) 金額(千円)	
Ⅰ 当期未処理損失			47,834
Ⅱ 任意積立金取崩額			
別途積立金取崩額		100,000	100,000
Ⅲ 次期繰越利益			52,165

④ 【株主資本等変動計算書】

当事業年度(自 平成18年1月1日 至 平成18年12月31日)

	株主資本		
	資本金	資本剰余金	
		資本準備金	資本剰余金合計
平成17年12月31日残高(千円)	4,996,366	7,126,908	7,126,908
事業年度中の変動額			
新株予約権の行使	2,700,779	2,700,666	2,700,666
当期純損失	—	—	—
別途積立金の取崩し	—	—	—
自己株式の取得	—	—	—
株主資本以外の項目の事業年度中の変動額(純額)	—	—	—
事業年度中の変動額合計(千円)	2,700,779	2,700,666	2,700,666
平成18年12月31日残高(千円)	7,697,146	9,827,574	9,827,574

	株主資本					
	利益剰余金				自己株式	株主資本合計
	利益準備金	その他利益剰余金		利益剰余金合計		
		別途積立金	繰越利益剰余金			
平成17年12月31日残高(千円)	21,520	100,000	△47,834	73,685	△11,466	12,185,494
事業年度中の変動額						
新株予約権の行使	—	—	—	—	—	5,401,445
当期純損失	—	—	△8,428,665	△8,428,665	—	△8,428,665
別途積立金の取崩し	—	△100,000	100,000	—	—	—
自己株式の取得	—	—	—	—	△462	△462
株主資本以外の項目の事業年度中の変動額(純額)	—	—	—	—	—	—
事業年度中の変動額合計(千円)	—	△100,000	△8,328,665	△8,428,665	△462	△3,027,682
平成18年12月31日残高(千円)	21,520	—	△8,376,499	△8,354,979	△11,929	9,157,811

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成17年12月31日残高(千円)	46,599	5,473	52,073	—	12,237,567
事業年度中の変動額					
新株予約権の行使	—	—	—	—	5,401,445
当期純損失	—	—	—	—	△8,428,665
別途積立金の取崩し	—	—	—	—	—
自己株式の取得	—	—	—	—	△462
株主資本以外の項目の事業年度中の変動額(純額)	△10,332	8,151	△2,181	24,524	22,343
事業年度中の変動額合計(千円)	△10,332	8,151	△2,181	24,524	△3,005,339
平成18年12月31日残高(千円)	36,267	13,624	49,892	24,524	9,232,228

継続企業の前提に重要な疑義を抱かせる事象又は状況

第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
―――――――	当社は、平成16年12月期において営業損失1,147,240千円、当期純損失4,254,574千円を計上し、平成17年12月期において営業損失230,322千円、当期純損失60,887千円を計上しました。また、当事業年度におきましても、営業損失1,195,551千円、当期純損失8,428,665千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前事業年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。また、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、新製品開発の激化や製品価格の下落等が続き、極めて厳しい状況で推移しました。しかしながら、翌事業年度は、ネットワーク総合メーカーとして再度原点に立ち、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実を図ることにより、ギガビット関連製品市場において継続的な売上を見込んでおります。また、昨年より新たなビジネスモデルとしてスタートしましたIP-GSP（グローバル・サービス・プロバイダー）による米軍横田基地へのIPTV等のサービス提供開始や、ＩＢＭ等の大手システムインテグレーターとの欧米を中心とした販売提携をさらに発展させることにより、IPトリプルプレイ事業の確実な売上が見込めるものと考えております。これに加え、研究開発費については投資対象の絞り込みによる削減を実施し、生産体制についてもＥＭＳ（Electronic Manufacturing Service）の活用による製造コスト低減に継続的に取り組んでおります。よって、翌事業年度以降においては、営業損益の黒字化を計画しております。上記計画達成に必要な資金手当については、翌事業年度内に60億円の資金調達を計画しており、これに伴い重要な後発事象に関する注記　3.第三者割当による新株予約権の発行に記載の第14回新株予約権第三者割当契約を締結いたしました。 従いまして、財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を財務諸表には反映しておりません。

重要な会計方針

項目	第19期 (自　平成17年1月1日 至　平成17年12月31日)	第20期 (自　平成18年1月1日 至　平成18年12月31日)
1　有価証券の評価基準及び評価方法	(1)　その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法 (2)　子会社株式及び関連会社株式 移動平均法による原価法	(1)　その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法 (2)　子会社株式及び関連会社株式 同左
2　デリバティブの評価基準及び評価方法	時価法	同左
3　固定資産の減価償却の方法	(1)　有形固定資産 定率法 ただし、平成10年4月1日以降取得した建物（建物付属設備は除く）については定額法 主な耐用年数 建物（３年～３９年） 構築物（１５年） 車両運搬具（６年） 工具器具及び備品（３年～２０年） (2)　無形固定資産 自社利用のソフトウェア 社内における利用可能期間（３年又は５年）に基づく定額法 販売用のソフトウェア 販売可能な見込有効期間（３年）に基づく定額法	(1)　有形固定資産 同左 (2)　無形固定資産 同左
4　繰延資産の処理方法	(1)　社債発行費 支払時全額費用処理 (2)　新株発行費 支払時全額費用処理	(1)　社債発行費 発生時に全額を費用処理しております。 (2)　株式交付費 発生時に全額を費用処理しております。
5　外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左

項目	第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
6　引当金の計上基準	(1)　貸倒引当金 　債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2)　賞与引当金 　従業員に対して支給する賞与に備えるため、当期に負担するべき支給見込額を計上しております。 (3)　退職給付引当金 　従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当期末において発生していると認められる額を計上しております。 　数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（８年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。	(1)　貸倒引当金 同左 (2)　賞与引当金 同左 (3)　退職給付引当金 同左
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
8　ヘッジ会計の方法	(1)　ヘッジ会計の方法 　繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 (2)　ヘッジ手段とヘッジ対象 ヘッジ手段　　金利スワップ 　　　　　　　為替予約取引 ヘッジ対象　　借入金の利息 　　　　　　　外貨建金銭債務 (3)　ヘッジ方針 　当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(1)　ヘッジ会計の方法 同左 (2)　ヘッジ手段とヘッジ対象 同左 (3)　ヘッジ方針 同左

項目	第19期 (自　平成17年1月1日 至　平成17年12月31日)	第20期 (自　平成18年1月1日 至　平成18年12月31日)
	(4) ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ. 金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ. 金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ. 長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ. 長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ. 金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。	(4) ヘッジの有効性評価の方法 同左
9　その他財務諸表作成のための重要な事項	(1) 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっており控除対象外消費税及び地方消費税は、当期の費用と処理しております。 (2) 連結納税制度の適用 当事業年度から連結納税制度を適用しております。 (3) 匿名組合契約による持分の会計処理 当社の出資に係わる匿名組合(レバレッジドリース)の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を未払金に計上する処理を採用しております。 なお、同組合は平成17年8月31日をもって終了しております。	(1) 消費税等の会計処理 同左 (2) 連結納税制度の適用 連結納税制度を適用しております。 ―――――

（会計処理の変更）

第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
――――――	（固定資産の減損に係る会計基準） 当事業年度より、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審査議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 これによる当事業年度の損益に与える影響はありません。
――――――	（貸借対照表の純資産の部の表示に関する会計基準） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用しております。 これによる損益に与える影響はありません。 なお、従来の「資本の部」の合計に相当する金額は9,194,079千円であります。 財務諸表等規則の改正により、当事業年度における財務諸表は、改正後の財務諸表等規則により作成しております。
――――――	（ストック・オプション等に関する会計基準等） 当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第8号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年５月31日　企業会計基準適用指針第11号）を適用しております。 これにより、株式報酬費用24,524千円が費用として計上され、営業損失、経常損失及び税引前当期純損失が24,524千円増加しております。

（表示方法の変更）

第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
――――――	（貸借対照表） 前事業年度において流動資産の「その他流動資産」に含めて表示しておりました「未収収益」（前事業年度末残高 189,316千円）については、総資産合計の100分の１を超えたため、当事業年度より区分掲記しております。
――――――	（損益計算書） １．繰延資産の会計処理に関する当面の取扱いについては、当事業年度より、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準委員会　平成18年８月11日　実務対応報告第19号）を適用しております。 これによる当事業年度の損益に与える影響はありません。 また、前事業年度において、営業外費用の内訳として表示していた「新株発行費」は、当事業年度より「株式交付費」として表示しております。 ２．前事業年度において営業外収益の「雑収入」に含めて表示しておりました「購買サービス収入」（前事業年度150,997千円）については、営業外収益合計の100分の10を超えたため、当事業年度より区分掲記しております。

（追加情報）

第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
１.連結納税制度 当事業年度より連結納税制度を適用しております。	――――――
２.外形標準課税 「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後に開始する事業年度より外形標準課税制度が導入されたことに伴い、当会計年度から「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（平成16年2月13日　企業会計基準委員会　実務対応報告第12号）に従い法人事業税の付加価値割及び資本割については、営業費用に計上しております。 この結果、営業費用が30,256千円増加し、営業損失、経常利益及び税引前当期純利益が、それぞれ30,256千円減少しております。	――――――

注記事項

（貸借対照表関係）

第19期 （平成17年12月31日現在）	第20期 （平成18年12月31日現在）
※1　関係会社に係わる注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　751,388千円 短期貸付金　15,221,141千円 未収入金　509,532千円 その他流動資産　718,310千円 未払金　1,008,533千円	※1　関係会社に係わる注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　406,716千円 短期貸付金　16,155,292千円 未収入金　781,314千円 未収収益　352,403千円 未払金　799,686千円
偶発債務 Allied Telesyn International (Asia)Pte.Ltd リース契約に対する債務保証 (8,484千SG$)　601,477千円 アライドテレシス株式会社 借入金に対する債務保証　300,000千円 計　901,477千円	偶発債務 Allied Telesis (Hong Kong)Ltd 売買契約に対する債務保証 (11,890千USD)　1,416,277千円 Allied Telesyn International (Asia)Pte.Ltd リース契約に対する債務保証 (5,983千SG$)　464,415千円 アライドテレシス株式会社 借入金に対する債務保証　300,000千円 計　2,180,692千円
※2　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　32,386千円	※2　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　47,499千円
※3　――――――	※3　預け金2,000,000千円は、エスクロー契約に係る預け金で平成18年9月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債(償還日平成22年9月17日ロンドン時間)6,000,000千円のうち、Hammonds社に当社名義で保管されている拘束預金であります。 当該拘束預金は、4,000,000千円を超える社債券の株式転換あるいは譲渡がなされた場合に、その行使額に見合う額の拘束が解かれるエスクロー契約であるため、預金ではなく預け金として表示しております。
※4　会社が発行する株式の総数　普通株式　311,940,000株 発行済株式総数　普通株式　85,596,122株	※4　――――――
※5　自己株式の保有数　普通株式　52,541株	※5　――――――
※6　(配当制限) 有価証券の時価評価等により、純資産額が46,599千円増加しております。 なお、当該金額は商法施行規則第124条第3号の規定により、配当に充当することが制限されております。	※6　――――――

(損益計算書関係)

第19期 (自　平成17年1月1日 至　平成17年12月31日)	第20期 (自　平成18年1月1日 至　平成18年12月31日)
※1　関係会社との取引に係わるものが次のとおり含まれております。 営業収益　6,596,149千円 受取利息　783,999千円 研究開発費　5,379,702千円 受取配当金　188,765千円	※1　関係会社との取引に係わるものが次のとおり含まれております。 営業収益　7,192,760千円 受取利息　975,731千円 研究開発費　6,364,351千円 購買サービス収入　182,149千円 受取配当金　325,868千円
※2　その他の営業費用の主な費目及び金額は次のとおりであります。 役員報酬　185,310千円 給料手当　282,085千円 賞与　45,136千円 賞与引当金繰入額　5,974千円 退職給付引当金繰入額　5,690千円 地代家賃　303,216千円 減価償却費　149,048千円	※2　その他の営業費用の主な費目及び金額は次のとおりであります。 役員報酬　139,505千円 給料手当　394,230千円 賞与　47,115千円 賞与引当金繰入額　15,461千円 報酬手当　160,179千円 地代家賃　84,686千円 支払手数料　143,782千円 減価償却費　142,677千円
※3　営業費用に含まれる研究開発費の金額 5,379,702千円	※3　営業費用に含まれる研究開発費の金額 6,447,065千円
※4　固定資産除却損の内訳は次のとおりであります。 建物　4,573千円 工具器具及び備品　32千円 計　4,605千円	※4　固定資産除却損の内訳は次のとおりであります。 建物　48,706千円 工具器具及び備品　3,795千円 計　52,501千円

（株主資本等変動計算書関係）

当事業年度（自　平成18年１月１日　至　平成18年12月31日）

１　自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当事業年度末
自己株式				
普通株式（株）	52,541	1,543	－	54,084

（変動事由の概要）

増加数の主な内訳は、次の通りであります。

単元未満株式の買取りによる増加　　1,543株

(リース取引関係)

第19期
(自　平成17年1月1日
至　平成17年12月31日)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具及び備品	合計
取得価額相当額	42,504千円	42,054千円
減価償却累計額相当額	8,476千円	8,476千円
期末残高相当額	34,027千円	34,027千円

②　未経過リース料期末残高相当額

1年内	14,509千円
1年超	19,638千円
合計	34,147千円

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	9,016千円
減価償却費相当額	8,476千円
支払利息相当額	659千円

④　減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

⑤　利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。

第20期
(自　平成18年1月1日
至　平成18年12月31日)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具及び備品	合計
取得価額相当額	42,504千円	42,504千円
減価償却累計額相当額	23,007千円	23,007千円
期末残高相当額	19,496千円	19,496千円

②　未経過リース料期末残高相当額

1年内	19,638千円
1年超	－千円
合計	19,638千円

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	15,456千円
減価償却費相当額	14,530千円
支払利息相当額	946千円

④　減価償却費相当額の算定方法
同左

⑤　利息相当額の算定方法
同左

(減損損失について)
リース資産に配分された減損損失はありません。

(有価証券関係)

第19期(平成17年12月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

第20期(平成18年12月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

第19期（平成17年12月31日現在）

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

項目	金額
繰延税金資産	
研究開発費	838,695千円
繰越欠損金	141,072千円
投資有価証券減損処理	95,319千円
貸倒引当金繰入額	1,455,603千円
関係会社株式減損	292,954千円
長期貸付金為替差損	18,269千円
少額減価償却資産	11,014千円
退職給付引当金	21,379千円
未払費用	12,311千円
その他	95,449千円
評価性引当額	△1,810,949千円
繰延税金資産合計	1,171,121千円
繰延税金負債	
その他有価証券評価差額金	31,983千円
繰延税金負債合計	31,983千円
繰延税金資産の純額	1,139,137千円

2　法定実効税率と税効果会計適用後の法人税の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

項目	率
法定実効税率	40.7%
（調整）	
損金不算入の費用	△15.6%
住民税均等割等	0.8%
評価性引当額	78.6%
留保金課税	6.6%
その他	1.9%
税効果会計適用後の法人税等の負担率	113.0%

第20期（平成18年12月31日現在）

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

項目	金額
繰延税金資産	
研究開発費	1,078,188千円
繰越欠損金	103,110千円
投資有価証券減損処理	199,261千円
貸倒引当金繰入額	2,863,762千円
関係会社株式減損	1,642,150千円
少額減価償却資産	2,246千円
賞与引当金	16,537千円
退職給付引当金	14,295千円
未払費用	10,341千円
その他	98,288千円
評価性引当額	△6,028,181千円
繰延税金資産合計	－千円
繰延税金負債	
為替予約	9,351千円
その他有価証券評価差額金	24,891千円
繰延税金負債合計	34,242千円
繰延税金負債総額	34,242千円

2　法定実効税率と税効果会計適用後の法人税の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

項目	率
法定実効税率	40.7%
（調整）	
受取配当金等永久差異	1.8%
住民税均等割等	△0.1%
連結納税対象会社離脱による影響額	△0.1%
評価性引当額	△57.3%
その他	0.5%
税効果会計適用後の法人税等の負担率	△14.5%

（1株当たり情報）

項目	第19期 （自　平成17年1月1日 至　平成17年12月31日）	第20期 （自　平成18年1月1日 至　平成18年12月31日）
1株当たり純資産額	142円99銭	84円20銭
1株当たり当期純損失	0円74銭	88円54銭
	なお、潜在株式調整後1株当たり当期純利益については、1株当たり当期純損失が計上されているため記載しておりません。	同左

（注）　1株当たり当期純損失の算定上の基礎は以下のとおりであります。

	第19期 （平成17年12月31日現在）	第20期 （平成18年12月31日現在）
損益計算書上の当期純損失	60,887千円	8,428,665千円
普通株式に係る当期純損失	60,887千円	8,428,665千円
普通株主に帰属しない金額	—	—
普通株式の期中平均株式数	82,703,858株	95,191,365株

（重要な後発事象）

第19期
（自　平成17年１月１日
至　平成17年12月31日）

１．新規発行新株予約権証券
平成18年１月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）の決議を行っており、平成18年２月６日全額の払込を受けております。
（１）募集の条件
発行数：1,000個
発行価額の総額： 65,000,000円
発行価額：65,000円
（本新株予約権の目的である株式1株当り10円）
払込期日：平成18年2月6日（月）
払込取扱場所：住友信託銀行株式会社
東京中央支店
割当予定先の概要及び当社と割当予定先との関係等

割当予定先の氏名又は名称		大嶋　章禎
割当新株予約権数		1,000個
払込金額		65,000,000円
割当先予定先の内容	住所	5602 L Lakeview Drive Kirkland, WA, USA
	職業	当社代表取締役会長兼CEO
当社との関係	出資関係	割当予定先が保有している当社株式の数 36,360,000株
	取引関係等	該当事項なし
	人的関係	当社代表取締役会長兼CEO

２．新規発行新株予約権付社債
平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）の決議を行っており、平成18年2月6日全額の払込を受けております。
（１）募集の条件
記名・無記名の別：無記名式
発行価額の総額：5,000,000,000円
発行価額：額面100円につき金100円
但し、本新株予約権は無償にて発行するものとする。
利率（％）：本社債には利息を付さない。
利息支払の方法：該当事項なし
償還期限：平成20年2月6日（水）
払込期日：平成18年2月6日（月）
割当予定先の概要及び当社と割当予定先との関係等

割当予定先の氏名又は名称		Merrill Lynch International
割当転換社債型新株予約権付社債（額面）		5,000,000,000円
払込金額		5,000,000,000円
割当先予定先の内容	住所	Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
	代表者の氏名	Bob Wigley
当社との関係	出資関係	該当事項なし
	取引関係等	該当事項なし
	人的関係	該当事項なし

第20期
（自　平成18年１月１日
至　平成18年12月31日）

１．新株予約権付社債に付された新株予約権の行使による増資
平成19年１月１日から平成19年２月28日までの間に、2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の権利行使があり、資本金及び資本準備金が増加いたしました。内容は以下のとおりであります。

増加した株式の種類及び数	普通株式　20,703,313株
増加した資本金	1,212,500千円
増加した資本準備金	1,212,500千円

２．新株予約権付社債の買入消却
平成19年２月22日開催の当社取締役会において、アライドテレシスホールディングス株式会社2010年満期無担保転換社債型新株予約権付社債の未償還額の全額を買入消却することを決議し、平成19年３月８日に未償還額全額の14億50百万円の買入消却を実施いたしました。
（１）買入消却の理由
本社債発行要項における償還条項に基づき、本社債権者との協議のうえ、本社債者より未償還額の全額を買入れ、償却するものであります。
（２）買入消却額及び買入償却の方法
買入償却予定日における未償還額全額の買入償却による。
（３）買入価格
額面100円につき104円
（４）業績に与える影響
今回の買入消却により、58百万円の償却損が発生いたしました。

<table>
<tr><th>第19期
（自　平成17年１月１日
至　平成17年12月31日）</th><th>第20期
（自　平成18年１月１日
至　平成18年12月31日）</th></tr>
<tr><td>――――――</td><td>３．第三者割当による新株予約権の発行
平成19年３月９日開催の当社取締役会において、アライドテレシスホールディングス株式会社第14回新株予約権の発行を決議し、第三者割当契約を締結するとともに、平成19年３月26日に全額の払込を受けております。
（１）募集の条件
新株予約権の数：300個
目的となる株式の数：25,200,000株
発行価額の総額：10,500,000円
（新株予約権１個あたり35,000円）
払込期日：平成19年３月26日（月）
当初行使価額：125円
行使期間：2007年３月26日から2011年３月25日まで
（２）割当先の概要及び当社と割当先との関係
<table>
<tr><td colspan="2">割当予定先の氏名又は名称</td><td>Lehman Brothers Commercial Corporation Asia Limited</td></tr>
<tr><td colspan="2">割当新株予約権</td><td>300個</td></tr>
<tr><td colspan="2">払込金額</td><td>10,500,000円</td></tr>
<tr><td rowspan="2">割当先予定先の内容</td><td>住所</td><td>Level 26, Two International Finance Center, 8 Finance Street, Central, Hong Kong</td></tr>
<tr><td>代表者の氏名</td><td>Cheung Ming Joseph</td></tr>
<tr><td rowspan="3">当社との関係</td><td>出資関係</td><td>該当事項なし</td></tr>
<tr><td>取引関係等</td><td>該当事項なし</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
</table></td></tr>
</table>

⑤ 【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数(株)	貸借対照表計上額(千円)
投資有価証券	その他有価証券	Sphere communications Inc	17,676,380	571,728
		ダイワボウ情報システム㈱	6,169	10,612
		㈱アイアールストリート	200	10,000
		㈱システムソリューションセンターとちぎ	200	4,390
		㈱ネットタイム	200	448
		IsoSpace Inc.	718,080	0
		㈱テレマンコミュニケーションズ	100	0
		その他	2,644,795	0
計			21,046,124	597,178

【債券】

銘柄			券面総額(千米ドル)	貸借対照表計上額(千円)
投資有価証券	その他有価証券	IsoSpace Inc.転換社債	1,925	0
計			1,925	0

【有形固定資産等明細表】

資産の種類	前期末残高(千円)	当期増加額(千円)	当期減少額(千円)	当期末残高(千円)	当期末減価償却累計額又は償却累計額(千円)	当期償却額(千円)	差引当期末残高(千円)
有形固定資産							
建物	720, 238	62, 560	119, 943	662, 854	277, 547	32, 442	385, 306
構築物	12, 689	—	—	12, 689	7, 616	817	5, 072
車両運搬具	3, 654	—	—	3, 654	3, 328	152	325
工具器具及び備品	70, 796	118, 054	35, 505	153, 345	46, 550	34, 392	106, 795
土地	579, 872	—	—	579, 872	—	—	579, 872
建設仮勘定	1, 497	—	1, 497	—	—	—	—
有形固定資産計	1, 388, 748	180, 615	156, 946	1, 412, 416	335, 043	67, 805	1, 077, 373
無形固定資産							
ソフトウェア	359, 769	147, 713	11, 046	496, 436	390, 567	140, 232	105, 869
無形固定資産計	359, 769	147, 713	11, 046	496, 436	390, 567	140, 232	105, 869

(注) 1. 建物の当期増加額の主な内容は、本社移転（61, 114千円）によるものです。
建物の当期減少額は、本社移転（119, 944千円）によるものです。
2. 工具器具及び備品の当期増加額の主な内容は、本社移転（49, 556千円）及び情報システム部移管（43, 998千円）によるものです。
3. ソフトウェアの当期増加額の主な内容は、ライセンス使用料一時金（14, 800千円）及び情報システム部移管（41, 407千円）によるものです。

【引当金明細表】

区分	前期末残高(千円)	当期増加額(千円)	当期減少額(目的使用)(千円)	当期減少額(その他)(千円)	当期末残高(千円)
貸倒引当金	3, 782, 390	3, 558, 000	302, 390	—	7, 038, 000
賞与引当金	11, 362	38, 497	11, 362	—	38, 497
退職給付引当金	42, 854	3, 239	10, 961	—	35, 132

（2）【主な資産及び負債の内容】

① 資産の部

イ 現金及び預金

区分	金額(千円)
現金	75
預金の種類	
当座預金	751,669
普通預金	263,992
通知預金	180,000
外貨預金	7,537
定期預金	600,000
別段預金	90
預金計	1,803,290
合計	1,803,366

ロ 受取手形

(イ)相手先別内訳

相手先	金額(千円)
東芝情報システムプロダクツ㈱	78,017
三和コンピュータ㈱	45,752
三谷商事㈱	22,384
キヤノンネットワークコミュニケーションズ㈱	3,547
萩原電気㈱	2,485
その他	4,369
合計	156,557

(ロ)期日別内訳

期日別	金額(千円)
平成19年１月満期	98,805
平成19年２月満期	42,234
平成19年３月満期	15,517
合計	156,557

ハ　売掛金

(イ)相手先別内訳

相手先	金額(千円)
Allied Telesyn International (Cayman), Ltd.	156,215
Allied Telesis Inc.	126,351
Allied Telesyn South Asia Pte. Ltd.	121,210
アライドテレシスネットワークス㈱	2,940
合計	406,716

(ロ)売掛金滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)}{(A)+(B)}\times 100$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
751,388	7,492,275	7,836,947	406,716	95.1%	28.21

(注)　消費税等の会計処理は税抜方式を採用しておりますが、上記「当期発生高」には消費税等が含まれております。

ニ　短期貸付金

区分	金額(千円)
Allied Telesyn (Hong Kong) Ltd.	6,669,463
コレガホールディングス㈱	2,672,000
Allied Telesyn International (Asia) Pte. Ltd.	2,633,998
Allied Telesis Inc.	2,411,474
Allied Telesyn International S.A.	1,243,983
その他　(注)	524,373
合計	16,155,292

(注)　アライドテレシスネットワークス㈱ 他

ホ　関係会社株式

区分	金額(千円)
アライドテレシス㈱	5,909,079
Allied Telesis Labs Ltd.	606,720
Allied Telesis Capital Corp.	345,000
㈱アライドテレシス開発センター	103,539
Allied Telesis Labs (Philippines) Inc.	63,043
その他　(注)	143,726
合計	7,171,108

(注) Allied Telesis Labs, Inc. 他

② 負債の部

イ 短期借入金

借入先	金額(千円)
㈱三菱東京ＵＦＪ銀行	878,000
㈱りそな銀行	800,000
㈱みずほ銀行	500,000
農林中央金庫	500,000
㈱三井住友銀行	300,000
その他	800,000
合計	3,778,000

ロ 1年以内返済予定長期借入金

借入先	金額(千円)
㈱三菱東京ＵＦＪ銀行	1,172,000
㈱三井住友銀行	840,328
㈱りそな銀行	350,000
㈱みずほ銀行	175,000
その他	702,000
合計	3,239,328

ハ 社債

銘柄	発行年月日	前期末残高(千円)	当期末残高(千円)	利率(%)	担保	償還期限
第2回無担保社債	平成17年9月30日	800,000 (268,000)	532,000 (268,000)	6ヶ月 TIBOR+0.15%	—	平成20年9月30日
2010年満期ユーロ円建無担保転換社債型新株予約権付社債	平成18年9月21日	—	4,050,000	—	—	平成22年9月17日
合計	—	800,000 (268,000)	4,582,000 (268,000)	—	—	—

(注) 「前期末残高」及び「当期末残高」欄の（内書）は、1年内償還予定の金額であります。

ニ　関係会社立替債務

相手先	金額(千円)
アライドテレシス㈱	1,144,753
㈱アライドテレシス開発センター	205,664
計	1,350,418

ホ　長期借入金

借入先	金額(千円)
㈱三井住友銀行	441,178
㈱みずほ銀行	425,000
㈱りそな銀行	100,000
その他	360,000
合計	1,326,178

（３）【その他】

該当事項はありません。

第６ 【提出会社の株式事務の概要】

事業年度	１月１日から12月31日まで
定時株主総会	３月中
基準日	12月31日
株券の種類	10,000株券、1,000株券、100株券
剰余金の配当の基準日	６月30日、12月31日
１単元の株式数	100株
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
株主名簿管理人	大阪府大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社　全国本支店
名義書換手数料	無料
新券交付手数料	印紙税相当額
単元未満株式の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
株主名簿管理人	大阪府大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社　全国本支店
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載方法	電子公告（ＵＲＬ　http://www.at-global.com) ※ただし、やむを得ない事由により電子公告によることができない場合は、産経新聞に掲載する方法により行う。
株主に対する特典	該当事項はありません。

(注) 当社は定款において単元未満株主の権利を制限しております。

単元未満株主は以下の権利のみ行使することができます。

①会社法第189条第２項各号に掲げる権利

②取得請求権付株式の取得を請求する権利

③募集株式又は募集新株予約権の割当を受ける権利

第７　【提出会社の参考情報】

１　【提出会社の親会社等の情報】

当社には、親会社等は有りません。

２　【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

（１）	有価証券届出書及び その添付書類	新株予約権	平成18年１月19日 関東財務局長に提出
（２）	有価証券届出書及び その添付書類	新株予約権付社債	平成18年１月19日 関東財務局長に提出
（３）	臨時報告書	企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定（ストックオプション制度に基づく新株予約権発行）に基づくもの	平成18年３月３日 関東財務局長に提出
（４）	有価証券報告書及び その添付書類	事業年度　　自　平成17年１月１日 （第19期）　至　平成17年12月31日	平成18年３月31日 関東財務局長に提出
（５）	有価証券届出書及び その添付書類	新株予約権	平成18年６月１日 関東財務局長に提出
（６）	臨時報告書	企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定（ストックオプション制度に基づく新株予約権発行）に基づくもの	平成18年６月12日 関東財務局長に提出
（７）	臨時報告書	企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定（円建転換社債型新株予約権付社債の発行）に基づくもの	平成18年８月30日 関東財務局長に提出
（８）	半期報告書	事業年度　　自　平成18年１月１日 （第20期）　至　平成18年６月30日	平成18年９月29日 関東財務局長に提出
（９）	臨時報告書	企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定（新株予約権の発行）に基づくもの	平成19年３月９日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成18年3月30日

アライドテレシスホールディングス株式会社
取 締 役 会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	安	浪	重	樹	印
指定社員 業務執行社員	公認会計士	吉	村	孝	郎	印
指定社員 業務執行社員	公認会計士	板	垣	雄	士	印

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成17年1月1日から平成17年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社及び連結子会社の平成17年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める 。

追記情報

重要な後発事象に記載されているとおり、会社は平成18年2月6日に新株予約権及び新株予約権付社債を発行した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成１９年３月２８日

アライドテレシスホールディングス株式会社
取 締 役 会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井　上　隆　司　印
指定社員 業務執行社員	公認会計士	板　垣　雄　士　印

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成１８年１月１日から平成１８年１２月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社及び連結子会社の平成１８年１２月３１日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

１．継続企業の前提の注記に記載のとおり、会社は、四期連続して重要な当期純損失を計上している状況にある。この状況により、継続企業の前提に関する重大な疑義が存在している。当該状況に関する経営改善計画及び当該計画達成のために必要な資金手当について当該注記に記載されている。連結財務諸表は、継続企業の前提を基礎として作成されており、このような重要な疑義の影響を連結財務諸表には反映していない。

２．重要な後発事象に以下の事象が記載されている。

① 会社は平成１９年１月及び２月に新株予約権の行使を受け、資本金及び資本準備金がそれぞれ増加している。

② 会社は平成１９年３月８日に無担保転換社債型新株予約権付社債の買入消却を実施している。

③ 会社は平成１９年３月９日開催の取締役会で新株予約権の発行を決議し、第三者割当契約を締結している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※ 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成18年3月30日

アライドテレシスホールディングス株式会社
取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	安	浪	重	樹	印
指定社員 業務執行社員	公認会計士	吉	村	孝	郎	印
指定社員 業務執行社員	公認会計士	板	垣	雄	士	印

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成17年1月1日から平成17年12月31日までの第19期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社の平成17年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成18年2月6日に新株予約権及び新株予約権付社債を発行した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成１９年３月２８日

アライドテレシスホールディングス株式会社
取 締 役 会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井　上　隆　司　印
指定社員 業務執行社員	公認会計士	板　垣　雄　士　印

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成１８年１月１日から平成１８年１２月３１日までの第２０期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社の平成１８年１２月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

１．継続企業の前提の注記に記載のとおり、会社は、三期連続して重要な当期純損失を計上している状況にある。この状況により、継続企業の前提に関する重大な疑義が存在している。当該状況に関する経営改善計画及び当該計画達成のために必要な資金手当について当該注記に記載されている。財務諸表は継続企業の前提を基礎として作成されており、このような重要な疑義の影響を財務諸表には反映していない。

２．重要な後発事象に以下の事象が記載されている。

①　会社は平成１９年１月及び２月に新株予約権の行使を受け、資本金及び資本準備金がそれぞれ増加している。

②　会社は平成１９年３月８日に無担保転換社債型新株予約権付社債の買入消却を実施している。

③　会社は平成１９年３月９日開催の取締役会で新株予約権の発行を決議し、第三者割当契約を締結している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。



平成 19 年 3 月 13 日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大嶋章禎
(コード番号: 6835・東証第 2 部)
問合せ先責任者　IR部部長　原洋一
(TEL. 03-5437-6007)
(URL　http://ir.at-global.com/)

（追加・訂正）第 14 回新株予約権（第三者割当て）発行に関するお知らせ

平成 19 年 3 月 9 日に発表いたしました表記資料につきまして、追加・訂正をいたしましたのでお知らせします。なお、今回の追加・訂正は開示情報をより分かりやすくするためのもので、本スキームにつきましては変更ございません。

追加・訂正箇所については太字 MS ゴシックでアンダーラインを引いて明示しておりますので、ご確認ください。

以上

平成 19 年 3 月 13 日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大嶋章禎
(コード番号: 6835・東証第 2 部)
問合せ先責任者　ＩＲ部部長　原 洋 一
(TEL. 03-5437-6007)
(URL　http://ir.at-global.com/)

（追加・訂正）第 14 回新株予約権（第三者割当て）発行に関するお知らせ

当社は、平成 19 年 3 月 9 日開催の当社取締役会において、第三者割当による第 14 回新株予約権（以下、**「本新株予約権」**といいます。）の発行を決議いたしましたので、その概要につき、下記のとおりお知らせいたします。

＜資金調達の目的＞
当社は、グローバル企業として日本のみならず、欧米、アジア・オセアニアと販売エリアが広く各国順調に事業が立ち上がってきており、欧米においては大手システム・インテグレーターとの先行投資型の大きなプロジェクトに取り組んでおります。また、日本はじめ世界のブロードバンド化にともない、高速で高機能なギガ、１０ギガ・スイッチ・ネットワーク機器の製品化をさらに推進し、ネットワーク総合メーカーとして先進的開発に取り組む使命を果たしていかなければなりません。

2007 年は特に大きく飛躍する 5 カ年計画の最初の年であり、当社では今後の成長を確かなものにするためには企業としての安定性を、さらに充実させることが最重要であると考え、平成 18 年 12 月期においては財務体質の強化、収益構造の強化を図り、将来に対する債務を一括で処理することにし、その結果、既に発表いたしましたとおり、平成 18 年 12 月期決算(連結)においては、米国子会社のれん償却費および投資有価証券評価損、固定資産除却損など約 18 億円の特別損失を出し、さらに繰延税金資産の減損が約 29 億円あり損失が大きく膨らみました。これは当社にとって財務体質の強化、収益構造の強化を図るうえでその弊害となる恐れがあることから、将来に対する債務を一括で処理することにしたものであり、その結果として大きな業績修正を行うにいたりました。

このような状況を鑑み、当社では今後の資金調達についても、財務バランスの見直しが不可欠であると考え、今回新たに新株予約権を発行しエクイティでの資金調達を行い資本増強を図ることといたしました。
本新株予約権による資金調達はその権利行使により発行される新株式の数が固定されており、株式の価値の希薄化に十分に考慮したものとなっております。また、権利行使請求期間中の株価の推移により、当社に出資される金額が変動するため、株価に対する当社の経営陣の責任の意図を明確にした資金調達方法であると考えております。

ご注意：この文章は、当社が本新株予約権の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。なお、国内における募集または売出しは行われません。また、この文章は、米国を含むあらゆる地域における同新株予約権の募集を構成するものではありません。米国 1933 年証券法に基づいて登録を行うかまたは登録の免除を受ける場合を除き、米国において同新株予約権の募集または販売を行うことはできません。米国において証券の募集が行われる場合には、米国 1933 年証券法に基づいて作成される英文目録見書が用いられます。なお、米国における募集は行われません。

記

1．本新株予約権の名称

アライドテレシスホールディングス株式会社第14回新株予約権

2．発行する本新株予約権の数

300個

3．本新株予約権の目的となる株式の種類及び種類ごとの数の算定方法

(1) 種　類

当社普通株式

(2) 数

本新株予約権の行使により当社が当社普通株式を新たに発行又はこれに代えて当社の有する当社普通株式を移転（以下、当社普通株式の発行又は移転を当社普通株式の「**交付**」と総称する。）する数（以下「**割当株式数**」という。）は、本新株予約権1個あたり1000万円を基準株価で除した数（10の位を四捨五入し、100株単位の数とする。）とする（以下「**割当株式数**」という。）。なお、「**基準株価**」とは、2007年3月12日（当日を含む）からの5連続取引日の、東京証券取引所における当社普通株式の普通取引の売買高加重平均価格の単純平均値（円位未満を切り上げる。）をいうものとし、「**取引日**」とは、東京証券取引所が営業を行っている日（但し売買高加重平均価格のない日を除く。）をいうものとし、「**東京証券取引所**」とは、株式会社東京証券取引所又はその後継取引所若しくは代替取引所であって当社普通株式の取引が行われるものをいうものとする。

4．本新株予約権の払込金額及びその算定根拠

(1) 1個当り35,000円とする。

(2) 算定根拠

下記7．及び9．記載のとおり、当社取締役会は2007年3月26日以降いつでも本新株予約権の取得を決議することが可能であり、且つ取得される本新株予約権は取得日以降行使できないこと、本新株予約権を割当てる契約とともにリーマン・ブラザーズ証券株式会社と当社との間で2007年3月9日付Facility Agreement（以下「**ファシリティー契約**」という。）が締結され、**当該契約に基づく借入金額として**15億円の低利の無担保融資が実行される予定であること、その他本新株予約権の内容を考慮して、ブラック・ショールズモデルによる算定結果を参考に、本新株予約権1個の払込金額を35,000円とした。

5．払込期日及び本新株予約権の割当日

2007年3月26日（香港時間）

6．本新株予約権の行使に際して出資の目的とする財産

(1) 本新株予約権の行使に際して出資される財産は、

(i) 金銭

(ii)ファシリティー契約に基づき本新株予約権の新株予約権者が当社に対して有する、弁済期の到来している一切の金銭債権（金銭債権による現物出資）

(iii)新株予約権の発行後に上記(ii)に追加してファシリティー契約

(複数の契約となる場合を含む。)(以下「追加ファシリティー契約」という。)が締結された場合は、追加ファシリティー契約に基づき本新株予約権者が当社に対して有する、弁済期の到来している一切の金銭債権(金銭債権による現物出資)

注1ファシリティー契約に基づき、本新株予約権の所持人により本新株予約権が行使された場合、貸主の選択により行使価額と同額が借入金の全部または一部(場合によっては)に充当(相殺)される。なお、新株予約権発行および借入実行時のスキームについては、「17. その他」の図を参照のこと。

注2債権の弁済期日は原則として融資実行日から2年間。ただし、2年以内に本新株予約権の行使をした場合は、行使分につき弁済期が到来する。

(2) 本新株予約権の行使に際して出資される財産の価額は、行使請求に係る本新株予約権の数に割当株式数を乗じ、さらに行使価額を乗じた額とする。

(3) 当初における行使価額

本新株予約権の行使に際して出資される当社普通株式1株あたりの財産の価額(以下、「**行使価額**」という。)は、当初、基準株価の105%(円位未満は切り上げる。)(以下「**当初行使価額**」という。)とする。

(4) 行使価額の修正

本新株予約権の発行後、行使価額は、毎週の最終取引日(以下「**行使価額修正日**」という。)を最終日(当日を含む。)とする3連続取引日(以下当該連続取引日を「**時価算定期間**」という。)の、東京証券取引所における毎日の当社普通株式の普通取引の売買高加重平均価格の単純平均値(小数第2位まで計算し、その少数第2位を切り捨てる。)の90%に相当する金額(円位未満は切り上げる。以下「**修正行使価額**」という。)に修正され、当該修正行使価額は、当該行使価額修正日の翌営業日以降適用される。時価算定期間内に、本項(5)で定める行使価額の調整事由が生じた場合には、修正行使価額は本要項に従い、調整される。ただし、かかる算出の結果、修正行使価額が基準株価の50%の円位未満は切り上げた金額(以下「**下限行使価額**」という。ただし、本項(5)により調整される。)を下回る場合には、下限行使価額をもって修正行使価額とし、また、修正行使価額が基準株価の300%(以下「**上限行使価額**」という。ただし、本項(5)により調整される。)を上回る場合には、上限行使価額をもって修正行使価額とする。

下記9.にしたがって当社が通知及び公告を行ったときは、通知及び公告を行った日の3営業日後の日において、又は、下記11.にもかかわらず、当社取締役会の承認なくして、Lehman Brothers Asia Capital Company以外の者に対して本新株予約権の譲渡がなされたときは、譲渡がなされた日において、行使価額は、当該日の前日までの3連続取引日(当日を含み、売買高加重平均価格のない日を除く。)の東京証券取引所における当社普通株式の普通取引の売買高加重平均価格の単純平均値(小数第2位まで計算し、その小数第2位を切り捨てる。)の300%で円位未満を切り上げた金額に修正され、修正後の行使価額は、当該日の翌営業日から適用される。以降、毎週最終取引日(以下「**通知・公告・譲渡後修正日**」という。)の翌営業日以降、通知・公告・譲渡後修正日までの各3連続取引日(通知・公告・譲渡後修正日当日を含み、売買高加重平均価格のない日を除く。)の東京証券取引所における当社普通株式の普通取引の売買高加重平均価格の単純平均値(小数第2位まで計算し、その小数第2位を切り捨てる。)の300%で円位未満を切り上げた金額に修正され、修正後の行使価額は、当該通知・公告・譲渡後修正日の翌営業日から適用される。

(5) 行使価額の調整

当社は、本新株予約権の発行後、当社普通株式の時価を下回る払込金額をもって当社普通株式を新たに発行又は当社の有する当社普通株式を処分する場合には、次に定める算

式をもって行使価額を調整する。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行・処分株式数} \times \text{1株当たりの払込金額}}{\text{時価}}}{\text{既発行株式数＋新発行・処分株式数}}$$

また、当社は、当社普通株式の分割・併合、又は時価を下回る払込金額をもって当社普通株式の交付と引換えに当社に取得される証券（権利）若しくは当社に取得させることができる証券（権利）、当社普通株式の交付を請求できる新株予約権の交付と引換えに当社に取得される証券（権利）若しくは当社に取得させることができる証券（権利）、又は当社普通株式の交付を請求できる新株予約権を発行する場合等にも適宜行使価額を調整する。

7．本新株予約権を行使することができる期間

2007 年 3 月 26 日から 2011 年 3 月 25 日（いずれも日本時間）まで。但し、下記 9.に従い、当社が本新株予約権を取得する場合、当該取得の対象となる本新株予約権については、当該取得の効力が発生する日の前日まで。東京における銀行営業日であるにもかかわらず、当社の非営業日とする場合には、当社は、7 営業日前までに本新株予約権者に通知することにより、一定の日を、本新株予約権を行使できない当社の非営業日として指定するものとする。但し、かかる当社の非営業日は連続 5 暦日を越えないものとし、かつ東京における銀行営業日であるにもかかわらず、当社の非営業日とする日は年間 10 日を超えてはならない。

8．その他の本新株予約権の行使の条件

各本新株予約権の一部行使はできない。

9．本新株予約権の取得事由及び取得の条件

当社は、2007 年 3 月 26 日以降いつでも、取締役会決議に従い、会社法第 273 条第 2 項（及び一部取得の場合は同法第 274 条第 3 項）及び第 293 条第 1 項の規定に従って当該取得日の 1 ヶ月前迄に公告及び通知することにより、取得の際に払込金額と同額を本新株予約権者に支払って、残存する本新株予約権の全部又は一部を取得することができる。一部を取得する場合には、抽選その他の合理的な方法により行うものとする。

10．本新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金

本新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第 40 条第 1 項の規定に従い算出される資本金等増加限度額の 2 分の 1 の金額とし計算の結果 1 円未満の端数を生じる場合はその端数を切り上げた額とする。その残額を増加する資本準備金の額とする。

11．本新株予約権の譲渡に関する事項

本新株予約権の譲渡については、当社取締役会の承認を要するものとする。なお、Lehman Brothers Commercial Corporation Asia Limited から Lehman Brothers Asia Capital Company に対する譲渡については予めこれを承認する。

12．新株予約権証券に関する事項

本新株予約権にかかる新株予約権証券は、無記名式とする。本新株予約権の所持人は、本新株予約権にかかる新株予約権証券の記名式への転換を請求できないものとする。

13. 募集の方法
第三者割当の方法により、全ての新株予約権を、Lehman Brothers Commercial Corporation Asia Limited （特定海外投資家）に割り当てる方法による。

14. 組織再編時の取扱い
該当事項ありません。**組織再編があった場合、協議事項となります。**

15. 行使請求受付場所
当社本店

16. 払込取扱場所
香港上海銀行　東京支店

17. その他
新株予約権発行及び借入実行時のスキーム
注) Lehman Brothers Commercial Corporation Asia Limited (LBCCA)
Lehman Brothers Asia Capital Company (LBAC)
リーマン・ブラザーズ証券株式会社 (LBJKK)


LBCCA
①新株予約権発行
③新株予約権譲渡
(第三者割当後一括)
②新株予約権代金払込
当社
LBAC
④融資実行
⑤融資債権の譲渡
(融資実行後一括)
LBJKK

【ご参考】

1．調達資金の使途

(1) 調達資金の使途

新株予約権発行による手取概算額並びに新株予約権が権利行使された場合の調達資金の合計31億4050万円（予定）は、ファシリティー契約に基づく借入金額**(15億円予定)の返済**とともに、一般事業資金として**IPトリプルプレイ事業ならびにネットワーク機器事業の運用資金（借入金額返済後の残額）として**使用する予定です。なお、調達資金の合計額については、本文6－(3)(4)の当初における行使価額、行使価額の修正により変動します。

(2) 前回調達資金の使途の変更

該当事項はありません。

(3) 業績に与える見通し

今期の業績予想に変更はありません。

2．株主への利益配分等

(1) 利益配当に関する基本方針

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当の継続を目指しております。

なお、平成18年12月期は業績悪化により無配とさせていただきましたが、早期に株主様のご期待に沿えるよう、全社一丸となって業績回復に取り組んでまいります。

(2)過去３決算期間の配当状況

	平成16年12月期	平成17年12月期	平成18年12月期
1株当たり当期純利益	△54.12円	△0.74円	△84.84円
1株当たり年間配当金	1.00円	－円	－円
実績配当性向	－%	－%	－%
株主資本利益率	－%	－%	－%
株主資本配当率	0.7%	－%	－%

（注）1 平成16年8月20日付で、1株につき10株の割合で株式分割を行っております。このため、平成16年12月期の1株当たり当期純利益は、期首に株式分割が行われたものとして算出しております。

2 平成17年12月期及び平成18年12月期の1株当たりの配当は、無配としております。

3 平成16年12月期の実質配当性向は、1株当たり当期純損失が計上されているため記載しておりません。

4 株主資本利益率は、決算期末の当期純利益を株主資本（期首の資本の部の合計と期末の資本の部の合計の平均）で除した数値であります。なお、平成16年12月期、平成17年12月期及び平成18年12月期の株主資本利益率は、当期純損失が計上されているため記載しておりません。

5 株主資本配当率は、年間配当金総額を株主資本（期首の資本の部の合計と期末の資本の部の合計の平均）で除した数値であります。

3．その他

(1) 潜在株式による希薄化情報

今回のファイナンスを実施することにより、平成19年3月8日現在の発行済株式総数および潜在株式総数に対する潜在株式の比率は23.3%となる見込みであります。

（注）潜在株式数の比率は、既に発行されている新株予約権が全て権利行使された場合に発行される株式数並びに、今回発行する第14回新株予約権が全て当初行使価額で権利行使された場合に発行される株式数を直近の発行済株式総数で除した数値であります。なお、本新株予約権の当初行使価額は現時点では未確定であります。このため、上記潜在株式の比率の算出においては、ご参考までに平成19年3月8日の東京証券取引所における当社普通株式の終値をもって算出しております。

(2) 過去3年間に行われたエクイティ・ファイナンスの状況

①エクイティ・ファイナンスの状況

年月日	増資額	増資後資本金	摘要
自平成17年1月1日 至平成17年6月30日	779,227,900円	4,140,670,900円	第1回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使 750,000,000円 ストックオプションの行使 29,227,900円
自平成17年7月1日 至平成17年12月31日	855,695,700円	4,996,366,600円	第9回新株予約権（第三者割当）の行使 821,137,500円 ストックオプションの行使 34,458,200円
自平成18年1月1日 至平成18年6月30日	1,162,912,600円	6,159,279,200円	第2回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使 550,000,000円 第12回新株予約権（第三者割当）の行使 588,848,000円 ストックオプションの行使 24,064,600円
自平成18年7月1日 至平成18年12月31日	1,537,867,000円	7,697,146,200円	第12回新株予約権（第三者割当）の行使 561,252,000円 2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の行使 975,000,000円 ストックオプションの行使 1,615,000円
自平成19年1月1日 至平成19年3月8日	1,300,000,000円	8,997,146,200円	2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の行使 1,300,000,000円

（注）1　第1回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権は、全て行使されております。

2　第9回新株予約権（第三者割当）は、全て行使されております。

3　第2回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権は、社債総額50億円のうち11億円分が行使されております。なお、平成18年7月3日に20億円、平成18年8月25日に19億円の繰上償還を実施いたしましたので、現在残額はありません。

4　第12回新株予約権（第三者割当）は、全て行使されております。

5　2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権は、額面45.5億円が行使されております。なお、平成19年3月8日に14.5億円の残高全額の買入消却を実施いたしましたので、現在残額はありません。

□過去３決算期間及び直前の株価等の推移

	平成16年12月期	平成17年12月期	平成18年12月期	平成19年12月期
始　値	185円	175円	811円	135円
高　値	921円	985円	940円	150円
安　値	151円	172円	123円	102円
終　値	174円	806円	131円	125円
株価収益率	－倍	－倍	－倍	－

（注）1　平成19年12月期の株価については、平成19年3月8日現在で表示しています。
2　平成16年8月20日付で、1株につき10株の割合で株式分割を行っております。このため、平成16年12月期の始値、高値、安値、終値については、期首に株式分割が行われたものとして株価を調整のうえ表示しております。
3　株価収益率は、決算期末の株価（終値）を当該決算期末の1株当たり当期純利益で除した数値であります。

(3)　割当予定先の概要

割当予定先の氏名又は名称		Lehman Brothers Commercial Corporation Asia Limited
割当新株予約権数		300個
払込金額		金1050万円
割当予定先の内容	住所	Level 26, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	代表者の氏名	Cheung Ming Joseph
	事業の内容	各種金融業務
	大株主及び持株比率	LBCCA Holdings I　Inc. LBCCA Holdings II　Inc.
当社との関係	出資関係	該当事項はありません
	取引関係等	該当事項はありません
	人的関係等	該当事項はありません

(4)　その他

リーマン・ブラザーズ証券株式会社及びそのグループ会社は、本新株予約権の行使期間の終了までの間、本新株予約権の権利行使の結果取得することとなる当社普通株式の数量の範囲内で行う当社普通株式と同一銘柄の株式の売付け等以外の本新株予約権の権利行使の結果取得することとなる当社株式に関わる空売りを目的として、当社株式の借株を行わないことになっております。

なお、本新株予約権の発行に際して当社の取締役は、リーマン・ブラザーズ証券株式会社又はそのグループ会社に対して当社株式の貸株を一切行わないことを、当社取締役全員で確認しております。

以　上

RECEIVED
2007 MAY 29 A 5:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

平成19年3月9日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大嶋章禎
(コード番号:6835・東証第2部)
問合せ先責任者　IR部部長　原洋一
(TEL. 03-5437-6007)
(URL http://ir.at-global.com/)

第14回新株予約権（第三者割当て）発行に関するお知らせ

当社は、平成19年3月9日開催の当社取締役会において、第三者割当による第14回新株予約権（以下、「本新株予約権」といいます。）の発行を決議いたしましたので、その概要につき、下記のとおりお知らせいたします。

＜資金調達の目的＞

当社は、グローバル企業として日本のみならず、欧米、アジア・オセアニアと販売エリアが広く各国順調に事業が立ち上がってきており、欧米においては大手システム・インテグレーターとの先行投資型の大きなプロジェクトに取り組んでおります。また、日本はじめ世界のブロードバンド化にともない、高速で高機能なギガ、１０ギガ・スイッチ・ネットワーク機器の製品化をさらに推進し、ネットワーク総合メーカーとして先進的開発に取り組む使命を果たしていかなければなりません。

2007年は特に大きく飛躍する5カ年計画の最初の年であり、当社では今後の成長を確かなものにするためには企業としての安定性を、さらに充実させることが最重要であると考え、平成18年12月期においては財務体質の強化、収益構造の強化を図り、将来に対する債務を一括で処理することにし、その結果、既に発表いたしましたとおり、平成18年12月期決算(連結)においては、米国子会社のれん償却費および投資有価証券評価損、固定資産除却損など約18億円の特別損失を出し、さらに繰延税金資産の減損が約29億円あり損失が大きく膨らみました。これは当社にとって財務体質の強化、収益構造の強化を図るうえでその弊害となる恐れがあることから、将来に対する債務を一括で処理することにしたものであり、その結果として大きな業績修正を行うにいたりました。

このような状況を鑑み、当社では今後の資金調達についても、財務バランスの見直しが不可欠であると考え、今回新たに新株予約権を発行しエクイティでの資金調達を行い資本増強を図ることといたしました。

本新株予約権による資金調達はその権利行使により発行される新株式の数が固定されており、株式の価値の希薄化に十分に考慮したものとなっております。また、権利行使請求期間中の株価の推移により、当社に出資される金額が変動するため、株価に対する当社の経営陣の責任の意図を明確にした資金調達方法であると考えております。

ご注意：この文章は、当社が本新株予約権の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。なお、国内における募集または売出しは行われません。また、この文章は、米国を含むあらゆる地域における同新株予約権の募集を構成するものではありません。米国1933年証券法に基づいて登録を行うかまたは登録の免除を受ける場合を除き、米国において同新株予約権の募集または販売を行うことはできません。米国において証券の募集が行われる場合には、米国1933年証券法に基づいて作成される英文目論見書が用いられます。なお、米国における募集は行われません。

記

1．本新株予約権の名称

アライドテレシスホールディングス株式会社第 14 回新株予約権

2．発行する本新株予約権の数

300 個

3．本新株予約権の目的となる株式の種類及び種類ごとの数の算定方法

(1) 種　類

当社普通株式

(2) 数

本新株予約権の行使により当社が当社普通株式を新たに発行又はこれに代えて当社の有する当社普通株式を移転（以下、当社普通株式の発行又は移転を当社普通株式の「**交付**」と総称する。）する数（以下「**割当株式数**」という。）は、本新株予約権 1 個あたり 1000 万円を基準株価で除した数（10 の位を四捨五入し、100 株単位の数とする。）とする（以下「**割当株式数**」という。)。なお、「**基準株価**」とは、2007 年 3 月 12 日（当日を含む）からの 5 連続取引日の、東京証券取引所における当社普通株式の普通取引の売買高加重平均価格の単純平均値（円位未満を切り上げる。）をいうものとし、「**取引日**」とは、東京証券取引所が営業を行っている日（但し売買高加重平均価格のない日を除く。）をいうものとし、「**東京証券取引所**」とは、株式会社東京証券取引所又はその後継取引所若しくは代替取引所であって当社普通株式の取引が行われるものをいうものとする。

4．本新株予約権の払込金額及びその算定根拠

(1) 1 個当り 35,000 円とする。

(2) 算定根拠

下記 7．及び 9．記載のとおり、当社取締役会は 2007 年 3 月 26 日以降いつでも本新株予約権の取得を決議することが可能であり、且つ取得される本新株予約権は取得日以降行使できないこと、本新株予約権を割当てる契約とともにリーマン・ブラザーズ証券株式会社と当社との間で 2007 年 3 月 9 日付 Facility Agreement（以下「**ファシリティー契約**」という。）が締結され、15 億円の低利の無担保融資が実行される予定であることその他本新株予約権の内容を考慮して、ブラック・ショールズモデルによる算定結果を参考に、本新株予約権 1 個の払込金額を 35,000 円とした。

5．払込期日及び本新株予約権の割当日

2007 年 3 月 26 日（香港時間)

6．本新株予約権の行使に際して出資の目的とする財産

(1) 本新株予約権の行使に際して出資される財産は、

(i) 金銭

(ii)ファシリティー契約に基づき本新株予約権の新株予約権者が当社に対して有する、弁済期の到来している一切の金銭債権（金銭債権による現物出資）

(iii)新株予約権の発行後に上記(ii)に追加してファシリティー契約

（複数の契約となる場合を含む。）（以下「追加ファシリティー契約」という。）が締結された場合は、追加ファシリティー契約に基づき本新株予約権者が当社に対して有する、弁済期の到来している一切の金銭債権（金銭債権による現物出資）

(2) 本新株予約権の行使に際して出資される財産の価額は、行使請求に係る本新株予約権の数に割当株式数を乗じ、さらに行使価額を乗じた額とする。

(3) 当初における行使価額

本新株予約権の行使に際して出資される当社普通株式1株あたりの財産の価額(以下、「**行使価額**」という。）は、当初、基準株価の 105%（円位未満は切り上げる。）（以下「**当初行使価額**」という。）とする。

(4) 行使価額の修正

本新株予約権の発行後、行使価額は、毎週の最終取引日（以下「**行使価額修正日**」という。）を最終日（当日を含む。）とする 3 連続取引日（以下当該連続取引日を「**時価算定期間**」という。）の、東京証券取引所における毎日の当社普通株式の普通取引の売買高加重平均価格の単純平均値(小数第 2 位まで計算し、その少数第 2 位を切り捨てる。)の 90%に相当する金額（円位未満は切り上げる。以下「**修正行使価額**」という。）に修正され、当該修正行使価額は、当該行使価額修正日の翌営業日以降適用される。時価算定期間内に、本項(5)で定める行使価額の調整事由が生じた場合には、修正行使価額は本要項に従い、調整される。ただし、かかる算出の結果、修正行使価額が基準株価の 50%の円位未満は切り上げた金額（以下「**下限行使価額**」という。ただし、本項(5)により調整される。）を下回る場合には、下限行使価額をもって修正行使価額とし、また、修正行使価額が基準株価の 300%（以下「**上限行使価額**」という。ただし、本項(5)により調整される。）を上回る場合には、上限行使価額をもって修正行使価額とする。

下記 9.にしたがって当社が通知及び公告を行ったときは、通知及び公告を行った日の 3 営業日後の日において、又は、下記 11.にもかかわらず、当社取締役会の承認なくして、Lehman Brothers Asia Capital Company 以外の者に対して本新株予約権の譲渡がなされたときは、譲渡がなされた日において、行使価額は、当該日の前日までの 3 連続取引日（当日を含み、売買高加重平均価格のない日を除く。）の東京証券取引所における当社普通株式の普通取引の売買高加重平均価格の単純平均値（小数第 2 位まで計算し、その小数第 2 位を切り捨てる。）の 300%で円位未満を切り上げた金額に修正され、修正後の行使価額は、当該日の翌営業日から適用される。以降、毎週最終取引日（以下「**通知・公告・譲渡後修正日**」という。）の翌営業日以降、通知・公告・譲渡後修正日までの各 3 連続取引日（通知・公告・譲渡後修正日当日を含み、売買高加重平均価格のない日を除く。）の東京証券取引所における当社普通株式の普通取引の売買高加重平均価格の単純平均値（小数第 2 位まで計算し、その小数第 2 位を切り捨てる。）の 300%で円位未満を切り上げた金額に修正され、修正後の行使価額は、当該通知・公告・譲渡後修正日の翌営業日から適用される。

(5) 行使価額の調整

当社は、本新株予約権の発行後、当社普通株式の時価を下回る払込金額をもって当社普通株式を新たに発行又は当社の有する当社普通株式を処分する場合には、次に定める算式をもって行使価額を調整する。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行・処分株式数} \times \text{1株当たりの払込金額}}{\text{時価}}}{\cdots}$$

既発行株式数＋新発行・処分株式数

また、当社は、当社普通株式の分割・併合、又は時価を下回る払込金額をもって当社普通株式の交付と引換えに当社に取得される証券（権利）若しくは当社に取得させることができる証券（権利）、当社普通株式の交付を請求できる新株予約権の交付と引換えに当社に取得される証券（権利）若しくは当社に取得させることができる証券（権利）、又は当社普通株式の交付を請求できる新株予約権を発行する場合等にも適宜行使価額を調整する。

7．本新株予約権を行使することができる期間

2007年3月26日から2011年3月25日（いずれも日本時間）まで。但し、下記9.に従い、当社が本新株予約権を取得する場合、当該取得の対象となる本新株予約権については、当該取得の効力が発生する日の前日まで。東京における銀行営業日であるにもかかわらず、当社の非営業日とする場合には、当社は、7営業日前までに本新株予約権者に通知することにより、一定の日を、本新株予約権を行使できない当社の非営業日として指定するものとする。但し、かかる当社の非営業日は連続5暦日を越えないものとし、かつ東京における銀行営業日であるにもかかわらず、当社の非営業日とする日は年間10日を超えてはならない。

8．その他の本新株予約権の行使の条件

各本新株予約権の一部行使はできない。

9．本新株予約権の取得事由及び取得の条件

当社は、2007年3月26日以降いつでも、取締役会決議に従い、会社法第273条第2項（及び一部取得の場合は同法第274条第3項）及び第293条第1項の規定に従って当該取得日の1ヶ月前迄に公告及び通知することにより、取得の際に払込金額と同額を本新株予約権者に支払って、残存する本新株予約権の全部又は一部を取得することができる。一部を取得する場合には、抽選その他の合理的な方法により行うものとする。

10. 本新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金

本新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額の2分の1の金額とし計算の結果1円未満の端数を生じる場合はその端数を切り上げた額とする。その残額を増加する資本準備金の額とする。

11. 本新株予約権の譲渡に関する事項

本新株予約権の譲渡については、当社取締役会の承認を要するものとする。なお、Lehman Brothers Commercial Corporation Asia Limited から Lehman Brothers Asia Capital Company に対する譲渡については予めこれを承認する。

12. 新株予約権証券に関する事項

本新株予約権にかかる新株予約権証券は、無記名式とする。本新株予約権の所持人は、本新株予約権にかかる新株予約権証券の記名式への転換を請求できないものとする。

13. 募集の方法

第三者割当の方法により、全ての新株予約権を、Lehman Brothers Commercial Corporation

Asia Limited （特定海外投資家）に割り当てる方法による。

14. 組織再編時の取扱い
 該当事項ありません。

15. 行使請求受付場所
 当社本店

16. 払込取扱場所
 香港上海銀行　東京支店

【ご参考】

1．調達資金の使途

(1) 調達資金の使途

新株予約権発行による手取概算額並びに新株予約権が権利行使された場合の調達資金の合計31億4050万円（予定）は、ファシリティー契約に基づく借入金額とともに、一般事業資金として使用する予定です。なお、調達資金の合計額については、本文6－(3)(4)の当初における行使価額、行使価額の修正により変動します。

(2) 前回調達資金の使途の変更

該当事項はありません。

(3) 業績に与える見通し

今期の業績予想に変更はありません。

2．株主への利益配分等

(1) 利益配当に関する基本方針

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当の継続を目指しております。

なお、平成18年12月期は業績悪化により無配とさせていただきましたが、早期に株主様のご期待に沿えるよう、全社一丸となって業績回復に取り組んでまいります。

(2)過去3決算期間の配当状況

	平成16年12月期	平成17年12月期	平成18年12月期
1株当たり当期純利益	△54.12円	△0.74円	△84.84円
1株当たり年間配当金	1.00円	－円	－円
実績配当性向	－%	－%	－%
株主資本利益率	－%	－%	－%
株主資本配当率	0.7%	－%	－%

（注）1　平成16年8月20日付で、1株につき10株の割合で株式分割を行っております。このため、平成16年12月期の1株当たり当期純利益は、期首に株式分割が行われたものとして算出しております。

2　平成17年12月期及び平成18年12月期の1株当たりの配当は、無配としております。

3　平成16年12月期の実質配当性向は、1株当たり当期純損失が計上されているため記載しておりません。

4　株主資本利益率は、決算期末の当期純利益を株主資本（期首の資本の部の合計と期末の資本の部の合計の平均）で除した数値であります。なお、平成16年12月期、平成17年12月期及び平成18年12月期の株主資本利益率は、当期純損失が計上されているため記載しておりません。

5　株主資本配当率は、年間配当金総額を株主資本（期首の資本の部の合計と期末の資本の部の合計の平均）で除した数値であります。

3．その他

(1) 潜在株式による希薄化情報

今回のファイナンスを実施することにより、平成19年3月8日現在の発行済株式総数および潜在株式総数に対する潜在株式の比率は23.3%となる見込みであります。

（注）潜在株式数の比率は、既に発行されている新株予約権が全て権利行使された場合に

発行される株式数並びに、今回発行する第14回新株予約権が全て当初行使価額で権利行使された場合に発行される株式数を直近の発行済株式総数で除した数値であります。なお、本新株予約権の当初行使価額は現時点では未確定であります。このため、上記潜在株式の比率の算出においては、ご参考までに平成19年3月8日の東京証券取引所における当社普通株式の終値をもって算出しております。

(2) 過去3年間に行われたエクイティ・ファイナンスの状況

①エクイティ・ファイナンスの状況

年月日	増資額	増資後資本金	摘要
自平成17年1月1日 至平成17年6月30日	779,227,900円	4,140,670,900円	第1回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権の行使 750,000,000円 ストックオプションの行使 29,227,900円
自平成17年7月1日 至平成17年12月31日	855,695,700円	4,996,366,600円	第9回新株予約権(第三者割当)の行使 821,137,500円 ストックオプションの行使 34,458,200円
自平成18年1月1日 至平成18年6月30日	1,162,912,600円	6,159,279,200円	第2回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権の行使 550,000,000円 第12回新株予約権(第三者割当)の行使 588,848,000円 ストックオプションの行使 24,064,600円
自平成18年7月1日 至平成18年12月31日	1,537,867,000円	7,697,146,200円	第12回新株予約権(第三者割当)の行使 561,252,000円 2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の行使 975,000,000円 ストックオプションの行使 1,615,000円
自平成19年1月1日 至平成19年3月8日	1,300,000,000円	8,997,146,200円	2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の行使 1,300,000,000円

(注) 1 第1回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権は、全て行使されております。

2 第9回新株予約権(第三者割当)は、全て行使されております。

3 第2回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権は、社債総額50億円のうち11億円分が行使されております。なお、平成18年7月3日に20億円、平成18年8月25日に19億円の繰上償還を実施いたしましたので、現在残額はありません。

4 第12回新株予約権(第三者割当)は、全て行使されております。

5 2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権は、額面45.5億円が行使されております。なお、平成19年3月8日に14.5億円の残高全額の買入消却を実施いたしましたので、現在残額はありません。

□過去３決算期間及び直前の株価等の推移

	平成16年12月期	平成17年12月期	平成18年12月期	平成19年12月期
始　値	185円	175円	811円	135円
高　値	921円	985円	940円	150円
安　値	151円	172円	123円	102円
終　値	174円	806円	131円	125円
株価収益率	－倍	－倍	－倍	－

（注）1　平成19年12月期の株価については、平成19年3月8日現在で表示しています。

2　平成16年8月20日付で、1株につき10株の割合で株式分割を行っております。このため、平成16年12月期の始値、高値、安値、終値については、期首に株式分割が行われたものとして株価を調整のうえ表示しております。

3　株価収益率は、決算期末の株価（終値）を当該決算期末の1株当たり当期純利益で除した数値であります。

⑶　割当予定先の概要

割当予定先の氏名又は名称		Lehman Brothers Commercial Corporation Asia Limited
割当新株予約権数		300個
払込金額		金1050万円
割当予定先の内容	住所	Level 26, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	代表者の氏名	Cheung Ming Joseph
	事業の内容	各種金融業務
	大株主及び持株比率	LBCCA Holdings Ⅰ Inc. LBCCA Holdings Ⅱ Inc.
当社との関係	出資関係	該当事項はありません
	取引関係等	該当事項はありません
	人的関係等	該当事項はありません

⑷　その他

リーマン・ブラザーズ証券株式会社及びそのグループ会社は、本新株予約権の行使期間の終了までの間、本新株予約権の権利行使の結果取得することとなる当社普通株式の数量の範囲内で行う当社普通株式と同一銘柄の株式の売付け等以外の本新株予約権の権利行使の結果取得することとなる当社株式に関わる空売りを目的として、当社株式の借株を行わないことになっております。

なお、本新株予約権の発行に際して当社の取締役は、リーマン・ブラザーズ証券株式会社又はそのグループ会社に対して当社株式の貸株を一切行わないことを、当社取締役全員で確認しております。

以　上

平成19年2月23日

各　位

RECEIVED

会社名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
(コード番号：6835　東証第2部)
問合せ先責任者　ＩＲ部長　原　洋一
(TEL：03-5437-6007)
(URL　http://www.at-global.com/ir/)

2006年12月期決算発表について

平成19年2月23日付にて発表いたしました「平成18年12月期決算短信（連結）」につきましてコメントさせていただきます。

まずはじめに、平成18年度の連結業績に関しまして、約80億円の当期純損失を計上いたしましたことを深くお詫び申しあげます。

損失の内容につきましては決算短信に記載いたしましたとおりでございますが、2006年も成長性が高く5ヵ年計画の柱となるIPトリプルプレイを中心に継続して研究開発費を約63億円投資しましたが、当初の計画どおりには売上げが伸びず、約33億円の営業損失ならびに経営損失を計上いたしました。また、米国子会社のれん償却費および投資有価証券評価損、固定資産除却損など約18億円の特別損失を出し、さらに繰延税金資産の減損が約29億円あり損失が大きく膨らみました。これは当社グループにとって財務体質の強化、収益構造の強化を図るうえでその弊害となる恐れがあることから、将来に対する債務を一括で処理することにしたものであります。
今後5年間で飛躍的に成長を計画している当社としては2006年の決算において、今までの負債を払拭し、さらに今後の成長に財務体質を健全化させ、収益性を高めて2007年以降の5ヵ年計画の確実な実績作りをしていく方針でございます。
平成18年12月期の決算の詳細につきましては、同日発表いたしました決算短信を確認して頂ければと思います。

また、当社グループとしては初めての5ヵ年計画を発表いたしました。当社グループはIPトリプルプレイ事業に総力を上げて推進しておりますが、その研究と開発に5年の歳月と総額200億円に上る投資を行ってまいりました。IPトリプルプレイ事業は、世界的ブロードバンド化の時流に、IPトリプルプレイ機器とIPTVなどのサービスが一致した時に爆発的に拡大すると考えられており、今まさにその時が近づいてきております。
先般、当社グループは米軍横田基地において、今後15年間で総額75億円の契約を締結し、IPトリプルプレイ・サービスを開始しました。これは、当社グループがIPトリプルプレイ・サービスを展開しうる企業集団として十分な評価を獲得したものであると自負しております。今後もたゆまぬ努力を続け、更に実績を積み重ねることにより、IPトリプルプレイ・サービスの第一人者としての確固たる地位を築き上げたいと考えております。

以上

平成18年12月期　個別財務諸表の概要

平成19年２月23日

上場会社名　アライドテレシスホールディングス株式会社　上場取引所　東証第二部
コード番号　6835　本社所在都道府県　東京都
(URL http://www.at-global.com)
代　表　者　役職名　代表取締役会長　氏名　大嶋　章禎
問合せ先責任者　役職名　ＩＲ部長　氏名　原　洋一
TEL　(03)5437－6007
決算取締役会開催日　平成19年２月23日　配当支払開始予定日　平成－年－月－日
定時株主総会開催日　平成19年３月28日　単元株制度採用の有無　有(１単元100株)

1.　18年12月期の業績（平成18年１月１日～平成18年12月31日）

(1) 経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年12月期	7,192	(9.0)	△1,195	(―)	△518	(―)
17年12月期	6,596	(△45.0)	△230	(79.9)	556	(―)

	当期純利益		1株当たり当期純利益		潜在株式調整後1株当たり当期純利益		自己資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円	銭	円	銭	%	%	%
18年12月期	△8,428	(―)	△88	54	―	―	△78.6	△1.9	△7.2
17年12月期	△60	(98.6)	△0	74	―	―	△0.5	1.8	8.4

(注)　①　期中平均株式数　18年12月期　95,191,365株　17年12月期　82,703,858株
②　会計処理の方法の変更　無
③　売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前年増減率

(2) 財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
18年12月期	24,659	9,232	37.3	84	20
17年12月期	30,663	12,232	39.9	142	99

(注)　①　期末発行済株式数　18年12月期　109,410,740株　17年12月期　85,596,122株
②　期末自己株式数　18年12月期　54,084株　17年12月期　52,541株

2.　19年12月期の業績予想（平成19年１月１日～平成19年12月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	3,700	100	40
通期	7,400	200	80

(参考)　１株当たり予想当期純利益（通期）　0円73銭

3.　配当状況

・現金配当

	1株当たり配当金(円)						配当金総額(百万円)	配当性向(%)	純資産配当率(%)
	第1四半期末	中間期末	第3四半期末	期末	その他	年間			
17年12月期	―	―	―	―	―	―	―	―	―
18年12月期	―	―	―	―	―	―	―	―	―
19年12月期(予想)	―	―	―	―	―	―			

1. 財務諸表等

財務諸表

① 貸借対照表

区分	注記番号	第19期 (平成17年12月31日現在) 金額(千円)		構成比 (%)	第20期 (平成18年12月31日現在) 金額(千円)		構成比 (%)	比較増減 金額(千円)
(資産の部)								
I 流動資産								
1 現金及び預金			2,221,991			1,803,366		
2 受取手形	※2		110,247			156,557		
3 売掛金	※1		751,388			406,716		
4 前払費用			64,597			60,617		
5 繰延税金資産			888,524			—		
6 短期貸付金	※1		15,259,141			16,155,292		
7 未収入金	※1		523,175			909,612		
8 関係会社立替債権	※1		381,603			292,320		
9 未収収益	※1		—			352,403		
10 預け金	※3		—			2,000,000		
11 その他流動資産	※1		611,771			76,944		
貸倒引当金			△3,579,000			△7,038,000		
流動資産合計			17,233,441	56.2		15,175,830	61.5	△2,057,610

区分	注記番号	第19期（平成17年12月31日現在）			第20期（平成18年12月31日現在）			比較増減
		金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)
Ⅱ 固定資産								
1 有形固定資産								
(1) 建物		720, 238			662, 854			
減価償却累計額		316, 409	403, 828		277, 547	385, 306		
(2) 構築物		12, 689			12, 689			
減価償却累計額		6, 798	5, 890		7, 616	5, 072		
(3) 車両運搬具		3, 654			3, 654			
減価償却累計額		3, 176	478		3, 328	325		
(4) 工具器具及び備品		70, 796			153, 345			
減価償却累計額		43, 800	26, 995		46, 550	106, 795		
(5) 土地			579, 872			579, 872		
(6) 建設仮勘定			1, 497			—		
有形固定資産合計			1, 018, 563	3. 3		1, 077, 373	4. 4	58, 810
2 無形固定資産								
(1) ソフトウェア			147, 403			105, 869		
無形固定資産合計			147, 403	0. 5		105, 869	0. 4	△41, 534
3 投資その他の資産								
(1) 投資有価証券			860, 342			597, 178		
(2) 関係会社株式			10, 405, 499			7, 171, 108		
(3) 出資金			—			2, 250		
(4) 関係会社長期貸付金			504, 925			263, 883		
(5) 破産更生債権			203, 390			—		
(6) 繰延税金資産			250, 612			—		
(7) 差入保証金			194, 693			213, 097		
(8) その他投資			48, 031			53, 005		
貸倒引当金			△ 203, 390			—		
投資その他の資産合計			12, 264, 105	40. 0		8, 300, 523	33. 7	△3, 963, 582
固定資産合計			13, 430, 072	43. 8		9, 483, 766	38. 5	△3, 946, 306
資産合計			30, 663, 514	100. 0		24, 659, 597	100. 0	△6, 003, 917

		第19期 （平成17年12月31日現在）			第20期 （平成18年12月31日現在）			比較増減
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)
（負債の部）								
Ⅰ 流動負債								
1 短期借入金			6,870,000			3,778,000		
2 一年以内返済予定長期借入金			4,555,128			3,239,328		
3 一年以内償還予定社債			268,000			268,000		
4 未払金	※1		1,141,990			911,632		
5 未払費用			21,134			23,078		
6 未払法人税等			35,928			30,560		
7 繰延税金負債			—			9,351		
8 預り金			4,601			7,029		
9 前受収益			8,747			1,152		
10 賞与引当金			11,362			38,497		
11 関係会社立替債務			—			1,350,418		
12 その他流動負債			152,578			36,829		
流動負債合計			13,069,472	42.6		9,693,879	39.3	△3,375,592
Ⅱ 固定負債								
1 社債	※3		532,000			4,314,000		
2 長期借入金			4,753,806			1,326,178		
3 繰延税金負債			—			24,891		
4 退職給付引当金			42,854			35,132		
5 その他固定負債			33,286			33,286		
固定負債合計			5,361,947	17.5		5,733,489	23.3	371,541
負債合計			18,431,419	60.1		15,427,368	62.6	△3,004,051

区分	注記番号	第19期 (平成17年12月31日現在)			第20期 (平成18年12月31日現在)			比較増減
		金額(千円)		構成比 (%)	金額(千円)		構成比 (%)	金額(千円)
(資本の部)								
Ⅰ　資本金	※4		4,996,366	16.3		—	—	△4,996,366
Ⅱ　資本剰余金								
1　資本準備金		7,126,908			—			
資本剰余金合計			7,126,908	23.3		—	—	△7,126,908
Ⅲ　利益剰余金								
1　利益準備金		21,520			—			
2　任意積立金								
(1) 別途積立金		100,000			—			
3　当期未処理損失		47,834			—			
利益剰余金合計			73,685	0.2		—	—	△73,685
Ⅳ　その他有価証券評価差額金			46,599	0.2		—	—	△46,599
Ⅴ　自己株式	※5		△11,466	△0.1		—	—	11,466
資本合計			12,232,094	39.9		—	—	△12,232,094
負債資本合計			30,663,514	100.0		—	—	△30,663,514

		第19期 (平成17年12月31日現在)			第20期 (平成18年12月31日現在)			比較増減
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)
(純資産の部)								
I 株主資本								
1 資本金	※4		—	—		7,697,146	31.2	7,697,146
2 資本剰余金								
(1) 資本準備金		—			9,827,574			
資本剰余金合計			—	—		9,827,574	39.8	9,827,574
3 利益剰余金								
(1) 利益準備金		—			21,520			
(2) その他利益剰余金								
繰越利益剰余金		—			△8,376,499			
利益剰余金合計			—	—		△8,354,979	△33.9	△8,354,979
4 自己株式	※5		—	—		△11,929	△0.0	△11,929
株主資本合計			—	—		9,157,811	37.1	9,157,811
II 評価・換算差額等								
1 その他有価証券評価差額金			—	—		36,267	0.1	
2 繰延ヘッジ損益			—	—		13,624	0.1	
評価・換算差額等合計			—	—		49,892	0.2	49,892
III 新株予約権			—	—		24,524	0.1	24,524
純資産合計			—	—		9,232,228	37.4	9,232,228
負債純資産合計			—	—		24,659,597	100.0	24,659,597

② 損益計算書

		第19期 (自 平成17年1月1日 至 平成17年12月31日)			第20期 (自 平成18年1月1日 至 平成18年12月31日)			比較増減
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)
Ⅰ 営業収益								
1 ロイヤリティ収入	※1	6,207,471			6,840,638			
2 不動産賃貸収入		388,677	6,596,149	100.0	352,121	7,192,760	100.0	596,611
Ⅱ 営業費用	※1.2.3							
1 研究開発費		5,379,702			6,447,065			
2 不動産賃貸原価		334,344			315,383			
3 その他営業費用		1,112,424	6,826,471	103.5	1,625,862	8,388,311	116.6	1,561,840
営業損失			230,322	△3.5		1,195,551	△16.6	965,229
Ⅲ 営業外収益								
1 受取利息	※1	784,801			976,917			
2 有価証券利息		7,396			9,041			
3 受取配当金	※1	189,922			327,204			
4 金利スワップ評価益		25,972			―			
5 為替予約評価益		3,819			4,439			
6 為替差益		977,841			166,674			
7 関係会社台湾サービス収入		―			182,149			
8 雑収入		171,201	2,160,955	32.8	48,185	1,714,611	23.8	△446,343
Ⅳ 営業外費用								
1 支払利息		314,145			264,547			
2 社債利息		―			2,377			
3 貸倒引当金繰入額		980,000			734,000			
4 雑損失		23,015			14,270			
5 新株発行費		14,610			―			
6 株式交付費		―			11,740			
7 金融支払手数料		42,500	1,374,271	20.9	10,270	1,037,205	14.4	△337,066
経常利益又は経常損失(△)			556,361	8.4		△518,144	△7.2	△1,074,506

		第19期 (自　平成17年1月1日 至　平成17年12月31日)			第20期 (自　平成18年1月1日 至　平成18年12月31日)			比較増減
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)
Ⅷ　特別利益								
1　匿名組合出資利益		42,195	42,195	0.6	—			△42,195
Ⅸ　特別損失								
1　固定資産除却損	※4	4,605			52,501			
3　投資有価証券評価損		40,904			285,449			
4　貸倒引当金繰入額		—			2,824,000			
5　関係会社株式評価損		86,205			3,498,416			
6　その他特別損失		—	131,716	2.0	185,137	6,845,505	95.2	6,713,788
税引前当期純利益又は当期純損失(△)			466,840	7.0		△7,363,650	△102.4	△7,830,491
法人税、住民税及び事業税		△169,766			△106,105			
法人税等調整額		697,494	527,728	7.9	1,171,121	1,065,015	14.8	537,287
当期純損失			60,887	△0.9		8,428,665	△117.2	8,367,778
前期繰越利益			13,053			—		—
当期未処理損失			47,834	△0.7		—		—

③ 利益処分計算書

		第19期 （平成18年３月30日）	
区分	注記番号	金額（千円）	
Ⅰ　当期未処理損失			47,834
Ⅱ　任意積立金取崩額			
別途積立金取崩額		100,000	100,000
合計			52,165
Ⅲ　利益処分額			
配当金		－	－
Ⅳ　次期繰越利益			52,165

④ 株主資本等変動計算書

当事業年度(自　平成18年1月1日　至　平成18年12月31日)

	株主資本		
	資本金	資本剰余金	
		資本準備金	資本剰余金合計
平成17年12月31日残高(千円)	4,996,366	7,126,908	7,126,908
事業年度中の変動額			
新株の発行	2,700,779	2,700,666	2,700,666
当期純損失	—	—	—
別途積立金の取崩し	—	—	—
自己株式の取得	—	—	—
株主資本以外の項目の事業年度中の変動額(純額)	—	—	—
事業年度中の変動額合計(千円)	2,700,779	2,700,666	2,700,666
平成18年12月31日残高(千円)	7,697,146	9,827,574	9,827,574

	株主資本					
	利益剰余金				自己株式	株主資本合計
	利益準備金	その他利益剰余金		利益剰余金合計		
		別途積立金	繰越利益剰余金			
平成17年12月31日残高(千円)	21,520	100,000	△47,834	73,685	△11,466	12,185,494
事業年度中の変動額						
新株の発行	—	—	—	—	—	5,401,445
当期純損失	—	—	△8,428,665	△8,428,665	—	△8,428,665
別途積立金の取崩し	—	△100,000	100,000	—	—	—
自己株式の取得	—	—	—	—	△462	△462
株主資本以外の項目の事業年度中の変動額(純額)	—	—	—	—	—	—
事業年度中の変動額合計(千円)	—	△100,000	△8,328,665	△8,428,665	△462	△3,027,682
平成18年12月31日残高(千円)	21,520	—	△8,376,499	△8,354,979	△11,929	9,157,811

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成17年12月31日残高(千円)	46,599	5,473	52,073	—	12,237,567
事業年度中の変動額					
新株の発行	—	—	—	—	5,401,445
当期純損失	—	—	—	—	△8,428,665
別途積立金の取崩し	—	—	—	—	—
自己株式の取得	—	—	—	—	△462
株主資本以外の項目の事業年度中の変動額(純額)	△10,332	8,151	△2,181	24,524	22,343
事業年度中の変動額合計(千円)	△10,332	8,151	△2,181	24,524	△3,005,339
平成18年12月31日残高(千円)	36,267	13,624	49,892	24,524	9,232,228

重要な会計方針

項目	第19期 (自　平成17年1月1日 至　平成17年12月31日)	第20期 (自　平成18年1月1日 至　平成18年12月31日)
1　有価証券の評価基準及び評価方法	(1) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 (2) 子会社株式及び関連会社株式 移動平均法による原価法	(1) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 (2) 子会社株式及び関連会社株式 同左
2　デリバティブの評価基準及び評価方法	時価法	同左
3　固定資産の減価償却の方法	(1) 有形固定資産 定率法 ただし、平成10年4月1日以降取得した建物（建物付属設備は除く）については定額法 主な耐用年数 建物（３年～３９年) 構築物（１５年) 車両運搬具（６年) 工具器具及び備品（３年～２０年) (2) 無形固定資産 自社利用のソフトウェア 社内における利用可能期間（３年又は５年)に基づく定額法 販売用のソフトウェア 販売可能な見込有効期間（３年)に基づく定額法	(1) 有形固定資産 同左 (2) 無形固定資産 同左
4　繰延資産の処理方法	(1) 社債発行費 発生時に全額を費用処理しております。 (2) 新株発行費 発生時に全額を費用処理しております。	(1) 社債発行費 発生時に全額を費用処理しております。 (2) 株式交付費 発生時に全額を費用処理しております。
5　引当金の計上基準	(1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 賞与引当金 従業員に対して支給する賞与に備えるため、当期に負担するべき支給見込額を計上しております。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左

項目	第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
	(3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（８年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。	(3) 退職給付引当金 同左
6　外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
8　ヘッジ会計の方法	(1) ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ 為替予約取引 ヘッジ対象　借入金の利息 外貨建金銭債務 (3) ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左

項目	第19期 (自　平成17年１月１日 至　平成17年12月31日)	第20期 (自　平成18年１月１日 至　平成18年12月31日)
	(4) ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。	(4) ヘッジの有効性評価の方法 同左
9　その他財務諸表作成のための重要な事項	(1) 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっており控除対象外消費税及び地方消費税は、当期の費用と処理しております。 (2) 連結納税制度の適用 当事業年度から連結納税制度を適用しております。 (3) 匿名組合契約による持分の会計処理 当社の出資に係わる匿名組合(レバレッジドリース)の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を未払金に計上する処理を採用しております。 なお、同組合は平成17年8月31日をもって終了しております。	(1) 消費税等の会計処理 同左 (2) 連結納税制度の適用 連結納税制度を適用しております。 (3) 匿名組合契約による持分の会計処理 ――――――

第19期 (自　平成17年1月1日 至　平成17年12月31日)	第20期 (自　平成18年1月1日 至　平成18年12月31日)
	(固定資産の減損に係る会計基準) 当事業年度より、「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審査議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号)を適用しております。 これによる当事業年度の損益に与える影響はありません。
――――――	(貸借対照表の純資産の部の表示に関する会計基準) (自己株式及び準備金の額の減少等に関する会計基準等の一部改正) 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準委員会　平成17年12月9日　企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準委員会　平成17年12月9日　企業会計基準適用指針第8号)並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」(企業会計基準委員会　最終改正平成18年8月11日　企業会計基準第1号)及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」(企業会計基準委員会　最終改正平成18年8月11日　企業会計基準適用指針第2号)を適用しております。 これによる当事業年度の損益に与える影響はありません。 なお、従来の「資本の部」の合計に相当する金額は9,194,079千円であります。 財務諸表等規則の改正により、当事業年度における財務諸表は、改正後の財務諸表等規則により作成しております。 (ストック・オプション等に関する会計基準等) 当事業年度より、「ストック・オプション等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第8号) 及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会　最終改正平成18年5月31日　企業会計基準適用指針第11号) を適用しております。 これにより、株式報酬費用24,524千円が費用として計上され、営業損失、経常損失及び税引前当期純損失が24,524千円増加しております。 (繰延資産の会計処理に関する当面の取扱い) 当事業年度より、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準委員会　平成18年8月11日　実務対応報告第19号) を適用しております。 これによる当事業年度の損益に与える影響はありません。 また、前事業年度において、営業外費用の内訳として表示していた「新株発行費」は、当事業年度より「株式交付費」として表示しております。

追加情報

第19期 (自　平成17年１月１日 至　平成17年12月31日)	第20期 (自　平成18年１月１日 至　平成18年12月31日)
１．連結納税制度 当事業年度より連結納税制度を適用しております。	――――――
２．外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律９号)が平成15年３月31日に公布され、平成16年４月１日移行に開始する事業年度より外形標準課税制度が導入されたことに伴い、当会計年度から「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(平成16年２月13日　企業会計基準委員会　実務対応報告第12号)に従い法人事業税の付加価値割及び資本割については、営業費用に計上しております。 この結果、営業費用が30,256千円増加し、営業利益、経常利益及び税引前当期純利益が、それぞれ30,256千円減少しております。	――――――

表示方法の変更

第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
――――――	（貸借対照表） 前事業年度において流動資産の「その他流動資産」に含めて表示しておりました「未収収益」（前事業年度末残高 189,316千円）については、総資産合計の100分の１超となったため、当事業年度より区分掲記しております。

注記事項

（貸借対照表関係）

第19期 (平成17年12月31日現在)	第20期 (平成18年12月31日現在)
※1　関係会社に係わる注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　751,388千円 短期貸付金　15,221,141千円 未収入金　509,532千円 その他流動資産　718,310千円 未払金　1,008,533千円 偶発債務 Allied Telesyn International (Asia)Pte.Ltd リース契約に対する債務保証 (8,484千SG$)　601,477千円 アライドテレシス株式会社 借入金に対する債務保証　300,000千円 計　901,477千円	※1　関係会社に係わる注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　406,716千円 短期貸付金　16,155,292千円 未収入金　781,314千円 未収収益　352,403千円 未払金　799,686千円 偶発債務 Allied Telesis (Hong Kong)Ltd 売買契約に対する債務保証 (11,890千USD)　1,416,277千円 Allied Telesyn International (Asia)Pte.Ltd リース契約に対する債務保証 (5,983千SG$)　464,415千円 アライドテレシス株式会社 借入金に対する債務保証　300,000千円 計　2,180,692千円
※2　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　32,386千円	※2　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　47,499千円
※3　――――――	※3　預け金2,000,000千円は、エスクロー契約に係る預け金で平成18年9月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債(償還日平成22年9月17日ロンドン時間)6,000,000千円のうち、Hammonds社に当社名義で保管されている拘束預金であります。 当該拘束預金は、4,000,000千円を超える社債券の株式転換あるいは譲渡がなされた場合に、その行使額に見合う額の拘束が解かれるエスクロー契約であるため、預金ではなく預け金として表示しております。
※4　会社が発行する株式の総数　普通株式　311,940,000株 発行済株式総数　普通株式　85,596,122株	※4　――――――
※5　自己株式の保有数　普通株式　52,541株	※5　――――――
6　(配当制限) 有価証券の時価評価等により、純資産額が46,599千円増加しております。 なお、当該金額は商法施行規則第124条第3号の規定により、配当に充当することが制限されております。	6　――――――

(損益計算書関係)

第19期 (自　平成17年１月１日 至　平成17年12月31日)	第20期 (自　平成18年１月１日 至　平成18年12月31日)
※１　関係会社との取引に係わるものが次のとおり含まれております。 営業収益　6,596,149千円 受取利息　783,999千円 研究開発費　5,379,702千円 受取配当金　188,765千円	※１　関係会社との取引に係わるものが次のとおり含まれております。 営業収益　7,192,760千円 受取利息　975,731千円 研究開発費　6,364,351千円 受取配当金　325,868千円
※２　その他の営業費用の主な費目及び金額は次のとおりであります。 役員報酬　185,310千円 給料手当　282,085千円 賞与　45,136千円 賞与引当金繰入額　5,974千円 退職給付引当金繰入額　5,690千円 地代家賃　303,216千円 減価償却費　149,048千円	※２　その他の営業費用の主な費目及び金額は次のとおりであります。 役員報酬　139,505千円 給料手当　394,230千円 賞与　47,115千円 賞与引当金繰入額　15,461千円 地代家賃　84,686千円 減価償却費　142,677千円 支払手数料　143,782千円 報酬手当　160,179千円
※３　営業費用に含まれる研究開発費の金額 5,379,702千円	※３　営業費用に含まれる研究開発費の金額 6,447,065千円
※４　固定資産除却損の内訳は次のとおりであります。 建物　4,573千円 工具器具及び備品　32千円 計　4,605千円	※４　固定資産除却損の内訳は次のとおりであります。 建物　48,706千円 工具器具及び備品　3,795千円 計　52,501千円

（株主資本等変動計算書関係）

当事業年度（自　平成18年１月１日　至　平成18年12月31日）

１　自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当事業年度末
普通株式（株）	52,541	1,543	0	54,084

（変動事由の概要）

増加数の主な内訳は、次の通りであります。

単元未満株式の買取りによる増加　　　1,543株

リース取引関係

	第19期 （自　平成17年１月１日 至　平成17年12月31日）	第20期 （自　平成18年１月１日 至　平成18年12月31日）
1	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	第19期 工具器具及び備品	第19期 合計	第20期 工具器具及び備品	第20期 合計
取得価額相当額	42,504千円	42,054千円	42,504千円	42,504千円
減価償却累計額相当額	8,476千円	8,476千円	23,007千円	23,007千円
期末残高相当額	34,027千円	34,027千円	19,496千円	19,496千円

② 未経過リース料期末残高相当額

	第19期	第20期
1年内	14,509千円	19,638千円
1年超	19,638千円	－千円
合計	34,147千円	19,638千円

③ 支払リース料、減価償却費相当額及び支払利息相当額

	第19期	第20期
支払リース料	9,016千円	15,456千円
減価償却費相当額	8,476千円	14,530千円
支払利息相当額	659千円	946千円

	第19期	第20期
④ 減価償却費相当額の算定方法	リース期間を耐用年数とし、残存価額を零とする定額法によっております。	同左
⑤ 利息相当額の算定方法	リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。	同左

有価証券関係

第19期(平成17年12月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

第20期(平成18年12月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

税効果会計関係

第19期 (平成17年12月31日現在)	第20期 (平成18年12月31日現在)
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

第19期（平成17年12月31日現在）

繰延税金資産	
研究開発費	838,695千円
繰越欠損金	141,072千円
投資有価証券減損処理	95,319千円
貸倒引当金繰入額	1,455,603千円
関係会社株式減損	292,954千円
長期貸付金為替差損	18,269千円
少額減価償却資産	11,014千円
退職給付引当金	21,379千円
未払費用	12,311千円
その他	95,449千円
評価性引当額	△1,810,949千円
繰延税金資産合計	1,171,121千円
繰延税金負債	
その他有価証券評価差額金	31,983千円
繰延税金負債合計	31,983千円
繰延税金資産の純額	1,139,137千円

第20期（平成18年12月31日現在）

繰延税金資産	
研究開発費	1,078,188千円
繰越欠損金	103,110千円
投資有価証券減損処理	199,261千円
貸倒引当金繰入額	2,863,762千円
関係会社株式減損	1,642,150千円
少額減価償却資産	2,246千円
賞与引当金	16,537千円
退職給付引当金	14,295千円
新株予約権	9,979千円
未払費用	10,341千円
その他	88,309千円
評価性引当額	△6,028,181千円
繰延税金資産合計	－千円
繰延税金負債	
為替予約	9,351千円
その他有価証券評価差額金	24,891千円
繰延税金負債合計	34,242千円
繰延税金負債総額	34,242千円

2　法定実効税率と税効果会計適用後の法人税の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

第19期（平成17年12月31日現在）

法定実効税率	40.7%
(調整)	
損金不算入の費用	△15.6%
住民税均等割等	0.8%
評価性引当額	78.6%
留保金課税	6.6%
その他	1.9%
税効果会計適用後の法人税等の負担率	113.0%

第20期（平成18年12月31日現在）

法定実効税率	40.7%
(調整)	
受取配当金等永久差異	1.8%
住民税均等割等	△0.1%
連結納税対象会社離脱による影響額	△0.1%
評価性引当額	△57.3%
その他	0.5%
税効果会計適用後の法人税等の負担率	△14.5%

1.株当たり情報

項目	第19期 (自　平成17年1月1日 至　平成17年12月31日)	第20期 (自　平成18年1月1日 至　平成18年12月31日)
1株当たり純資産額	142円99銭	84円20銭
1株当たり当期純損失	0円74銭	88円54銭
潜在株式調整後 1株当たり当期純利益	—円—銭	—円—銭
	なお、潜在株式調整後1株当たり当期純利益については、1株当たり当期純損失が計上されているため記載しておりません。	同左

(注)　1株当たり当期純損失の算定上の基礎は以下のとおりであります。

	第19期 (平成17年12月31日現在)	第20期 (平成18年12月31日現在)
損益計算書上の当期純損失	60,887千円	8,428,665千円
普通株式に係る当期純損失	60,887千円	8,428,665千円
普通株主に帰属しない金額	—	—
普通株式の期中平均株式数	82,703,858株	95,191,365株
潜在株式調整後1株当たり当期純利益		
当期純利益調整額	—	—
普通株式増加数	3,103,218株	23,814,618株
新株引受権	154,519株	4,200株
新株予約権	2,948,699株	23,810,418株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	――――――	――――――

重要な後発事象

第19期 (自　平成17年１月１日 至　平成17年12月31日)	第20期 (自　平成18年１月１日 至　平成18年12月31日)
[illegible]	――――――

第19期（自　平成17年１月１日　至　平成17年12月31日）

１．新規発行新株予約権証券

平成18年１月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）の決議を行っており、平成18年２月６日全額の払込を受けております。

（１）募集の条件

発行数：1,000個

発行価額の総額：　65,000,000円

発行価額：65,000円

（本新株予約権の目的である株式1株当り10円）

払込期日：平成18年2月6日（月）

払込取扱場所：住友信託銀行株式会社
東京中央支店

割当予定先の概要及び当社と割当予定先との関係等

割当予定先の氏名又は名称		大嶋　章禎
割当新株予約権数		1,000個
払込金額		65,000,000円
割当先予定先の内容	住所	5602 L Lakeview Drive Kirkland, WA, USA
	職業	当社代表取締役会長兼CEO
当社との関係	出資関係	割当予定先が保有している当社株式の数 36,360,000株
	取引関係等	該当事項なし
	人的関係	当社代表取締役会長兼CEO

２．新規発行新株予約権付社債

平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）の決議を行っており、平成18年2月6日全額の払込を受けております。

（１）募集の条件

記名・無記名の別：無記名式

発行価額の総額：5,000,000,000円

発行価額：額面100円につき金100円

但し、本新株予約権は無償にて発行するものとする。

利率（%）：本社債には利息を付さない。

利息支払の方法：該当事項なし

償還期限：平成20年2月6日（水）

払込期日：平成18年2月6日（月）

割当予定先の概要及び当社と割当予定先との関係等

割当予定先の氏名又は名称		Merrill Lynch International
割当転換社債型新株予約権付社債（額面）		5,000,000,000円
払込金額		5,000,000,000円
割当先予定先の内容	住所	Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
	代表者の氏名	Bob Wigley
当社との関係	出資関係	該当事項なし
	取引関係等	該当事項なし
	人的関係	該当事項なし

継続企業の前提に重要な疑義を抱かせる事象又は状況

第19期 (自　平成17年１月１日 至　平成17年12月31日)	第20期 (自　平成18年１月１日 至　平成18年12月31日)
──────	当社は、平成16年12月期において営業損失1,147,240千円、当期純損失4,254,574千円を計上し、平成17年12月期において営業損失230,322千円、当期純損失60,887千円を計上しました。また、当事業年度におきましても、営業損失1,195,551千円、当期純損失8,428,665千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前事業年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。また、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、新製品開発の激化や製品価格の下落等が続き、極めて厳しい状況で推移しました。しかしながら、翌事業年度は、ネットワーク総合メーカーとして再度原点に立ち、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実を図ることにより、ギガビット関連製品市場において継続的な売上を見込んでおります。また、昨年より新たなビジネスモデルとしてスタートしましたIP-GSP（グローバル・サービス・プロバイダー）による米軍横田基地へのIPTV等のサービス提供開始や、ＩＢＭ等の大手システムインテグレーターとの欧米を中心とした販売提携をさらに発展させることにより、IPトリプルプレイ事業の確実な売上が見込めるものと考えております。これに加え、研究開発費については投資対象の絞り込みによる削減を実施し、生産体制についてもＥＭＳ（Electronic Manufacturing Service）の活用による製造コスト低減に継続的に取り組んでおり、翌事業年度においては、当期純利益80,000千円の計上を計画しております。また、翌々事業年度以降におきましても次世代ネットワークに対応した研究開発及び販売による継続的な当期純利益の計上が見込まれるため、継続企業の前提に関する重要な疑義は解消されるものと判断しております。従いまして、財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を財務諸表には反映しておりません。

2. 役員の異動

平成18年3月30日開催の第19回定時株主総会において、篠原啓慶、大森俊吉、大嶋広康の各氏が取締役に選任され就任いたしました。各氏とも社外取締役であります。

また、平成18年4月30日付にて、社外監査役であるクラウス・ナウマン氏が辞任しております。

平成18年12月期　決算短信（連結）

平成19年２月23日

上場会社名　アライドテレシスホールディングス株式会社　上場取引所　東証第二部
コード番号　6835　本社所在都道府県　東京都
(URL　http://www.at-global.com)
代　表　者　役職名　代表取締役会長　氏名　大嶋　章禎
問合せ先責任者　役職名　ＩＲ部長　氏名　原　洋一
TEL　(03)5437－6007

決算取締役会開催日　平成19年２月23日
米国会計基準採用の有無　無

1.　18年12月期の連結業績（平成18年１月１日～平成18年12月31日）

(1) 連結経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年12月期	52,729	(△3.3)	△3,385	(—)	△3,345	(—)
17年12月期	54,554	(6.8)	12	(—)	1,024	(—)

	当期純利益		1株当たり当期純利益		潜在株式調整後1株当たり当期純利益		自己資本当期純利益率	総資産経常利益率	売上高経常利益率
	百万円	%	円	銭	円	銭	%	%	%
18年12月期	△8,075	(—)	△84	84	—	—	△97.0	△9.2	△6.3
17年12月期	△31	(—)	△0	38	—	—	△0.3	2.6	1.9

(注)　①　持分法投資損益　18年12月期　△23百万円　17年12月期　—百万円
②　期中平均株式数(連結)　18年12月期　95,191,365株　17年12月期　82,703,858株
③　会計処理の方法の変更　無
④　売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
18年12月期	33,006	8,381	25.2	76	16
17年12月期	39,660	10,943	27.6	127	93

(注)　期末発行済株式数(連結)　18年12月期　109,356,656株　17年12月期　85,543,581株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年12月期	1,637	△1,383	△467	2,985
17年12月期	△1,493	△886	2,475	3,775

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　41社　持分法適用非連結子会社数　—社　持分法適用関連会社数　１社

(5) 連結範囲及び持分法の適用の異動状況
連結(新規)　—社　(除外)　２社　持分法(新規)　１社　(除外)　—社

2.　19年12月期の連結業績予想（平成19年１月１日～平成19年12月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	29,500	1,200	800
通期	60,000	2,700	1,700

(参考)　１株当たり予想当期純利益（通期）　15円54銭

※　上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後の様々な要因によって予想数値と異なる場合があります。上記の業績予想に関する事項は添付資料６ページをご参照ください。

1. 企業集団の状況

当社グループは、当社、子会社および関連会社の計43社で構成されており、情報通信およびネットワーク関連製品の研究開発、製造、販売を主な事業としております。

<製品開発>

地域の特性を活かし、日本、アメリカ、ニュージーランド、イタリアなどで行っております。また、開発案件により、各拠点単独または共同で取り組むこととしております。

<製品製造>

製造コストが安価でかつインフラの整備されたシンガポール、中国で行っております。

<製品販売>

日本を始め、北米、ヨーロッパ、アジア・オセアニア等、世界各地に販売拠点を設けております。

〔事業の系統図〕



(平成18年12月31日現在)
顧　　客
海　外
国　内
製品・サービス
製品・サービス
販売・サービス会社
アライドテレシス㈱　(日本)
Allied Telesis Inc.　(アメリカ)
Allied Telesis Capital Corp.　(アメリカ)
Allied Telesis International S.A　(スイス)
Allied Telesis (China) Ltd.　(中国)
アライドテレシスネットワークス㈱　(日本)
コレガグループ
他
製品・サービス
製造・物流会社
Allied Telesis (Hong Kong) Ltd.　(香港)
Allied Telesyn International (Asia) Pte.Ltd.　(シンガポール)
Allied Telesis (Suzhou) Co.Ltd.　(中国)
Allied Telesis (Dongguan) Co.Ltd.　(中国)
製品・サービス
開発会社
㈱アライドテレシス開発センター　(日本)
Allied Telesis Labs Ltd.　(ニュージーランド)
Allied Telesis Labs Inc.　(アメリカ)
Allied Telesis Inc.　(アメリカ)
Allied Telesis Labs S.r.l.　(イタリア)
他
開発委託
アライドテレシスホールディングス株式会社（グループ全体の管理・統括）

(注)連結子会社41社、持分法適用関連会社1社であります。

2. 経営方針

(1) 会社の経営の基本方針

当社グループは、イーサネット技術およびＩＰ技術を基盤とした総合的なネットワークソリューションを提供することにより、快適で安心・安全なブロードバンド社会の発展に貢献することを基本方針としております。

急速に進展・浸透する情報社会において、顧客・株主・従業員ならびに地域社会の皆様がそのメリットを十分に享受することができるよう、以下の３事業を核に付加価値の高いソリューションとその実現のための製品・サービスを提供してまいります。

① プロダクト・プロバイダー

高性能・高品質・高い信頼性を兼ね備え、かつコストパフォーマンスに優れたネットワーク機器を提供してまいります。

② ソリューション・プロバイダー

お客様にとって最適なネットワーク・サービスを実現するため、コンサルティングから導入運用支援までをトータルにお手伝いしてまいります。

③ サービス・プロバイダー

ＮＳＰ（ネットワーク・サービス・プロバイダー）

お客様のニーズに合わせ、設計から施工・保守に至るトータルなサポートを実現し、お客様を強力にバックアップしてまいります。

ＩＰ-ＧＳＰ（ＩＰグローバル・サービス・プロバイダー）

世界各国のサービス提供エリア（現在は米国内大学および日本国内米軍基地）に対してＩＰトリプルプレイ・サービスを提供し、お客様ごとに回線敷設からＩＰ電話やＩＰＴＶなどコンテンツまですべてを提供してまいります。

(2) 会社の利益配分に関する基本方針

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当を目指してまいります。

(3) 投資単位の引下げに関する考え方及び基本方針等

当社は、株式市場での当社株式の流動性を高めつつ、広範な投資家層に長期にわたり安定的に保有していただけるようにすることが重要であると認識しております。この方針に従い、平成16年８月20日に１株につき10株の割合で分割を実施し、投資し易い環境を整えております。

(4) 目標とする経営指標

当社グループは、各事業の成長性と安定した収益基盤の構築を経営目標の一つとしており、売上高成長率、営業利益、営業利益率に重点を置き、これらの継続的な向上に努めております。

(5) 中長期的な会社の経営戦略

当社グループは、創業以来20年間継続してきた「法人向けネットワーク機器」の開発・製造・販売において、再度原点に立ち返り、価格、技術に優れた製品をタイムリーに開発・販売していくことで、ネットワーク機器総合メーカーとして、中長期的に緩やかな成長をしながら売上を拡大してまいります。

また、ＩＰネットワーク上のマルチメディア化にいち早く注目し、ＩＰトリプルプレイ事業の準備（機器の開発、販売体制構築）に、2002年以降の５年間で200億円の戦略的投資を行ってきましたが、欧米を中心とした市場に評価され、世界のブロードバンド化の波に乗り爆発的ヒットをこの数年で起こすことになる機会を得ております。

当社グループのＩＰトリプルプレイはアプリケーション、特にＶＯＤ（Video On Demand）を、より高品質に、より効率よく届けるためにネットワークを構築するという視点で開発しており、そのためサービスの品質は高くなり、それをユーザーは選択し、その結果として当社グループのＩＰトリプルプレイ事業はこれから５年間で約1200％の成長を遂げると見込んでいます。

２つの事業を中心とし、世界各国で機器の販売およびサービスの提供をしてグローバルなネットワーキング・カンパニーを目指します。

(6) 会社の対処すべき課題

ネットワーク関連市場は今後も劇的な変化を遂げながら成長していくものと思われますが、同時に競争も激化しております。当社グループは、以下の三分野を事業の柱に据え、持続的な企業価値向上を図ってまいります。

① ネットワーク機器事業

お客様のニーズをいち早く取り入れた優れた製品をタイミングよく開発・販売することにより、流通・販売・サポートサービスを充実させ、シェア拡大を目指してまいります。

② ＩＰトリプルプレイ事業

（ｉ）ＮＳＰ（ネットワーク・サービス・プロバイダー）

機器の開発からサービス・サポート、コンサルティングまでワンストップで提供可能な体制を整え、マーケットリーダーとしての地位の確立を目指してまいります。また、大手システムインテグレーターとの強力なパートナーシップにより、更なる営業力の強化を図ってまいります。

（ⅱ）ＩＰ－ＧＳＰ（ＩＰグローバル・サービス・プロバイダー）

大学や地域など限られたエリアにおいて、インフラの敷設からＩＰ電話、ＩＰテレビ、その他様々なサービスやコンテンツを提供する事業であり、機器メーカーとしての範疇を超え、ネットワーク構築からそれを利用したサービス提供まで総合的に提供できる企業集団としての飛躍を目指してまいります。これにより、サービスに応じた収入を得ることができるビジネスモデルであり、安定した収益の確保につなげてまいります。

③ 研究開発事業

当事業はネットワーク機器の総合メーカーとしての重要な使命であり、今後も売上高の一定割合を投資し、将来の企業活動を見据えた研究開発を進めてまいります。

(7) 親会社等に関する事項

当社は親会社を有しておりません。

(8) その他、会社の経営上の重要な事項

特記すべき事項はありません。

3. 経営成績及び財政状態

(1) 経営成績

当期におけるわが国経済は、原油や原材料の価格高騰もありましたが、企業収益の改善を背景に設備投資が好調に推移し、雇用環境も改善するなど、景気は緩やかな回復傾向を示しました。海外におきましては、米国経済は個人消費や設備投資が減速し始めたものの、概ね堅調に推移しました。欧州経済は輸出の増加に支えられ回復基調をたどりました。また、アジア経済は中国をはじめとして高水準の成長を維持しました。

しかしながら、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、国内外での製品開発の激化、サービスの多角化、価格競争による製品価格の下落等が続いており、極めて厳しい状況で推移しました。

このような状況のもと、当社グループは、コスト削減と新製品開発に注力してまいりました。国内では販売管理費の削減と情報セキュリティの強化を図るため、グループ各社のオフィスの集約を実施いたしました。

生産部門においては、安定した部品調達と充実した品質管理およびコスト削減を目的として、一部製品の生産をＥＭＳ（Electronics Manufacturing Service、受託生産事業会社）に委託し、将来的な生産拡張に迅速に対応できる体制を整えました。

製品開発においては、新たにＧＥ－ＰＯＮや10ギガビットイーサネットモジュールを開発し、ＩＰトリプルプレイ・ソリューションの中核に位置するｉＭＡＰ（マルチサービス・アクセス・プラットフォーム）のネットワーク構築に柔軟性を持たせました。また、ワイヤレス製品においては、企業内ネットワークから高速移動中のモバイルアクセスまでサポートする「ＴｅｎＱ」ブランドを発表し、有線／無線を問わないネットワーク環境の提供が可能となりました。

この結果、海外においてはＩＰトリプルプレイ関連を中心に販売は順調な伸びを示しましたが、国内においては一般消費者向け製品およびレガシー製品とも競争が激化していることに加え、市場の拡大が当初の予想を下回ったことから、販売は弱含みとなりました。

また、財務体質の強化、収益構造の強化を図るため、その弊害となる恐れがある投資有価証券評価損、ソフトウェア減損および繰延税金資産の減損を計上いたしました。

当事業年度の連結業績は以下のとおりであります。

＜当期の実績＞　　　　（単位：百万円）

	連結	単独
売上高	52,729	7,192
（日本）	28,363	7,192
（欧米）	21,525	—
（アジア・オセアニア）	2,840	—
経常損失	3,345	518
当期純損失	8,075	8,428

(2) 財政状態

①資産・負債・資本の状況

＜資産の部＞

当連結会計年度末の総資産は330億６百万円となり、前期比66億53百万円の減少となりました。 流動資産は272億74百万円となり、前期比28億９百万円の減少となりました。これは主に転換社債型新株予約権

付社債の発行に伴う預け金の増加20億円、受取手形及び売掛金の減少18億35百万円、棚卸資産の減少13億77百万円、繰延税金資産の減少13億４百万円等によるものであります。
固定資産は57億31百万円と前期比38億44百万円の減少となりました。有形固定資産の減少５億66百万円、米国子会社株式の評価減に伴う連結調整勘定の一括償却およびソフトウェア減損による無形固定資産の減少14億30百万円、繰延税金資産の減少15億62百万円、投資有価証券の減少2億13百万円等によるものです。
＜負債の部＞
当連結会計年度末の負債の合計額は246億25百万円と前期比37億99百万円の減少となりました。支払手形及び買掛金が５億30百万円減少、短期借入金が31億13百万円減少、１年以内返済予定長期借入金が13億14百万円減少するなど、流動負債は42億91百万円の減少となりました。固定負債は長期借入金が34億30百万円減少する一方、社債が37億82百万円増加したことにより、３億92百万円の増加となりました。
＜純資産の部＞
株主資本は利益剰余金が80億75百万円減少する一方で、転換社債型新株予約権付社債の株式転換および新株予約権の権利行使等により資本金および資本剰余金が54億１百万円増加したこと等により前期比26億74百万円の減少となる83億45百万円となりました。
これにより、自己資本比率は25.2%と前期比2.4%ポイントの下落となりました。
株主資本以外の項目の変動としては少数株主持分の減少等２億88百万円があり、当連結会計年度末の純資産合計で29億63百万円の減少となる、83億81百万円となりました。
②キャッシュ・フローの状況
当連結会計年度末における現金及び現金同等分（以下、「資金」という。）は前期比７億89百万円減少し、29億85百万円となりました。当連結会計年度における各キャッシュ・フローの状況とそれらの増減要因は、以下のとおりであります。
＜営業活動によるキャッシュ・フロー＞
当連結会計年度の営業活動によるキャッシュ・フローは、16億37百万円の収入となりました。税金等調整前当期純損失を51億79百万円計上しましたが、売上債権の回収および棚卸資産の削減による収入、連結調整勘定償却や有価証券評価損による純利益への足し戻し等により前期比31億30百万円の収入増となりました。
＜投資活動によるキャッシュ・フロー＞
当連結会計年度の投資活動によるキャッシュ・フローは、13億83百万円の支出となりました。これは主に生産設備や開発・検査設備の取得や定期預金の預け入れによるもので、前期比４億97百万円の支出増となりました。
＜財務活動によるキャッシュ・フロー＞
当連結会計年度の財務活動によるキャッシュ・フローは４億67百万円の支出となりました。社債および株式発行による収入がある一方で、長短借入金の返済や拘束性預金の預け入れによる支出等もあり、前期比29億42百万円の支出増となりました。
(3) 次期の見通し
当社グループはネットワーク総合メーカーとして再度原点に立ち、お客様のニーズにいち早く応え、価格、技術に優れた製品をタイミングよく開発／販売することで、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実をはかり、ギガビットイーサネット、10ギガビットイーサネットへの移行に伴う市場を獲得することで従来どおりの売上げを継続的に上げることができると考えております。また、昨年からスタートした新たなビジネスモデルＩＰ-ＧＳＰ(グローバル・サービス・プロバイダー)に

よる米軍横田基地へのＩＰＴＶなどのサービス提供開始やＩＢＭなど大手システムインテグレーターと欧米を中心とした販売提携を、さらに発展することでＩＰトリプルプレイ事業の確実な売り上げ実績が望めると考えております。さらに経営効率化とコスト削減を目的とした組織強化を行い、各事業の売上げ向上と利益の上がる体制作りに着手したことで、次期の業績につきましては大幅な回復を見込んでおります。

＜連結業績見通し＞ （単位：百万円）

	当期実績	次期見込
売 上 高	52,729	60,000
営業利益	△3,385	3,000
経常利益	△3,345	2,700
当期純利益	△8,075	1,700

（注）△は損失

(4) 事業等のリスク

当社グループの経営成績および財政状況等に影響を与える可能性のある事業場のリスクには、以下のようなものが想定されます。なお、これらは様々なリスクのうち代表的なものであり、実際に起こりうるリスクは、これらに限定されるものではありません。また、将来や想定に関する事項は、本資料発表日現在において当社が判断したものであります。

①政情に関するリスク

当社グループは中国およびシンガポールに生産拠点を有しております。これらの国において政治や法環境の変化や経済状況の変化などの予期せぬ事態が発生し清算活動に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

②調達に関するリスク

当社グループの製品には多数の精密電子部品（ＩＣ、メモリー、光デバイス等）が使用されております。これらの部品の安定的な供給を受けるため、調達先との緊密な関係を保つとともに、絶えず新製品等に関する情報収集を行っております。しかしながら、これらの部品は世界的な需給バランスの影響を強く受ける傾向があります。特定に産業や地域からの需要増加や災害等による供給の減少等による需給バランスの急激な変化により、部品の調達に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

③法規制に関するリスク

当社グループは世界21か国に拠点を有しております。各国の安全基準や環境基準等は様々であり、当社グループはこれらの基準や規制等に適合する製品の供給を行っております。これらの基準や規制等が改正され、製品の製造および販売に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

④品質に関するリスク

当社グループは出荷製品の品質管理の徹底を図っておりますが、これらのリスクを完全に排除することは困難であります。万一、品質に関連する事故等が発生した場合、その発生要因が当社グループに起因するものであるか否かを問わず、損害賠償責任を負うとともに社会的信用が失われることとなり、当社の経営に影響を与える可能性があります。

⑤為替に関するリスク

当社グループは世界21か国に拠点を有しており、連結売上高に占める海外の比率は40％強であります。また、日本における当社グループの部品、製品等の仕入れは主にドル建にて決済しており、為替の影響を受け易くなっております。これらの為替変動リスクを軽減するため先物為替予約によるヘッジを

行っておりますが、すべてのリスクを排除することは困難であり、急激な為替相場の変動が起きた場合には、当社の経営に影響を与える可能性があります。

⑥競合に関するリスク

当社グループが属するネットワーク関連市場は、市場価格の下落や製品サイクルの短縮化が顕著であります。当社グループは高付加価値製品の投入や新規技術投資等を行い、競争力の強化を図るとともにコスト削減に取り組んでおりますが、より一層の製品価格の下落や産業界のＩＴ投資動向が変化した場合には、当社グループの経営に影響を及ぼす可能性があります。

⑦災害等に関するリスク

当社グループは世界21か国に拠点を有しており、これらの地域で地震等の自然災害やテロ等が発生した場合には、各拠点の設備等が壊滅的な被害を被る可能性があります。この場合、各拠点の操業が中断するだけでなく、修復や代替設備等に関する巨額の費用を要することとなり、当社グループの経営に影響を与える可能性があります。

⑧特定人物への依存に関するリスク

当社グループの事業の推進者は当社代表取締役会長である大嶋章禎であります。大嶋章禎は、当社グループの最高経営責任者として、当社グループの経営戦略の決定や事業の遂行に大きな影響力を有しております。このような状況のもとで、大嶋章禎が何らかの理由により当社グループの業務を継続することが困難になった場合には、当社グループの経営に重大な影響を与える可能性があります。

4. 連結財務諸表等

連結財務諸表

① 連結貸借対照表

区分	注記番号	前連結会計年度（平成17年12月31日）金額(千円)		構成比(%)	当連結会計年度（平成18年12月31日）金額(千円)		構成比(%)	比較増減 金額(千円)
(資産の部)								
Ⅰ 流動資産								
1 現金及び預金	※2		3,850,316			3,497,514		
2 受取手形及び売掛金	※1,2		12,897,589			11,062,391		
3 有価証券			—			125,875		
4 たな卸資産			10,371,259			8,993,982		
5 繰延税金資産			1,304,779			—		
6 預け金	※4		—			2,000,000		
7 その他			2,383,809			2,267,641		
貸倒引当金			△723,449			△672,642		
流動資産合計			30,084,304	75.9		27,274,763	82.6	△2,809,541
Ⅱ 固定資産								
1 有形固定資産								
(1) 建物及び構築物		1,731,022			1,729,898			
減価償却累計額		671,392	1,059,629		712,818	1,017,079		
(2) 機械装置及び運搬具		1,323,879			1,122,516			
減価償却累計額		865,923	457,955		870,759	251,757		
(3) 工具器具及び備品		6,700,501			7,016,849			
減価償却累計額		4,571,509	2,128,991		5,245,493	1,771,356		
(4) 土地			710,868			716,157		
(5) 建設仮勘定			11,522			46,303		
有形固定資産合計			4,368,967	11.0		3,802,654	11.5	△566,313
2 無形固定資産								
(1) 連結調整勘定			1,060,197			—		
(2) その他			836,888			466,419		
無形固定資産合計			1,897,085	4.8		466,419	1.4	△1,430,666
3 投資その他の資産								
(1) 投資有価証券			864,292			650,555		
(2) 長期前払費用			33,041			40,344		
(3) 繰延税金資産			1,562,990			—		
(4) その他			1,049,637			783,913		
貸倒引当金			△200,077			△12,383		
投資その他の資産合計			3,309,884	8.3		1,462,430	4.4	△1,847,453
固定資産合計			9,575,937	24.1		5,731,504	17.4	△3,844,433
資産合計			39,660,242	100.0		33,006,267	100.0	△6,653,975

区分	注記番号	前連結会計年度（平成17年12月31日）			当連結会計年度（平成18年12月31日）			比較増減
		金額（千円）		構成比（%）	金額（千円）		構成比（%）	金額(千円)
（負債の部）								
Ⅰ　流動負債								
1　支払手形及び買掛金	※1		6,385,539			5,855,241		
2　短期借入金	※2,3		7,464,993			4,351,281		
3　一年以内返済予定長期借入金	※3		4,561,378			3,247,295		
4　一年以内償還予定社債			268,000			268,000		
5　未払費用			—			2,106,219		
6　未払法人税等			278,866			126,641		
7　賞与引当金			163,043			248,306		
8　繰延税金負債			—			34,310		
9　その他			3,369,568			2,062,921		
流動負債合計			22,491,389	56.7		18,300,216	55.4	△4,191,173
Ⅱ　固定負債								
1　社債	※4		532,000			4,314,000		
2　長期借入金	※3		4,756,424			1,326,178		
3　退職給付引当金			534,591			605,444		
4　繰延税金負債			—			34,013		
5　その他			109,980			45,368		
固定負債合計			5,932,996	15.0		6,325,004	19.2	392,007
負債合計			28,424,385	71.7		24,625,220	74.6	△3,799,165
（少数株主持分）								
少数株主持分			292,047	0.7		—	—	△292,047
（資本の部）								
Ⅰ　資本金			4,996,366	12.6		—	—	△4,996,366
Ⅱ　資本剰余金			7,126,908	18.0		—	—	△7,126,908
Ⅲ　利益剰余金			△1,091,329	△ 2.8		—	—	1,091,329
Ⅳ　その他有価証券評価差額金			47,312	0.1		—	—	△47,312
Ⅴ　為替換算調整勘定			△123,982	△ 0.3		—	—	123,982
Ⅵ　自己株式			△11,466	0.0		—	—	11,466
資本合計			10,943,809	27.6		—	—	△10,943,809
負債、少数株主持分及び資本合計			39,660,242	100.0		—	—	△39,660,242

区分	注記番号	前連結会計年度 (平成17年12月31日) 金額(千円)		構成比 (%)	当連結会計年度 (平成18年12月31日) 金額(千円)		構成比 (%)	比較増減 金額(千円)
(純資産の部)								
Ⅰ 株主資本								
1 資本金			—	—		7,697,146	23.3	7,697,146
2 資本剰余金			—	—		9,827,574	29.8	9,827,574
3 利益剰余金			—	—		△9,167,169	△27.7	△9,167,169
4 自己株式			—	—		△11,929	△0.0	△11,929
株主資本合計			—	—		8,345,622	25.4	8,345,622
Ⅱ 評価・換算差額等								
1 その他有価証券評価差額金			—	—		35,991	0.1	35,991
2 繰延ヘッジ損益			—	—		49,990	0.1	49,990
3 為替換算調整勘定			—	—		△102,471	△0.3	△102,471
評価・換算差額等合計			—	—		△16,489	△0.1	△16,489
Ⅲ 新株予約権			—	—		51,914	0.1	51,914
純資産合計			—	—		8,381,047	25.4	8,381,047
負債純資産合計			—	—		33,006,267	100.0	33,006,267

② 連結損益計算書

区分	注記番号	前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成18年1月1日 至 平成18年12月31日) 金額(千円)		百分比(%)	比較増減 金額(千円)
Ⅰ 売上高			54,554,893	100.0		52,729,748	100.0	△1,825,145
Ⅱ 売上原価			29,518,674	54.1		30,096,014	57.1	577,340
売上総利益			25,036,219	45.9		22,633,733	42.9	△2,402,485
Ⅲ 販売費及び一般管理費	※1,2		25,024,164	45.9		26,019,418	49.3	995,254
営業利益又は営業損失(△)			12,054	0.0		△3,385,685	△6.4	△3,397,740
Ⅳ 営業外収益								
1 受取利息		30,829			61,586			
2 受取配当金		134			1,184			
3 為替差益		1,215,355			395,180			
4 金利スワップ評価益		25,972			—			
5 為替予約評価益		3,819			—			
6 その他		197,716	1,473,827	2.7	36,013	493,965	0.9	△979,862
Ⅴ 営業外費用								
1 支払利息		351,440			316,540			
2 為替予約評価損		—			13,397			
3 貸倒引当金繰入額		—			12,383			
4 持分法による投資損失		—			23,015			
5 シンジケートローン手数料		42,500			10,270			
6 その他		67,401	461,341	0.8	77,699	453,305	0.8	△8,036
経常利益又は経常損失(△)			1,024,540	1.9		△3,345,025	△6.3	△4,369,566
Ⅵ 特別利益								
1 固定資産売却益	※3	769			11,827			
2 投資有価証券売却益		—			16			
3 連結子会社持分変動損益		4,786			—			
4 貸倒引当金戻入益		—			21,267			
5 清算配当金		—			28,910			
6 その他	※4	42,195	47,752	0.1	8,511	70,533	0.1	22,781

区分	注記番号	前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)		百分比(%)	当連結会計年度 (自 平成18年1月1日 至 平成18年12月31日) 金額(千円)		百分比(%)	比較増減 金額(千円)
Ⅶ 特別損失								
1 固定資産売却損	※6	321			275			
2 固定資産除却損	※5	41,622			409,105			
3 投資有価証券評価損		40,904			285,449			
4 のれん償却費		—			1,013,154			
5 貸倒引当金繰入額		195			—			
6 その他		—	83,044	0.2	196,523	1,904,508	3.6	1,821,464
税金等調整前当期利益又は税金等調整前当期純損失(△)			989,248	1.8		△5,179,000	△9.8	△6,168,249
法人税、住民税及び事業税		444,690			322,326			
法人税等調整額		1,027,979	1,472,670	2.7	2,896,714	3,219,041	6.1	1,746,371
少数株主損失			452,093	△ 0.8		322,202	△0.6	△129,890
当期純損失			31,328	△ 0.1		8,075,840	△15.3	8,044,511

③ 連結剰余金計算書

区分	注記番号	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日) 金額(千円)	
(資本剰余金の部)			
Ⅰ　資本剰余金期首残高			5,461,082
Ⅱ　資本剰余金増加高			
1　増資による新株式の発行		―	
2　株式交換による増加高		30,989	
3　新株予約権の行使による増加高		1,634,836	1,665,825
Ⅲ　資本剰余金期末残高			7,126,908
(利益剰余金の部)			
Ⅰ　利益剰余金期首残高			△ 981,166
Ⅱ　利益剰余金増加高			
1　連結除外に伴う利益剰余金増加高		355	355
Ⅲ　利益剰余金減少高			
1　配当金		79,190	
2　当期純損失		31,328	110,518
Ⅲ　利益剰余金期末残高			△ 1,091,329

④ 連結株主資本等変動計算書

当連結会計年度(自　平成18年1月1日　至　平成18年12月31日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成17年12月31日残高(千円)	4,996,366	7,126,908	△1,091,329	△11,466	11,020,479
連結会計年度中の変動額					
新株の発行	2,700,779	2,700,666	—	—	5,401,445
当期純損失	—	—	△8,075,840	—	△8,075,840
自己株式の取得	—	—	—	△462	△462
株主資本以外の項目の連結会計年度中の変動額(純額)	—	—	—	—	—
連結会計年度中の変動額合計(千円)	2,700,779	2,700,666	△8,075,840	△462	△2,674,857
平成18年12月31日残高(千円)	7,697,146	9,827,574	△9,167,169	△11,929	8,345,622

	評価・換算差額等				新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計			
平成17年12月31日残高(千円)	47,312	108,342	△123,982	31,671	—	292,047	11,344,199
連結会計年度中の変動額							
新株の発行	—	—	—	—	—	—	5,401,445
当期純損失	—	—	—	—	—	—	△8,075,840
自己株式の取得	—	—	—	—	—	—	△462
株主資本以外の項目の連結会計年度中の変動額(純額)	△11,320	△58,351	21,510	△48,161	51,914	△292,047	△288,294
連結会計年度中の変動額合計(千円)	△11,320	△58,351	21,510	△48,161	51,914	△292,047	△2,963,151
平成18年12月31日残高(千円)	35,991	49,990	△102,471	△16,489	51,914	—	8,381,047

⑤ 連結キャッシュ・フロー計算書

区分	注記番号	前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)	当連結会計年度 (自 平成18年1月1日 至 平成18年12月31日) 金額(千円)	比較増減 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前当期純利益又は当期純損失(△)		989,248	△5,179,000	△6,168,249
2 減価償却費		1,690,334	1,687,827	△2,506
3 のれん償却費		101,171	1,060,197	959,026
4 貸倒引当金の増加額又は減少額(△)		△ 80,679	△177,301	△96,622
5 賞与引当金の増加額又は減少額(△)		149,233	84,410	△64,822
6 退職給付引当金の増加額又は減少額(△)		△ 159	60,732	60,891
7 受取利息及び受取配当金		△30,964	△62,771	△31,807
8 支払利息		351,440	316,540	△34,899
9 為替差損益		△1,000,336	132,778	1,133,114
10 為替予約評価損益		3,819	13,397	9,578
11 金利スワップ評価損益		25,972	―	△25,972
12 投資有価証券評価損		40,904	285,449	244,544
13 投資有価証券売却益		―	△16	△16
14 有形固定資産売却損益		△447	△11,552	△11,104
15 有形固定資産除却損		41,622	409,105	367,483
16 持分法による投資損益		―	23,015	23,015
17 匿名組合出資利益		△ 42,195	―	42,195
18 売上債権の増加額(△)又は減少額		△ 436,512	2,257,983	2,694,496
19 たな卸資産の増加額(△)又は減少額		△ 253,859	1,392,286	1,646,146
20 仕入債務の増加額又は減少額(△)		△ 849,015	△1,004,104	△155,088
21 その他		△990,125	1,028,837	2,014,175
小計		△ 290,550	2,317,815	2,608,366
22 利息及び配当金の受取額		30,964	62,771	31,807
23 利息の支払額		△ 347,739	△337,330	10,408
24 法人税等の支払額		△ 885,815	△405,702	480,113
営業活動によるキャッシュ・フロー		△ 1,493,141	1,637,554	3,130,695
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△ 650,942	△873,111	△222,168
2 有形固定資産の売却による収入		169,918	23,199	△146,719
3 無形固定資産の取得による支出		△ 278,837	△254,186	24,651
4 投資有価証券の取得による支出		△ 302,475	△67,759	234,715
5 投資有価証券の売却による収入		50	16	△34
6 定期預金の純増加額		―	△562,939	△562,939
7 貸付による支出		△ 2,073	△757	1,316
8 貸付の返済による収入		27,612	44,206	16,593
9 その他		150,636	307,731	157,095
投資活動によるキャッシュ・フロー		△ 886,110	△1,383,599	△497,489

		前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日)	当連結会計年度 (自 平成18年1月1日 至 平成18年12月31日)	比較増減
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅲ 財務活動によるキャッシュ・フロー				
1 拘束性預金の増加額		―	△2,000,000	△2,000,000
2 短期借入金の純増加額又は純減少額(△)		52,239	△3,173,952	△3,226,191
3 長期借入れによる収入		4,445,000	8,071,956	3,626,956
4 長期借入金の返済による支出		△ 6,026,366	△12,468,818	△6,442,452
5 社債の発行による収入		2,300,000	7,100,000	4,800,000
6 社債償還による支出		―	△268,000	△268,000
7 株式の発行による収入		1,775,592	2,337,541	561,948
8 新株予約権発行収入		―	73,800	73,800
9 新株予約権買取減少		―	△65,000	△65,000
10 自己株式の取得による支出		△2,457	△462	1,995
11 少数株主への株式の発行による収入		10,568	―	△10,568
12 少数株主からの株式購入による支出		△254	―	254
13 配当金		△79,190	―	79,190
14 その他		―	△74,866	△74,866
財務活動によるキャッシュ・フロー		2,475,131	△467,802	△2,942,934
Ⅳ 現金及び現金同等物に係る換算差額		80,672	△593,577	△674,250
Ⅴ 現金及び現金同等物の増加額又は減少額(△)		176,552	△789,865	△966,418
Ⅵ 現金及び現金同等物の期首残高		3,565,605	3,775,449	209,844
Ⅶ 株式交換による現金及び現金同等物の増加高		49,141	―	△49,141
Ⅷ 連結除外による現金及び現金同等物の減少額		△ 15,850	―	15,850
Ⅸ 現金及び現金同等物の期末残高		3,775,449	2,985,583	△789,865

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
1　連結の範囲に関する事項	(1) 連結子会社の数　43社 主要な連結子会社名は、「企業の概況4　関係会社の状況」に記載しているため省略しました。 当連結会計年度に新規設立されたAllied Telesyn Capital Inc. 及び平成17年5月27日の株式交換により連結子会社となりましたルート株式会社を当連結会計年度より連結の範囲に含めております。また、Allied Widuri SDN.BHD.は所有株式の一部を売却したことにより持分比率が低下したため連結の範囲から除外しております。 なお、非連結子会社はありません。	(1) 連結子会社の数　41社 主要な連結子会社名は、「企業の概況4　関係会社の状況」に記載しているため省略しました。 平成18年5月31日に清算結了となりましたアライドテレシスアールアンドディセンター山梨株式会社、及び平成18年12月21日に清算結了となりましたナクシージャパン株式会社は連結の範囲から除外しております。 なお、非連結子会社はありません。
2　持分法の適用に関する事項	該当事項はありません。	(1) 持分法適用関連会社の数　1社 持分法適用関連会社名 アイビーシー株式会社 平成18年2月6日の株式取得により持分法適用関連会社となりましたアイビーシー株式会社を当連結会計年度より持分法の適用の範囲に含めております。
3　連結子会社及び持分法適用関連会社の事業年度等に関する事項	すべての連結子会社の事業年度の末日は、連結決算日と一致しております。	すべての連結子会社の事業年度の末日は、連結決算日と一致しております。 持分法適用関連会社のアイビーシー株式会社の決算日は9月30日であります。連結財務諸表の作成にあたり、連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 移動平均法による原価法によっております。 ②　デリバティブ 時価法によっております。 ③　たな卸資産 当社および国内連結子会社は、主として総平均法による原価法により、海外連結子会社は主として先入先出法による低価法によっております。	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法(評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 同左

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社および国内連結子会社は、定率法(ただし、平成10年4月1日以降取得した建物(建物付属設備は除く)については、定額法)により、海外連結子会社は、定額法によっております。 主な耐用年数 建物及び構築物 (3年～39年) 機械装置及び運搬具 (5～6年) 工具器具及び備品 (3年～20年) ② 無形固定資産 自社利用のソフトウェアは、社内における見込利用期間(3年又は5年)に基づく定額法によっております。 販売用ソフトウェアは、販売可能な見込有効期間(3年)に基づく定額法によっております。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 自社利用のソフトウェアは、社内における見込利用期間(3年又は5年)に基づく定額法によっております。 販売用ソフトウェアは、販売可能な見込有効期間(3年)に基づく定額法によっております。 のれんは、20年に亘って均等償却しております。
	(3) 重要な繰延資産の処理方法 ① 社債発行費 発生時に全額を費用処理しております。 ② 新株発行費 発生時に全額を費用処理しております。	(3) 重要な繰延資産の処理方法 ① 社債発行費 発生時に全額を費用処理しております。 ② 株式交付費 発生時に全額を費用処理しております。
	(4) 重要な引当金の計上基準 ① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 ② 賞与引当金 従業員に対して支給する賞与に備えるため、当連結会計年度に負担すべき支給見込額を計上しております。	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 同左

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
	③　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（8年）による按分額をそれぞれ発生の翌連結会計年度より費用処理しております。	③　退職給付引当金 同左
	(5) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成にあたって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。 (6) 重要なリース取引の処理方法 当社及び国内連結子会社は、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係わる方法に準じた会計処理によっており、海外連結子会社については、主として通常の売買取引に準じた会計処理によっております。 (7) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ 為替予約取引 ヘッジ対象　借入金の利息 外貨建金銭債務	(5) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成にあたって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における為替換算調整勘定に含めております。 (6) 重要なリース取引の処理方法 同左 (7) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
	③　ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	③　ヘッジ方針 同左
	④　ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ. 金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ. 金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ. 長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ. 長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ. 金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。 (8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 消費税及び地方消費税の会計処理は税抜き方式によっております。 ②　連結納税制度の適用 当連結会計年度から連結納税制度を適用しております。	④　ヘッジの有効性評価の方法 同左 (8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ②　連結納税制度の適用 連結納税制度を適用しております。

項目	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
	③　匿名組合契約による持分の会計処理 当社の出資に係る匿名組合（レバレッジドリース）の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を流動負債の未払金に計上する処理を採用しております。 なお、同組合は平成17年8月31日をもって終了しております。	③　匿名組合契約による持分の会計処理 ――――
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　のれん(連結調整勘定)の償却に関する事項	連結調整勘定の償却については、次のとおりであります。 20年間の均等償却を行っております。	のれんの償却については、次のとおりであります。 20年間の均等償却を行っております。 （追加情報） 当連結会計年度においてのれんの減損処理を行ったため、のれん償却費として特別損失に1,013,154千円を計上しております。
7　利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会社の利益処分について、連結会計年度中に確定した利益処分に基づいて作成しております。	――――――――
8　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に満期日又は償還日の到来する短期投資からなっております。	同左

会計処理の変更

前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
――――――	（固定資産の減損に係る会計基準） 当連結会計年度より、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 なお、これによる損益に与える影響はありません。 （貸借対照表の純資産の部の表示に関する会計基準等） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用しております。 これによる損益に与える影響はありません。 なお、従来の「資本の部」の合計に相当する金額は8,279,142千円であります。 連結財務諸表規則の改正により、当連結会計年度における連結財務諸表は、改正後の連結財務諸表規則により作成しております。 （ストック・オプション等に関する会計基準等） 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第８号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年５月31日　企業会計基準適用指針第11号）を適用しております。 これにより株式報酬費用24,524千円が費用として計上され、営業損失、経常損失及び税金等調整前当期純損失が24,524千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。

前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
	(株式に基づく報酬の会計処理) 米国においては、ストック・オプション等の株式を基礎とした報酬は、会計原則審議会（ＡＰＢ）意見書第25号及びＳＦＡＳ第123号「株式を基礎とした報酬の会計処理」（ＳＦＡＳ第148号「株式を基礎とした報酬の会計処理-移行及び開示」による改正後）に基づいて会計処理しております。ＳＦＡＳ第123号基づく公正価値基準法では、報酬コストを報酬価値に基づいて付与日に測定し、勤務期間にわたって認識します。平成16年12月に米国財務会計基準審議会（ＦＡＳＢ）は、改訂ＳＦＡＳ第123号「株式を基礎とした報酬の会計処理」を公表しております。これはＳＦＡＳ第123号に代わるものであり、ＡＰＢ意見書第25号に優先します。全株式報酬費用取引に係るコストの財務諸表への認識を要求する同基準書は、公正価値を測定対象として確立し、株式報酬取引の会計処理に際して公正価値に基づく測定方法を適用することを事業体に要求しています。当該基準書は、平成18年１月１日以降開始する会計年度より適用となり、当社グループは当連結会計年度より適用しております。 これにより、株式報酬費用27,389千円が費用として計上され、営業損失、経常損失及び税金等調整前当期純損失が27,389千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。 (繰延資産の会計処理に関する当面の取扱い) 当連結会計年度より、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準委員会　平成18年８月11日　実務対応報告第19号）を適用しております。 これによる損益に与える影響はありません。

追加情報

前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
（連結納税制度） 当連結会計年度から連結納税制度を適用しております。	――――――
（外形標準課税） 「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後に開始する事業年度より外形標準課税制度が導入されたことに伴い、当連結会計年度から「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（平成16年2月13日　企業会計基準委員会　実務対応報告第12号）に従い法人事業税の付加価値割及び資本割については、販売費及び一般管理費に計上しております。 この結果、販売費及び一般管理費が65,032千円増加し、営業利益、経常利益及び税金等調整前当期純利益が、それぞれ65,032千円減少しております。	――――――

表示方法の変更

前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)	当連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)
――――――――	(連結貸借対照表) 前連結会計年度において流動負債の「その他」に含めて表示しておりました「未払費用」は負債純資産の総額の100分の５を超えたため、当連結会計年度より区分掲記することとしました。 なお、前連結会計年度は流動負債の「その他」に1,436,173千円含まれております。
――――――――	(連結損益計算書) 連結財務諸表規則の改正に伴い、前連結会計年度において「連結調整勘定償却費」として掲記されていたものは、当連結会計年度から「のれん償却費」として表示しております。
――――――――	(連結キャッシュ・フロー計算書) 連結財務諸表規則の改正に伴い、前連結会計年度において「連結調整勘定償却額」として掲記されていたものは、当連結会計年度から「のれん償却費」として表示しております。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成17年12月31日）	当連結会計年度 （平成18年12月31日）
※1　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　35,481千円 支払手形　1,276千円	※1　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　51,466千円 支払手形　754千円
※2　担保に供している資産 次の資産を担保に供しております。 科目 預金　53,131千円 計　53,131千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金 （貸出コミットメントライン）　292,223千円 計　292,223千円	※2　担保に供している資産 次の資産を担保に供しております。 科目 預金　53,599千円 売掛債権　38,005千円 計　91,605千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金 （貸出コミットメントライン）　238,220千円 （ファクタリング）　34,177千円 計　272,397千円
※3　貸出コミットメントライン契約 連結子会社 Allied Telesis International S.A. においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　295,175千円 貸出実行残高　292,223千円 差引額　2,951千円	※3　貸出コミットメントライン契約 連結子会社 Allied Telesis International S.A. においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　297,775千円 貸出実行残高　238,220千円 差引額　59,555千円
	※4　エスクロー契約に係る預け金 預け金2,000,000千円は、エスクロー契約に係る預け金で平成18年9月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債（償還日平成22年9月17日ロンドン時間）6,000,000千円のうち、Hammonds社に当社名義で保管されている拘束預金であります。 当該拘束預金は、4,000,000千円を超える社債券の株式転換あるいは譲渡がなされた場合に、その行使額に見合う額の拘束が解かれるエスクロー契約であるため、預金ではなく預け金として表示しております。

（連結損益計算書関係）

前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　7,113,508千円 研究開発費　6,226,119千円	※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　7,440,989千円 研究開発費　6,296,954千円 賞与引当金繰入額　231,727千円 退職給付費用　60,722千円
※２　一般管理費及び当期製造費用に含まれる研究開発費の金額　6,266,119千円	※２　一般管理費及び当期製造費用に含まれる研究開発費の金額　6,296,954千円
※３　固定資産売却益の内訳は次のとおりです 機械装置及び運搬具　39千円 工具器具及び備品　292千円 ソフトウェア　437千円 計　769千円	※３　固定資産売却益の内訳は次のとおりです 車両運搬具　783千円 工具器具及び備品　9,535千円 ソフトウェア　1,508千円 計　11,827千円
※４　特別利益その他の内訳は次のとおりです。 匿名組合出資利益　42,195千円	――――――
※５　固定資産除却損の内訳は次のとおりです。 建物及び構築物　7,110千円 車両運搬具　400千円 機械装置及び運搬具　32千円 ソフトウェア　73千円 工具器具及び備品　34,005千円 計　41,622千円	※５　固定資産除却損の内訳は次のとおりです。 建物及び構築物　50,905千円 車両運搬具　6,453千円 ソフトウェア　332,498千円 工具器具及び備品　19,248千円 計　409,105千円
※６　固定資産売却損の内訳は次のとおりです。 工具器具及び備品　321千円	※６　固定資産売却損の内訳は次のとおりです。 機械装置及び運搬具　2千円 工具器具及び備品　273千円 計　275千円

（連結株主資本等変動計算書関係）

当連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

1　発行済株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式(株)	85,596,122	23,814,618	―	109,410,740

（変動事由の概要）

増加数の主な内訳は、ストックオプションの行使による増加229,800株、新株予約権（第三者割当）の行使による増加10,000,000株、転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加13,548,818株であります。

2　自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式(株)	52,541	1,543	―	54,084

（変動事由の概要）

増加数の主な内訳は、単元未満株式の買取りによる増加1,543株であります。

3　新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当連結会計年度末残高（千円）
			前連結会計年度末	増加	減少	当連結会計年度末	
提出会社	平成10年１月新株引受権	普通株式	8,000	―	―	8,000	―
	平成11年３月新株引受権	普通株式	42,000	―	500	41,500	―
	平成11年12月新株引受権	普通株式	79,800	―	11,700	68,100	―
	平成12年３月新株引受権	普通株式	93,100	―	7,000	86,100	―
	平成14年３月新株引受権	普通株式	28,000	―	―	28,000	―
	第１回新株予約権	普通株式	197,000	―	22,400	174,600	―
	第２回新株予約権	普通株式	51,000	―	2,500	48,500	―
	第３回新株予約権	普通株式	53,500	―	5,200	48,300	―
	第４回新株予約権	普通株式	1,279,000	―	323,000	956,000	―
	第５回新株予約権	普通株式	813,000	―	314,000	499,000	―
	第６回新株予約権	普通株式	720,000	―	134,000	586,000	―
	第７回新株予約権	普通株式	727,000	―	163,000	564,000	―
	第８回新株予約権	普通株式	500,000	―	―	500,000	―
	第11回新株予約権	普通株式	―	2,000,000	230,000	1,770,000	―
	第13回新株予約権	普通株式	―	770,000	100,000	670,000	24,524
小計			4,591,400	2,770,000	1,313,300	6,048,100	24,524
子会社	1988年ストック・オプション	普通株式	―	―	―	―	―
	1998年ストック・オプション	普通株式	―	―	―	―	27,389
小計			―	―	―	―	27,389
合計			4,591,400	2,770,000	1,313,300	6,048,100	51,914

（注）１．目的となる株式の数は、権利行使可能数を記載しております。

２．目的となる株式の数の変動事由

①平成11年３月新株引受権の減少は、退職等に伴う失効によるものであります。
②平成11年12月新株引受権の減少は、権利行使によるものであります。
③平成12年３月新株引受権の減少は、権利行使および退職等に伴う失効によるものであります。
④第１回新株予約権の減少は、権利行使および退職等に伴う失効によるものであります。
⑤第２回新株予約権の減少は、退職等に伴う失効によるものであります。
⑥第３回新株予約権の減少は、権利行使および退職等に伴う失効によるものであります。
⑦第４回新株予約権の減少は、権利行使および退職等に伴う失効によるものであります。
⑧第５回新株予約権の減少は、権利行使および退職等に伴う失効によるものであります。
⑨第６回新株予約権の減少は、権利行使および退職等に伴う失効によるものであります。
⑩第７回新株予約権の減少は、権利行使および退職等に伴う失効によるものであります。
⑪第11回新株予約権の増加および減少は、発行および退職等に伴う失効によるものであります。
なお、当該新株予約権は権利行使期間の初日が到来しておりません。
⑫第13回新株予約権の増加および減少は、発行および退職等に伴う失効によるものであります。
なお、当該新株予約権は権利行使期間の初日が到来しておりません。

4　配当に関する事項

該当事項はありません。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係(平成17年12月31日) 現金及び預金勘定　3,850,315千円 預入期間が3ヵ月を超える定期預金　74,866千円 現金及び現金同等物　3,775,449千円	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係(平成18年12月31日) 現金及び預金勘定　3,497,514千円 預入期間が3ヵ月を超える定期預金　637,806千円 差引　2,859,707千円 有価証券　125,875千円 現金及び現金同等物　2,985,583千円
2　株式交換により新たに連結子会社となった会社の資産及び負債の主な内訳 流動資産　138,621千円 固定資産　46,295千円 資産合計　184,917千円 流動負債　103,935千円 固定負債　57,020千円 負債合計　160,955千円	―――――
3　株式の売却により連結子会社でなくなった会社の資産及び負債の主な内訳 当連結会計年度に株式の売却により連結子会社でなくなったAllied　Widuri　SDN.BHD.の資産及び負債の主な内容は次のとおりです。 流動資産　48,510千円 固定資産　124千円 資産合計　48,635千円 流動負債　46,889千円 負債合計　46,889千円	―――――
4　重要な非資金取引の内容 株式交換による資本剰余金 増加高　31,085千円 転換社債の転換 転換社債の転換による 資本金増加高　750,000千円 転換社債の転換による 資本剰余金増加高　750,000千円 転換による転換社債減少額　1,500,000千円	4　重要な非資金取引の内容 転換社債の転換 転換社債の転換による 資本金増加高　1,525,000千円 転換社債の転換による 資本剰余金増加高　1,525,000千円 転換による転換社債減少額　3,050,000千円

セグメント情報

1　事業の種類別セグメント情報

前連結会計年度(自　平成17年1月1日　至　平成17年12月31日)及び当連結会計年度(自　平成18年1月1日　至　平成18年12月31日)において、当連結グループは、情報通信・ネットワーク関連事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

2　所在地別セグメント情報

前連結会計年度(自　平成17年1月1日　至　平成17年12月31日)

	日本 (千円)	欧米 (千円)	アジア・ オセアニア (千円)	計 (千円)	消去 又は全社 (千円)	連結 (千円)
Ⅰ　売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	31,985,040	20,028,247	2,541,604	54,554,893	―	54,554,893
(2) セグメント間の内部売上高又は振替高	473,455	449,460	16,475,217	17,398,133	(17,398,133)	―
計	32,458,495	20,477,708	19,016,822	71,953,026	(17,398,133)	54,554,893
営業費用	31,702,527	21,199,099	19,064,523	71,966,150	(17,423,312)	54,542,838
営業利益又は営業損失(△)	755,968	△ 721,391	△ 47,700	△ 13,123	25,178	12,054
Ⅱ　資産	39,054,515	14,655,310	13,514,764	67,224,590	(27,564,347)	39,660,242

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　本邦以外の区分に属する主な国又は地域

(1) 欧米……アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

当連結会計年度(自　平成18年1月1日　至　平成18年12月31日)

	日本 (千円)	欧米 (千円)	アジア・ オセアニア (千円)	計 (千円)	消去 又は全社 (千円)	連結 (千円)
Ⅰ　売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	28,363,034	21,525,777	2,840,936	52,729,748	―	52,729,748
(2) セグメント間の内部売上高又は振替高	1,433,815	584,438	15,923,287	17,941,541	(17,941,541)	―
計	29,796,850	22,110,215	18,764,223	70,671,289	(17,941,541)	52,729,748
営業費用	31,328,309	23,625,545	19,232,546	74,186,402	(18,070,968)	56,115,433
営業損失	1,531,459	1,515,330	468,323	3,515,113	129,427	3,385,685
Ⅱ　資産	31,886,672	15,155,231	14,673,732	61,715,637	(28,709,370)	33,006,267

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　本邦以外の区分に属する主な国又は地域

(1) 欧米……アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

3　(会計処理の変更) に記載のとおり、当連結会計年度より、「ストック・オプション等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第8号)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会　最終改正平成18年5月31日　企業会計基準適用指針第11号) を適用しております。これにより、「日本」において株式報酬費用24,524千円が費用として計上され、営業損失が24,524千円増加しております。また、米国においては、「株式を基礎とした報酬の会計処理」(米国財務会計基準審議会 (ＦＡＳＢ) 平成16年12月　改訂ＳＦＡＳ第123号) を適用しております。これにより、「欧米」において株式報酬費用27,389千円が費用として計上され、営業損失が27,389千円増加しております。

3　海外売上高

前連結会計年度(自　平成17年１月１日　至　平成17年12月31日)

	北米	欧州	アジア・オセアニア	計
Ⅰ　海外売上高(千円)	8,436,936	11,591,311	2,541,604	22,569,853
Ⅱ　連結売上高(千円)	―	―	―	54,554,893
Ⅲ　連結売上高に占める海外売上高の割合(%)	15.5	21.2	4.7	41.4

(注) 1　国又は地域の区分は、地理的近接度によっております。
2　本邦以外の区分に属する主な国又は地域
(1) 北米……アメリカ、カナダ
(2) 欧州……イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国
3　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

当連結会計年度(自　平成18年１月１日　至　平成18年12月31日)

	北米	欧州	アジア・オセアニア	計
Ⅰ　海外売上高(千円)	9,120,355	12,405,421	2,840,936	24,366,713
Ⅱ　連結売上高(千円)	―	―	―	52,729,748
Ⅲ　連結売上高に占める海外売上高の割合(%)	17.3	23.5	5.4	46.2

(注) 1　国又は地域の区分は、地理的近接度によっております。
2　本邦以外の区分に属する主な国又は地域
(1) 北米……アメリカ、カナダ
(2) 欧州……イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国
3　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

リース取引関係

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	工具器具及び備品	無形固定資産その他	合計
取得価格相当額	228,361千円	90,254千円	318,616千円
減価償却累計額	143,895千円	82,625千円	226,520千円
期末残高相当額	84,466千円	7,629千円	92,095千円

当連結会計年度

	工具器具及び備品	無形固定資産その他	合計
取得価格相当額	150,119千円	20,665千円	170,785千円
減価償却累計額	68,346千円	19,004千円	87,351千円
期末残高相当額	81,773千円	1,660千円	83,434千円

②　未経過リース料期末残高相当額

	前連結会計年度	当連結会計年度
1年内	39,477千円	38,505千円
1年超	53,752千円	46,118千円
合計	93,229千円	84,623千円

③　支払リース料、減価償却費相当額及び支払利息相当額

	前連結会計年度	当連結会計年度
支払リース料	54,689千円	41,066千円
減価償却相当額	52,406千円	38,839千円
支払利息相当額	2,310千円	2,349千円

前連結会計年度	当連結会計年度
④　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっています。	④　減価償却費相当額の算定方法 同左
⑤　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。	⑤　利息相当額の算定方法 同左
2　オペレーティング・リース取引 未経過リース料	2　オペレーティング・リース取引 未経過リース料

	前連結会計年度	当連結会計年度
1年内	315,504千円	225,431千円
1年超	1,063,398千円	688,541千円
合計	1,378,902千円	913,973千円

関連当事者との取引

前連結会計年度(自　平成17年１月１日　至　平成17年12月31日)

該当事項はありません。

当連結会計年度(自　平成18年１月１日　至　平成18年12月31日)

該当事項はありません。

税効果会計関係

前連結会計年度 (平成17年12月31日現在)		当連結会計年度 (平成18年12月31日現在)	
1 繰延税金資産及び繰延税金負債の発生の主な原因別内訳		1 繰延税金資産及び繰延税金負債の発生の主な原因別内訳	
繰延税金資産		繰延税金資産	
貸倒引当金	46,723千円	たな卸資産評価損	360,512千円
たな卸資産評価損	104,909千円	減価償却費	52,035千円
減価償却費	83,867千円	繰越欠損金	2,078,607千円
繰越欠損金	1,825,224千円	研究開発費	1,078,188千円
研究開発費	1,037,439千円	退職給付引当金	198,466千円
退職給付引当金	183,789千円	投資有価証券減損処理	199,296千円
投資有価証券減損処理	414,602千円	貸倒引当金繰入額	2,992,933千円
その他	435,507千円	関係会社株式減損処理	1,897,709千円
評価性引当額	△1,219,479千円	その他	360,962千円
繰延税金資産合計	2,912,581千円	評価性引当額	△9,218,708千円
繰延税金負債		繰延税金資産合計	—千円
その他有価証券評価差額金	32,476千円	繰延税金負債	
その他	25,178千円	為替予約	34,310千円
繰延税金負債合計	57,654千円	その他有価証券評価差額金	24,892千円
繰延税金資産の純額	2,854,926千円	その他	9,122千円
		繰延税金負債合計	68,324千円
		繰延税金負債総額	68,324千円
2 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳		2 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳	
国内の法定実効税率	40.7%	国内の法定実効税率	40.7%
(調整)		(調整)	
海外子会社の税率差異	44.6%	海外子会社の税率差異	△16.2%
国内連結会社の留保所得課税	7.1%	受取配当金等永久差異	1.9%
損金不算入の費用	4.3%	住民税均等割等	△0.4%
住民税均等割等	1.4%	のれん償却	△8.3%
連結調整勘定償却	4.2%	未実現利益の消去における適用税率差異	△1.5%
未実現利益の消去における適用税率差異	6.3%	税効果を伴わない連結差異	56.3%
評価性引当額	41.8%	評価性引当額	△133.1%
その他	△1.5%	その他	△1.5%
税効果会計適用後の法人税等の負担率	148.9%	税効果会計適用後の法人税等の負担率	△62.1%

有価証券関係

前連結会計年度(平成17年12月31日現在)

1　その他有価証券で時価のあるもの（平成17年12月31日現在）

種類	取得原価(千円)	連結決算日における連結貸借対照表計上額(千円)	差額(千円)
連結貸借対照表計上額が取得原価を超えるもの			
株式	8,219	16,419	8,199
債券	—	—	—
その他	—	—	—
小計	8,219	16,419	8,199
連結貸借対照表計上額が取得原価を超えないもの			
株式	—	—	—
債券	—	—	—
その他	—	—	—
小計	—	—	—
合計	8,219	16,419	8,199

2　時価評価されていない有価証券（平成17年12月31日現在）

	連結貸借対照表計上額(千円)
その他有価証券	
①　非上場株式	620,588
②　転換社債	227,284
合計	847,873

(注)　当連結会計年度において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式40,904千円であります。

3　その他有価証券のうち満期があるものの連結決算日後における償還予定額(平成17年12月31日現在)

	1年以内(千円)	1年超5年以内(千円)	5年超10年以内(千円)	10年超(千円)
①　債券				
転換社債	—	227,284	—	—
合計	—	227,284	—	—

当連結会計年度(平成18年12月31日現在)

1　その他有価証券で時価のあるもの（平成18年12月31日現在）

種類	取得原価 (千円)	連結決算日における 連結貸借対照表計上額 (千円)	差額 (千円)
連結貸借対照表計上額が 取得原価を超えるもの			
株式	6,885	10,612	3,726
債券	―	―	―
その他	―	―	―
小計	6,885	10,612	3,726
連結貸借対照表計上額が 取得原価を超えないもの			
株式	2,695	2,229	△466
債券	―	―	―
その他	―	―	―
小計	2,695	2,229	△466
合計	9,580	12,841	3,260

2　時価評価されていない有価証券（平成18年12月31日現在）

	連結貸借対照表計上額(千円)
その他有価証券	
①　非上場株式	637,714
②　転換社債	―
合計	637,714

(注)　当連結会計年度において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式36,614千円、転換社債248,834千円であります。

デリバティブ取引関係

1. 取引の状況に関する事項

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
1　取引の内容及び取引の利用目的 　当社は、将来の取引市場での為替及び金利等の相場変動に伴うリスクの軽減、または資金調達のコスト低減を目的に、通貨及び金利に係わるデリバティブ取引を利用しております。 　なお、デリバティブ取引を利用してヘッジ会計を行っております。	1　取引の内容及び取引の利用目的 　当社は、将来の取引市場での為替及び金利等の相場変動に伴うリスクの軽減、または資金調達のコスト低減を目的に、通貨及び金利に係わるデリバティブ取引を利用しております。 　なお、デリバティブ取引を利用してヘッジ会計を行っております。
①　ヘッジ会計の方法 　繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。	①　ヘッジ会計の方法 　同左
②　ヘッジ手段とヘッジ対象 　ヘッジ手段　金利スワップ　　為替予約取引 　ヘッジ対象　借入金の利息　　外貨建金銭債務	②　ヘッジ手段とヘッジ対象 　同左
③　ヘッジ方針 　当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	③　ヘッジ方針 　同左
④　ヘッジの有効性評価の方法 　ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 　また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ. 金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ. 金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ. 長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ. 長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ. 金利スワップの受払い条件がスワップ期間を通して一定である。 　従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。	④　ヘッジの有効性評価の方法 　同左

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
2　取引に対する取り組み方針及び取引に係わるリスクの内容 当社は、実需に基づく債権・債務を対象としてデリバティブ取引を行っており、投機及びトレーディング目的ではデリバティブ取引は行っておりません。当社が利用しているデリバティブ取引は、全て為替及び金利相場の急激な変動に対するリスクヘッジが目的であります。さらに、契約先の選定にあたっては信用リスクを充分に考慮しております。したがいまして、当社の利用しているデリバティブ取引に係わる市場リスク及び信用リスクは僅少であると認識しております。	2　取引に対する取り組み方針及び取引に係わるリスクの内容 同左
3　取引に係わるリスク管理体制 当社は、デリバティブ取引の実行及び管理は財務部にて行っております。財務部は、月ごとの取締役会にて取引内容を報告しております。 また、多額のデリバティブ取引については、取締役会の決定を得た上で実行しております。	3　取引に係わるリスク管理体制 同左

2．取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

種類	前連結会計年度（平成17年12月31日現在）				当連結会計年度（平成18年12月31日現在）			
	契約額等（千円）	契約額等のうち１年超（千円）	時価（千円）	評価損益（千円）	契約額等（千円）	契約額等のうち１年超（千円）	時価（千円）	評価損益（千円）
市場取引以外の取引								
為替予約取引								
買建								
米ドル	1,076,815	―	1,117,454	40,643	647,764	―	664,072	16,308
ニュージーランドドル	37,220	―	40,199	2,979	35,222	―	41,741	6,518
合計	1,114,035	―	1,157,654	43,623	682,986	―	705,814	22,827

（注）1　時価の算定方法
　　　　為替予約取引・・・先物相場によっております。
　　　2　上記の為替予約取引の買建は、輸入取引に係る支払に備える為のものであります。
　　　3　ヘッジ会計を適用しているものについては、開示の対象から除いてあります。

(退職給付関係)

前連結会計年度(自平成17年1月1日至平成17年12月31日)

1　採用している退職給付制度の概要

当社は退職金規程に基づく、退職一時金制度を採用しております。また、一部の海外連結子会社においても退職一時金制度を採用しております。

2　退職給付債務に関する事項

①退職給付債務の額	△ 548,660千円
②退職給付引当金の額	△ 534,591千円
③数理計算上の差異の未処理額	14,069千円

3　退職給付費用に関する事項

①退職給付費用の額	71,581千円
②勤務費用の額	59,239千円
③利息費用の額	7,208千円
④数理計算上の差異の費用処理額	5,133千円

4　退職給付債務等の計算の基礎に関する事項

①割引率	1.50%
②退職給付見込額の期間配分方法	期間定額基準

③その他の退職給付債務等の計算の基礎に関する事項

数理計算上の差異の処理年数	8年(発生時の従業員の平均残存勤務期間内の一定の年数により、発生の翌期より費用処理することとしております。)

当連結会計年度(自平成18年1月1日至平成18年12月31日)

1　採用している退職給付制度の概要

当社は退職金規程に基づく、退職一時金制度を採用しております。また、一部の海外連結子会社においても退職一時金制度を採用しております。

2　退職給付債務に関する事項

①退職給付債務の額	△609,807千円
②退職給付引当金の額	△605,444千円
③数理計算上の差異の未処理額	4,362千円

3　退職給付費用に関する事項

①退職給付費用の額	60,722千円
②勤務費用の額	47,150千円
③利息費用の額	7,157千円
④数理計算上の差異の費用処理額	6,414千円

4　退職給付債務等の計算の基礎に関する事項

①割引率　1.50%

②退職給付見込額の期間配分方法　期間定額基準

③その他の退職給付債務等の計算の基礎に関する事項

数理計算上の差異の処理年数　８年（発生時の従業員の平均残存勤務期間内の一定の年数により、発生の翌期より費用処理することとしております。）

(ストック・オプション等関係)

EDINETにより開示を行うため記載を省略しております。

１株当たり情報

項目	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
１株当たり純資産額	127円93銭	76円16銭
１株当たり当期純損失	0円38銭	84円84銭
潜在株式調整後 １株当たり当期純利益	—	—
	なお、潜在株式調整後１株当たり当期純利益金額については、１株当たり当期純損失が計上されているため記載しておりません。	同左

（注）１株当たり当期純損失の算定上の基礎は以下のとおりであります。

	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）	当連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）
連結損益計算書上の当期純損失	31,328千円	8,075,840千円
普通株式に係る当期純損失	31,328千円	8,075,840千円
普通株主に帰属しない金額	—	—
普通株式の期中平均株式数	82,703,858株	95,191,365株
潜在株式調整後１株当たり当期純利益		
当期純利益調整額	—	—
普通株式増加数	3,103,218株	23,814,618株
新株引受権	154,519株	4,200株
新株予約権	2,948,699株	23,810,418株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	――――――	――――――

重要な後発事象

<table>
<tr><th>前連結会計年度
(自　平成17年１月１日
至　平成17年12月31日)</th><th>当連結会計年度
(自　平成18年１月１日
至　平成18年12月31日)</th></tr>
<tr><td>１.新規発行新株予約権証券
平成18年１月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）の決議を行っており、平成18年２月６日全額の払込を受けております。
（1）募集の条件
発行数：1,000個
発行価額の総額：65,000,000円
発行価額：65,000円
（本新株予約権の目的である株式1株当り10円）
払込期日：平成18年2月6日（月）
払込取扱場所：住友信託銀行株式会社
東京中央支店
割当予定先の概要及び当社と割当予定先との関係等
<table>
<tr><td colspan="2">割当予定先の氏名又は名称</td><td>大嶋　章禎</td></tr>
<tr><td colspan="2">割当新株予約権数</td><td>1,000個</td></tr>
<tr><td colspan="2">払込金額</td><td>65,000,000円</td></tr>
<tr><td rowspan="2">割当先予定先の内容</td><td>住所</td><td>5602 L Lakeview Drive Kirkland, WA, USA</td></tr>
<tr><td>職業</td><td>当社代表取締役会長兼CEO</td></tr>
<tr><td rowspan="3">当社との関係</td><td>出資関係</td><td>割当予定先が保有している当社株式の数36,360,000株</td></tr>
<tr><td>取引関係等</td><td>該当事項なし</td></tr>
<tr><td>人的関係</td><td>当社代表取締役会長兼CEO</td></tr>
</table>

２．新規発行新株予約権付社債
平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）の決議を行っており、平成18年2月6日全額の払込を受けております。
（1）募集の条件
記名・無記名の別：無記名式
発行価額の総額：5,000,000,000円
発行価額：額面100円につき金100円
但し、本新株予約権は無償にて発行するものとする。
利率（%）：本社債には利息を付さない。
利息支払の方法：該当事項なし
償還期限：平成20年2月6日（水）
払込期日：平成18年2月6日（月）

割当予定先の概要及び当社と割当予定先との関係等
<table>
<tr><td colspan="2">割当予定先の氏名又は名称</td><td>Merrill Lynch International</td></tr>
<tr><td colspan="2">割当転換社債型新株予約権付社債（額面）</td><td>5,000,000,000円</td></tr>
<tr><td colspan="2">払込金額</td><td>5,000,000,000円</td></tr>
<tr><td rowspan="2">割当先予定先の内容</td><td>住所</td><td>Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom</td></tr>
<tr><td>代表者の氏名</td><td>Bob Wigley</td></tr>
<tr><td rowspan="3">当社との関係</td><td>出資関係</td><td>該当事項なし</td></tr>
<tr><td>取引関係等</td><td>該当事項なし</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
</table>
</td><td>――――――</td></tr>
</table>

継続企業の前提に重要な疑義を抱かせる事象又は状況

前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)	当連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)
――――――	当社グループは、平成15年12月期において当期純損失538,547千円を計上し、平成16年12月期において営業損失2,579,219千円、当期純損失3,149,212千円を計上し、平成17年12月期において当期純損失31,328千円を計上しました。また、当連結会計年度におきましても、営業損失3,345,025千円、当期純損失8,075,840千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前連結会計年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。また、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、新製品開発の激化や製品価格の下落等が続き、極めて厳しい状況で推移しました。しかしながら、翌連結会計年度は、ネットワーク総合メーカーとして再度原点に立ち、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実を図ることにより、ギガビット関連製品市場における継続的な売上を見込んでおります。また、昨年より新たなビジネスモデルとしてスタートしましたIP-GSP（グローバル・サービス・プロバイダー）による米軍横田基地へのIPTV等のサービス提供開始や、ＩＢＭ等の大手システムインテグレーターとの欧米を中心とした販売提携をさらに発展させることにより、IPトリプルプレイ事業の確実な売上が見込めるものと考えております。これに加え、研究開発費については投資対象の絞り込みによる削減を実施し、生産体制についてもＥＭＳ（Electronic Manufacturing Service）の活用による製造コスト低減に継続的に取り組んでおり、翌連結会計年度においては、当期純利益1,700,000千円の計上を計画しております。また、翌々連結会計年度以降におきましても次世代ネットワークに対応した研究開発及び販売による継続的な当期純利益の計上が見込まれるため、継続企業の前提に関する重要な疑義は解消されるものと判断しております。従いまして、連結財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を連結財務諸表には反映しておりません。

5. 生産、受注及び販売の状況

(1) 生産実績

当社グループ(当社及び連結子会社)における主要な生産は、製造コストが安価でインフラの整備されたシンガポールおよび中国(江蘇省蘇州市・広東省東莞市)の自社工場で生産するほか、低価格製品を中心にインドネシアの工場へ生産委託しております。なお、当グループでは事業の種類別セグメントは区分欄に記載した情報通信・ネットワーク事業のみであります。

当連結会計期間における生産の実績を示すと次のとおりです。

区分	生産高（千円）	前年当期比（%）
情報通信・ネットワーク事業	25,396,470	1.4

(注) 1. 金額は、製造原価によっております。

2. 金額には、消費税等は含まれておりません 。

当連結会計年度における、委託生産に伴う仕入高及び生産に伴う原材料・部品の仕入高の実績を示すと次のとおりです。

区分	仕入高（千円）	前年当期比（%）
情報通信・ネットワーク事業	17,323,998	△15.8

(注) 1. 金額は、仕入価格によっております。

2. 金額には、消費税等は含まれておりません 。

(2) 受注状況

当社の取扱品目は原則として全てが標準製品でありますので、個別受注生産は行われず、見込み生産を行っております。

(3) 販売実績

当連結会計期間における販売実績を示すと、次のとおりです。

区分	販売高（千円）	前年当期比（%）
情報通信・ネットワーク事業	52,729,748	△3.3

(注) 1. 輸出額の総額及び販売実績に対する輸出額の割合並びに輸出高の総額に対する主要な輸出先国又は地域別の輸出の割合については、総販売実績に対する輸出額の割合が10%未満のため記載を省略しております。

2. 主要な相手先別の販売実績及び総販売実績に対する割合については、いずれの販売先についても当該割合が10%未満のため記載を省略しております。

3. 金額には、消費税等は含まれておりません。

RECEIVED
2007 MAY 30 A 7:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

平成 19 年 2 月 22 日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代 表 取 締 役 会 長　大 嶋　章 禎
（コード番号：6835　東証第 2 部）
問合せ先責任者　I R 部長　原　洋一
（TEL：03-5437-6007）
（URL　http://www.at-global.com/ir/）

ユーロ円建無担保転換社債型新株予約権付社債の買入消却に関するお知らせ

当社は、平成 18 年 9 月 21 日に発行いたしました 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債（以下、「本社債」という。）に関して、未償還額の全額を買入消却することといたしましたので、下記のとおりお知らせいたします。

記

1．買入消却銘柄　　アライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債

2．買入消却予定日　　平成 19 年 3 月 8 日（木曜日）

3．買入消却の理由　　本社債発行要項における償還条項に基づき、本社債権者との協議の上、本社債権者より未償還額の全額を買入れ、消却するものであります。

4．買入消却額および買入消却の方法
買入消却予定日における未償還額全額の買入消却による

5．買入価格　　額面 100 円につき 104 円

6．業績に与える影響　　今回の買入消却により、最大約 1 億円の消却損が発生する可能性があります。

【ご参考】
本社債の概要（平成 19 年 2 月 22 日現在）

(1) 発行日　　2006 年 9 月 21 日（ロンドン時間）
(2) 発行総額　　60 億円
(3) 既転換総額　　33 億 75 百万円（転換株式数　23,260,695 株）
(4) 未償還残高　　26 億 25 百万円
(5) 償還期限　　2010 年 9 月 17 日（ロンドン時間）
(6) 利率　　本社債に利息は付さない
(7) 転換価額　　115 円（当初転換価額　230 円）

以　上



アライドテレシスグループ 5 カ年計画

2007 年 2 月 7 日

アライドテレシスホールディングス株式会社(本社 東京都品川区、代表取締役会長 大嶋章禎)は、2007 年度から 2011 年度までの 5 カ年計画を策定しました。本計画は、創業以来 20 年間継続してきた「法人向けネットワーク機器」の開発・製造・販売のさらなる拡充と、当社グループの「IP トリプルプレイ」が世界的に認められ本格的な成長期に入ったことを背景とし、これにより今後当社グループが継続的に安定した収益を確保できる事業プランです。

ネットワーク機器事業

1987 年の創業以来、現在では世界 21 カ国に広がる販売拠点と業界随一の幅広い製品ラインナップにより、年間 474 億円を売り上げる世界でも有数のネットワーク機器総合メーカーとしての地位を築きました。2007 年以降は再度機器メーカーとしての原点に立ち返り、価格、技術に優れた製品をタイムリーに開発・販売していくことを本 5 ヵ年計画に盛り込んでおります。

IP トリプルプレイの飛躍

当社グループは、IP ネットワーク上のマルチメディア化にいち早く注目し、IP トリプルプレイ事業の準備(機器の開発、販売体制構築)に、2002 年以降の 5 年間で 200 億円の戦略的投資を行ってきました。そして現在、世界各国のユーザーに真の IP トリプルプレイが提供されはじめているのです。昨今、通信事業者が宣伝しているトリプルプレイは、敷設したブロードバンド・インフラをどのように使って収益化するか、という観点から開発されているため、その品質は TV 放送と比較できるものではありません。当社グループの IP トリプルプレイはアプリケーション、特に VOD(Video On Demand)を、より高品質に、より効率よく届けるためにネットワークを構築する、という視点で開発しています。このように同じ名前であっても捉える角度がまったく異なるため、サービスの品質は高くなり、それをユーザーは選択し、その結果として当社グループの IP トリプルプレイ事業はこれから 5 年間で約 1200%の成長を遂げると見込んでいます。

IT 事業の成長ポイント

当社の競合であり、世界的に有名なネットワーク機器メーカーの米シスコシステムズ社は、1992 年から'94 年の間に約 350%、'95 年から 2005 年の 10 年間では約 1100% の成長を実現しています。古くは IBM、最近では Google などの有名な IT 企業も飛躍的な成長期がありました。このように IT 技術の世界では、正しい視点で適切なマーケットを作ることで、一気に成長することがあります。当社グループは IP トリプルプレイでまさにそのときを迎えています。まだ競合がいない時期からユーザーニーズを捉えて開発した現在の IP トリプルプレイ用ネットワーク機器はまさに先行投資であり、IP トリプルプレイ事業によるリターンは今後 5 年間で累計 2700 億円、さらに 10 年間で累計 9200 億円と推定しています。

2007 年度重点対策

本 5 カ年計画の第一歩として、2007 年度は以下の 3 項目に重点を置いた経営を行います。

- 製品原価の低減
- 販管費の圧縮
- 開発投資の抑制

開発投資に関しては、現時点でIPトリプルプレイを提供するための機器開発および販売体制が整ったため、2007年度は抑制します。

（単位：億円）

年度	2006 ※	2007	2008	2009	2010	2011
売上	528	600	788	1,051	1,492	2,123
内(ネットワーク機器事業)	474	507	558	641	770	925
内(IPトリプルプレイ事業)	54	94	230	410	722	1,198
粗利益	227	270	365	492	710	1,047
粗利益率(%)	43	45	46	47	48	49
販管費	261	240	266	302	339	376
内(開発投資)	63	59	70	83	113	145
営業利益	(35)	30	99	190	371	671
営業利益率(%)	(6.6)	5	13	18	25	32

※2006年度予想は2007年2月7日付「平成18年12月期業績予想(連結・単独)の修正に関するお知らせ」に基づいた数値です。

本資料に記載されている販売計画は、現時点で知りうる情報をもとに構築されたものです。市場概況や、世界経済、為替など当社の業績に直接的・間接的に影響を与える様々な要因により、実際の業績はこれら見通しとは大きく異なる可能性があります。こうした影響により計画に変更が生じた際には適時修正してまいりますのであらかじめご了承ください。

アライドテレシスホールディングス株式会社

コード番号: 6835　東証第2部

[ADR]

米国証券コード(CUSIP): 019560 10 1

Ticker Symbol: ATHLY

平成19年2月7日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
（コード番号：6835　東証第２部）
問合せ先　ＩＲ部　原　洋一
(TEL：03-5437-6007)
(URL　http://www.at-global.com/ir/)

平成18年12月期業績予想（連結・単独）の修正に関するお知らせ

平成18年11月22日付「平成18年12月期第３四半期財務・業績の概況（連結）」中の［連結業績予想の修正］および平成18年９月14日付「平成18年12月期個別中間財務諸表の概要」において公表いたしました平成18年12月期（平成18年１月１日～平成18年12月31日）の業績予想を下記の通り修正いたします。

記

１．平成18年12月期 連結業績予想の修正（平成18年１月１日～平成18年12月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	53,700	△1,900	△2,300	△3,600
今回修正予想（B）	52,790	△3,470	△3,820	△8,070
増減額（B－A）	△910	△1,570	△1,520	△4,470
増減率（%）	△1.7%	－	－	－
（ご参考）前期実績（平成17年12月期）	54,554	12	1,024	△31

２．平成18年12月期 単独業績予想の修正（平成18年１月１日～平成18年12月31日）

（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	7,890	80	△3,360
今回修正予想（B）	7,190	△1,580	△5,960
増減額（B－A）	△700	△1,660	△2,600
増減率（%）	△8.9%	－	－
（ご参考）前期実績（平成17年12月期）	6,596	556	△60

３．業績予想修正の理由

①連結

営業利益および経常利益は、日本市場における売上高が前回予想を下回ることが予想され、また、欧州における販売管理費、開発費の計画達成が困難なことから、前回予想を修正することといたします。当期利益は、投資有価証券評価損（約2.6億円）、ソフトウェア減損（約1.8億円）および繰延税金資産の減損（約25億円）の計上が必要であると判断したため、大幅に下方修正することといたします。

②単独

経常利益は、連結子会社の貸付金に対する貸倒引当金（約18億円）の追加計上が必要であると判断したため、大幅に下方修正することにいたします。

当期利益は、連結子会社の株式評価損（約4.5億円）および投資有価証券の評価損（約2.6億円）が必要であると判断したため、大幅に下方修正することにいたします。

４．200億円を戦略的に投資したIPトリプルプレイ事業について

2002年より新しいIPトリプルプレイ事業に投資してまいりましたが、2006年も多くの金額を計上しております。しかしながら、2011年にはこの事業の売上高を1198億円と計画しており、今後10年間で累計9200億円以上の売上高を見込んでおります。詳しくは「アライドテレシスグループ2007年度からの５カ年計画について」をホームページ（２月８日掲載）にてご参照ください。

以　上

（注）この資料に記載しております業績等の数値は、本資料発表日現在において入手可能な情報に基づいて作成したものであり、実際の業績等は、今後の様々な要因により予想数値と異なる場合があります。

Allied Telesis Group FY2006 Business Summary



January 23, 2007

In 2006, Allied Telesis Group was able to leave tangible marks on the network markets around the globe. Our range of target clients widened and new products were introduced. We expanded our business field to include new applications and services, in order to take full advantage of our growing client base and new products. Here is a review of our footsteps in 2006 and how they will lead us into 2007 and the future.

<< Ever-increasing International Market and IP Triple-Play >>

Regarding conventional networks (legacy networks) used in companies, schools, hospitals and so on, Allied Telesis Groups provides products for market expansion accompanying the transition to gigabyte Ethernet and 10-gigabit Ethernet. The market for the IP Triple Play business, which we have been developing for several years, is expanding on a global scale, from local telecommunication services to universities, to military facilities.

[United States]

We have introduced IP Triple Play and optical fiber networks in various areas, primarily for local telecommunication services. For example, we installed a facility that provides IP Triple Play services to 20 thousand lines for SureWest Communications, which has 2 million lines mainly in Sacramento. We have provided SureWest Communications with true Triple Play services, ahead of other companies. Because of the high quality, subscribers are increasing even as we speak. Furthermore, we received an order from Army & Air Force Exchange Service, which handles facilities and equipment for the United States Army and Air Force world-wide, for Triple Play services within Yokota Air Base of the United States Air Force. Television programs aired in the United States are provided in real-time through under-sea optical cables spanning the Pacific Ocean from the United States mainland. In addition, the order we have received from San Jose State University in California is operating smoothly, with installations and considerations underway for Triple Play services for universities in other regions, based on the San Jose State University business model. In this way, orders from medium-scale businesses have an enormous propagating effect, leading to expansion into large-scale businesses.

[Europe]

We received an order from Tiscali in Germany, one of the leading European ISPs having over 7 million subscribers, for a multifunctional, high reliability subscriber device, or the intelligent Multiservice Gateway (iMG) that provides an optimum environment for Triple Play services. We also received orders from NetCologne, which is also a major telecommunication carrier in Germany, for an access network and a subscriber device. We are continuously receiving large number of orders related to IP Triple Play services

in Europe where free competition in the telecommunications industry is thriving. Excellent contents are provided in Europe, where the fusing of telecommunications and broadcasting is progressing. However, carriers using conventional communication infrastructure as its backbone cannot bear the burden from increments in users and television channels. As the introduction of our group's system advances, Europe is rapidly becoming a region of advanced Triple Play services provider.

[Japan]

In Japan, a new development in solutions began - an optical network for cable television companies. Uenohara City in Yamanashi Prefecture, surrounded by mountains, is an area in which reception of terrestrial broadcasting is difficult. However, there were no cable television companies in the area. Therefore, "Uenohara Broadband Communications" was newly established. Since its establishment, the provision of Triple Play services using fiber-optics has been planned, with our group developing and providing products most suitable for the plan. This business model is receiving attention because it is also compatible with the strategies of each cable company in preparation for terrestrial digital broadcasting starting in 2011.

<< Reliability as a Pioneer and Continually Advancing Technology >>

To meet the demands of the expanding market and our growing client base, Allied Telesis Group is diligently focused on the development of new technologies. We have releases many new products to allow our users to utilize the network more speedily and with more ease.

[iMAP]

The shipment of integrated Multi-service Access Platform (iMAP) corresponding to sturdy chassis and various line services is transitioning successfully. In 2006, GE-PON and the 10-gigabit Ethernet module were developed and distributed, allowing a more flexible network structure. iMAP, which was selected to take first place for OSP IP DSLAM by Heavy Reading, a research company focusing on benchmark tests, in August 2005, is continuing its development as a platform for supporting the Triple Play services.

[Wireless Networks]

We released a brand of wireless products "TenQ" that supports in-house networks to mobile access during high-speed transit, thus enabling provision of a network environment regardless of whether the network is wired or wireless. Furthermore, through collaboration with Aperto Networks, we have produced a line-up of WiMAX products. We are fully prepared for wireless environments of which future growth is expected.

<< Business Expansion giving Birth to New Earnings Model >>

Our group has the necessary products, organization, training and support to provide IP Triple Play services ahead of the world, and we are ready to take the next step.

[IP-GSP (IP Global Service Provider)]

Subscription Business

With San Jose State University and Yokota Air Base as guiding models, we have started a business that will generate a stable profit over a long period of time using our global networks and our know-how in Triple Play services. This is a global business, the likes of which have never been seen before. We can form a stable, solid revenue base by maintaining an environment for delivering various contents over lines laid out all over the world and continuing to provide services and support under long-term contracts of 10 or 20 years. Regarding the United States Army and Air Force, to which the doors have been opened through Yokota Air Base, we can expect profits of over 50 billion yen by expanding this business model to bases worldwide. Through the establishment of this business, we will further expand our operations as not only a comprehensive network device manufacturer, but also as a network builder and a services provider.

Allied Telesis Holdings K.K.

Stock Code: 6835 Tokyo Stock Exchange 2nd Section

[ADR]

CUSIP: 019560 10 1

Ticker Symbol: ATHLY

平成18年12月期　第3四半期財務・業績の概況(連結)

平成18年11月22日

上場会社名　アライドテレシスホールディングス株式会社　　上場取引所　東2
コード番号　６８３５　　本社所在都道府県　東京都
(URL　http://www.at-global.com)
代　表　者　役職名　代表取締役会長兼ＣＥＯ　　氏名　大嶋　章禎
問合せ先責任者　役職名　経営企画部副部長　　氏名　楢木　琢己　　ＴＥＬ (03) 5437-6007

1．四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用の有無　　：有
(内容)　法人税等の計上基準：法定実効税率をベースとした年間予測税率により計算しております。

② 最近連結会計年度からの会計処理の方法の変更の有無　　：無

③ 連結及び持分法の適用範囲の異動の有無　　：有
(内容)　連結（新規）　－社　　(除外)　1社　　持分法（新規）　1社　　(除外)　－社

2．平成18年12月期第3四半期財務・業績の概況（平成18年1月1日～平成18年9月30日）

（1）経営成績（連結）の進捗状況

	売上高	営業利益	経常利益	四半期（当期）純利益
	百万円　%	百万円　%	百万円　%	百万円　%
18年12月期第3四半期	40,707 (2.7)	△1,564 (－)	△1,668 (－)	△2,869 (－)
17年12月期第3四半期	39,640 (2.6)	149 (－)	609 (－)	△197 (－)
(参考) 17年12月期	54,554	12	1,024	△31

	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	円　銭	円　銭
18年12月期第3四半期	△31　48	－
17年12月期第3四半期	△2　42	－
(参考) 17年12月期	△0　38	－

(注) 売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率を示す。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第3四半期（平成18年1月1日～平成18年9月30日）までの当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景に、ネットワークの高速化、多目的化及びグローバル化が一層進むとともに、国内外での製品開発、サービスの多角化及び価格競争が激化し、厳しい事業環境が継続いたしました。

このような状況のなか、当社グループは、従来からのレガシー製品に加え、次世代を担うＩＰトリプルプレイソリューションを中心に、適切なネットワーク環境の提供を推進してまいりました。しかしながら、売上については、日本および一般消費者向けのコレガでレガシー製品中心に競争が激化したことに加え、通信キャリア及び官公庁向けも販売が鈍化いたしました。またＩＰトリプルプレイ関連においては、欧米を中心に拡大基調が継続しているものの、米国での市場拡大が予想を下回ることとなりました。利益については、新製品の市場トライアルの増加による販売管理費の増加や平成18年9月6日付の「平成18年12月期中間（連結・個別）業績予想および通期（連結・個別）業績予想の修正に関するお知らせ」で公表いたしましたとおり、米国子会社株式の評価引当金の一括消却に伴う特別損失の計上等があり、第3四半期までの9ヶ月全体では、売上、利益とも軟調に推移する結果となりました。

この結果、当社グループの当第3四半期までの業績は、売上高は前年同期比10億67百万円増加の４０７億７百万円、営業利益は同17億13百万円減少の15億64百万円の損失、経常利益は同22億77百万円減少の16億68百万円の損失、純利益は同26億72百万円減少の28億69百万円の損失となりました。

（2）財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
18年12月期第3四半期	41,412	11,599	27.9	117 76
17年12月期第3四半期	38,981	10,716	27.5	125 39
(参考)17年12月期	39,660	10,943	27.6	127 93

[財政状態(連結)の変動状況に関する定性的情報等]

当第3四半期における総資産は、現金及び預金、受取手形及び売掛金等が増加した一方、繰延税金資産及び連結調整勘定等が減少したことにより、前年同四半期に比べ24億31百万円増加の414億12百万円となりました。

負債につきましては、借入金が減少する一方で社債、支払手形及び買掛金が増加したことにより、前年同四半期に比べ22億33百万円増加の298億12百万円となりました。純資産につきましては、利益剰余金が減少した一方で、新株予約権（第三者割当）の行使によって資本金及び資本剰余金が増加したことにより、前年同四半期の少数株主持分及び資本に比べ1億98百万円の増加（純資産の部の表示変更による繰延ヘッジ損益及び新株予約権の増加分を含む）となる115億99百万円となりました。

[連結業績予想の修正]

最近の業績等の動向を踏まえ、平成18年9月6日付にて公表した「平成18年12月期中間（連結・個別）業績予想および通期（連結・個別）業績予想の修正に関するお知らせ」の通期業績予想（連結）を、下記のとおり修正いたします。

平成18年12月期の連結業績予想（平成18年1月1日～平成18年12月31日）

	売上高	営業利益	経常利益	当期純利益
	百万円	百万円	百万円	百万円
前回発表予想（A）	59,780	1,840	1,330	50
今回修正予想（B）	53,700	△1,900	△2,300	△3,600
増減額（B－A）	△6,080	△3,740	△3,630	△3,650
増減率（%）	△10.2	－	－	－

（参考）1株当たり予想当期純利益（通期）　－円－銭

（修正の理由）

第3四半期までの当社グループの連結業績につきましては、上記［経営成績（連結）の進捗状況に関する定性的情報等］に記載したとおりでありますが、この流れは第4四半期も継続するものと思われます。また、中間期以降、グループ全体で販売管理費の削減、製造コストの削減、研究開発オペレーションの効率化、在庫の削減等に取り組んでおりますが、これらの効果は本年下期から着実に実現し始めておりますが、本格的な寄与は来期からとなります。このため本年通期において前回発表の連結業績予想の達成は非常に厳しい状況であることから、連結業績予想を修正いたします。

今後は、売上増に頼らない利益体質を構築するため、引き続き前述のコスト削減を強力に推し進めるとともに、市場の分析を綿密に実行し、レガシー製品の底上げと、ＩＰトリプルプレイソリューションの拡販に努めてまいります。

○　添付資料

（要約）四半期連結貸借対照表、（要約）四半期連結損益計算書、セグメント情報

以　上

※本資料内における将来的事項、数値等の予想は、本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績等は、今後様々な要因により大きく異なる場合があります。

1．（要約）四半期連結貸借対照表

（単位：千円）

科目	当第3四半期（平成18年9月30日）		前第3四半期（平成17年9月30日）		増減		前連結会計年度（平成17年12月31日）	
	金額	構成比	金額	構成比	金額	増減率	金額	構成比
		%		%		%		%
（資産の部）								
I 流動資産								
1 現金及び預金	8,412,318		4,855,422		3,556,895	73.3	3,850,316	
2 受取手形及び売掛金	12,869,693		10,458,201		2,411,491	23.1	12,897,589	
3 有価証券	48,116		42,793		5,322	12.4	—	
4 たな卸資産	9,401,704		9,173,061		228,642	2.5	10,371,259	
5 繰延税金資産	1,147,522		2,080,401		△932,879	△44.8	1,304,779	
6 その他	2,319,947		3,492,567		△1,172,619	△33.6	2,383,809	
貸倒引当金	△764,281		△749,684		△14,596	1.9	△723,449	
流動資産合計	33,435,021	80.7	29,352,764	75.3	4,082,257	13.9	30,084,304	75.9
II 固定資産								
1 有形固定資産								
(1) 工具器具備品	1,911,546		2,135,999		△224,453	△10.5	2,128,991	
(2) その他	2,066,268		2,317,490		△251,222	△10.8	2,239,975	
有形固定資産合計	3,977,814	9.6	4,453,490	11.4	△475,675	△10.7	4,368,967	11.0
2 無形固定資産								
(1) 連結調整勘定	29,169		1,084,163		△1,054,994	△97.3	1,060,197	
(2) その他	693,861		858,950		△165,089	△19.2	836,888	
無形固定資産合計	723,030	1.8	1,943,114	5.0	△1,220,083	△62.8	1,897,085	4.8
3 投資その他の資産								
(1) 投資有価証券	917,402		800,370		117,031	14.6	864,292	
(2) 繰延税金資産	1,559,998		1,485,077		74,921	5.0	1,562,990	
(3) その他	799,581		1,146,574		△346,992	△30.3	1,082,679	
貸倒引当金	—		△200,165		200,165	—	△200,077	
投資その他の資産合計	3,276,983	7.9	3,231,857	8.3	45,125	1.4	3,309,884	8.3
固定資産合計	7,977,828	19.3	9,628,461	24.7	△1,650,633	△17.1	9,575,937	24.1
資産合計	41,412,849	100.0	38,981,226	100.0	2,431,623	6.2	39,660,242	100.0

（注） 記載金額は千円未満を切り捨てて表示しております。

(単位：千円)

科　目	当第３四半期(平成18年９月30日)		前第３四半期(平成17年９月30日)		増　減		前連結会計年度(平成17年12月31日)	
	金　額	構成比	金　額	構成比	金　額	増減率	金　額	構成比
		%		%		%		%
(負債の部)								
Ⅰ 流動負債								
1 支払手形及び買掛金	6,322,842		5,485,015		837,826	15.3	6,385,539	
2 短期借入金	5,463,326		5,049,156		414,170	8.2	7,464,993	
3 1年以内返済予定長期借入金	3,574,378		4,774,864		△1,200,486	△25.1	4,561,378	
4 1年以内償還予定社債	268,000		268,000		—	—	268,000	
5 その他	5,219,428		5,251,007		△31,579	△0.6	3,811,478	
流動負債合計	20,847,974	50.3	20,828,044	53.4	19,930	0.1	22,491,389	56.7
Ⅱ 固定負債								
1 社債	6,264,000		532,000		5,732,000	1077.4	532,000	
2 長期借入金	2,087,876		5,009,688		△2,921,811	△58.3	4,756,424	
3 その他	613,097		1,209,477		△596,379	△49.3	644,571	
固定負債合計	8,964,974	21.7	6,751,165	17.3	2,213,809	32.8	5,932,996	15.0
負債合計	29,812,949	72.0	27,579,209	70.7	2,233,740	8.1	28,424,385	71.7
(少数株主持分)								
少数株主持分	—	—	685,500	1.8	—	—	292,047	0.7
(資本の部)								
Ⅰ 資本金	—	—	4,987,405	12.8	—	—	4,996,366	12.6
Ⅱ 資本剰余金	—	—	7,117,960	18.2	—	—	7,126,908	18.0
Ⅲ 利益剰余金	—	—	△1,258,162	△3.2	—	—	△1,091,329	△2.8
Ⅳ その他有価証券評価差額金	—	—	20,538	0.1	—	—	47,312	0.1
Ⅴ 為替換算調整勘定	—	—	△140,135	△0.4	—	—	△123,982	△0.3
Ⅵ 自己株式	—	—	△11,090	△0.0	—	—	△11,466	△0.0
資本合計	—	—	10,716,516	27.5	—	—	10,943,809	27.6
負債、少数株主持分及び資本合計	—	—	38,981,226	100.0	—	—	39,660,242	100.0
(純資産の部)								
Ⅰ 株主資本								
1 資本金	6,722,146	16.2						
2 資本剰余金	8,852,574	21.4						
3 利益剰余金	△3,960,409	△9.6						
4 自己株式	△11,741	△0.0						
株主資本合計	11,602,569	28.0						
Ⅱ 評価・換算差額等								
1 その他有価証券評価差額金	41,830	0.1						
2 繰延ヘッジ損益	29,954	0.1						
3 為替換算調整勘定	△115,396	△0.3						
評価・換算差額等合計	△43,610	△0.1						
Ⅲ 新株予約権	40,941	0.1						
純資産合計	11,599,900	28.0						
負債及び純資産合計	41,412,849	100.0						

(注)　記載金額は千円未満を切り捨てて表示しております。

2．(要約) 四半期連結損益計算書

(単位：千円)

科　目	当第３四半期 (自 平成18年１月１日 至 平成18年９月30日)		前第３四半期 (自 平成17年１月１日 至 平成17年９月30日)		増　減		前連結会計年度 (自 平成17年１月１日 至 平成17年12月31日)	
	金　額	百分比	金　額	百分比	金　額	増減率	金　額	百分比
		%		%		%		%
Ⅰ 売上高	40,707,779	100.0	39,640,712	100.0	1,067,066	2.7	54,554,893	100.0
Ⅱ 売上原価	22,597,529	55.5	21,259,755	53.6	1,337,774	6.3	29,518,674	54.1
売上総利益	18,110,249	44.5	18,380,957	46.4	△270,707	△1.5	25,036,219	45.9
Ⅲ 販売費及び一般管理費	19,675,231	48.3	18,231,718	46.0	1,443,512	7.9	25,024,164	45.9
営業利益又は営業損失（△）	△1,564,982	△3.8	149,238	0.4	△1,714,220	—	12,054	0.0
Ⅳ 営業外収益	224,089	0.5	790,176	2.0	△566,087	△71.6	1,473,827	2.7
1 受取利息	38,876		19,712		19,163	97.2	30,829	
2 受取配当金	169		134		35	26.1	134	
3 為替予約評価益	—		66,076		△66,076	—	3,819	
4 金利ｽﾜｯﾌﾟ評価益	—		16,312		△16,312	—	25,972	
5 為替差益	165,549		631,867		△466,317	△73.8	1,215,355	
6 その他	19,494		56,074		△36,579	△65.2	197,716	
Ⅴ 営業外費用	327,173	0.8	329,447	0.8	△2,274	△0.7	461,341	0.8
1 支払利息	253,954		252,354		1,599	0.6	351,440	
2 為替予約評価損	17,984		—		17,984	—	—	
3 為替差損	—		—		—	—	—	
4 持分法による投資損失	15,508		—		15,508	—	—	
5 ｼﾝｼﾞｹｰﾄﾛｰﾝ手数料	10,270		42,500		△32,230	△75.8	42,500	
6 その他	29,456		34,593		△5,137	△14.9	67,401	
経常利益又は経常損失（△）	△1,668,066	△4.1	609,967	1.6	△2,278,033	—	1,024,540	1.9
Ⅵ 特別利益	46,115	0.1	48,009	0.1	△1,893	△3.9	47,752	0.1
1 貸倒引当金戻入益	238		257		△19	△7.4	—	
2 固定資産売却益	8,928		769		8,158	1060.4	769	
3 清算配当金	28,910		—		28,910	—	—	
4 その他	8,038		46,982		△38,943	△82.9	46,982	
Ⅶ 特別損失	1,147,640	2.8	45,275	0.1	1,102,365	2434.8	83,044	0.2
1 固定資産売却損	118		—		118	—	321	
2 固定資産除却損	69,723		14,992		54,730	365.0	41,622	
3 投資有価証券評価損	29,551		30,087		△535	△1.8	40,904	
4 連結調整勘定償却費	984,868		—		984,868	—	—	
5 その他	63,377		195		63,182	32377.7	195	
税金等調整前四半期（当期）純利益又は純損失（△）	△2,769,590	△6.8	612,701	1.6	△3,382,292	—	989,248	1.8
税金費用	420,608	1.0	844,763	2.2	△424,154	△50.2	1,472,670	2.7
少数株主利益又は損失（△）	△321,119	△0.8	△34,266	△0.1	△286,852	837.1	△452,093	△0.8
四半期（当期）純損失	2,869,080	△7.0	197,795	△0.5	△2,671,284	—	31,328	△0.1

(注)　記載金額は千円未満を切り捨てて表示しております。

３．セグメント情報

【事業の種類別セグメント情報】

当社及び連結子会社は、情報通信・ネットワーク事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

外部顧客に対する売上高

(単位：千円)

	当第３四半期 (自 平成18年１月１日 至 平成18年９月30日)	前第３四半期 (自 平成17年１月１日 至 平成17年９月30日)	対前年同期 増減率	前連結会計年度 (自 平成17年１月１日 至 平成17年12月31日)
日　　本	22,449,500	23,127,790	△2.9%	31,985,040
欧　　米	16,032,469	14,684,884	9.2%	20,028,247
アジア・オセアニア	2,225,809	1,828,038	21.8%	2,541,604
連結合計	40,707,779	39,640,712	2.7%	54,554,893
適用為替レート（1USD)	115.88円	107.92円	－	110.28円

(注) １．　国又は地域の区分は、地域的近接度によっております。

２．　本邦以外の区分に属する主な国又は地域

(1) 欧　　　　米‥‥アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア、オーストリア

(2) アジア・オセアニア‥‥シンガポール、中国、オーストラリア、ニュージーランド、大韓民国、フィリピン

RECEIVED
2007 MAY 29 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

平成18年9月20日

各位

会社名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大嶋章禎
（コード番号：6835　東証第2部）
問合せ先責任者　経営企画部副部長　楢木琢己
（TEL. 03－5437－6007）

2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行条件の決定に関するお知らせ

当社は、平成18年8月30日開催の当社取締役会において発行を決議した2010年満期ユーロ円建無担保転換社債型新株予約権付社債（以下「本新株予約権付社債」といい、そのうち社債のみを「本社債」、新株予約権のみを「本新株予約権」といいます。）の発行条件等を決定いたしましたので、既に開示済みの事項とともに下記のとおりお知らせいたします。

記

新株予約権に関する事項

1．当初転換価額　：230円
（2006年9月20日の東京証券取引所における当社普通株式の終値の100%）

2．下限転換価額　：115円（当初転換価額の50%）

3．転換価額の修正　：本社債発行後、2006年9月25日以降、毎週の最終取引日（以下「転換価額修正日」という。）を最終日（当日を含む。）とする3連続取引日（但し、当社普通株式の終値（気配値を含む。）が報告されない日を除く。）の、東京証券取引所における毎日の当社普通株式の終値（気配値を含む。）の平均値（以下「基準修正額」という。）が、当初転換価額未満である場合、転換価額は基準修正額の92%に相当する金額（円位未満は切り上げる。）に修正され、基準修正額が当初転換価額以上である場合、転換価額は基準修正額の90%に相当する金額（円位未満は切り上げる。）に修正され（以下「修正転換価額」という。）、当該修正転換価額は、当該転換価額修正日の翌取引日以降適用される。

（ご参考）2010年満期ユーロ円建無担保転換社債型新株予約権付社債の概要

(1) 発行総額　：60億円
(2) 発行決議日　：2006年8月30日
(3) 払込期日　：2006年9月21日
(4) 社債償還日　：2010年9月17日
(5) 新株予約権行使期間：2006年9月22日から2010年9月16日

※本社債の詳細につきましては、平成18年8月30日に開示いたしました「2010年満期ユーロ円建無担保転換社債型新株予約権付社債発行に関するお知らせ」をご参照ください。

以上

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

平成18年12月期　個別中間財務諸表の概要

平成18年９月14日

上場会社名　アライドテレシスホールディングス株式会社　上場取引所　東証第二部
コード番号　6835　本社所在都道府県　東京都
(URL　http://www.at-global.com)
代表者　役職名 代表取締役会長兼ＣＥＯ　氏名　大嶋　章禎
問合せ先責任者　役職名 経営企画部副部長　氏名　椿木　琢己
TEL　(03)5437－6007
決算取締役会開催日　平成18年９月14日　中間配当支払開始日　平成―年―月―日
単元株制度採用の有無　有(１単元100株)

1. 18年６月中間期の業績（平成18年１月１日～平成18年６月30日）

(1) 経営成績

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年６月中間期	3,950	(20.1)	△483	(―)	48	(△90.2)
17年６月中間期	3,290	(△70.9)	12	(―)	492	(―)
17年12月期	6,596		△230		556	

	中間（当期）純利益		1株当たり中間(当期)純利益	
	百万円	%	円	銭
18年６月中間期	△3,596	(―)	△40	91
17年６月中間期	200	(―)	2	51
17年12月期	△60		△0	74

(注) ① 期中平均株式数　18年6月中間期　87,913,219株　17年6月中間期　79,941,278株　17年12月期　82,703,858株
② 会計処理の方法の変更　有
③ 営業収益、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2) 財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
18年６月中間期	30,012	11,005	36.7	118	38
17年６月中間期	28,584	10,749	37.6	129	85
17年12月期	30,663	12,232	39.9	142	99

(注) ① 期末発行済株式数　18年6月中間期　92,394,930株　17年6月中間期　82,832,222株　17年12月期　85,596,122株
② 期末自己株式数　18年6月中間期　52,998株　17年6月中間期　49,729株　17年12月期　52,541株

2. 18年12月期の業績予想（平成18年１月１日～平成18年12月31日）

	営業収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	7,890	80	△3,360

(参考)　1株当たり予想当期純利益（通期）△36円39銭

3. 配当状況

・現金配当

	1株当たり配当金(円)					
	第１四半期末	中間期末	第３四半期末	期末	その他	年間
17年12月期	―	―	―	―	―	―
18年12月期(実績)	―	―	―	―	―	―
18年12月期(予想)	―	―	―	―	―	―

※　上記の予想は、本資料発表日現在において入手可能な情報に基づき当社が合理的と判断したものであり、実際の業績は様々な要因によって予想と大きく異なる場合があります。

6. 中間財務諸表等

中間財務諸表

① 中間貸借対照表

区分	注記番号	前中間会計期間末（平成17年6月30日）			当中間会計期間末（平成18年6月30日）			前事業年度の要約貸借対照表（平成17年12月31日）		
		金額（千円）		構成比（%）	金額（千円）		構成比（%）	金額（千円）		構成比（%）
（資産の部）										
Ⅰ　流動資産										
1　現金及び預金			2,597,724			3,579,987			2,221,991	
2　受取手形	※3		92,394			126,843			110,247	
3　売掛金			72,558			1,193,893			751,388	
4　短期貸付金			12,443,788			16,147,999			15,259,141	
5　その他	※4		3,375,503			2,512,543			2,469,672	
貸倒引当金			△3,054,000			△3,793,000			△3,579,000	
流動資産合計			15,527,968	54.3		19,768,267	65.9		17,233,441	56.2
Ⅱ　固定資産										
1　有形固定資産	※1		1,035,334	3.6		1,113,108	3.7		1,018,563	3.3
2　無形固定資産			181,289	0.6		203,950	0.7		147,403	0.5
3　投資その他の資産										
(1) 投資有価証券			513,996			845,313			860,342	
(2) 関係会社株式	※5		10,308,706			7,259,503			10,405,499	
(3) 関係会社長期貸付金			650,076			398,117			504,925	
(4) その他			570,048			424,162			696,728	
貸倒引当金			△203,390			―			△203,390	
投資その他の資産合計			11,839,436	41.5		8,927,097	29.7		12,264,105	40.0
固定資産合計			13,056,060	45.7		10,244,156	34.1		13,430,072	43.8
資産合計			28,584,029	100.0		30,012,423	100.0		30,663,514	100.0

区分	注記番号	前中間会計期間末 (平成17年6月30日) 金額(千円)		構成比(%)	当中間会計期間末 (平成18年6月30日) 金額(千円)		構成比(%)	前事業年度の要約貸借対照表 (平成17年12月31日) 金額(千円)		構成比(%)
(負債の部)										
Ⅰ 流動負債										
1 短期借入金			4,379,000			5,765,853			6,870,000	
2 1年以内返済予定長期借入金			5,298,700			4,201,778			4,555,128	
3 1年以内償還予定社債			—			268,000			268,000	
4 未払金			—			1,739,115			1,141,990	
5 未払法人税等			57,059			17,071			35,928	
6 賞与引当金			12,461			17,014			11,362	
7 その他	※4		2,080,650			87,202			187,061	
流動負債合計			11,827,871	41.4		12,096,035	40.3		13,069,472	42.6
Ⅱ 固定負債										
1 社債			—			4,298,000			532,000	
2 長期借入金			5,949,950			2,539,842			4,753,806	
3 退職給付引当金			23,603			39,693			42,854	
4 その他固定負債			33,286			33,286			33,286	
固定負債合計			6,006,840	21.0		6,910,822	23.0		5,361,947	17.5
負債合計			17,834,711	62.4		19,006,858	63.3		18,431,419	60.1
(資本の部)										
Ⅰ 資本金			4,140,670	14.5		—	—		4,996,366	16.3
Ⅱ 資本剰余金										
1 資本準備金			6,271,305			—			7,126,908	
資本剰余金合計			6,271,305	21.9		—	—		7,126,908	23.3
Ⅲ 利益剰余金										
1 利益準備金			21,520			—			21,520	
2 任意積立金			100,000			—			100,000	
3 中間未処分利益又は中間(当期)未処理損失(△)			214,052			—			△47,834	
利益剰余金合計			335,572	1.2		—	—		73,685	0.2
Ⅳ その他有価証券評価差額金			10,896	0.0		—	—		46,599	0.2
Ⅴ 自己株式			△9,127	△0.0		—	—		△11,466	△0.1
資本合計			10,749,317	37.6		—	—		12,232,094	39.9
負債・資本合計			28,584,029	100.0		—	—		30,663,514	100.0

区分	注記番号	前中間会計期間末（平成17年６月30日）金額(千円)		構成比(%)	当中間会計期間末（平成18年６月30日）金額(千円)		構成比(%)	前事業年度の要約貸借対照表（平成17年12月31日）金額(千円)		構成比(%)
(純資産の部)										
Ⅰ　株主資本										
1　資本金			—			6, 159, 279	20. 5		—	
2　資本剰余金										
(1) 資本準備金		—			8, 289, 707			—		
資本剰余金合計			—			8, 289, 707	27. 6		—	
3　利益剰余金										
(1) 利益準備金		—			21, 520			—		
(2) その他利益剰余金										
繰越利益剰余金		—			△3, 544, 510			—		
利益剰余金合計			—			△3, 522, 989	△11. 7		—	
4　自己株式			—			△11, 735	△0. 0		—	
株主資本合計			—			10, 914, 261	36. 4		—	
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			—			32, 082	0. 1		—	
2　繰延ヘッジ損益			—			△14, 909	△0. 0		—	
評価・換算差額等合計			—			17, 173	0. 1		—	
Ⅲ　新株予約権			—			74, 130	0. 2		—	
純資産合計			—			11, 005, 565	36. 7		—	
負債純資産合計			—			30, 012, 423	100. 0		—	

② 中間損益計算書

区分	注記番号	前中間会計期間（自 平成17年1月1日 至 平成17年6月30日）金額(千円)		百分比(%)	当中間会計期間（自 平成18年1月1日 至 平成18年6月30日）金額(千円)		百分比(%)	前事業年度の要約損益計算書（自 平成17年1月1日 至 平成17年12月31日）金額(千円)		百分比(%)
Ⅰ 営業収益			3,290,345	100.0		3,950,357	100.0		6,596,149	100.0
Ⅱ 営業費用	※1		3,277,755	99.6		4,433,506	112.2		6,826,471	103.5
営業利益又は営業損失(△)			12,590	0.4		△483,149	△12.2		△230,322	△3.5
Ⅲ 営業外収益	※2		1,153,962	35.0		924,591	23.4		2,160,955	32.8
Ⅳ 営業外費用	※3		674,015	20.5		393,085	10.0		1,374,271	20.9
経常利益又は経常損失(△)			492,537	15.0		48,357	1.2		556,361	8.4
Ⅴ 特別利益	※4		22,191	0.6		28,910	0.8		42,195	0.6
Ⅵ 特別損失	※5		106,692	3.2		3,440,428	87.1		131,716	2.0
税引前中間(当期)純利益又は中間純損失(△)			408,036	12.4		△3,363,160	△85.1		466,840	7.0
法人税、住民税及び事業税		△126,678			△238,611			△169,766		
法人税等調整額		333,716	207,038	6.3	472,126	233,514	5.9	697,494	527,728	7.9
中間純利益又は中間(当期)純損失(△)			200,998	6.1		△3,596,675	△91.0		△60,887	△0.9
前期繰越利益			13,053			—			13,053	
中間未処分利益又は当期未処理損失(△)			214,052	6.5		—			△47,834	△0.7

③ 中間株主資本等変動計算書

当中間会計期間（自 平成18年１月１日 至 平成18年６月30日）

（単位：千円）

	株主資本							
	資本金	資本剰余金	利益剰余金				自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金		利益剰余金合計		
				別途積立金	繰越利益剰余金			
平成17年12月31日残高	4,996,366	7,126,908	21,520	100,000	△47,834	73,685	△11,466	12,185,494
中間会計期間中の変動額								
新株予約権の行使	1,162,912	1,162,799	-	-	-	-	-	2,325,711
中間純利益又は純損失（△）	-	-	-	-	△3,596,675	△3,596,675	-	△3,596,675
別途積立金の取崩し	-	-	-	△100,000	100,000	-	-	-
自己株式の取得	-	-	-	-	-	-	△268	△268
株主資本以外の項目の中間会計期間中の変動額（純額）	-	-	-	-	-	-	-	-
中間会計期間中の変動額合計	1,162,912	1,162,799	-	△100,000	△3,496,675	△3,596,675	△268	△1,271,232
平成18年6月30日残高	6,159,279	8,289,707	21,520	-	△3,544,510	△3,522,989	△11,735	10,914,261

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成17年12月31日残高	46,599	5,473	46,599	—	12,232,094
中間会計期間中の変動額					
新株予約権の行使	—	—	—	—	2,325,711
中間純利益又は純損失（△）	—	—	—	—	△3,596,675
別途積立金の取崩し	—	—	—	—	—
自己株式の取得	—	—	—	—	△268
株主資本以外の項目の中間会計期間中の変動額（純額）	△14,517	△20,382	△29,426	74,130	44,703
中間会計期間中の変動額合計	△14,517	△20,382	△29,426	74,130	△1,226,529
平成18年６月30日残高	32,082	△14,909	17,173	74,130	11,005,565

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間会計期間 (自　平成18年１月１日 至　平成18年６月30日)	前事業年度 (自　平成17年１月１日 至　平成17年12月31日)
１　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式 移動平均法による原価法 ② その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 (2) デリバティブ 時価法	１　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式 同左 ② その他有価証券 同左 (2) デリバティブ 同左	１　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式 同左 ② その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 (2) デリバティブ 同左
２　固定資産の減価償却の方法 (1) 有形固定資産 定率法 ただし、平成10年4月1日以降取得した建物(建物付属設備は除く)については定額法 主な耐用年数 建物（３年～３９年） 構築物（１５年） 車両運搬具（６年） 工具器具及び備品（３年～２０年） (2) 無形固定資産 自社利用のソフトウェア 社内における利用可能期間(３年又は５年)に基づく定額法 販売用ソフトウェア 販売可能な見込有効期間（３年）に基づく定額法	２　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	２　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左
３　繰延資産の処理方法 社債発行費 発生時に一括費用処理	３　繰延資産の処理方法 (1)社債発行時 発生時に一括費用処理 (2)新株発行費 発生時に一括費用処理	３　繰延資産の処理方法 (1)社債発行時 支払時全額費用処理 (2)新株発行費 支払時全額費用処理
４　重要な引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 賞与引当金 従業員に対して支給する賞与に備えるため、当中間期に負担すべき支給見込額を計上しております。	４　重要な引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 同左	４　重要な引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 従業員に対して支給する賞与に備えるため、当期に負担すべき支給見込額を計上しております。

前中間会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前事業年度 (自　平成17年1月1日 至　平成17年12月31日)
(3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（8年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。	(3) 退職給付引当金 同左	(3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（8年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。
(4) 投資損失引当金 ――――――	(4) 投資損失引当金 投資損失引当金は、投資に対する損失に備えるため、有価証券の発行会社の財政状態等を勘案して必要と認められる額を計上しております。	(4) 投資損失引当金 ――――――
5　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	5　外貨建の資産及び負債の本邦通貨への換算基準 同左	5　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
6　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	6　リース取引の処理方法 同左	6　リース取引の処理方法 同左
7　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。又、金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ　為替予約取引 ヘッジ対象　借入金の利息　外貨建金銭債務 (3) ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	7　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左	7　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左

前中間会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前事業年度 (自　平成17年1月1日 至　平成17年12月31日)
(4)ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては中間決算日における有効性の評価を省略しております。	(4)ヘッジの有効性評価の方法 同左	(4)ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。
8　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 消費税等の会計処理は、税抜き方式によっております。	8　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 消費税及び地方税の会計処理は、税抜き方式によっており控除対象外消費税及び地方消費税は、当中間期の費用と処理しております。	8　その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 消費税及び地方税の会計処理は、税抜き方式によっており控除対象外消費税及び地方消費税は、当期の費用と処理しております。
(2) 匿名組合契約による持分の会計処理 当社の出資に係わる匿名組合(レバレッジドリース)の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を流動負債の「その他」に計上する処理を採用しております。	(2) 匿名組合契約による持分の会計処理 ――――――	(2) 匿名組合契約による持分の会計処理 当社の出資に係わる匿名組合(レバレッジドリース)の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を流動負債の「未払金」に計上する処理を採用しております。 なお、同組合は平成17年8月31日をもって終了しております。
(3) 連結納税制度の適用 当中間会計期間より連結納税制度を適用しております。	(3) 連結納税制度の適用 連結納税制度を適用しております。	(3) 連結納税制度の適用 当事業年度から連結納税制度を適用しております。

追加情報

前中間会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前事業年度 （自　平成17年１月１日 至　平成17年12月31日）
1. 財政状態・経営成績の変動について 　当社は、平成16年7月1日に純粋持株会社へ移行しております。このため、当上半期の財政状態・経営成績は前期上期と比較して大きく変動しております。 2. 連結納税制度 　当社は、平成17年度から連結納税制度の適用を受けることにつき、国税庁長官の承認を受けました。 　また、前事業年度より「連結納税制度を適用する場合の税効果会計に関する当面の取扱い（その1）」（実務対応報告第５号）及び「連結納税制度を適用する場合の税効果会計に関する当面の取扱い(その２）」（実務対応報告第７号）に基づき、連結納税制度の適用を前提とした会計処理及び表示をしております。 3. 関係会社からのロイヤリティ収入の計上区分の変更 　関係会社からのロイヤリティ収入は、従来、営業外収益に計上しておりましたが、前下半期より、営業収益に計上する方法に区分を変更致しました。 　従って前中間会計期間は従来の方法によっており、当中間会計期間と同一の方法を採用した場合と比較して、前中間会計期間の営業収益は140,994千円少なく、営業損失は同額多く計上されておりますが、経常損失及び税引前中間純損失への影響はありません。 4. 法人事業税における外形標準課税部分の損益計算書上の表示方法 　実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示方法についての実務上の取扱い」（企業会計基準委員会　平成16年2月13日）が公表されたことに伴い、当中間会計期間より、同実務対応報告に基づき、法人事業税の付加価値割及び資本割11,452千円を販売費及び一般管理費として処理しております。	――――――	1. 連結納税制度 　当事業年度より連結納税制度を適用しております。 2. 外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以降に開始する事業年度より外形標準課税制度が導入されたことに伴い、当会計年度から「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（平成16年2月13日　企業会計基準委員会　実務対応報告第12号）に従い法人事業税の付加価値割及び資本割については、営業費用に計上しております。 　この結果、営業費用が30,256千円増加し、営業損失、経常利益及び税引前当期純利益が、それぞれ30,256千円減少しております。

会計処理の変更

前中間会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間会計期間 (自　平成18年１月１日 至　平成18年６月30日)	前事業年度 (自　平成17年１月１日 至　平成17年12月31日)
――――――	(固定資産の減損に係る会計基準) 当中間会計期間より、「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審査議会　平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号)を適用しております。 これによる当中間会計期間の損益に与える影響はありません。 (役員賞与に関する会計基準) 当中間会計期間より、「役員賞与に関する会計基準」(企業会計基準委員会平成17年11月29日　企業会計基準第４号)を適用しております。 これによる当中間会計期間の損益に与える影響はありません。 (貸借対照表の純資産の部の表示に関する会計基準) 当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準委員会　平成17年12月９日　企業会計基準第５号)及び(企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号)を適用しております。 なお、従来の「資本の部」の合計に相当する金額は10,946,344千円であります。	――――――

前中間会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間会計期間 (自　平成18年１月１日 至　平成18年６月30日)	前事業年度 (自　平成17年１月１日 至　平成17年12月31日)
――――――	(ストック・オプション等に関する会計基準等) 当中間会計期間より、「ストック・オプション等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第8号) 及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第11号) を適用しております。 これにより、株式報酬費用4,026千円が費用として計上され、営業損失、経常利益及び税引前中間純損失が4,026千円増加しております (投資損失引当) 当中間会計期間より、「投資損失引当金」を計上しております。この変更は、市場価格のない関係会社株式のうち、実質価額が著しく低下したものの回復可能性が見込めると判断したものにつき、将来の予測に不確実な要因があるため、財務的健全性の観点から行ったものであります。 この変更に伴い、従来の方法と比較して税引前中間純損失が3,153,021千円多く計上されております。	――――――

表示方法の変更

前中間会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間会計期間 (自　平成18年１月１日 至　平成18年６月30日)
――――――	(中間貸借対照表) 前中間会計期間において流動負債の「その他」に含めて表示しておりました「未払金」(前中間会計期間期末残高 972,720千円) については、資産総額の100分の5超となったため、当中間会計期間より区分掲記しております。

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成17年６月30日）	当中間会計期間末 （平成18年６月30日）	前事業年度末 （平成17年12月31日）
※１　有形固定資産の減価償却累計額 373,039千円	※１　有形固定資産の減価償却累計額 460,342千円	※１　有形固定資産の減価償却累計額 370,185千円
※２　偶発債務 (1) 債務保証 Allied Telesyn International (Asia) Pte. Ltd. 売買契約に対する債務保証 （　89千US$）　9,853千円 リース契約に対する債務保証 （　10,292千SG$）674,997千円 株式会社アライドテレシスR&Dセンター山梨 リース契約に対する債務保証 96千円 株式会社コレガ リース契約に対する債務保証 1,246千円 売買契約に対する債務保証 266,507千円 アライドテレシス株式会社 借入金に対する債務保証 300,000千円 corega Taiwan Inc. 売買契約に対する債務保証 （　137千US$）　15,157千円 計　1,267,858千円	※２　偶発債務 (1) 債務保証 Allied Telesyn International (Asia) Pte. Ltd. 売買契約に対する債務保証 （　142千US$）　16,474千円 リース契約に対する債務保証 （　7,234千SG$）　524,125千円 アライドテレシス株式会社 借入金に対する保証債務　300,000千円 計　824,125千円	※２　偶発債務 (1) 債務保証 Allied Telesyn International (Asia) Pte. Ltd. リース契約に対する債務保証 （　8,484千SG$）　601,477千円 アライドテレシス株式会社 借入金に対する保証債務　300,000千円 計　901,477千円
────	────	※３　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　32,386千円
※４　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産の「その他」に表示しております。	※４　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、流動負債の「その他」に表示しております。	────
────	※５　投資損失引当金 関係会社株式は、投資損失引当金 3,153,021千円を控除して表示しております。	────

（中間損益計算書関係）

前中間会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前事業年度 （自　平成17年１月１日 至　平成17年12月31日）
※１　減価償却実施額 有形固定資産　22,987千円 無形固定資産　55,679千円	※１　減価償却実施額 有形固定資産　30,982千円 無形固定資産　82,122千円	※１　減価償却実施額 有形固定資産　46,406千円 無形固定資産　112,962千円
※２　営業外収益の主要項目 受取利息　494,566千円 受取配当金　188,809千円 為替差益　352,845千円	※２　営業外収益の主要項目 受取利息　486,797千円 受取配当金　326,105千円	※２　営業外収益の主要項目 受取利息　784,801千円 受取配当金　189,922千円 為替差益　977,841千円
※３　営業外費用の主要項目 支払利息　165,655千円 シンジケートローン手数料　42,500千円 貸倒引当金繰入額　455,000千円	※３　営業外費用の主要項目 支払利息　148,872千円 シンジケートローン手数料　10,270千円 貸倒引当金繰入額　11,000千円 為替差損　206,593千円	※３　営業外費用の主要項目 支払利息　314,145千円 貸倒引当金繰入額　980,000千円
※４　特別利益の主要項目 匿名組合出資利益　22,191千円	※４　特別利益の主要項目 清算配当金　28,910千円	※４　特別利益の主要項目 匿名組合出資利益　42,195千円
※５　特別損失の主要項目 固定資産除却損　4,605千円 投資有価証券評価損　30,087千円 関係会社株式評価損　71,999千円	※５　特別損失の主要項目 固定資産除却損　52,181千円 投資有価証券評価損　29,551千円 貸倒引当金繰入額　203,000千円 投資損失引当金繰入額　3,153,021千円	※５　特別損失の主要項目 固定資産除却損　4,605千円 投資有価証券評価損　40,904千円 関係会社株式評価損　86,205千円

（中間株主資本等変動計算書関係）

当中間会計期間（自　平成18年１月１日　至　平成18年６月30日）

自己株式に関する事項

（単位：株）

株式の種類	前会計年度末	増加	減少	当中間会計期間末
普通株式	52,541	457	―	52,998

（変動事由の概要）

自己株式の増加は、単元未満株式の買取請求によるものであります。

リース取引関係

前中間会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前事業年度 （自　平成17年１月１日 至　平成17年12月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
１　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額 （有形固定資産／合計） 取得価額相当額　42,504千円　42,504千円 減価償却累計額相当額　1,210千円　1,210千円 中間期末残高相当額　41,293千円　41,293千円	１　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額 （有形固定資産／合計） 取得価額相当額　42,504千円　42,504千円 減価償却累計額相当額　15,740千円　15,740千円 中間期末残高相当額　26,762千円　26,762千円	１　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 （工具器具及び備品／合計） 取得価額相当額　42,504千円　42,504千円 減価償却累計額相当額　8,476千円　8,476千円 期末残高相当額　34,027千円　34,027千円
２　未経過リース料中間期末残高相当額 １年内　14,262千円 １年超　26,953千円 合計　41,216千円	２　未経過リース料中間期末残高相当額 １年内　26,953千円 １年超　— 合計　26,953千円	２　未経過リース料期末残高相当額 １年内　14,509千円 １年超　19,638千円 合計　34,147千円
３　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,288千円 減価償却費相当額　1,210千円	３　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　7,728千円 減価償却費相当額　7,265千円 支払利息相当額　534千円	３　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　9,016千円 減価償却費相当額　8,476千円 支払利息相当額　659千円
４　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	４　減価償却費相当額の算定方法 同左	４　減価償却費相当額の算定方法 同左
５　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。	５　利息相当額の算定方法 同左	５　利息相当額の算定方法 同左

有価証券関係

前中間会計期間(自　平成17年1月1日　至　平成17年6月30日)、前事業年度(自　平成17年1月1日　至　平成17年12月31日)及び当中間会計期間(自　平成18年1月1日　至　平成18年6月30日)における子会社株式で時価のあるものはありません。

1株当たり情報

項目	前中間会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前事業年度 （自　平成17年１月１日 至　平成17年12月31日）
１株当たり純資産額	129円85銭	118円38銭	142円99銭
１株当たり中間純利益又は中間（当期）純損失（△）	2円51銭	△40円91銭	△0円74銭
潜在株式調整後１株当たり中間（当期）純利益	2円46銭	なお、潜在株式調整後１株当たり中間純利益額については、１株当たり中間純損失（△）が計上されているため記載しておりません。	なお、潜在株式調整後１株当たり当期純利益額については、１株当たり当期純損失（△）が計上されているため記載しておりません。

（注）１株当たり中間(当期）純利益又は中間純損失（△）及び潜在株式調整後1株当たり中間(当期）純利益の算定上の基礎は以下の通りであります。

１株当たり中間純利益金額	前中間会計期間 （自 平成17年１月１日 至 平成17年６月30日）	当中間会計期間 （自 平成18年１月１日 至 平成18年６月30日）	前事業年度 （自 平成17年１月１日 至 平成17年12月31日）
中間純利益又は中間(当期）純損失（△）	200,998千円	△3,596,675千円	60,887千円
普通株式に係る中間純利益又は中間（当期）純損失（△）	200,998千円	△3,596,675千円	60,887千円
普通株式の期中平均株式数	79,941,278株	87,913,219株	82,703,858千円
潜在株式調整後１株当たり中間(当期）純利益			
中間(当期）純利益調整額	－	－	－
普通株式増加数	1,900,550株	4,738,111株	3,103,218株
新株引受権	76,585株	100,655株	154,519株
新株予約権	1,823,965株	4,637,456株	2,948,699株
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含まれなかった潜在株式の概要	新株予約権1種類 ・新株予約権の数 1,000個 ・目的となる株式の数 2,500,000株	新株予約権1種類 ・新株予約権の数 20,000個 ・目的となる株式の数 2,000,000株	－

重要な後発事象

前中間会計期間（自 平成17年１月１日 至 平成17年６月30日）

1. 新株予約権の行使による増資

平成17年7月7日に新株予約権の権利行使を受け、資本金及び資本準備金が増加しました。内容は下記のとおりです。

増加した株式の種類及び数

普通株式	2,500,000株
増加した資本金	821,650千円
増加した資本金準備金	819,225千円
新株の起算日	平成17年7月1日

2. 第2回無担保社債について

平成17年8月31日開催の当社取締役会において第2回無担保社債の発行を決議いたしました。その概要は次のとおりであります。

(1) 発行総数　800,000千円
(2) 発行年月日　平成17年9月30日
(3) 発行価格　額面100円につき金100円
(4) 表面利率　全銀協日本円TIBOR+0.15%
(5) 払込期日　平成17年9月30日
(6) 償還期限　平成20年9月30日
(7) 資金使途　運転資金

当中間会計期間（自 平成18年１月１日 至 平成18年６月30日）

1. 新株予約権の行使による増資

平成18年7月及び8月に第12回新株予約権（第三者割当）の権利行使があり、資本金及び資本準備金が増加いたしました。内容は以下のとおりであります。

増加した株式の種類及び数

普通株式	5,800,000株
増加した資本金	561,252千円
増加した資本準備金	561,252千円

2. 新株予約権付社債の繰上償還

①平成18年6月1日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債の未償還残高の一部繰上償還を決議し、平成18年7月3日に繰上償還を実施いたしました。

繰上償還の総額　20億円
繰上償還の価格　額面100円につき100円
繰上償還の方法　未償還残高39億円のうち20億円
繰上償還の原資　手許資金
支払利息への影響
本社債には利率は付されておらず、影響はありません。

②平成18年7月25日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債の未償還残高の全部繰上償還を決議し、平成18年8月25日に繰上償還を実施いたしました。

繰上償還の総額　19億円
繰上償還の価格　額面100円につき100円
繰上償還の方法　未償還残高19億円の全額
繰上償還の原資　手許資金
支払利息への影響
本社債には利率は付されておらず、影響はありません。

3. 新株予約権の買入消却

平成18年8月30日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当）の未行使残高の全部消却を決議し、平成18年9月1日に消却いたしました。

買入消却の新株予約権数　1,000個
対象となる株式の数　普通株式6,500,000株
買入消却の総額　65,000,000円
（新株予約権1個につき金65,000円）

前会計年度（自 平成17年１月１日 至 平成17年12月31日）

1. 新規発行新株予約権証券

平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）の決議を行っており、平成18年2月6日全額の払込を受けております。

(1) 募集の条件
発行数：1,000個
発行価格の総額：65,000,000円
発行価格：65,000円
（本新株予約権の目的である株式1株当たり10円）
払込期日：平成18年2月6日（月）
払込取扱場所：
住友信託銀行株式会社
東京中央支店

(2) 割当予定先の概要及び当社と割当先との関係等

割当予定先の氏名又は名称		大嶋　章禎
割当新株予約権数		1,000個
払込金額		65,000,000円
割当予定先の内容	住所	5602 L Lakeview Drive Kirkland, WA, USA
	職業	当社代表取締役会長兼CEO
当社との関係	出資関係	割当予定先が保有している当社株式の数 36,360,000株
	取引関係等	該当事項なし
	人的関係	当社代表取締役会長兼CEO

2. 新規発行新株予約権付社債

平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同位順位特約付）の発行を決議し、平成18年2月6日全額の払込を受けております。

(1) 募集の条件
記名・無記名の別：無記名式
発行価格の総額：5,000,000,000円
発行価格：額面100円につき金100円
但し、本新株予約権は無償にて発行するものとする
利率(%)：本社債には利息を付さない
利息支払の方法：該当事項なし
償還期限：平成20年2月6日
払込期限：平成18年2月6日

前中間会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前会計年度 (自　平成17年1月1日 至　平成17年12月31日)
	[illegible]	[illegible]

当中間会計期間

4. 新規発行新株予約権証券

平成18年8月30日開催の当社取締役会において、アライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権の決議を行い、平成18年9月21日に全額の払込を受ける予定であります。

(1) 募集の条件

社債の総額 : 60億円

社債の発行価格

:額面100円につき100円

但し、本新株予約権は無償にて発行するものとする。

利率(%):本社債には利息を付さない

償還期限:2010年9月17日

払込予定日:2006年9月21日

(2) 割当予定先の概要及び当社と割当予定先の関係等

項目		内容
割当予定先の氏名又は名称		Banque AIG
割当転換社債型新株予約権付社債(額面)		金60億円
払込金額		金60億円
割当予定先の内容	住所	46 rue de Bassano 75008, Paeis, France
	代表者の氏名	Mauro Gabriele President Directeur Genersl
	事業の内容	銀行業
	大株主及び持株比率	AIG Financial Products Corp (89.99%) AIG Matched Funding Corp (10%)
当社との関係	出資関係	該当事項なし
	取引関係等	該当事項なし
	人的関係等	該当事項なし

前会計年度

(2) 割当予定先の概要及び当社と割当予定先の関係等

項目		内容
割当予定先の氏名又は名称		Merrill Lynch International
割当転換社債型新株予約権付社債(額面)		5,000,000,000円
払込金額		5,000,000,000円
割当予定先の内容	住所	Merrill Lynch Financial Centre 2 King Edward Street Loedon ECIA 1HQ United Kingdom
	代表者の氏名	Bob Wigley
当社との関係	出資関係	該当事項なし
	取引関係等	該当事項なし
	人的関係	該当事項なし

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前会計年度 (自　平成17年1月1日 至　平成17年12月31日)
――――――	当社は、平成16年12月期において、営業損失1,147,240千円、当期純損失4,254,574千円を計上し、平成17年12月期において営業損失230,322千円、当期純損失60,887千円を計上しました。当中間会計期間におきましても、営業損失483,149千円、中間純損失3,596,675千円を計上しており、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前会計年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。しかしながら、当会計年度後半より、欧米市場での収支の大きな改善が見込まれること、研究開発費については引き続き見直しを継続していくこと、さらに生産体制についてもEMS（Electronic Manufacturing Sevice)の活用による製造コストの低減を図ることなどの施策を実行しており、当会計年度においては、営業利益の計上を計画しております。一方、キャッシュ・フローにおいては、平成18年9月21日に転換社債型新株予約権付社債6,000,000千円を発行し長期の安定した運転資金を調達します。また、翌事業年度以降も次世代ネットワークに対応した研究開発および販売の成果による継続的な営業利益の計上が見込まれるため、継続企業の前提に関する重要な疑義は解消されると判断しております。従いまして、中間財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を中間財務諸表には反映しておりません。	――――――

平成18年12月期　中間決算短信（連結）

平成18年９月14日

上場会社名	アライドテレシスホールディングス株式会社	上場取引所	東証第二部
コード番号	6835	本社所在都道府県	東京都

（URL　http://www.at-global.com）

代　表　者　　役職名　代表取締役会長兼ＣＥＯ　　氏名　大嶋　章禎
問合せ先責任者　役職名　経営企画部副部長　　氏名　梢木　琢己
TEL　(03)5437－6007

決算取締役会開催日　　平成18年９月14日

米国会計基準採用の有無　　無

1. 18年6月中間期の連結業績（平成18年１月１日～平成18年６月30日）

(1) 連結経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年６月中間期	27,508	(2.2)	△606	(—)	△1,002	(—)
17年６月中間期	26,915	(5.0)	334	(—)	520	(—)
17年12月期	54,554		12		1,024	

	中間（当期）純利益		１株当たり中間(当期)純利益		潜在株式調整後 １株当たり中間(当期)純利益	
	百万円	%	円	銭	円	銭
18年６月中間期	△2,218	(—)	△25	24	—	—
17年６月中間期	△127	(—)	△1	60	—	—
17年12月期	△31		△0	38	—	—

(注) ① 持分法投資損益　　18年6月中間期　△20百万円　17年6月中間期　—百万円　17年12月期　—百万円
② 期中平均株式数(連結)　18年6月中間期　87,913,219株　17年6月中間期　79,941,278株　17年12月期　82,703,858株
③ 会計処理の方法の変更　　有
④ 売上高、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産	
	百万円	百万円	%	円	銭
18年６月中間期	39,895	11,134	27.9	120	57
17年６月中間期	37,405	9,091	24.3	109	83
17年12月期	39,660	10,943	27.6	127	93

(注)　期末発行済株式数(連結)　18年6月中間期　92,341,932株　17年6月中間期　82,782,493株　17年12月期　85,543,581株

(3) 連結キャッシュ・フローの状況

	営業活動による キャッシュ・フロー	投資活動による キャッシュ・フロー	財務活動による キャッシュ・フロー	現金及び現金同等物 期末残高
	百万円	百万円	百万円	百万円
18年６月中間期	△734	△1,044	2,816	4,705
17年６月中間期	732	△405	△380	3,728
17年12月期	△1,493	△886	2,475	3,775

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　42社　持分法適用非連結子会社数　—社　持分法適用関連会社数　1社

(5) 連結範囲及び持分法の適用の異動状況
連結(新規)　—社　(除外)　1社　持分法(新規)　1社　(除外)　—社

2. 18年12月期の連結業績予想（平成18年１月１日～平成18年12月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	59,780	1,330	50

(参考)　１株当たり予想当期純利益（通期）　0円54銭

※　上記の予想は、本資料発表日現在において入手可能な情報に基づき当社が合理的と判断したものであり、実際の業績は様々な要因によって予想と大きく異なる場合があります。上記予想に関する事項は添付資料６ページをご参照ください。

1. 企業集団の状況

当社グループは、当社、子会社および関連会社の計44社で構成され、情報通信・ネットワーク関連製品の研究開発、製造、販売を主な事業としております。

＜製品開発＞

地域の特性を活かし、日本をはじめ主にアメリカ、ニュージーランド、イタリアなどで行っております。また、開発案件により、各拠点単独または共同で取り組むこととしております。

＜製品製造＞

製造コストが安価でかつインフラの整備されたシンガポール、中国および香港で行っております。

＜製品販売＞

日本をはじめ、北米、ヨーロッパ、アジア・オセアニア等、世界各国に販売拠点を設けております。

〔事業の系統図〕


(平成18年6月30日現在)
顧　　客
海　外
国　内
製品・サービス
製品・サービス
販売・サービス会社
アライドテレシス㈱　(日本)
Allied Telesis Inc.　(アメリカ)
Allied Telesis International S.A　(スイス)
Allied Telesis (China) Ltd.　(中国)
アライドテレシスネットワークス㈱　(日本)
コレガグループ
他
製品・サービス
製造・物流会社
Allied Telesis (Hong Kong) Ltd.　(香港)
Allied Telesyn International (Asia) Pte.Ltd.　(シンガポール)
Allied Telesis (Suzhou) Co.Ltd.　(中国)
Allied Telesis (Dongguan) Co.Ltd.　(中国)
開発委託
製品・サービス
開発会社
㈱アライドテレシス開発センター　(日本)
Allied Telesis Labs Ltd.　(ニュージーランド)
Allied Telesis Labs Inc.　(アメリカ)
Allied Telesis Inc.　(アメリカ)
Allied Telesis Multimedia S.r.l.　(イタリア)
他
アライドテレシスホールディングス株式会社（グループ全体の管理・統括）

(注)連結子会社42社、持分法適用関連会社1社であります。

2. 経営方針

(1) 会社の経営の基本方針

当社グループは、イーサネット技術およびＩＰ技術を基盤とした総合的なネットワークソリューションを提供することにより、快適で安心、安全なブロードバンド社会の発展に貢献することを基本方針としております。

急速に発展する情報化社会において、顧客、従業員、株主をはじめ全てのステークホルダーにそのメリットを十分に享受していただくため、以下の三事業を核に付加価値の高いソリューションならびに製品、サービスを提供してまいります。

①プロダクト・プロバイダー

高性能、高品質、高い信頼性を兼ね備え、かつコストパフォーマンスに優れたネットワーク機器を提供してまいります。

②ソリューション・プロバイダー

お客様にとって最適なネットワークサービスを実現するため、コンサルティングから導入、運用支援までをトータルに提供してまいります。

③サービス・プロバイダー

お客様のニーズに合わせ、設計から施工、保守に至るトータルなサポートを実現し、お客様を強力にバックアップしてまいります。

(2) 会社の利益配分に関する基本方針

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当を目指してまいります。

(3) 投資単位の引下げに関する考え方及び基本方針等

当社は、株式市場での当社株式の流動性を高めつつ、広範な投資家層に長期にわたり安定的に保有していただけるようにすることが重要であると認識しております。この方針に従い、平成16年８月20日に当社株式１株につき10株の割合で分割を実施し、投資しやすい環境を整えております。

(4) 目標とする経営指標

当社グループは、成長の持続性と安定した収益基盤の構築を経営目標の一つとしており、売上高成長率、営業利益、営業利益率に重点を置き、これらの継続的な向上に努めてまいります。

(5) 中長期的な会社の経営戦略

当社グループは、安定的な事業拡大のため、事業環境の変化をビジネスチャンスと捉え、社会の潮流を見据えた技術開発と成長分野への経営資源の集中を最優先に行ってまいります。また、グローバルに展開する有数のネットワーク機器メーカーとしての優位性を最大限に活用し、お客様のニーズに合致した製品とサービスを安定的に提供していくため、以下のような取り組みを実践してまいります。

①「ＩＰトリプルプレイ」ソリューションの提供

ブロードバンド回線により「音声」「動画像」「データ」を同時に高品質に提供するＩＰトリプルプレイサービスは、欧米での市場拡大を背景に、アジア、日本への普及が予想されます。当社グループは、ＩＰトリプルプレイを実現するＥｎｄ－ｔｏ－Ｅｎｄソリューションを提供可能な唯一のベンダーとして、一つの筐体でＡＤＳＬ、光ファイバーなど複数のインターフェースを同時に提供することが可能な統合型次世代スイッチ「マルチサービス・アクセス・プラットフォーム（iMAP）」をはじめ、高機能レイヤー３スイッチ、集合型メディアコンバーター、宅内装置であるレジデンシャル・ゲートウェイ等幅広い製品を提供してまいりました。今後もこれら製品群の一層の拡充と機能強化を行い、さらにサー

ビスの運営、保守のコンサルティングまでワンストップで提供可能な体制を整え、全世界での提案活動を推進してまいります。

②営業基盤の強化

お客様のニーズを的確に捉え、ソリューション提案型ビジネスを推進することにより、お客様にメリットのある高付加価値サービスを提供してまいります。

③生産体制・価格競争力の強化

品質の向上と効率的な生産体制を強化するため、生産拠点と販売拠点間の情報の共有、集約、分析を徹底し、迅速で安定的な高品質の製品供給を目指すとともに、適正な在庫管理とコストダウンを推進し、価格競争力の強化に取り組んでまいります。

④無線ＬＡＮソリューションの開発

ユビキタス社会における次世代移動体通信に対応するため、高品質の無線ＬＡＮソリューションの開発を進めてまいります。また、この技術は将来のクワトロプレイサービスの実現において不可欠であり、当社グループは、この分野においても確固たる地位を築くことを目指してまいります。

(6) 会社の対処すべき課題

ネットワーク業界に対する市場のニーズが高度化する中、当社グループは、技術力の向上、マーケティング力および営業力の強化により、ネットワークのベストパートナーとして、迅速な対応と高度なトータルソリューションの提供により、事業価値の向上に努めてまいります。

また、企業経営に対する健全性、透明性が求められる中、当社グループは、コーポレートガバナンスの確立、コンプライアンスの強化、会社情報の適時開示等を通して、これらの要求、要望に応えられるように全力で取り組んでまいります。

(7) 親会社等に関する事項

当社は親会社を有しておりません。

3. 経営成績及び財政状態

(1) 当中間連結会計期間の概況

当中間連結会計期間（平成18年１月１日～平成18年６月30日）における世界経済は、米国が原油価格高騰や金利引上げの景気への影響が懸念されたものの、個人消費や設備投資に支えられ堅調に推移しました。欧州は好調な輸出を背景に、回復基調を維持しました。アジアでは中国、インドをはじめ他の諸国・地域も総じて好調に推移しました。一方、我が国経済は、金利動向に不透明感が残るものの、企業収益の改善を背景に設備投資の拡大、個人消費の回復が持続し、景気は回復基調をたどりました。

当社グループが属するネットワーク関連市場におきましては、急速なブロードバンド化の進展を背景に、ネットワークの高速化、多目的化、グローバル化が一層進むとともに、国内外での製品開発競争、サービスの多角化競争、価格競争が激化しており、厳しい事業環境が継続しております。

当社グループは、世界各国44社の特性を活かし、各地域において適切なネットワーク環境の提供を行ってまいりましたが、一般消費者向け製品およびレガシー製品とも競争が一層激化し、営業力とサポート力を結集して市場シェア維持に努めたものの、当初予想ほどの伸びは確保できませんでした。また、ＩＰトリプルプレイ関連は、欧州では順調に拡大しているものの、米国での伸びが予想を下回りました。

なお、当中間連結会計期間において、アライドテレシスホールディングス株式会社が、保有する米国子会社株式の評価引当金計上を行ったことにより、連結調整勘定10億円の一括償却を行い、特別損失に同額を計上しております。

当中間連結会計期間における業績は以下のとおりであります。

＜当中間連結会計期間の業績＞　　　　（単位：百万円）

	連　結	単　独
売上高	27,508	3,950
（日本）	15,567	3,316
（欧米）	10,599	487
（アジア・オセアニア）	1,341	145
営業利益	△606	△483
経常利益	△1,002	48
当期純利益	△2,218	△3,596

（注）△は損失

(2) 財政状態

当中間連結会計期間におけるキャッシュ・フローの状況につきましては、税金等調整前中間純損失を21億19百万円計上、棚卸資産の削減を行ったものの、売上債権の増加や仕入債務の減少等により、営業活動によるキャッシュ・フローは７億34百万円のキャッシュ・アウトとなりました。（前中間連結会計期間は７億32百万円のキャッシュ・イン）　投資活動によるキャッシュ・フローは、生産設備や開発・検査設備等の更新に伴う固定資産の取得等により10億44百万円のキャッシュ・アウトとなりました。（前中間連結会計期間は４億５百万円のキャッシュ・アウト）　また、財務活動によるキャッシュ・フローは、金融機関からの借入金返済を行う一方で、転換社債型新株予約権付社債の発行や新株予約権の株式転換により資金調達を行ったことにより28億16百万円のキャッシュ・インとなりました。（前中間連結会計期間は３億80百万円のキャッシュ・アウト）

この結果、現金及び現金同等物の中間期末残高は前期に比べ９億30百万円増加し、47億５百万円となりました。

当社グループのキャッシュ・フロー指標のトレンドは以下のとおりであります。

	平成16年中間	平成16年期末	平成17年中間	平成17年期末	平成18年中間
自己資本比率(%)	25.4	21.1	24.3	27.6	27.9
時価ベースの自己資本比率(%)	163.8	37.7	162.0	174.0	64.5
債務償還年数(年)	－	－	11.3	－	－
インタレスト・カバレッジ・レシオ(倍)	－	－	4.1	－	－

※自己資本比率：自己資本／総資産

※時価ベースの自己資本比率：株式時価総額／総資産

※債務償還年数：有利子負債／営業キャッシュ・フロー

※インタレスト・カバレッジ・レシオ：営業キャッシュ・フロー／利払い

(注) 1　各指標は、いずれも連結ベースの財務数値により算出しております。

2　株式時価総額は、期末株価終値×期末発行済株式数（自己株式控除後）により算出しております。

3　営業キャッシュ・フローは、連結キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しております。有利子負債は、連結貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。また、利払いについては、連結キャッシュ・フロー計算書の利息の支払額を使用しております。

4　債務償還年数の中間期での計算は、営業キャッシュ・フローを年額に換算するため2倍にしてあります。

5　営業キャッシュ・フローがマイナスの期は、債務償還年数およびインタレスト・カバレッジ・レシオを記載しておりません。

(3) 通期の見通し

今後の世界経済を展望しますと、原油価格および資材価格の動向のほか、米国を中心に欧州および国内での金利上昇の影響など、不透明な要因も残りますが、全体としては順調に推移するものと思われます。

当社グループが属するネットワーク関連市場は、世界的なブロードバンド化の流れが継続する中、製品、サービス、価格競争が一段と進み、企業間競争は一層激化するものと予想されます。

当社グループは、他社との差別化を図り確実にこの競争を勝ち抜くため、次世代を担う「ＩＰトリプルプレイソリューション」を全面的に取り組んでまいります。ＩＰトリプルプレイ市場は、米国では地域ネットワーク（特定エリア、大学、米軍基地等）向けが活性化しており、当社グループの米国における売上増加を牽引するものと思われます。欧州では、パートナー各社との協力関係のさらなる強化を図ることにより、引き続き順調な伸びが見込まれます。また、日本においても、ＩＰトリプルプレイ成長の環境は整いつつあり、特に2011年の地上デジタル放送対応に向けて、ＣＡＴＶ向け市場、およびマンションなどのインビル（建物内の閉じたネットワーク環境におけるＩＰトリプルプレイ・サービス）市場が緩やかながらも着実に成長していくものと予想されます。

＜連結業績見通し＞　（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
平成18年12月期	59,780	1,840	1,330	50
平成17年12月期	54,554	12	1,024	△31
増減額	5,226	1,828	306	81
増減率(%)	9.5	15,233.3	29.8	－

(注) △は損失

＜単独業績見通し＞　（単位：百万円）

	売上高	経常利益	当期純利益
平成18年12月期	7,890	80	△3,360
平成17年12月期	6,596	556	△60
増減額	1,294	△476	△3,474
増減率(%)	19.6	△85.6	－

(注) △は損失

(4) 事業等のリスク

当社グループの経営成績および財政状況等に影響を与える可能性のある事業上のリスクには、以下のようなものが考えられます。これらは、代表的なものであり、実際に起こりうるリスクは、これらに限定されるものではありません。

なお、文中における将来や想定に関する事項は、本資料発表日現在において当社が判断したものであります。

①政情に関するリスク

当社グループは中国およびシンガポールに生産拠点を有しております。これらの国において政治や法環境の変化、経済状況の変化など予期せぬ事態が発生し生産活動に支障が出た場合には、当社の経営に影響を与える可能性があります。

②調達先に関するリスク

当社グループの製品には多数の精密電子部品（ＩＣ、メモリー、光デバイズ等）が使用されており、これらの部品の安定的な供給を受けるため、調達先との緊密な関係作りを行うとともに、絶えず新製品等に関する情報収集を行っております。しかしながら、これらの部品の価格は世界的な需給バランスの影響を強く受ける傾向があります。特定の産業や地域からの需要増加や災害等による供給の減少等による需給バランスの急激な変化により、部品の調達に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

③法規制に関するリスク

当社グループは世界21か国に拠点を有しております。各国の安全基準や環境基準等は様々であり、当社グループはこれらの基準や規制等に適合する製品の供給を行っております。これらの基準や規制等が改正され、製品の製造および販売に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

④品質に関するリスク

当社グループは出荷製品の品質管理の徹底を図っておりますが、これらのリスクを完全に排除することは困難であります。万一、品質に関連する事故が発生した場合、その発生要因が当社グループに起因するものであるか否かを問わず、損害賠償責任を負うとともに社会的信用が失われることとなり、当社グループの経営に影響を与える可能性があります。

⑤為替に関するリスク

当社グループは世界21か国に拠点を有しており、連結売上高に占める海外売上高の比率は43.4％であります。また、日本における当社グループの製品仕入れは主に米ドル建にて決済していることより、為替相場の影響を受け易くなっております。したがって、為替相場の変動リスクを軽減するため先物為替予約によるヘッジを行っておりますが、全てのリスクを排除することは困難であり、急激な為替相場の変動が起きた場合には、当社グループの経営に影響を与える可能性があります。

⑥競合に関するリスク

当社グループが属するネットワーク関連市場は市場価格の下落や製品サイクルの短縮化が顕著であります。したがって、当社グループは高付加価値製品の投入や新規技術投資等を行い、競争力の強化を図るとともにコスト削減に取り組んでおりますが、一層の製品価格の下落や産業界のＩＴ投資動向が変化した場合には、当社グループの経営に影響を及ぼす可能性があります。

⑦災害等に関するリスク

当社グループは世界21か国に拠点を有しており、これらの地域で地震等の自然災害やテロ等が発生した場合には、各拠点の設備等が壊滅的な被害を被る可能性があります。この場合、各拠点の操業が中断するだけでなく、修復や代替設備等に関する巨額の費用を要することとなり、当社グループの経営に影響を与える可能性があります。

⑧特定人物への依存に関するリスク

当社グループの事業の推進者は当社代表取締役会長兼ＣＥＯである大嶋章禎であります。代表取締役会長兼ＣＥＯ大嶋章禎は、当社グループの最高経営責任者として、当社グループの経営戦略の決定、事業の遂行に大きな影響力を有しております。このような状況の中で、代表取締役会長兼ＣＥＯ大嶋章禎が何らかの理由により当社グループの業務を継続することが困難になった場合、当社グループの経営に重大な影響を与える可能性があります。

4. 中間連結財務諸表等

中間連結財務諸表

① 中間連結貸借対照表

区分	注記番号	前中間連結会計期間末（平成17年６月30日）		当中間連結会計期間末（平成18年６月30日）		前連結会計年度の要約連結貸借対照表（平成17年12月31日）	
		金額（千円）	構成比（%）	金額（千円）	構成比（%）	金額（千円）	構成比（%）
（資産の部）							
Ⅰ 流動資産							
1 現金及び預金	※3	3,789,729		4,847,171		3,850,316	
2 受取手形及び売掛金	※2	11,810,074		14,920,839		12,897,589	
3 たな卸資産		9,299,925		9,334,210		10,371,259	
4 繰延税金資産		1,997,427		1,126,808		1,304,779	
5 その他		1,776,804		2,243,313		2,383,809	
貸倒引当金		△689,092		△673,085		△723,449	
流動資産合計		27,984,869	74.8	31,799,257	79.7	30,084,304	75.9
Ⅱ 固定資産							
1 有形固定資産							
(1) 工具器具備品		2,255,310		2,003,191		2,128,991	
(2) その他		2,374,016		2,067,739		2,239,975	
有形固定資産合計	※1	4,629,326	12.4	4,070,930	10.2	4,368,967	11.0
2 無形固定資産							
(1) 連結調整勘定		1,107,124		30,053		1,060,197	
(2) その他		892,787		761,650		836,888	
無形固定資産合計		1,999,912	5.3	791,704	2.0	1,897,085	4.8
3 投資その他の資産							
(1) 投資有価証券		516,680		850,192		864,292	
(2) 繰延税金資産		1,503,550		1,565,699		1,562,990	
(3) その他		974,810		817,630		1,082,679	
貸倒引当金		△203,390		―		△200,077	
投資その他の資産合計		2,791,650	7.5	3,233,522	8.1	3,309,884	8.3
固定資産合計		9,420,888	25.2	8,096,157	20.3	9,575,937	24.1
資産合計		37,405,758	100.0	39,895,414	100.0	39,660,242	100.0

区分	注記番号	前中間連結会計期間末（平成17年６月30日）			当中間連結会計期間末（平成18年６月30日）			前連結会計年度の要約連結貸借対照表（平成17年12月31日）		
		金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(負債の部)										
Ⅰ　流動負債										
1　支払手形及び買掛金			6,313,206			5,660,627			6,385,539	
2　短期借入金	※3 ※4		5,245,748			6,294,397			7,464,993	
3　1年以内返済予定長期借入金			5,352,659			4,201,778			4,561,378	
4　1年以内償還予定社債			—			268,000			268,000	
5　未払法人税等			324,594			297,043			278,866	
6　賞与引当金			274,992			223,863			163,043	
7　その他			3,375,149			4,353,727			3,369,568	
流動負債合計			20,886,351	55.8		21,299,437	53.4		22,491,389	56.7
Ⅱ　固定負債										
1　社債			—			4,298,000			532,000	
2　長期借入金	※4		6,015,674			2,547,996			4,756,424	
3　退職給付引当金			527,727			559,471			534,591	
4　その他			137,135			56,393			109,980	
固定負債合計			6,680,537	17.9		7,461,861	18.7		5,932,996	15.0
負債合計			27,566,888	73.7		28,761,298	72.1		28,424,385	71.7
(少数株主持分)										
少数株主持分			746,932	2.0		—	—		292,047	0.7
(資本の部)										
Ⅰ　資本金			4,140,670	11.1		—	—		4,996,366	12.6
Ⅱ　資本剰余金			6,271,305	16.8		—	—		7,126,908	18.0
Ⅲ　利益剰余金			△1,187,969	△3.2		—	—		△1,091,329	△2.8
Ⅳ　その他有価証券評価差額金			10,860	0.0		—	—		47,312	0.1
Ⅴ　為替換算調整勘定			△133,802	△0.4		—	—		△123,982	△0.3
Ⅵ　自己株式			△9,127	△0.0		—	—		△11,466	0.0
資本合計			9,091,937	24.3		—	—		10,943,809	27.6
負債・少数株主持分及び資本合計			37,405,758	100.0		—	—		39,660,242	100.0

区分	注記番号	前中間連結会計期間末（平成17年６月30日）金額（千円）		構成比（%）	当中間連結会計期間末（平成18年６月30日）金額（千円）		構成比（%）	前連結会計年度の要約連結貸借対照表（平成17年12月31日）金額（千円）		構成比（%）
（純資産の部）										
Ⅰ　株主資本										
1　資本金			―			6,159,279	15.4		―	
2　資本剰余金			―			8,289,707	20.8		―	
3　利益剰余金			―			△3,309,935	△8.3		―	
4　自己株式			―			△11,735	△0.0		―	
株主資本合計			―			11,127,315	27.9		―	
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			―			31,915	0.1		―	
2　繰延ヘッジ損益			―			△7,535	△0.0		―	
3　為替換算調整勘定			―			△128,624	△0.3		―	
評価・換算差額等合計			―			△104,244	△0.2		―	
Ⅲ　新株予約権			―			111,045	0.2		―	
純資産合計			―			11,134,116	27.9		―	
負債純資産合計			―			39,895,414	100.0		―	

② 中間連結損益計算書

		前中間連結会計期間 (自 平成17年1月1日 至 平成17年6月30日)			当中間連結会計期間 (自 平成18年1月1日 至 平成18年6月30日)			前連結会計年度の 要約連結損益計算書 (自 平成17年1月1日 至 平成17年12月31日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
I 売上高			26,915,797	100.0		27,508,572	100.0		54,554,893	100.0
II 売上原価			14,239,852	52.9		14,681,499	53.4		29,518,674	54.1
売上総利益			12,675,945	47.1		12,827,072	46.6		25,036,219	45.9
III 販売費及び一般管理費	※1		12,340,984	45.8		13,433,930	48.8		25,024,164	45.9
営業利益又は営業損失(△)			334,961	1.3		△606,857	△2.2		12,054	0.0
IV 営業外収益										
1 受取利息		13,398			25,362			30,829		
2 受取配当金		134			169			134		
3 為替予約評価益		55,342			—			3,819		
4 金利スワップ評価益		16,312			—			25,972		
5 為替差益		304,891			—			1,215,355		
6 その他		44,046	434,124	1.6	13,350	38,881	0.1	197,716	1,473,827	2.7
V 営業外費用										
1 支払利息		184,212			179,196			351,440		
2 為替差損		—			172,361			—		
3 為替予約評価損		—			32,871			—		
4 持分法による投資損失		—			20,988			—		
5 シンジケートローン手数料		42,500			10,270			42,500		
6 その他		22,365	249,078	0.9	19,279	434,967	1.5	67,401	461,341	0.8
経常利益又は経常損失(△)			520,008	2.0		△1,002,943	△3.6		1,024,540	1.9
VI 特別利益										
1 貸倒引当金戻入益		257			238			—		
2 固定資産売却益	※2	756			20			769		
3 連結子会社持分変動損益		4,786			—			4,786		
4 清算配当金		—			28,910			—		
5 その他	※3	22,191	27,992	0.1	—	29,168	0.1	42,195	47,752	0.1
VII 特別損失										
1 固定資産売却損	※4	—			118			321		
2 固定資産除却損	※5	10,719			68,426			41,622		
3 投資有価証券評価損		30,087			29,551			40,904		
4 連結調整勘定償却費		—			984,868			—		
5 その他		—	40,806	0.2	62,389	1,145,354	4.2	195	83,044	0.2
税金等調整前中間(当期)純利益又は中間純損失(△)			507,194	1.9		△2,119,129	△7.7		989,248	1.8
法人税、住民税及び事業税		292,298			263,272			444,690		
法人税等調整額		299,362	591,660	2.2	160,290	423,563	1.5	1,027,979	1,472,670	2.7
少数株主利益又は損失(△)			43,146	0.2		△324,086	△1.1		△452,093	△0.8
中間(当期)純損失			127,612	△0.5		2,218,606	△8.1		31,328	△0.1

③ 中間連結剰余金計算書

区分	注記番号	前中間連結会計期間 (自 平成17年1月1日 至 平成17年6月30日) 金額(千円)		前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)	
(資本剰余金の部)					
Ⅰ 資本剰余金期首残高			5,461,082		5,461,082
Ⅱ 資本剰余金増加高					
1 新株予約権の行使による増加高		779,233		1,634,836	
2 株式交換による増加高		30,989	810,223	30,989	1,665,825
Ⅲ 資本剰余金中間期末(期末)残高			6,271,305		7,126,908
(利益剰余金の部)					
Ⅰ 利益剰余金期首残高			△981,166		△981,166
Ⅱ 利益剰余金増加高					
1 連結除外に伴う利益剰余金増加高		—		355	355
Ⅲ 利益剰余金減少高					
1 配当金		79,190		79,190	
2 中間(当期)純損失		127,612	206,803	31,328	110,518
Ⅳ 利益剰余金中間期末(期末)残高			△1,187,969		△1,091,329

④ 中間連結株主資本等変動計算書

当中間連結会計期間(自　平成18年１月１日　至　平成18年６月30日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成17年12月31日残高(千円)	4,996,366	7,126,908	△1,091,329	△11,466	11,020,479
中間連結会計期間中の変動額					
新株予約権の行使	1,162,912	1,162,799	—	—	2,325,711
中間純利益又は純損失(△)	—	—	△2,218,606	—	△2,218,606
自己株式の取得	—	—	—	△268	△268
中間連結会計期間中の変動額合計(千円)	1,162,912	1,162,799	△2,218,606	△268	106,836
平成18年６月30日残高(千円)	6,159,279	8,289,707	△3,309,935	△11,735	11,127,315

	評価・換算差額等				新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計			
平成17年12月31日残高(千円)	47,312	—	△123,982	△76,670	—	292,047	11,235,856
中間連結会計期間中の変動額							
新株予約権の行使	—	—	—	—	—	—	2,325,711
中間純利益又は純損失(△)	—	—	—	—	—	—	△2,218,606
自己株式の取得	—	—	—	—	—	—	△268
株主資本以外の項目の中間連結会計期間中の変動額(純額)	△15,397	△7,535	△4,641	△27,574	111,045	△292,047	△208,576
中間連結会計期間中の変動額合計(千円)	△15,397	△7,535	△4,641	△27,574	111,045	△292,047	△101,740
平成18年６月30日残高(千円)	31,915	△7,535	△128,624	△104,244	111,045	—	11,134,116

⑤ 中間連結キャッシュ・フロー計算書

区分	注記番号	前中間連結会計期間 (自 平成17年1月1日 至 平成17年6月30日) 金額(千円)	当中間連結会計期間 (自 平成18年1月1日 至 平成18年6月30日) 金額(千円)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成17年1月1日 至 平成17年12月31日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間純利益又は中間(当期)純損失(△)		507,194	△2,119,129	989,248
2 減価償却費		868,894	945,283	1,690,334
3 連結調整勘定償却額		55,455	1,030,838	101,171
4 貸倒引当金の増加額又は減少額(△)		△ 12,332	△170,840	△80,679
5 賞与引当金の増加額又は減少額(△)		260,856	61,541	149,233
6 退職給付引当金の増加額又は減少額(△)		△ 2,995	21,555	△159
7 受取利息及び受取配当金		△ 13,532	△25,531	△30,964
8 支払利息		184,212	179,196	351,440
9 為替差益(△)又は為替差損		△ 358,195	261,984	△1,000,336
10 為替予約評価損益		△ 55,342	32,871	3,819
11 金利スワップ評価益(△)		△ 16,312	—	25,972
12 投資有価証券評価損		30,087	29,551	40,904
13 有形固定資産売却損益		△ 756	98	△447
14 有形固定資産除却損		10,719	68,426	41,622
15 持分法による投資損益		—	20,988	—
16 匿名組合出資利益		△ 22,191	—	△42,195
17 売上債権の増加額(△)又は減少額		△ 500,847	△2,149,703	△436,512
18 たな卸資産の増加額(△)又は減少額		418,697	886,476	△253,859
19 仕入債務の増加額又は減少額(△)		△ 43,333	△654,641	△849,015
20 その他		△118,479	1,381,969	△990,125
小計		1,191,796	△199,065	△290,550
21 利息及び配当金の受取額		13,532	25,531	30,964
22 利息の支払額		△ 178,798	△208,104	△347,739
23 法人税等の支払額		△ 294,444	△352,992	△885,815
営業活動によるキャッシュ・フロー		732,085	△734,630	△1,493,141
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△ 279,382	△659,022	△650,942
2 有形固定資産の売却による収入		9,968	10,800	169,918
3 無形固定資産の取得による支出		△ 140,848	△219,116	△278,837
4 投資有価証券の取得による支出		△ 536	△38,905	△302,475

		前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度の要約 連結キャッシュ・ フロー計算書 (自　平成17年1月1日 至　平成17年12月31日)
区分	注記 番号	金額(千円)	金額(千円)	金額(千円)
5　定期預金の純増加額 (△)又は純減少額		46,548	△66,847	―
6　貸付けによる支出		△ 34,809	―	△2,073
7　貸付金の回収による収入		27,612	3,833	27,612
8　その他		△ 34,444	△75,180	150,686
投資活動による キャッシュ・フロー		△ 405,891	△1,044,439	△886,110
Ⅲ　財務活動によるキャッシュ・フロー				
1　短期借入金の純増加額又 は純減少額(△)		△ 2,225,388	△1,194,016	52,239
2　長期借入れによる収入		3,445,000	152,979	4,445,000
3　長期借入金の返済による支出		△ 3,087,074	△2,299,314	△6,026,366
4　社債の発行による収入		1,500,000	5,000,000	2,300,000
5　社債の償還による支出		―	△134,000	―
6　株式の発行による収入		55,543	1,225,711	1,775,592
7　新株予約権の発行による収入		―	65,000	―
8　少数株主への株式の発行 による収入		10,568	―	10,568
9　自己株式の取得による支出		△ 373	△268	△2,457
10　配当金の支払額		△ 79,190	―	△79,190
11　その他		―	―	△254
財務活動による キャッシュ・フロー		△ 380,914	2,816,090	2,475,131
Ⅳ　現金及び現金同等物に係る 換算差額		168,236	△107,013	80,672
Ⅴ　現金及び現金同等物の 増加額又は減少額(△)		113,515	930,007	176,552
Ⅵ　現金及び現金同等物の期首残高		3,565,605	3,775,449	3,565,605
Ⅶ　株式交換による現金及び 現金同等物の増加額		49,141	―	49,141
Ⅷ　連結除外による現金 及び現金同等物の減少額		―	―	△15,850
Ⅸ　現金及び現金同等物の 中間期末(期末)残高		3,728,263	4,705,456	3,775,449

中間連結財務諸表作成のための基本となる重要な事項

項目	前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)
1　連結の範囲に関する事項	(1) 連結子会社の数 44社 主要な連結子会社名 株式会社コレガ、Allied Telesyn International (Asia)Pte.Ltd.、Allied Telesyn Inc.、Allied Telesyn Research Ltd.、Allied Telesis International SA 当中間連結会計期間中に新規設立されたAllied Telesyn Capital Inc.を当中間連結会計期間より連結の範囲に含めております。また、ルート株式会社は平成17年5月27日の株式交換に伴い当中間連結会計期間より連結子会社となりました。なお、みなし取得日を当中間連結会計期間末としているため、当中間連結会計期間は中間貸借対照表のみを連結しております。 なお、非連結子会社はありません。	(1) 連結子会社の数 42社 主要な連結子会社名 株式会社コレガ、Allied Telesyn International (Asia) Pte. Ltd.、Allied Telesis Inc.、Allied Telesis Labs Ltd.、Allied Telesis International SA アライドテレシスアールアンドディセンター山梨株式会社は平成18年5月31日の清算結了により連結の範囲から除外しております。なお、非連結子会社はありません。	(1) 連結子会社の数 43社 主要な連結子会社名 株式会社コレガ、Allied Telesyn International (Asia) Pte. Ltd.、Allied Telesyn Inc.、Allied Telesyn Research Ltd.、Allied Telesis International SA 当連結会計年度に新規設立されたAllied Telesyn Capital Inc.及び平成17年5月27日の株式交換により連結子会社となりましたルート株式会社を当連結会計年度より連結の範囲に含めております。また、Allied Widuri SDN.BHD.は所有株式の一部を売却したことにより持分比率が低下したため連結の範囲から除外しております。なお、非連結子会社はありません。
2　持分法の適用に関する事項	該当事項はありません。	(1)持分法適用関連会社の数 1社 持分法適用関連会社名 アイビーシー株式会社 平成18年2月6日の株式取得により持分法適用関連会社となりましたアイビーシー株式会社を当中間連結会計期間より持分法の適用の範囲に含めております。	該当事項はありません。
3　連結子会社及び持分法適用関連会社の中間決算日(決算日)等に関する事項	連結子会社のうちルート株式会社の中間決算日は9月30日であります。中間連結財務諸表の作成にあたり、中間連結決算日現在で実施した仮決算に基づく中間財務諸表を使用しております。	持分法適用関連会社のアイビーシー株式会社の決算日は9月30日であります。中間連結財務諸表の作成にあたり、中間連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。	
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 中間連結決算日の市場価格に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 移動平均法による原価法によっております。	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 移動平均法による原価法によっております。

項目	前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)
	② デリバティブ 時価法によっております。 ③ たな卸資産 当社及び国内連結子会社は、主として総平均法による原価法により、海外連結子会社は主として先入先出法による低価法によっております。	② デリバティブ 同左 ③ たな卸資産 同左	② デリバティブ 同左 ③ たな卸資産 同左
	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は、定率法(ただし、平成10年4月1日以降取得した建物(建物付属設備は除く)については、定額法)により、海外連結子会社は、定額法によっております。 主な耐用年数 建物及び構築物 (3年～39年) 車両運搬具(5～6年) 工具器具及び備品 (3年～20年) ② 無形固定資産 自社利用のソフトウェアは、社内における利用可能期間(3年又は5年)に基づく定額法によっております。 販売用ソフトウェアは、社内における見込み利用額期間(3年)に基づく定額法によっております。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左
	(3) 重要な繰延資産の処理方法 社債発行費は、発生時に全額を費用処理しております。	(3) 重要な繰延資産の処理方法 ①社債発行費 発生時に全額を費用処理しております。 ②新株発行費 発生時に全額を費用処理しております。	(3) 重要な繰延資産の処理方法 同左
	(4) 重要な引当金の計上基準 ① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 ② 賞与引当金 従業員に対して支給する賞与に備えるため当中間連結会計期間に負担すべき支給見込額を計上しております。	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 同左	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 従業員に対して支給する賞与に備えるため当連結会計期間に負担すべき支給見込額を計上しております。

項目	前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)
	③　退職給付引当金 従業員の退職給付に備えるため、当中間連結会計期間末における退職給付債務の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数(8年)による按分額をそれぞれ発生の翌期より費用処理しております。	③　退職給付引当金 同左	③　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計期間末において発生していると認められる額を計上しております。数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数(8年)による按分額をそれぞれ発生の翌期より費用処理しております。
	(5) 中間連結財務諸表の作成の基礎となった連結会社の中間財務諸表の作成に当たって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、中間連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(5) 中間連結財務諸表の作成の基礎となった連結会社の中間財務諸表の作成に当たって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 同左	(5) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成に当たって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。
	(6) 重要なリース取引の処理方法 当社及び国内連結子会社は、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、海外連結子会社については、主として通常の売買取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左	(6) 重要なリース取引の処理方法 同左

項目	前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)
	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 繰延ヘッジ処理を採用しております。又、金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ② ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ 為替予約取引 ヘッジ対象 借入金の利息 外貨建金銭債務 ③ ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。 ④ ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ. 金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ. 金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ. 長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ. 長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ. 金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては中間決算日における有効性の評価を省略しております。	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左 ④ ヘッジの有効性評価の方法 同左	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左 ④ ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ. 金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ. 金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ. 長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ. 長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ. 金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。

項目	前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)
	(8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 税抜き方式によっております。 ②　匿名組合契約による持分の会計処理 当社の出資に係る匿名組合（レバレッジドリース）の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金額を超える場合はその超過額を流動負債の未払金に計上する処理を採用しております。 ③　連結納税制度の適用 当中間連結会計期間より連結納税制度を適用しております。	(8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ―――――― ③ 連結納税制度の適用 連結納税制度を適用しております。	(8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ②　匿名組合契約による持分の会計処理 当社の出資にかかる匿名組合（レバレッジドリース）の持分を適正に評価するために、当社の負担すべき投資損失累計額を出資金から直接控除し、出資金を超える場合はその超過額を流動負債の未払金に計上する処理を採用しております。なお、同組合は平成17年8月31日をもって終了しております ③ 連結納税制度の適用 当連結会計年度から連結納税制度を適用しております。
5　中間連結キャッシュ・フロー計算書(連結キャッシュ・フロー計算書)における資金の範囲	中間連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3カ月以内に満期日又は償還日の到来する短期投資からなっております。	同左	連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3カ月以内に満期日又は償還日の到来する短期投資からなっております。

追加情報

前中間連結会計期間 (自　平成17年1月1日 至　平成17年6月30日)	当中間連結会計期間 (自　平成18年1月1日 至　平成18年6月30日)	前連結会計年度 (自　平成17年1月1日 至　平成17年12月31日)
(連結納税制度) 当社は、平成17年度から連結納税制度の適用を受けることにつき、国税庁長官の承認を受けました。また、当連結会計年度より「連結納税制度を適用するばあいの税効果会計に関する当面の取扱い(その1)」(実務対応報告第5号)及び「連結納税制度を適用する場合の税効果会計に関する当面の取扱い(その2)」(実務対応報告7号)に基づき、連結納税制度の適用を前提とした会計処理及び表示をしております。	──────	(連結納税制度) 当連結会計年度から連結納税制度を適用しております。
(外形標準課税) 実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示方法についての実務上の取扱い」(企業会計基準委員会平成16年2月13日)が公表されたことに伴い、当中間連結会計期間より、同実務対応報告に基づき、法人事業税の付加価値割及び資本割29,011千円を販売費及び一般管理費として処理しております。	──────	(外形標準課税) 「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後に開始する事業年度より外形標準課税制度が導入されたことに伴い、当連結会計年度から「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(平成16年2月13日　企業会計基準委員会　実務報告第12号)に従い法人事業税の付加価値割及び資本割については、販売費及び一般管理費に計上しております。この結果、販売費及び一般管理費が65,032千円増加し、営業利益、経常利益及び税金等調整前当期純利益が、それぞれ65,032千円減少しております。

会計処理の変更

前中間連結会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間連結会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）
―――――	（固定資産の減損に係る会計基準） 　当中間連結会計期間より、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。なお、これによる損益に与える影響はありません。 （役員賞与に関する会計基準） 　当中間連結会計期間より、役員賞与に関する会計基準（「役員賞与に関する会計基準」（企業会計基準委員会平成17年11月29日　企業会計基準第4号））を適用しております。 　なお、これによる損益に与える影響はありません。 （貸借対照表の純資産の部の表示に関する会計基準） 　当中間連結会計期間より、貸借対照表の純資産の部の表示に関する会計基準（「貸借対照表の純資産の分の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月9日　企業会計基準適用指針第8号））を適用しております。なお、従来の「資本の部」の合計に相当する金額は11,030,606千円であります。 　中間連結財務諸表規則の改定により、当中間連結会計期間における中間連結財務諸表は、改定後の中間連結財務諸表規則により作成しています。	―――――

前中間連結会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間連結会計期間 (自　平成18年１月１日 至　平成18年６月30日)	前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)
	(ストック・オプション等に関する会計基準等) 当中間連結会計期間より、「ストック・オプション等に関する会計基準等」(企業会計基準委員会　平成17年12月27日　企業会計基準第8号)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第11号)を適用しております。これにより、株式報酬費用4,026千円が費用として計上され、営業損失、経常損失及び税金等調整前中間純損失が4,026千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。 (株式に基づく報酬の会計処理) 米国においては、ストック・オプション等の株式を基礎とした報酬は、会計原則審議会(APB)意見書第25号及びSFAS第123号「株式を基礎とした報酬の会計処理」(SFAS第148号「株式を基礎とした報酬の会計処理-移行及び開示」による改定後)に基づいて会計処理しておりました。SFAS第123号に基づく公正価値基準法では、報酬コストを報奨価値に基づいて付与日に測定し、勤務期間にわたって認識します。平成16年12月に米国財務会計基準審議会(FASB)は、改訂SFAS第123号「株式を基礎とした報酬の会計処理」を公表しております。これはSFAS第123号に代わるものであり、APB意見書第25号に優先します。全株式報酬取引に係るコストの財務諸表への認識を要求する同基準書は、公正価値を測定対象として確立し、株式報酬取引の会計処理に際して公正価値に基づく測定方法を適用することを事業体に要求しています。当該基準書は、平成18年1月1日以降に開始する会計期間より適用となり、当社グループは当中間連結会計期間より適用しております。これにより、株式報酬費用36,914千円が費用として計上され、営業損失、経常損失及び税均等調整前中間純損失が36,914千円増加しております。なお、セグメントに与える影響は、当該箇所に記載しております。	

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成17年６月30日）	当中間連結会計期間末 （平成18年６月30日）	前連結会計年度末 （平成17年12月31日）
※１　有形固定資産の減価償却累計額 5,423,967千円	※１　有形固定資産の減価償却累計額 6,312,067千円	※１　有形固定資産の減価償却累計額 6,108,826千円
――――	――――	※２　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　35,481千円 支払手形　1,276千円
※３　担保に供している資産 次の資産を担保に供しております。 科目 預金　89,803千円 計　89,803千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金　414,930千円 計　414,930千円 （内、貸出コミットメントライン　329,094千円）	――――	※３　担保に供している資産 次の資産を担保に供しております。 科目 預金　53,131千円 計　53,131千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金　292,223千円 （貸出コミットメントライン） 計　292,223千円
※４　貸出コミットメントライン契約 連結子会社Allied Telesis International SAにおいては、運転資金の効率的な調達を行うため取引銀行CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当中間連結会計期間における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　331,860千円 貸出実行残高　329,094千円 差引額　2,765千円	※４　貸出コミットメントライン契約 連結子会社Allied Telesis International SAにおいては、運転資金の効率的な調達を行うため取引銀行CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当中間連結会計期間における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　230,480千円 貸出実行残高　227,599千円 差引額　2,881千円	※４　貸出コミットメントライン契約 連結子会社Allied Telesis International SAにおいては、運転資金の効率的な調達を行うため取引銀行CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　295,175千円 貸出実行残高　292,223千円 差引額　2,951千円

(中間連結損益計算書関係)

前中間連結会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間連結会計期間 (自　平成18年１月１日 至　平成18年６月30日)	前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)
※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　3,578,994千円 研究開発費　3,003,918千円	※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　3,766,670千円 研究開発費　3,254,438千円	※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　7,113,508千円 研究開発費　6,266,119千円
※２　固定資産売却益の内訳は次のとおりです。 機械装置及び運搬具　39千円 工具器具及び備品　262千円 ソフトウェア　455千円 計　756千円	※２　固定資産売却益の内訳は次のとおりです。 工具器具及び備品　20千円	※２　固定資産売却益の内訳は次のとおりです。 機械装置及び運搬具　39千円 工具器具及び備品　292千円 ソフトウェア　437千円 計　769千円
※３　特別利益 その他の内訳は次のとおりです。 匿名組合出資利益　22,191千円 計　22,191千円	―――――	※３　特別利益 その他の内訳は次のとおりです。 匿名組合出資利益　42,195千円 計　42,195千円
―――――	※４　固定資産売却損の内訳は次のとおりです。 工具器具及び備品　118千円	※４　固定資産売却損の内訳は次のとおりです。 工具器具及び備品　321千円
※５　固定資産除却損の内訳は次のとおりです。 建物及び構築物　4,747千円 機械装置及び運搬具　232千円 工具器具及び備品　5,738千円 計　10,719千円	※５　固定資産除却損の内訳は次のとおりです。 建物及び構築物　54,031千円 機械装置及び運搬具　347千円 ソフトウェア　4,634千円 工具器具及び備品　9,412千円 計　68,426千円	※５　固定資産除却損の内訳は次のとおりです。 建物及び構築物　7,110千円 車両運搬費　400千円 機械装置及び運搬具　32千円 ソフトウェア　73千円 工具器具及び備品　34,005千円 計　41,622千円

（中間連結株主資本等変動計算書関係）

当中間連結会計期間（自　平成18年１月１日　至　平成18年６月30日）

１．発行済株式数に関する事項

（単位：株）

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式	85,596,122	6,798,808	－	92,394,930

（変動事由の概要）

普通株式の増加数の内訳は、ストックオプションの行使による増加 210,800株、新株予約権（第三者割当）の行使による増加 4,200,000株、転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加 2,388,008株であります。

２．自己株式に関する事項

（単位：株）

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式	52,541	457	－	52,998

（変動事由の概要）

自己株式の増加は、単元未満株式の買取請求によるものであります。

３．新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当中間連結会計期間末残高（千円）
			前連結会計年度末	増加	減少	当中間連結会計期間末	
提出会社	平成10年１月新株引受権	普通株式	8,000	－	－	8,000	－
	平成11年３月新株引受権(注)１	普通株式	42,000	－	500	41,500	－
	平成11年12月新株引受権(注)２	普通株式	79,800	－	500	79,300	－
	平成12年３月新株引受権(注)３	普通株式	93,100	－	4,700	88,400	－
	平成14年３月新株引受権	普通株式	28,000	－	－	28,000	－
	第１回新株予約権(注)４	普通株式	197,000	－	6,100	190,900	－
	第２回新株予約権(注)５	普通株式	51,000	－	2,500	48,500	－
	第３回新株予約権	普通株式	53,500	－	200	53,300	－
	第４回新株予約権(注)６	普通株式	1,279,000	－	113,000	1,166,000	－
	第５回新株予約権(注)７	普通株式	813,000	－	159,000	654,000	－
	第６回新株予約権(注)８	普通株式	720,000	－	38,000	682,000	－
	第７回新株予約権(注)９	普通株式	727,000	－	57,000	670,000	－
	第８回新株予約権	普通株式	500,000	－	－	500,000	－
	第10回新株予約権(第三者割当)(注)10	普通株式	－	6,500,000	－	6,500,000	65,000
	第11回新株予約権(注)11	普通株式	－	2,000,000	－	2,000,000	－
	第12回新株予約権(第三者割当)(注)12	普通株式	－	10,000,000	4,200,000	5,800,000	5,104
	第13回新株予約権(注)13	普通株式	－	770,000	－	770,000	4,026
小計			4,591,400	19,270,000	4,581,500	19,279,900	74,130
子会社	1988年ストック・オプション	普通株式	－	－	－	－	6,502
	1998年ストック・オプション	普通株式	－	－	－	－	30,412
小計			－	－	－	－	36,914
合計			4,591,400	19,270,000	4,581,500	19,279,900	111,045

（注）１．平成11年３月新株引受権の減少は、新株引受権の権利行使によるものであります。
２．平成11年12月新株引受権の減少は、新株引受権の失効によるものであります。
３．平成12年３月新株引受権の減少は、新株引受権の権利行使および失効によるものであります。
４．第１回新株予約権の減少は、新株予約権の権利行使および失効によるものであります。
５．第２回新株予約権の減少は、新株予約権の失効によるものであります。
６．第４回新株予約権の減少は、新株予約権の権利行使によるものであります。
７．第５回新株予約権の減少は、新株予約権の権利行使および失効によるものであります。
８．第６回新株予約権の減少は、新株予約権の権利行使および失効によるものであります。
９．第７回新株予約権の減少は、新株予約権の権利行使および失効によるものであります。
10．第10回新株予約権の増加は、新株予約権の発行によるものであります。
11．第11回新株予約権の増加は、新株予約権の発行によるものであります。当該新株予約権は、権利行使期間の初日が到来しておりません。
12．第12回新株予約権の増加および減少は、新株予約権の発行および権利行使によるものであります。
13．第13回新株予約権の増加は、新株予約権の発行によるものであります。当該新株予約権は、権利行使期間の初日が到来しておりません。
14．目的となる株式の数は、権利行使可能数を記載しております。

４．配当に関する事項

該当事項はありません。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間連結会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）
1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係（平成17年６月30日） 現金及び預金勘定　3,789,729千円 預入期間が３ヵ月を超える定期預金　61,466千円 現金及び現金同等物　3,728,263千円	1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係（平成18年６月30日） 現金及び預金勘定　4,847,171千円 預入期間が３ヵ月を超える定期預金　141,714千円 現金及び現金同等物　4,705,456千円	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係（平成17年12月31日） 現金及び預金勘定　3,850,315千円 預入期間が３ヵ月を超える定期預金　74,866千円 現金及び現金同等物　3,775,449千円
2　株式交換により新たに連結子会社となった会社の資産及び負債の主な内訳 流動資産　138,621千円 固定資産　46,295千円 資産合計　184,917千円 流動負債　103,935千円 固定負債　57,020千円 負債合計　160,955千円	―	2　株式交換により新たに連結子会社となった会社の資産及び負債の主な内訳 流動資産　138,621千円 固定資産　46,295千円 資産合計　184,917千円 流動負債　103,935千円 固定負債　57,020千円 負債合計　160,955千円
―	―	3　株式の売却により連結子会社でなくなった会社の資産及び負債の主な内訳　当連結会計年度に株式の売却により連結子会社でなくなったAllied Widuri SDN.BDN.の資産及び負債の主な内容は次のとおりです。 流動資産　48,510千円 固定資産　124千円 資産合計　48,635千円 流動負債　46,889千円 負債合計　46,889千円
4　重要な非資金取引の内容 株式交換による資本剰余金増加高　30,989千円 転換社債の転換による資本金増加高　750,000千円 転換社債の転換による資本剰余金増加高　750,000千円 転換による転換社債減少額　1,500,000千円	4　重要な非資金取引の内容 転換社債の転換による資本金増加高　550,000千円 転換社債の転換による資本剰余金増加高　550,000千円 転換による転換社債減少額　1,100,000千円	4　重要な非資金取引の内容 株式交換による資本剰余金増加高　30,989千円 転換社債の転換による資本金増加高　750,000千円 転換社債の転換による資本剰余金増加高　750,000千円 転換による転換社債減少額　1,500,000千円

セグメント情報

1　事業の種類別セグメント情報

前中間連結会計期間(自　平成17年1月1日　至　平成17年6月30日)、当中間連結会計期間(自　平成18年1月1日　至　平成18年6月30日)及び前連結会計年度(自　平成17年1月1日　至　平成17年12月31日)において、当社及び連結子会社は、情報通信・ネットワーク事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

2　所在地別セグメント情報

前中間連結会計期間(自平成17年1月1日　至平成17年6月30日)

	日本(千円)	欧米(千円)	アジア オセアニア(千円)	計(千円)	消去又は全社 (千円)	連結(千円)
売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	16,126,104	9,761,590	1,028,102	26,915,797	―	26,915,797
(2) セグメント間の内部売上又は振替高	172,231	176,516	7,545,874	7,894,623	(7,894,623)	―
計	16,298,335	9,938,107	8,573,977	34,810,420	(7,894,623)	26,915,797
営業費用	15,789,328	9,686,044	8,848,319	34,323,693	(7,742,856)	26,580,836
営業利益(損失)	509,006	252,062	(274,341)	486,727	(151,766)	334,961

(注) 1　国又は地域の区分は、地理的近接度によっております。
　　2　本邦以外の区分に属する主な国又は地域
　　　(1) 欧米　　アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア
　　　(2) アジア・オセアニア　　シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

当中間連結会計期間(自平成18年1月1日　至平成18年6月30日)

	日本(千円)	欧米(千円)	アジア オセアニア(千円)	計(千円)	消去又は全社 (千円)	連結(千円)
売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	15,567,295	10,599,855	1,341,420	27,508,572	―	27,508,572
(2) セグメント間の内部売上又は振替高	808,393	266,398	8,659,289	9,734,082	(9,734,082)	―
計	16,375,689	10,866,254	10,000,710	37,242,654	(9,734,082)	27,508,572
営業費用	16,296,485	11,822,652	9,795,984	37,915,122	(9,799,692)	28,115,430
営業利益(損失)	79,203	(956,398)	204,726	(672,468)	65,610	(606,857)

(注) 1　国又は地域の区分は、地理的近接度によっております。
　　2　本邦以外の区分に属する主な国又は地域
　　　(1) 欧米　　アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア
　　　(2) アジア・オセアニア　　シンガポール、中国、オーストラリア、ニュージーランド、大韓民国
　　3　(会計処理の変更) に記載のとおり、当中間連結会計期間より、「ストック・オプション等に関する会計基準等」(企業会計基準委員会　平成17年12月27日　企業会計基準第8号) 及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第11号) を適用しております。これにより、「日本」において株式報酬費用4,026千円が費用として計上され、営業利益が4,026千円減少しております。また、米国においては、「株式を基礎とした報酬の会計処理」(米国財務会計基準審議会 (FASB) 平成16年12月 改訂SFAS第123号) を適用しております。これにより、「欧米」において株式報酬費用36,914千円が費用として計上され、営業損失が36,914千円増加しております。

前連結会計年度(自平成17年1月1日 至平成17年12月31日)

	日本(千円)	欧米(千円)	アジア オセアニア(千円)	計(千円)	消去又は全社(千円)	連結(千円)
売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	31,985,040	20,028,247	2,541,604	54,554,893	—	54,554,893
(2) セグメント間の内部売上又は振替高	473,455	449,460	16,475,217	17,398,133	(17,398,133)	—
計	32,458,495	20,477,708	19,016,822	71,953,026	(17,398,133)	54,554,893
営業費用	31,702,527	21,199,099	19,064,523	71,966,150	(17,423,312)	54,542,838
営業利益又は営業損失(△)	755,968	△721,391	△47,700	△13,123	25,178	12,054

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 本邦以外の区分に属する主な国又は地域
(1) 欧米　アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア
(2) アジア・オセアニア　シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

3 海外売上高

前中間連結会計期間(自平成17年1月1日 至平成17年6月30日)

	北米	欧州	アジア オセアニア	計
Ⅰ 海外売上高(千円)	3,668,033	6,093,557	1,028,102	10,789,693
Ⅱ 連結売上高(千円)	—	—	—	26,915,797
Ⅲ 連結売上高に占める海外売上高の割合(%)	13.6	22.6	3.8	40.1

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 本邦以外の区分に属する主な国又は地域
(1) 北米　アメリカ、カナダ
(2) 欧州　イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア　シンガポール、中国、オーストラリア、ニュージーランド、大韓民国
3 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

当中間連結会計期間(自平成18年1月1日 至平成18年6月30日)

	北米	欧州	アジア オセアニア	計
Ⅰ 海外売上高(千円)	4,441,531	6,158,323	1,341,420	11,941,276
Ⅱ 連結売上高(千円)	—	—	—	27,508,572
Ⅲ 連結売上高に占める海外売上高の割合(%)	16.1	22.4	4.9	43.4

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 本邦以外の区分に属する主な国又は地域
(1) 北米　アメリカ、カナダ
(2) 欧州　イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア　シンガポール、中国、オーストラリア、ニュージーランド、大韓民国
3 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

前連結会計年度(自平成17年1月1日 至平成17年12月31日)

	北米	欧州	アジア オセアニア	計
Ⅰ 海外売上高(千円)	8,436,936	11,591,311	2,541,604	22,569,853
Ⅱ 連結売上高(千円)	—	—	—	54,554,893
Ⅲ 連結売上高に占める海外売上高の割合(%)	15.5	21.2	4.7	41.4

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 本邦以外の区分に属する主な国又は地域
(1) 北米　アメリカ、カナダ
(2) 欧州　イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア　シンガポール、中国、オーストラリア、ニュージーランド、大韓民国
3 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

リース取引関係

前中間連結会計期間
(自　平成17年1月1日
至　平成17年6月30日)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	無形固定資産その他	合計
取得価額相当額	248,906千円	90,254千円	339,161千円
減価償却累計額相当額	136,676千円	76,893千円	213,570千円
中間期末残高相当額	112,229千円	13,361千円	125,591千円

②　未経過リース料中間期末残高相当額

1年内	52,497千円
1年超	76,656千円
合計	129,153千円

③　支払リース料、減価償却費相当額および支払利息相当額

支払リース料	30,680千円
減価償却費相当額	26,891千円
支払利息相当額	246千円

④　減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

⑤　利息相当額の算定方法
リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分については利息法によっております。

2　オペレーティング・リース取引
未経過リース料

1年内	234,405千円
1年超	1,006,014千円
合計	1,240,419千円

当中間連結会計期間
(自　平成18年1月1日
至　平成18年6月30日)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	無形固定資産その他	合計
取得価額相当額	125,517千円	27,055千円	152,572千円
減価償却累計額相当額	61,269千円	23,327千円	84,597千円
中間期末残高相当額	64,247千円	3,727千円	67,975千円

②　未経過リース料中間期末残高相当額

1年内	43,298千円
1年超	25,877千円
合計	69,175千円

③　支払リース料、減価償却費相当額および支払利息相当額

支払リース料	21,391千円
減価償却費相当額	20,439千円
支払利息相当額	954千円

④　減価償却費相当額の算定方法
同左

⑤　利息相当額の算定方法
同左

2　オペレーティング・リース取引
未経過リース料

1年内	269,839千円
1年超	882,880千円
合計	1,152,719千円

前連結会計年度
(自　平成17年1月1日
至　平成17年12月31日)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	無形固定資産その他	合計
取得価額相当額	228,361千円	90,254千円	318,616千円
減価償却累計額相当額	143,895千円	82,625千円	226,520千円
期末残高相当額	84,466千円	7,629千円	92,095千円

②　未経過リース料期末残高相当額

1年内	39,477千円
1年超	53,752千円
合計	93,229千円

③　支払リース料、減価償却費相当額および支払利息相当額

支払リース料	54,689千円
減価償却費相当額	52,406千円
支払利息相当額	2,310千円

④　減価償却費相当額の算定方法
同左

⑤　利息相当額の算定方法
同左

2　オペレーティング・リース取引
未経過リース料

1年内	315,504千円
1年超	1,063,398千円
合計	1,378,902千円

有価証券関係

（前中間連結会計期間）

1　時価のある有価証券

区分	前中間連結会計期間末 (平成17年6月30日現在)		
その他有価証券	取得原価(千円)	中間連結貸借対照表 計上額(千円)	差額(千円)
①　株式	7,514	11,615	4,101
②　債券	―	―	―
③　その他	―	―	―
計	7,514	11,615	4,101

2　時価評価されていない主な有価証券

区分	前中間連結会計期間末 (平成17年6月30日現在)
その他有価証券	中間連結貸借対照表計上額(千円)
①　非上場株式(店頭売買株式を除く)	328,072
②　転換社債	176,992
計	505,064

（注）　当中間連結会計期間において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式30,087千円であります。

（当中間連結会計期間）

1　時価のある有価証券

区分	当中間連結会計期間末 (平成18年6月30日現在)		
その他有価証券	取得原価(千円)	中間連結貸借対照表 計上額(千円)	差額(千円)
①　株式	8,873	12,953	4,080
②　債券	―	―	―
③　その他	―	―	―
計	8,873	12,953	4,080

2　時価評価されていない主な有価証券

区分	当中間連結会計期間末 (平成18年6月30日現在)
その他有価証券	中間連結貸借対照表計上額(千円)
①　非上場株式(店頭売買株式を除く)	575,509
②　転換社債	259,312
計	834,822

（注）　当中間連結会計期間において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式29,551千円であります。

（前連結会計年度）

1　時価のある有価証券

区分	前連結会計期間末 (平成17年12月31日現在)		
その他有価証券	取得原価(千円)	連結貸借対照表 計上額(千円)	差額(千円)
①　株式	8,219	16,419	8,199
②　債券	―	―	―
③　その他	―	―	―
計	8,219	16,419	8,199

2　時価評価されていない主な有価証券

区分	前連結会計期間末 (平成17年12月31日現在)
その他有価証券	連結貸借対照表計上額(千円)
①　非上場株式(店頭売買株式を除く)	620,588
②　転換社債	227,284
計	847,873

（注）　前連結会計期間において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式40,904千円であります。

デリバティブ取引関係

（前中間連結会計期間）

デリバティブ取引の契約額等、時価及び評価損益

1　通貨関連

区分	種類	前中間連結会計期間末 （平成17年6月30日現在）			
		契約額等（千円）	契約額等のうち1年超（千円）	時価（千円）	評価損益（千円）
市場取引以外の取引	為替予約取引				
	買建				
	米ドル	649,290	—	678,528	29,238
	ニュージーランドドル	35,000	—	38,554	3,554
合計		684,290	—	717,083	32,793

（注）1　時価の算定方法

為替予約取引・・・先物相場により算定しております。

2　上記の為替予約取引の買建は、輸入取引に係わる支払に備える為のものであります。

3　ヘッジ会計を適用しているものについては、開示の対象から除いております。

2　金利関連

区分	種類	前中間連結会計期間末 （平成17年6月30日現在）			
		契約額等（千円）	契約額等のうち1年超（千円）	時価（千円）	評価損益（千円）
市場取引以外の取引	金利スワップ取引				
	受取変動・支払固定	1,000,000	1,000,000	△9,659	△9,659
合計		1,000,000	1,000,000	△9,659	△9,659

（注）1　期末の時価については、

取引銀行から提示された価格によっております。

2　ヘッジ会計が適用されているものについては、開示の対象から除いております。

3　金利スワップ取引における契約額等は、取引銀行との実際の交換金額を表す数字ではありません。

（当中間連結会計期間）

デリバティブ取引の契約額等、時価及び評価損益

1　通貨関連

区分	種類	当中間連結会計期間末 （平成18年6月30日現在）			
		契約額等（千円）	契約額等のうち1年超（千円）	時価（千円）	評価損益（千円）
市場取引以外の取引	為替予約取引				
	買建				
	米ドル	672,559	—	677,887	5,327
	ニュージーランドドル	37,220	—	34,803	△2,416
	売建				
	米ドル	692,460	—	695,361	2,901
合計		1,402,239	—	1,408,052	5,813

（注）1　時価の算定方法

為替予約取引・・・先物相場により算定しております。

2　上記の為替予約取引の買建は、輸入取引に係わる支払に備える為のものであります。

3　ヘッジ会計を適用しているものについては、開示の対象から除いております。

2　金利関連

該当事項はありません。

（前連結会計年度）

デリバティブ取引の契約額等、時価及び評価損益

1　通貨関連

区分	種類	前連結会計年度（平成17年12月31日現在）			
		契約額等(千円)	契約額等のうち1年超(千円)	時価(千円)	評価損益(千円)
市場取引以外の取引	為替予約取引 買建 米ドル	1,076,815	—	1,117,454	40,643
	ニュージーランドドル	37,220	—	40,199	2,979
合計		1,114,035	—	1,157,654	43,623

（注）1　時価の算定方法

為替予約取引・・・先物相場により算定しております。

2　上記の為替予約取引の買建は、輸入取引に係わる支払に備える為のものであります。

3　ヘッジ会計を適用しているものについては、開示の対象から除いております。

2　金利関連

該当項目はありません

ストック・オプション等

（ストック・オプション、自社株式オプション又は自社の株式の付与又は交付関係）

EDINETにより開示を行うため記載を省略しております。

（1株当たり情報）

項目	前中間連結会計期間 （自　平成17年１月１日 至　平成17年６月30日）	当中間連結会計期間 （自　平成18年１月１日 至　平成18年６月30日）	前連結会計年度 （自　平成17年１月１日 至　平成17年12月31日）
1株当たり純資産	109円83銭	120円57銭	127円93銭
1株当たり中間（当期）純損失	1円60銭	25円24銭	0円38銭
潜在株式調整後1株当たり中間（当期）純利益	なお、潜在株式調整後1株当たり中間純利益額については、1株当たり中間純損失が計上されているため記載しておりません。	同左	なお、潜在株式調整後1株当たり当期純利益額については、1株当たり当期純損失が計上されているため記載しておりません。

（注）1株当たり中間(当期）純損失及び潜在株式調整後1株当たり中間(当期）純利益の算定上の基礎は以下の通りであります。

項目	前中間連結会計期間 （自 平成17年１月１日 至 平成17年６月30日）	当中間連結会計期間 （自 平成18年１月１日 至 平成18年６月30日）	前連結会計年度 （自 平成17年１月１日 至 平成17年12月31日）
中間連結損益計算書上の中間(当期）純損失	127,612千円	2,218,606千円	31,328千円
普通株式に係る中間(当期）純損失	127,612千円	2,218,606千円	31,328千円
普通株式の期中平均株式数	79,941,278株	87,913,219株	82,703,858株
潜在株式調整後1株当たり中間(当期）純利益			
中間(当期）純利益調整額	—	—	—
普通株式増加数	1,900,550株	4,738,111株	3,103,218株
新株引受権	76,585株	100,655株	154,519株
新株予約権	1,823,965株	4,637,456株	2,948,699株
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含まれなかった潜在株式の概要	新株予約権1種類 ・新株予約権の数 1,000個 ・目的となる株式の数 2,500,000株	新株予約権1種類 ・新株予約権の数 20,000個 ・目的となる株式の数 2,000,000株	—

（重要な後発事象）

前中間連結会計期間
（自　平成17年１月１日
至　平成17年６月30日）

1. 新株予約権の行使による増資

平成17年7月7日に新株予約権の権利行使を受け、資本金及び資本準備金が増加しました。内容は下記のとおりです。

増加した株式の種類及び数

普通株式	2,500,000株
増加した資本金	821,650千円
増加した資本金準備金	819,225千円
新株の起算日	平成17年7月1日

2. 第2回無担保社債について

平成17年8月31日開催の当社取締役会において第2回無担保社債の発行を決議いたしました。その概要は次のとおりであります。

(1) 発行総数　800,000千円
(2) 発行年月日　平成17年9月30日
(3) 発行価格
額面100円につき金100円
(4) 表面利率
全銀協日本円TIBOR+0.15%
(5) 払込期日　平成17年9月30日
(6) 償還期限　平成20年9月30日
(7) 資金使途　運転資金

当中間連結会計期間
（自　平成18年１月１日
至　平成18年６月30日）

1. 新株予約権の行使による増資

平成18年7月及び8月に第12回新株予約権（第三者割当）の権利行使があり、資本金及び資本準備金が増加いたしました。内容は以下のとおりであります。

増加した株式の種類及び数

普通株式	5,800,000株
増加した資本金	561,252千円
増加した資本準備金	561,252千円

2. 新株予約権付社債の繰上償還

①平成18年6月1日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債の未償還残高の一部繰上償還を決議し、平成18年7月3日に繰上償還を実施いたしました。

繰上償還の総額　20億円
繰上償還の価格
額面100円につき100円
繰上償還の方法
未償還残高39億円のうち20億円
繰上償還の原資　手許資金
支払利息への影響
本社債には利率は付されておらず、影響はありません。

②平成18年7月25日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債の未償還残高の全部繰上償還を決議し、平成18年8月25日に繰上償還を実施いたしました。

繰上償還の総額　19億円
繰上償還の価格
額面100円につき100円
繰上償還の方法
未償還残高19億円の全額
繰上償還の原資　手許資金
支払利息への影響
本社債には利率は付されておらず、影響はありません。

3. 新株予約権の買入消却

平成18年8月30日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当）の未行使残高の全部消却を決議し、平成18年9月1日に消却いたしました。

買入消却の新株予約権数　1,000個
対象となる株式の数
普通株式6,500,000株
買入消却の総額　65,000,000円
（新株予約権1個につき金65,000円）

前連結会計年度
（自　平成17年１月１日
至　平成17年12月31日）

1. 新規発行新株予約権証券

平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）の決議を行っており、平成18年2月6日全額の払込を受けております。

(1)募集の条件
発行数 : 1,000個
発行価格の総額 : 65,000,000円
発行価格 : 65,000円
（本新株予約権の目的である株式1株当たり10円）
払込期日 : 平成18年2月6日（月）
払込取扱場所 :
住友信託銀行株式会社
東京中央支店

(2)割当予定先の概要及び当社と割当先との関係等

割当予定先の氏名又は名称		大嶋　章禎
割当新株予約権数		1,000個
払込金額		65,000,000円
割当予定先の内容	住所	5602 L Lakeview Drive Kirkland, WA, USA
	職業	当社代表取締役会長兼CEO
当社との関係	出資関係	割当予定先が保有している当社株式の数 36,360,000株
	取引関係等	該当事項なし
	人的関係	当社代表取締役会長兼CEO

2. 新規発行新株予約権付社債

平成18年1月19日開催の当社取締役会において、アライドテレシスホールディングス株式会社第2回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同位順位特約付）の発行を決議し、平成18年2月6日全額の払込を受けております。

(1)募集の条件
記名・無記名の別: 無記名式
発行価格の総額: 5,000,000,000円
発行価格:額面100円につき金100円
但し、本新株予約権は無償にて発行するものとする
利率(%):本社債には利息を付さない
利息支払の方法：該当事項なし
償還期限：平成20年2月6日
払込期限：平成18年2月6日

前中間連結会計期間 (自　平成17年１月１日 至　平成17年６月30日)	当中間連結会計期間 (自　平成18年１月１日 至　平成18年６月30日)	前連結会計年度 (自　平成17年１月１日 至　平成17年12月31日)
	[illegible]	[illegible]

当中間連結会計期間

4. 新規発行新株予約権証券

平成18年8月30日開催の当社取締役会において、アライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権の決議を行い、平成18年9月21日に全額の払込を受ける予定であります。

(1) 募集の条件

社債の総額 ： 60億円

社債の発行価格

：額面100円につき100円

但し、本新株予約権は無償にて発行するものとする。

利率(%)：本社債には利息を付さない

償還期限：2010年9月17日

払込予定日：2006年9月21日

(2) 割当予定先の概要及び当社と割当予定先の関係等

割当予定先の氏名又は名称		Banque AIG
割当転換社債型新株予約権付社債(額面)		金60億円
払込金額		金60億円
割当予定先の内容	住所	46 rue de Bassano 75008, Paeis, France
	代表者の氏名	Mauro Gabriele President Directeur Genersl
	事業の内容	銀行業
	大株主及び持株比率	AIG Financial Products Corp(89.99%) AIG Matched Funding Corp (10%)
当社との関係	出資関係	該当事項なし
	取引関係等	該当事項なし
	人的関係等	該当事項なし

前連結会計年度

(2) 割当予定先の概要及び当社と割当予定先の関係等

割当予定先の氏名又は名称		Merrill Lynch International
割当転換社債型新株予約権付社債(額面)		5,000,000,000円
払込金額		5,000,000,000円
割当予定先の内容	住所	Merrill Lynch Financial Centre 2 King Edward Street Loedon ECIA 1HQ United Kingdom
	代表者の氏名	Bob Wigley
当社との関係	出資関係	該当事項なし
	取引関係等	該当事項なし
	人的関係	該当事項なし

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間連結会計期間 (自 平成17年1月1日 至 平成17年6月30日)	当中間連結会計期間 (自 平成18年1月1日 至 平成18年6月30日)	前連結会計年度 (自 平成17年1月1日 至 平成17年12月31日)
――――――	当社グループは、平成15年12月期において当期純損失538,547千円を計上し、平成16年12月期において営業損失2,579,219千円、当期純損失3,149,212千円を計上し、平成17年12月期において当期純損失31,328千円を計上しました。また、営業キャッシュ・フローも平成16年12月期以降、継続してマイナスとなっております。当中間連結会計期間におきましても、営業損失606,857千円、当期純損失2,218,606千円を計上し、営業キャッシュ・フローも734,630千円のマイナスになっているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前連結会計年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。しかしながら、当連結会計年度後半より、欧米市場での収支の大きな改善が見込まれること、研究開発費については引き続き見直しを継続していくこと、さらに生産体制についてもEMS (Electronic Manufacturing Service) の活用による製造コストの低減を図ることなどの施策を実行しており、当連結会計年度においては、営業利益の計上を計画しております。一方、キャッシュ・フローにおいては、平成18年9月21日に転換社債型新株予約権付社債6,000,000千円を発行し長期の安定した運転資金を調達します。また、翌連結会計年度以降も次世代ネットワークに対応した研究開発および販売の成果による継続的な営業利益の計上が見込まれるため、継続企業の前提に関する重要な疑義は解消されるものと判断しております。 従いまして、中間連結財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を中間連結財務諸表には反映しておりません。	――――――

5. 生産、受注及び販売の状況

(1) 生産実績

当社グループ(当社及び連結子会社)における主要な生産は、製造コストが安価でインフラの整備されたシンガポールおよび中国(江蘇省蘇州市・広東省東莞市)の自社工場で生産するほか、低価格製品を中心にインドネシアの工場へ生産委託しております。なお、当グループでは事業の種類別セグメントは区分欄に記載した情報通信・ネットワーク事業のみであります。

当連結会計期間における生産の実績を示すと次のとおりです。

(単位：千円)

区分	生産高	前年当期比（%）
情報通信・ネットワーク事業	15,650,292	39.8

(注) 1.金額は、製造原価によっております。
2.金額には、消費税は含まれておりません。

当連結会計年度における、委託生産に伴う仕入高及び生産に伴う原材料・部品の仕入高の実績を示すと次のとおりです。

(単位：千円)

区分	仕入高	前年当期比（%）
情報通信・ネットワーク事業	8,389,014	△27.8

(注) 1.金額は、製造原価によっております。
2.金額には、消費税は含まれておりません。

(2) 受注状況

当社の取扱品目は原則として全てが標準製品でありますので、個別受注生産は行われず、見込生産を行っております。

(3) 販売実績

当連結会計期間における販売実績を示すと、次のとおりです。

(単位：千円)

区分	販売高	前年当期比（%）
情報通信・ネットワーク事業	27,508,572	2.2

(注) 1.輸出額の総額及び販売実績に対する輸出額の割合並びに輸出高の総額に対する主要な輸出先国又は地域別の輸出の割合については、総販売実績に対する輸出額の割合が10%未満のため記載を省略しております。
2.主要な相手先別の販売実績及び総販売実績に対する割合については、いずれかの販売先についても当該割合が10%未満のため記載を省略しております。
3.金額には消費税が含まれておりません。

RECEIVED
[illegible]

18年９月６日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大 嶋　章 禎
（コード番号：6835　東証第２部）
問合せ先　　経営企画部　椿 木　琢 己
（TEL：03-5437-6007）

平成18年12月期中間（連結・個別）業績予想および通期（連結・個別）業績予想の修正に関するお知らせ

平成18年５月12日付「平成18年12月期第１四半期財務・業績の概況（連結）」および平成18年２月20日付「平成17年12月期個別財務諸表の概要」にて発表いたしました平成18年12月期の中間および通期の業績予想を下記のとおり修正いたします。

記

(1)連結業績

①中間期連結業績予想数値の修正（平成18年１月１日～平成18年６月30日）　（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	28,200	―	100	50
今回修正予想（B）	27,500	△610	△970	△2,220
増減額（B－A）	△700	―	△1,070	△2,270
増減率（%）	△2.5%	―	―	―

※前回は営業利益の予想は発表しておりません。

②通期連結業績予想数値の修正（平成18年１月１日～平成18年12月31日）　（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	70,500	―	1,330	570
今回修正予想（B）	59,780	1,840	1,330	50
増減額（B－A）	△10,720	―	―	△520
増減率（%）	△15.2%	―	―	△91.2%

※前回は営業利益の予想は発表しておりません。

(2)個別業績

①中間期個別業績予想数値の修正（平成18年１月１日～平成18年６月30日）　（単位：百万円）

	売上高	経常利益	当期純利益	１株当たりの期末配当金
前回発表予想（A）	3,394	148	74	一円一銭
今回修正予想（B）	3,950	80	△3,600	一円一銭
増減額（B－A）	556	△68	△3,674	―
増減率（%）	16.4%	△45.9%	―	―

②通期個別業績予想数値の修正（平成18年１月１日～平成18年12月31日）　（単位：百万円）

	売上高	経常利益	当期純利益	１株当たりの期末配当金
前回発表予想（A）	6,721	228	114	１円00銭
今回修正予想（B）	7,890	80	△3,360	一円一銭
増減額（B－A）	1,169	△148	△3,474	―
増減率（%）	17.4%	△64.9%	―	―

(3)業績予想修正の理由

①連結（当社および連結子会社43社）

現在アライドテレシスグループは、世界各国に43社を擁し、各々がその地域に適切なネットワーク環境を提供しております。こうしたグローバル展開は、ある地域の市場が停滞しても、他の地域で補い合うことができるというメリットがあります。当社グループでは確実に次世代を担う「ＩＰトリプルプレイソリューション」を全面的に取り組んでおります。

当中間期の売上げおよび営業利益が予想を下回る結果になりました。その理由としましては、欧米及び日本のレガシー製品（従来製品）販売が当初予想していたほどの伸びが見られなかったことが理由であります。しかしながら、現在、ＩＰトリプルプレイ市場で活況を呈している欧米市場では、約2,000億円の商談をすでに行っており、その内約300億円のコミットメントをいただいております。

一般消費者向け製品の売上は、競争が激化する中、営業力とサポート力により市場シェア維持に努めてまいりましたが、当初予想ほどの伸びは見られませんでした。

また、下記個別業績予想修正の理由の通り、米国子会社株式の評価引当金計上に伴い、連結調整勘定10億円の一括償却を行い、特別損失に同額を計上することといたしました。（下記個別業績予想における特別損失32億円の内22億円については、過年度の連結決算においてすでに取り込み済みであります。当中間期において未償却残高10億円を一括償却しております。）

②個別（アライドテレシスホールディングス株式会社単体）

ＩＰトリプルプレイ市場は、他のＩＴ市場と比較して成長しているものの中間期での売上げを牽引するまでには至っておらず、当社グループの計画値を下回る結果となりましたが、下期および来期においては、売上げ及び利益を十分確保できるものと予想しております。

当中間期において子会社株式の評価に関する会計基準に従い、米国子会社株式の評価引当金を設定し、特別損失に約32億円を計上することといたしました。

(4)今後のＩＰトリプルプレイ市場の見通し

米国のＩＰトリプルプレイ市場は、地域ネットワーク（特定エリア、大学、米軍基地等）向けの市場が活性化しており、今後当社グループの米国におけるＩＰトリプルプレイ関連の売上増加を牽引していくものと思われます。欧州においては、パートナー各社との協力関係の更なる強化を図ることにより、引き続き順調な伸びが見込まれます。また、日本においても、ＩＰトリプルプレイ成長の環境は整いつつあり、特に2011年の地上デジタル放送対応に向けて、ＣＡＴＶ向けＩＰトリプルプレイ市場、およびマンションなどのインビル（建物内の閉じたネットワーク環境におけるＩＰトリプルプレイ・サービス）市場が着実に成長していくものと予想されます。

(5)当社グループの対応

当社グループは、グローバルな視点で再度、販売管理費の削減、製造コストの削減、研究開発オペレーションの効率化、在庫削減を実施し、通期の黒字化を目指してまいります。

以　上

（注）この資料に記載しております業績等の数値は、本資料発表日現在において入手可能な情報に基づいて作成したものであり、実際の業績等は、今後の様々な要因により予想数値と異なる場合があります。

RECEIVED

平成18年8月31日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大 嶋 章 禎
（コード番号：6835　東証第２部）
問合せ先　経営企画部副部長　楮 木 琢 己
（TEL. 03－5437－6007）

平成18年12月期中間決算発表予定について

当社は、現時点において以下の事由により、平成18年12月期中間決算（連結・個別）の発表を行っておりません。株主ならびに投資家の皆様には多大なご迷惑、ご心配をお掛けすることとなり、深くお詫び申しあげます。

［中間決算未発表事由］

当社は、中間決算発表時期を当初8月下旬を目途に準備を進めてまいりました。しかしながら、本年6月下旬に、シンガポール工場の一部外部生産工場への委託にともない、部材・商材及び業務移管作業の遅延が発生し、連結子会社からの資料の収集および連結決算数値確定作業に時間を要することとなりました。この遅れを取り戻すべく、早期の発表に向けて努力してまいりましたが、当初の遅れをカバーすることができず、現時点において発表できない状況となっております。

なお、中間決算発表につきましては、平成18年9月中旬頃になる見通しですが、一日も早く開示できるよう努力してまいります。

以　上

平成18年8月30日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大 嶋 章 禎
（コード番号：6835　東証第2部）
問合せ先責任者　経営企画部副部長　槽 木 琢 己
（TEL. 03－5437－6007）

第10回新株予約権（第三者割当て）の消却に関するお知らせ

当社は、平成18年8月30日開催の取締役会において、当社が発行した第10回新株予約権（第三者割当て）（以下「本新株予約権」という。）の発行要項に基づく本新株予約権の消却を決議いたしましたので、下記のとおりお知らせいたします。

記

1．消却を行う理由

当社は、本日付にて、「2010年満期ユーロ円建無担保転換社債型新株予約権付社債」の発行を決議いたしました。これにより、今後の運転資金等の調達に目途がつきましたので、本新株予約権の全部を消却することといたしました。

2．消却する銘柄

アライドテレシスホールディングス株式会社第10回新株予約権（第三者割当て）

3．消却予定日

平成18年9月1日

4．消却個数および消却の方法

消却予定日における未行使の本新株予約権全ての消却によります。

5．消却価額

本新株予約権1個につき金65,000円

【ご参考】第10回新株予約権（第三者割当て）

（1）発行日	平成18年2月6日
（2）発行総額	金65,000,000円
（3）新株予約権総数	1,000個
（4）未行使予約権個数	1,000個（平成18年8月30日現在）
（5）行使期限	平成20年2月6日
（6）その他	本新株予約権の詳細については、平成18年1月9日発表の開示資料をご参照ください。

以　上

RECEIVED
2007 MAY 29 A 5:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

平成 18 年 8 月 30 日

各 位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼CEO　大 嶋 章 禎
(コード番号：6835　東証第２部)
問合せ先責任者　経営企画部副部長　椿 木 琢 己
(TEL. 03－5437－6007)

2010 年満期ユーロ円建無担保転換社債型新株予約権付社債発行に関するお知らせ

当社は、平成 18 年 8 月 30 日開催の当社取締役会において、欧州を中心とする海外市場（但し、米国を除きます。）において募集する、アライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債（以下「本新株予約権付社債」といい、そのうち社債のみを「本社債」、新株予約権のみを「本新株予約権」といいます。）の発行を決議いたしましたので、その概要をお知らせいたします。

記

Ⅰ. 本新株予約権付社債発行の目的

現在、当社グループが属するネットワーク関連市場は、高度な製品開発、多様なサービス、激しい価格競争の渦中にあります。このような環境の中、当社グループは意欲的・集中的に今後の収益の柱となる IP トリプルプレイ事業に経営資源を投下しており、主に欧米地域において顧客獲得件数を確実に積み上げてきているなど当該事業は順調に立ち上がってきており、今後はアジア、日本への普及が想定されます。当社グループが引続き IP トリプルプレイ事業の成長を加速させ、企業価値を向上させていく為には、財務体質の強化と成長投資に向けた十分な資金が必要であることから、今回の資金調達を決定いたしました。

Ⅱ. 本新株予約権付社債の特徴

本新株予約権付社債は以下の特徴を有し、既存株式価値の希薄化懸念による株価に対するインパクトに配慮した仕組みとなっております。

(1) 本新株予約権付社債には当社の選択により発効日から 1 年後からいつでも行使することが可能なコールオプションが付されており、また、上記コールオプションにより当社は発行価額の 102.5%で繰上償還することができるため、当社は本新株予約権付社債について一定の付加金額を支払うことで、本新株予約権付社債を繰上償還することができること。
(2) 本新株予約権付社債の割当予定先は、本新株予約権付社債の転換又は新株予約権の権利行使を前提としたつなぎ売り等の売却以外の空売りを目的とした借株を行わないこと。
(3) 本新株予約権付社債については、転換価額の修正が随時行われることにより、株価上昇時には遅滞なく転換価額が上昇するという当社にとっての利点が期待できるが、株価下落時でも転換価額は下限転換価額を下回ることはなく、既存株式価値の希薄化を抑制できること。

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

Ⅲ．本新株予約件付社債発行要項

本要項は、当社が2006年8月30日に開催した取締役会の決議に基づいて2006年9月21日（以下「クロージング日」という。）に発行する総額金60億円のアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債にこれを適用する。

1．社債の総額　金60億円

2．各社債の金額　第3項の条件に従うことを条件として、金25,000,000円の1種とする。

3．本社債の形式　本社債は当初、自動的かつ無条件に確定社債券と交換可能な元本6,000,000,000円の仮社債大券1枚（以下「本仮社債大券」という。）により表章される。

2006年8月30日付エスクロー契約（以下「エスクロー契約」という。）に基づき、当社及び本社債の買取人たるBanque AIG（以下「買取人」という。）は、Hammonds社をエスクロー・エージェントに指名している（以下「エスクロー・エージェント」という。）。

当社は、本買取契約（以下で定義。）の締結日に、当社の正当な権限を有する代表者により署名又は捺印された未認証の本仮社債大券を、エスクロー・エージェントに預託する。本仮社債大券は、クロージング日において発効し、当社の適法かつ拘束力のある義務となるものとする。

エスクロー・エージェントは、本社債の総額につき払込みが行われた後直ちに、本仮社債大券を認証し、買取人に交付するものとする。本仮社債大券がクロージング日の翌日に当社が発行する確定社債券（以下「本確定社債券」という。）と交換されるまでは、エスクロー・エージェントが買取人のために本仮社債大券を保管する。

本仮社債大券に対する権利は、クロージング日の翌日以降、買取人によるその保有が「non-US beneficial ownership」に該当するものであることが確認された後に、本確定社債券に対する権利と交換することができる。本確定社債券は、各25,000,000円の額面による連番の無記名式とする。本確定社債券は、買取人の要求により、当社が買取人又は買取人の東京支店に対してこれを発行し、適法に署名又は捺印し、自動的かつ無条件に交付される。かかる交換の完了と同時に本仮社債大券は失効し、エスクロー・エージェントは、その後速やかに、買取人及び当社に対してその旨を通知する。本要項において、「社債券」とは、その文脈に応じて、本仮社債大券の券面又は本確定社債券の券面を意味するものとする。

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

本新株予約権付社債の社債権者は、社債券を記名式とすることを請求することはできない。

なお、本新株予約権付社債は会社法第254条第2項及び第3項の定めにより本社債と本新株予約権のうち一方のみを譲渡することはできない。

4．利　　　　率　本社債には利息を付さない。

5．各社債の払込金額　額面100円につき金100円。但し、本新株予約権は無償にて発行するものとする。

6．償　還　価　額　額面100円につき金100円。

但し、繰上償還の場合は、第9項第(2)号乃至第(6)号に定める価格による。

7．払込期日（発行日）　2006年9月21日

8．募　集　の　方　法　海外における私募による第三者割当の方法により、全額を買取人に割当てる。

9．償還の方法及び期限

(1) 本社債は、2010年9月17日（ロンドン時間）にその総額を償還する。但し、繰上償還は本項第(2)号乃至第(7)号に定めるところによる。

(2) 当社は、2007年9月22日以降いつでも、その選択により、本社債の社債権者に対して、償還すべき日から20営業日以上の事前通知を行った上で、当該償還通知書記載の繰上償還日に、残存する本社債の全部又は一部（但し、25,000,000円単位でのみ一部繰上償還できるものとする。）を、額面100円につき102.5円で繰上償還することができる。本要項において「営業日」とは、東京において銀行が通常業務のために営業している日であって、土曜、日曜及び国民の休日を除いた日をいう。

(3) 当社は、2006年9月22日から2007年9月21日まで、第三者が、投資目的以外の目的で、かつ長期に保有する目的をもって当社の総株主の議決権の15%を超える議決権を取得しようと当社に申し出た場合、当該申出に応じるために必要があるときは、計算代理人（第18項にて定義される。）の書面による同意を得た上で、本社債の社債権者に対して、償還すべき日から20営業日以上の事前通知を行った上で、当該償還通知書記載の繰上償還日に、残存する本社債の全部又は一部（但し、25,000,000円単位でのみ一部繰上償還できるものとする。）を、額面100円につき106円で繰上償還することができる。

(4) 本社債の社債権者は、2007年9月22日以降いつでも、その選択により、当社に対して、償還すべき日の20営業日以上前に事前通知を行い、かつ、当該償還通知書記載の繰上償還日までに本新株予約権付社債券を償還金支払場所に提出することにより、当該償還通知書記載の繰上償還日に、その保有する本社債の全部又は一部（但し、25,000,000円単位でのみ一部繰上償還できるものとする。）を額面100円につき金100円で繰上償還することを、当社に対して請求する権利を有し、当社は当該請求があった場合には当該償還通知書に従

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

って繰上償還を行うものとする。

(5) 本社債の社債権者は、2006 年 9 月 22 日以降であって、株式会社東京証券取引所（その後継取引所又は代替取引所であって、一時的に当社普通株式の取引を行うために計算代理人が株式会社東京証券取引所と同等の取引能力があるとして指定した取引所を含み、以下「東京証券取引所」という。）における当社普通株式の普通取引の終値（気配値を含む。）が 5 取引日連続して当初転換価格（第 10 項第(7)号②にて定義される。）の 40%を下回った場合、又は東京証券取引所における当社普通株式の売買高が 5 取引日連続して 1 億円を下回った場合、それ以降、その選択により、当社に対して、償還すべき日の 20 営業日以上前に事前通知を行い、かつ、当該償還通知書記載の繰上償還日までに本新株予約権付社債券を償還金支払場所に提出することにより、当該償還通知書記載の繰上償還日に、その保有する本社債の全部又は一部(但し､25,000,000 円単位でのみ一部繰上償還できるものとする。)を額面 100 円につき金 100 円で繰上償還することを、当社に対して請求する権利を有し、当社は当該請求があった場合には当該償還通知書に従って繰上償還を行うものとする。本要項において、「取引日」とは、東京証券取引所が営業している日をいうが、終値（気配値を含む。）が報告されないと計算代理人が判断した日を除くものとする。

(6) ①当社の発行する全部の株式に会社法第 107 条第 1 項第 1 号に掲げる事項についての定めを設ける定款の変更、又は普通株式の内容として会社法第 108 条第 1 項第 7 号に掲げる事項についての定款の定めを設ける定款の変更を当社の株主総会で決議した場合、②当社が組織変更をする場合、③当社が合併若しくは会社分割（当社が消滅会社となる場合に限る。)、又は株式交換若しくは株式移転により他の会社の完全子会社となることを当社の株主総会で決議した場合、本社債の社債権者は、会社法第 118 条第 5 項、第 777 条第 5 項、第 787 条第 5 項または第 808 条第 5 項に定める期間内に事前通知を行い、かつ、当該償還通知書記載の繰上償還日までに本新株予約権付社債券を償還金支払場所に提出することにより、その保有する本社債の全部を額面 100 円につき金 100 円の割合で繰上償還することを、当社に対して請求する権利を有し、当社は当該請求があった場合には当該償還通知書に従い繰上償還を行うものとする。

(7) 当社は、本社債につき第 14 項に基づき期限の利益を喪失した場合、社債権者からの通知を受領後､直ちに残存する本社債の全部を額面 100 円につき金 100 円の割合で繰上償還する。

(8) 本項に定める償還すべき日が営業日でないときは、その翌営業日にこれを繰り上げる。

(9) 当社は、発行日の翌日以降いつでも、その対価を問わず市場取引又は相対取引によって、本新株予約権付社債を買入れ又は買い戻すことができる。

(10) 前号に基づき買戻した本新株予約権付社債の消却は、発行日の翌日以降いつでもこれを行うことができる。ただし、本新株予約権付社債にかかる本社債又は本新株予約権のみを消却することはできない。

10. 本新株予約権に関する事項

(1) 本社債に付された本新株予約権の数

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

当社は、合計240個の本新株予約権を発行し、本新株予約権は本仮社債大券によって表象されている場合は本社債に全て付されるのとし、各本確定社債券には1個の本新株予約権が付されるものとする。

(2) 本新株予約権の払込金額

本新株予約権と引換えに金銭の払込みを要しないものとする。

(3) 本新株予約権の目的となる株式の種類及び種類ごとの数の算定方法

本新株予約権の目的となる株式の種類は当社普通株式とする。本新株予約権の行使により当社が当社普通株式を新たに発行またはこれに代えて当社の有する当社普通株式を移転（以下当社普通株式の発行または移転を「交付」という。）する数は、行使請求にかかる本社債の未償還元本総額を本項第(7)号記載の転換価額で除して得られる最大整数とする。この場合に1株未満の端数が生じたときはこれを切り捨て、現金による調整は行わない。また、本新株予約権の行使により単元未満株式が発生する場合には、会社法第192条第1項に定める単元未満株式の買取請求権が行使されたものとして現金により精算する。なお、同一の本新株予約権付社債の社債権者が同時に2個以上の新株予約権を行使する場合の、1株未満の端数及び単元未満株式の処理は、同時に行使される本新株予約権を通算してこれを行う。

(4) 本新株予約権を割り当てる日　　2006年9月21日

(5) 本新株予約権の行使請求期間

本新株予約権付社債の社債権者は、2006年9月22日から2010年9月16日までの間（以下「行使請求期間」という。)、いつでも本新株予約権の行使を請求することができる。当社は、本項第(12)号にしたがって、当該本新株予約権を行使した者に対して株券を交付するものとする。

(6) その他の本新株予約権の行使の条件

当社が第9項第(2)号又は(3)号により本社債を繰上償還する場合又は当社が本社債につき期限の利益を喪失した場合には、それぞれ償還日又は期限の利益の喪失に基づき本社債が償還された日以後本新株予約権を行使することはできない。当社が第9項第(4)号乃至第(7)号記載の本社債の社債権者の請求により本社債を繰上償還する場合には、本新株予約権付社債券が償還金支払場所に提出された時以降、本新株予約権を行使することができない。

(7) 本新株予約権の行使に際して出資される財産の内容及び価額

①各本新株予約権の行使に際して出資される財産は、当該本新株予約権付社債の本社債とする。その場合の会社法第236条第1項第3号に定める額（以下「出資財産額」という。）は行使請求にかかる本社債の未償還元本総額とする。本新株予約権の行使により、当該本新株予約権付社債の本社債は直ちに期限が到来するものとし、当該行使によって消滅する。

②本新株予約権の行使に際して当社普通株式1株当りの出資財産額（以下「転換価額」と

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

いう。）は、当初、本新株予約権付社債発行日の直前の取引日の、東京証券取引所における当社普通株式の終値の100%とする（以下、「当初転換価額」という。）。

③転換価額の修正

本社債発行後、2006年9月25日以降、毎週の最終取引日（以下「転換価額修正日」という。）を最終日（当日を含む。）とする3連続取引日（但し、当社普通株式の終値（気配値を含む。）が報告されない日を除く。以下当該連続取引日を「時価算定期間」という。）の、東京証券取引所における毎日の当社普通株式の終値（気配値を含む。）の平均値（以下「基準修正額」という。）が、当初転換価額未満である場合、転換価額は基準修正額の92%に相当する金額（円位未満は切り上げる。）に修正され、当初転換価額が基準修正額以下である場合、転換価額は基準修正額の90%に相当する金額（円位未満は切り上げる。）に修正され（以下本号③により修正された転換価額を「修正転換価額」という。）、当該修正転換価額は、当該転換価額修正日の翌取引日以降適用される。

時価算定期間内に、本号④または⑥で定める転換価額の調整事由が生じた場合には、修正転換価額は本要項に従い計算代理人が適当と判断する値に調整される。

但し、かかる算出の結果、修正転換価額が当初転換価額の50%（円位未満は切り上げる。但し、本号第④乃至⑥による調整を受ける。以下「下限転換価格」という。）を下回る場合には下限転換価額をもって修正転換価額とする。

④転換価額の調整

当社は、本新株予約権付社債の発行後、本号に掲げる各事由により当社の発行済普通株式数に変更を生じると計算代理人が判断した場合又は計算代理人により変更を生ずる可能性があると判断された場合は、次に定める算式（以下「転換価額調整式」という。）により転換価額を調整する。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行・処分株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新発行・処分株式数}}$$

転換価額調整式により本新株予約権付社債の転換価額の調整を行う場合及びその調整後の転換価額の適用時期については、次に定めるところによる。

ア　本号⑤イに定める時価を下回る払込金額（金銭以外の財産を出資の目的とする場合、会社法第199条第1項第2号の定める当該財産の価額。以下本号④において同じ。）をもって当社普通株式を発行または当社の有する当社普通株式を処分する場合（ただし、株式分割、当社普通株式の交付と引換えに当社に取得される証券（権利）もしくは当社に取得させることができる証券（権利）または当社普通株式の交付を当社に請求できる新株予約権（新株予約権付社債に付されたものを含む。以下同じ。）の取得または行使による場合を除く。）。

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

調整後の転換価額は、払込期日または出資の目的たる財産の給付期日の翌日以降、また、会社法第 199 条第 1 項第 4 号の期間を定めた場合は、当該期間の末日の翌日以降これを適用する。ただし、当社普通株式が会社法第 185 条に基づき無償で割当てられた場合には、当該株式無償割当が効力を生ずる日の翌日以降これを適用するものとする。

イ　株式分割により普通株式を発行する場合。

調整後の転換価額は、株式分割により株式を取得する株主を定めるための基準日（基準日を定めない場合は、効力発生日）の翌日以降これを適用する。ただし、剰余金を減少して資本金を増加させることを条件にその部分をもって株式分割により当社普通株式を発行する旨取締役会で決議する場合で、当該剰余金減少による資本金増加の決議をする株主総会の終結の日以前の日を株式分割の基準日とする場合には、調整後の転換価額は、当該決議をした株主総会の終結の日の翌日以降これを適用する。

なお上記ただし書の場合において、株式分割の基準日の翌日から当該剰余金減少による資本金増加の決議をした株主総会の終結の日までに行使請求をなした者に対しては、次の算出方法により、当社普通株式を交付する。

$$株式数 = \frac{（調整前転換価額 - 調整後転換価額）\times 調整前転換価額により当該期間内に交付された株式数}{調整後転換価額}$$

この場合に 1 株未満の端数が生じたときはこれを切り捨て、現金による調整は行わない。単元未満株式が発生する場合には、会社法第 192 条第 1 項に定める単元未満株式の買取請求権が行使されたものとして現金により精算する。

ウ　本号⑤イに定める時価を下回る価額をもって当社普通株式の交付と引換えに当社に取得される証券（権利）もしくは当社に取得させることができる証券（権利）、または当社普通株式の交付を当社に請求できる新株予約権の交付と引換えに当社に取得される証券（権利）もしくは当社に取得させることができる証券（権利）、または当社普通株式の交付を当社に請求できる新株予約権を発行する場合。

調整後の転換価額は、発行される証券（権利）または新株予約権の全てが当初の転換価額で取得されまたは当初の行使価額で行使されたものとみなして転換価額調整式を準用して算出するものとし、(A) 発行される証券または新株予約権が無償割当される場合には、当該無償割当が効力を生ずる日の翌日以降、(B) 株式が発行される場合（無償にて発行される場合を除く。）には払込期日（会社法第 199 条第 1 項第 4 号の期間を定めた場合は、当該期間の末日）の翌日以降、(C) 新株予約権が発行される場合には割当日の翌日以降これを適用する。

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

⑤ア　転換価額調整式の計算については、円位未満を切り上げる。

イ　転換価額調整式で使用する時価は、調整後の転換価額を適用する日に先立つ 45 取引日目に始まる 30 取引日の、毎日の東京証券取引所における終値（気配値を含む。）の平均値（終値（気配値を含む。）のない日数を除く。）とする。
この場合、平均値の計算は、円位未満を切り上げる。

ウ　転換価額調整式で使用する既発行株式数は、株主割当日がある場合はその日、また、株主割当日がない場合は、調整後の転換価額を適用する日の 1 か月前の日における当社の発行済普通株式数から、当該日における当社の有する当社普通株式数を控除した数とする。また、本号④イの場合には、転換価額調整式で使用する新発行・処分株式数は、株主割当日における当社の有する当社普通株式に割り当てられる当社普通株式数を含まないものとする。

エ　転換価額調整式により算出された調整後転換価額と調整前転換価額との差額が 1 円未満にとどまるときは、転換価額の調整は行わない。ただし、その後転換価額の調整を必要とする事由が発生し、計算代理人が転換価額を算出する場合には、転換価額調整式中の調整前転換価額に代えて、調整前転換価額からこの差額を差引いた額を使用する。

⑥本号④の転換価額の調整を必要とする場合以外にも、次に掲げる場合には、当社は、計算代理人をして必要な転換価額の調整を行う。

ア　株式の併合、資本の減少、会社法第 762 条に定められた新設分割、会社法第 757 条に定められた吸収分割、または合併（本要項第 9 項第(6)号③に定める合併及び会社分割を除く。）のために転換価額の調整を必要とするとき。

イ　その他当社の発行済普通株式数の変更または変更の可能性が生じる事由の発生により転換価額の調整を必要とするとき。

ウ　転換価額を調整すべき事由が 2 つ以上相接して発生し、一方の事由に基づく調整後の転換価額の算出にあたり使用すべき時価につき、他方の事由による影響を考慮する必要があるとき。

⑦本号③乃至⑥により転換価額の修正または調整を行うときは、当社は、あらかじめ書面によりその旨ならびにその事由、修正前または調整前の転換価額、修正後または調整後の転換価額及びその適用の日その他必要な事項を本新株予約権付社債の社債権者に通知する。ただし、本号④イただし書に示される株式分割の場合は、適用の日以降すみやかにこれを行う。

(8)　本新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
本新株予約権の行使により発行する株式への出資財産額中資本金に計上する額は、当該出資財産額に 0.5 を乗じた金額とし、計算の結果 1 円未満の端数を生じる場合はその端数を切り上げた額とする。資本金として計上せず資本準備金として計上する額は、当該出資財

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

産額から資本金に計上する額を減じた額とする。

(9) 本新株予約権の行使請求受付事務は、住友信託銀行株式会社証券代行部（以下「行使請求受付場所」という。）においてこれを取り扱う。

(10) 本新株予約権の行使請求の方法

①本新株予約権を行使請求しようとする場合は、行使請求書（以下「行使請求書」という。）に、行使請求しようとする本新株予約権付社債を表示し、本新株予約権の内容、数及びこれを行使する請求の年月日等を記載してこれに署名したうえ、当該本新株予約権付社債券を添えて行使請求期間中に行使請求受付場所に提出しなければならない。

②行使請求受付場所に対し行使請求に要する書類を提出した者は、その後これを撤回することができない。

(11) 新株予約権行使の効力発生時期

行使請求の効力は、行使請求書に、「新株予約権を行使する日」として記載された日又は行使請求書が行使請求受付場所に到着した日のいずれか遅い方の日に発生する。

(12) 株券の交付

当社は、行使請求により株券を交付する場合、当該行使請求書が行使請求の効力が発生する日の午前 11 時（東京時間）までに行使請求受付場所に到着した場合は、行使請求の効力が発生する日の翌営業日から起算して 3 営業日後の日の午前 11 時（東京時間）までに株券を交付するものとする。ただし、会社法その他の適用法令に基づき適法に株券が不発行とされる場合には、株券の交付を要しない。

(12) 単元株式数の定めの廃止等に伴う取扱

当社が単元株式数の定めを廃止する場合等、本要項の規定中読み替えその他の措置が必要となる場合には、当社は速やかに必要な措置を講じる。

11. 物上担保・保証の有無

本新株予約権付社債には物上担保及び保証は付されておらず、また本新株予約権付社債のために特に留保されている資産はない。

12. 本新株予約権の発行価額を無償とする理由及びその行使に際して出資される財産の内容及び価額の算定理由

本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできず、かつ本新株予約権が行使されると第 10 項第(7)号①により本社債は消滅し、本社債と本新株予約権が相互に密接に関連することを考慮し、また、本新株予約権の価値と、本社債の利率、発行価額等のその他の発行条件により得られる経済的な価値とを勘案して、その発行価額を無償とした。また、本新株予約権付社債が転換社債型新株予約権付社債であることから、新株予約権 1 個の行使に際して払込をなすべき額は行使請求にかかる本社債の未償還元本総額とし、当初の転換価額は 2006 年 9 月 20 日の東京証券取引所における当社普通株式の普通取引の終値とした。

13. 担保提供制限

当社は、本社債が残存する限り、現在又は将来の社債又は社債に対する保証、補償その他類似の

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

債務につき、その所持人のために、当社の現在又は将来の資産又は収入に対して質権、抵当権その他の担保を付さない。但し、当該担保を同時に同等の比率をもって本新株予約権付社債にも付す場合又は買取人が当該担保と同等以上であると認める他の担保若しくは保証を本新株予約権付社債に付す場合は、この限りではない。

14. 期限の利益喪失に関する特約

当社は、下記第(10)号又は第(11)号の事由に該当したと計算代理人が判断した場合には、社債権者から当社宛てに書面で通知することにより、第(10)号又は第(11)号以外の下記の事由に該当した場合には直ちに、本社債について期限の利益を失い、本社債を償還するものとする。また、当社は、本社債が期限の利益を失った場合、直ちに社債権者に対してその旨通知する。

(1) 当社が第9項または第13項の規定に違背したとき。

(2) 当社が、本要項（第9項及び第13項を除く。）または当社と買取人との間の2006年8月30日付買取契約書（以下「本買取契約」という。）に定める規定に違背し、当該違背が回復可能な場合には本新株予約権付社債の社債権者から是正を求める通知を受領した後30日以内にその履行または補正をしないとき。

(3) 本社債以外の社債について期限の利益を喪失し、または期限が到来しても、その弁済をすることができないとき。

(4) 社債を除く借入金債務について期限の利益を喪失したとき、若しくは期限が到来してもその弁済がなされないとき、又は当社が第三者のために行った保証債務について履行義務が発生したにもかかわらず、その履行をすることができないとき。但し、当該債務の合計額（邦貨換算後）が合計50,000,000円を超えない場合は、この限りではない。

(5) 当社が、破産手続開始、民事再生手続開始、会社更生手続開始若しくは特別清算開始の申立又は私的整理に関するガイドラインに基づく私的整理の申し出をし、又は取締役会において解散（合併の場合を除く。）の議案を株主総会に提出する旨の決議を行ったとき。

(6) 当社が、破産手続、民事再生手続、会社更生手続若しくは今後制定される倒産関連法に基づく手続の開始決定、または特別清算開始の命令を受けたとき、又はそれらの手続の開始の申立を受け、その申立が30日以内に棄却ないし却下されない場合。

(7) 当社の財産につき、差押、競売手続の開始、仮差押、保全差押、仮処分または租税滞納処分があったとき。

(8) 当社が手形交換所の取引停止処分を受けたとき。

(9) 当社が債務超過または支払不能となったとき。

(10) 東京証券取引所において、当社の発行にかかる証券の取引が全面的に停止され又は大幅に制約された場合、

(11) 当社が、本社債または本買取契約に関して行った事実の表明に関して、重要な点において虚偽または誤解を生じさせるものであったとき。

15. 社債券の喪失等

(1) 本新株予約権付社債券を喪失した者が、その銘柄、記番号及び喪失の事由等を当社に届け

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

出て、かつ、公示催告の手続をし、その無効宣言があった後、除権決定の確定謄本を添えて請求したときは、当社は、これに代り新株予約権付社債券を速やかに交付する。

(2) 本新株予約権付社債券を毀損または汚損したときは、その新株予約権付社債券を提出して代り新株予約権付社債券の交付を請求することができる。ただし、毀損の程度が大きいとき、または真偽の鑑別が困難なときは喪失の例に準ずる。

16. 代り新株予約権付社債券の交付の費用

代り新株予約権付社債券を交付する場合は、当社は、これに要した費用（印紙税を含む。）を徴収する。

17. 償還金支払場所

当社　本店

18. 計算代理人

当社は、バンク・エー・アイ・ジー証券会社を計算代理人として選任する。なお、計算代理人は、本要項に記載された本新株予約権付社債に関する転換価格の修正、調整その他の全ての計算を行うものとし、その他当社との間で別途合意した事項に係る計算又は決定も行うものとする。

19. 通知

適用法令に反しない限り、当社は、公告（電子公告を含む）に加えて又は公告（電子公告を含む）に代えて、個別の社債権者との間で合意した方法により、直接知れたる社債権者に対して通知を送付することができるものとする。

20. 準拠法

イギリス法

21. 裁判管轄

本新株予約権付社債に関して社債権者と当社との間に発生するあらゆる法的な行為又は手続（以下「法的手続」という。）に関しては、英国裁判所が管轄権を持つものとする。当社は、取消不能で、英国裁判所の管轄に従うものとし、当該法的手続が不便な裁判所に提起されたことその他の理由を問わず、当該裁判所における法的手続に対して異議を述べない。当該管轄の合意は、社債権者の利益のためになされ、社債権者が他の管轄権を有する裁判所において法的手続きを行う権利に影響を与えず、また、いずれかの裁判地における法的手続の実施は、他の裁判地における法的手続の実施を（並行的か否かにかかわらず）妨げるものではない。

22. 訴状等の送達

当社は、英国における訴状等の送達に関して、Allied Telesyn International Limited（現在の所在地：100 Longwater Avenue GreenPark, Reading Berkshire RG2 6GP UK; Tel : +44 118 920 9800; Fax: +44 118 975 2456）を送達受領代理人として指名する。

以　上

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

【ご参考】

1．調達資金の使途

(1) 調達資金の使途

手取概算額 5,950 百万円については、全額を運転資金（主に増加運転資金）に充当する予定であります。但し、当初払込総額6,000百万円のうち、2,000百万円については株式転換の進捗度に合わせて資金を使用することになります。

(2) 前回調達資金の使途の変更

該当事項はありません。

(3) 業績に与える見通し

今期の業績予想に変更はありません。

2．株主への利益配分等

(1) 利益配当に関する基本方針

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当の継続を目指しております。

なお、平成17年12月期は業績悪化により無配とさせていただきましたが、早期に株主様のご期待に沿えるよう、全社一丸となって業績回復に取り組んでまいります。

(2) 過去3決算期間の配当状況

	平成15年12月期	平成16年12月期	平成17年12月期
1株当たり当期純利益	67.68円	△54.12円	△0.74円
1株当たり年間配当金	5.00円	1.00円	－円
実績配当性向	7.4%	－%	－%
株主資本利益率	4.1%	－%	－%
株主資本配当率	0.3%	0.7%	－%

(注) 1 平成16年8月20日付で、1株につき10株の割合で株式分割を行っております。このため、平成16年12月期の1株当たり当期純利益は、期首に株式分割が行われたものとして算出しております。

2 平成17年12月期における1株当たりの配当は、無配としております。

3 平成17年12月期および平成16年12月期における実質配当性向は、1株当たり当期純損失が計上されているため記載しておりません。

4 株主資本利益率は、決算期末の当期純利益を株主資本（期首の資本の部の合計と期末の資本の部の合計の平均）で除した数値であります。なお、平成17年12月期および平成16年12月期における株主資本利益率は、当期純損失が計上されているため記載しておりません。

5 株主資本配当率は、年間配当金総額を株主資本（期首の資本の部の合計と期末の資本の部の合計の平均）で除した数値であります。

3．その他

(1) 潜在株式による希薄化情報

本新株予約権付社債の発行により、平成18年8月30日現在の発行済株式総数および潜在株

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社2010年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

式総数に対する今回発行する新株予約権付社債による潜在株式の比率は 15.0%となる見込みであります。

(注) 潜在株式数の比率は、今回発行する新株予約権付社債がすべて当初の行使価額で権利行使された場合に発行される株式数を、直近の発行済株式総数および既に発行されている新株予約権および転換社債型新株予約権付社債がすべて直近の行使価額で行使された場合に発行される株式数および本新株予約権付社債がすべて当初の行使価額で権利行使された場合に発行される株式数の合計で除した数値です。
なお、本新株予約権付社債の当初行使価額は本新株予約権付社債発行予定日(平成 18 年 9 月 21 日)の直前の取引日の東京証券取引所における当社普通株式の終値の 100%とすることとしていることから、現時点では未確定であります。このため、上記潜在株式の比率は、ご参考までに平成 18 年 8 月 30 日の終値をもって算出しております。

(2) 過去3年間に行われたエクイティ・ファイナンスの状況

①エクイティ・ファイナンスの状況

年月日	増資額	増資後資本金	摘要
平成17年1月1日 ～平成17年6月30日	779,227,900 円	4,140,670,900 円	第1回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権の行使 750,000,000円 ストックオプションの行使 29,227,900円
平成17年7月1日 ～平成17年12月31日	855,695,700 円	4,996,366,600 円	第9回新株予約権(第三者割当)の行使 821,137,500円 ストックオプションの行使 34,458,200円
平成18年1月1日 ～平成18年6月30日	1,162,912,600 円	6,159,279,200 円	第2回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権の行使 550,000,000円 第12回新株予約権(第三者割当)の行使 591,398,000円 ストックオプションの行使 21,514,600円
平成18年7月1日 ～平成18年8月30日	561,252,000 円	6,720,531,200 円	第12回新株予約権(第三者割当)の行使 561,252,000円

(注) 1 第1回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権は、全て権利行使されております。
2 第9回新株予約権(第三者割当)は、全て権利行使されております。
3 第2回無担保転換社債型新株予約権付社債(第三者割当)に付された新株予約権は、社債総額 50 億円のうち 11 億円分が権利行使されております。なお、平成 18 年 7 月 3 日に 20 億円、平成 18 年 8 月 25 日に 19 億円の繰上償還を実施いたしましたので、残額はありません。
4 第 12 回新株予約権(第三者割当)は、全て権利行使されております。

ご注意:この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

②過去３決算期間及び直前の株価等の推移

	平成15年12月期	平成16年12月期	平成17年12月期	平成18年12月期
始　値	2,515円	185円	175円	811円
高　値	3,100円	921円	985円	940円
安　値	1,521円	151円	172円	167円
終　値	1,850円	174円	806円	305円
株価収益率	27.33倍	－倍	－倍	－

（注）1　平成 18 年 12 月期の株価については、平成 18 年 8 月 30 日現在で表示しています。
2　平成 16 年 8 月 20 日付で、1 株につき 10 株の割合で株式分割を行っております。このため、平成 16 年 12 月期の始値、高値、安値、終値については、期首に株式分割が行われたものとして株価を調整のうえ表示しております。
3　株価収益率は、決算期末の株価（終値）を当該決算期末の 1 株当たり当期純利益で除した数値であります。

(3) 割当予定先の概要

割当予定先の氏名又は名称		Banque AIG
割当転換社債型新株予約権付社債（額面）		金 60 億円
払込金額		金 60 億円
割当予定先の内容	住所	46 rue de Bassano 75008, Paris, France
	代表者の氏名	Mauro Gabriele, Président Directeur Général
	事業の内容	銀行業
	大株主及び持株比率	AIG Financial Products Corp. (89.99%) AIG Matched Funding Corp. (10%)
当社との関係	出資関係	該当事項はありません
	取引関係等	該当事項はありません
	人的関係等	該当事項はありません

（注）「資本の額」欄は、平成 18 年 8 月 30 日現在のものであります。

(4) その他

割当予定先は、本新株予約権付社債の転換の結果、取得することとなる株式の数量の範囲内で行う当該株式と同一銘柄の株式の売付け以外の本件の引受けに関する空売りを目的として、当該株式の借株を行わないことになっております。

以　上

ご注意：この文書は、当社がアライドテレシスホールディングス株式会社 2010 年満期ユーロ円建無担保転換社債型新株予約権付社債の発行に関して一般に公表するための記者発表文であり、投資勧誘を目的として作成されたものではありません。

平成18年８月11日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大嶋　章禎
（コード番号：6835　東証第２部）
問合せ先責任者　経営企画部副部長　楕木　琢己
（TEL：03-5437-6007）

第12回新株予約権（第三者割当て）の権利行使完了に関するお知らせ

平成18年６月19日に発行いたしました当社第12回新株予約権（第三者割当て）につきまして、下記のとおり平成18年８月11日をもって権利行使が完了いたしましたのでお知らせいたします。

記

１．銘　　　　　柄	アライドテレシスホールディングス株式会社第12回新株予約権（第三者割当て）
２．新株予約権の行使により発行する株式の発行総額	2,291,400,000円
３．権 利 行 使 率	100%
４．新株予約権の行使による発行株式数	10,000,000株
５．発行株式の種類	当社普通株式
６．権利行使完了日	平成18年８月11日

以　上

RECEIVED
2006 JUL 29 A 5:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

平成18年７月25日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大 嶋　章 禎
（コード番号：6835　東証第２部）
問合せ先　経営企画部副部長　樯 木　琢 己
（TEL：03-5437-6007）

第２回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）
の繰上償還に関するお知らせ

当社は、平成18年７月25日開催の取締役会において、当社が発行した第２回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）（以下「本社債」という。）の発行要項に基づく本社債の繰上償還を決議いたしましたので、下記のとおりお知らせいたします。

記

１．繰上償還を行う理由

当社は、既存株式価値の希薄化懸念による株価に対するインパクトに配慮した転換が行われると同時に、自己資本の充実を図るスキームとして、本社債を発行いたしました。しかしながら、現在の当社の株価水準は、本社債発行決議時に想定していた水準と大きく乖離しており、結果として株式への転換が進まず、自己資本の充実が促進されない状況であります。

つきましては、株価水準の動向等を総合的に勘案し、本社債の残高全額の繰上償還をすることといたしました。

２．繰上償還する銘柄

アライドテレシスホールディングス株式会社第２回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）

３．繰上償還予定日

平成18年８月25日

４．繰上償還額および繰上償還の方法

繰上償還予定日における未償還残高全額の繰上償還によります。

５．繰上償還価額

額面100円につき金100円

【ご参考】第２回無担保転換社債型新株予約権付社債（転換社債型新株予約権付社債間限定同順位特約付）の概要

（１）	発行日	平成18年２月６日
（２）	発行総額	50億円
（３）	未転換残高	19億円（平成18年７月25日現在）
（４）	償還期限	平成20年２月６日
（５）	利率	本社債に利息は付さない
（６）	当初転換価額	796円

以　上

平成18年7月7日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長兼ＣＥＯ　大 嶋　章 禎
（コード番号：6835　東証第２部）
問合せ先責任者　経営企画部副部長　楮 木　琢 己
（TEL：03-5437-6007）

米国預託証券（ADR）プログラム設立について

当社はこの度、米国証券取引委員会（SEC）から承認を受け米国預託証券（ADR）プログラムを設立いたします。当社株式は 2006 年 7 月 10 日（米国現地時間）より、ADRの形態にて米国で流通が可能となりますので、下記のとおりご報告申しあげます。

記

１．ADRプログラム設立の目的

アライドテレシスグループは、米国ウィスコンシン州で始めたIPトリプルプレイ・ソリューションの普及とともに真のグローバル・ネットワーキング・カンパニーとして大きく飛躍することを目指しております。

今般、IPトリプルプレイの先進国である米国において、投資家の利便性を高め、投資形態の選択肢を広げることにより、新規投資家の開拓と投資家層の拡大を図ることを目的としております。

また、今回のプログラム設立が、米国における当社の知名度向上につながり、その相乗効果により日本国内での株式取引出来高増加および流動性が向上することを期待しております。なお、本件は米国での上場や新株発行等の資金調達を伴うものではありません。

２．ADRプログラムの詳細

(1) ADRプログラムの種類	：スポンサー付き　レベル - 1 (Sponsored ADR Level - 1)
(2) 取引市場	：OTC（Over-The-Counter、米国店頭取引）
(3) 売買開始日	：2006 年 7 月 10 日（米国東部時間）
(4) 原株との交換比率	：１ADR＝原株５株（１：５）
(5) 米国証券コード（CUSIP）	：019560 10 1
(6) Ticker Symbol	：ATHLY
(7) 預託銀行	：JPモルガン・チェース銀行 (JPMorgan Chase Bank,N.A.)
(8) 原株保管銀行	：株式会社三井住友銀行



（補足説明）

1．ADRとは

ADRとは、「American Depositary Receipt」の略で、外国（米国以外）企業が原株式に代えて米国での流通を可能にするドル建ての譲渡可能記名式証券です。

米国人投資家の外国株式への投資を容易にするものであり、原株式は発行会社の本国で保管（預託）され、その原株式に基づき米国の預託銀行がADRの発行を行います。

2．ADRの分類

ADRには、新株の発行を伴うかどうか、あるいは米国の株式市場に上場するか又は非上場か等で、レベル1から3に分類されます。

レベル1は、新株の発行はしないものの、外国企業が米国市場で証券の流通を可能にする簡便な方法であり、上場を伴わないため、証券会社での店頭にて取引が行われます。

米国証券取引委員会（SEC）に対して一定の手続きを行うことで、米国基準での開示義務は課されず、日本国内の開示基準に準じた開示でADRの発行を行うことが可能です。

3．スポンサー付きADRについて

原株式の発行企業（スポンサー）が特定の預託銀行と預託契約を結び、発行体、預託銀行、投資家の権利義務を明確化したうえで預託銀行が発行するADRです。

これに対しスポンサーなしのADRは、投資家の要請に基づいて預託銀行が発行するADRで、原株式の発行企業は何ら関与しません。

以　上


END